POLYUS

RECEIVED

2006 AUG -8 A 9:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06015839

Ref ______________________

Your ref ______________________

PROCESSED

AUG 08 2006

THOMSON FINANCIAL

The U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

August 1, 2006

SUPPL

Re: OJSC Polyus Gold (File No. 82-34961)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

Ladies and Gentlemen:

On behalf of OJSC Polyus Gold (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) has made public pursuant to the laws of the Russian Federation; (ii) filed with the Non-Commercial Partnership RTS Stock Exchange ("RTS") or the Closed Joint Stock Company Moscow Interbank Currency Exchange ("MICEX") or Federal Services on Financial Markets (the "FSFM", successor of the Federal Securities Commission) and has been made public by the RTS, MICEX or the FSFM or (iii) has distributed or become required to distribute to its security holders:

1. Charter OJSC Polyus Gold – enclosed as Exhibit 1.
2. Decision on the Issuance of Securities – enclosed as Exhibit 2.
3. Securities Prospectus – enclosed as Exhibit 3.
4. Report on the Results of Issuance of Securities – enclosed as Exhibit 4.
5. Securities Questionnaire – enclosed as Exhibit 5.
6. Regulations on the Board of Directors OJSC Polyus Gold – enclosed as Exhibit 6.
7. Regulations on the General Shareholders' Meeting OJSC Polyus Gold – enclosed as Exhibit 7.
8. Regulations on the Audit Committee – enclosed as Exhibit 8.
9. Regulations on Insider Information – enclosed as Exhibit 9.
10. Regulations on the Internal Financial and Economic Audit – enclosed as Exhibit 10.
11. Net Assets Calculation for the 1st quarter 2006 – enclosed as Exhibit 11.
12. Net Assets Calculation for the 2nd quarter 2006 – enclosed as Exhibit 12.

13. List of Affiliated Persons for the 1st quarter 2006 – enclosed as Exhibit 13.
14. List of Affiliated Persons for the 2nd quarter 2006 – enclosed as Exhibit 14.
15. Corporate Governance Compliance Report to MICEX (listing stage) – enclosed as Exhibit 15.
16. Corporate Governance Compliance Report to MICEX for the 2nd quarter 2006 – enclosed as Exhibit 16.
17. Corporate Governance Compliance Report to NP RTS (listing stage) – enclosed as Exhibit 17.
18. Corporate Governance Compliance Report to NP RTS for the 2nd quarter 2006 – enclosed as Exhibit 18.
19. Information Disclosure – Acquisition of CJSC Polyus – enclosed as Exhibit 19.
20. Material Information Disclosure – Securities added to non-listed section on MICEX – enclosed as Exhibit 20.
21. Material Information Disclosure – Securities listed on MICEX – enclosed as Exhibit 21.
22. Material Information Disclosure – Listing agreement with MICEX – enclosed as Exhibit 22.
23. Material Information Disclosure – Securities listed on NP RTS – enclosed as Exhibit 23.
24. Material Information Disclosure – Listing agreement with NP RTS – enclosed as Exhibit 24.
25. Material Information Disclosure – Securities added to non-listed section on OJSC RTS – enclosed as Exhibit 25.
26. Material Information Disclosure – FSFM approval for trading of shares abroad including in form of ADRs – enclosed as Exhibit 26.
27. Material Information Disclosure – Convocation of the General Shareholders' Meeting – enclosed as Exhibit 27.
28. Material Fact Disclosure – Record date declaration – enclosed as Exhibit 28.
29. Material Fact Disclosure – Securities' issuance information – enclosed as Exhibit 29.
30. Material Fact Disclosure – Appearance of the shareholder owning more than 25% of shares – enclosed as Exhibit 30.
31. Material Fact Disclosure – More than 10% growth of Net Income – enclosed as Exhibit 31.
32. Information Disclosure – Approval of securities' issuance – enclosed as Exhibit 32.
33. Press-release – First Board of Directors meeting – enclosed as Exhibit 33.
34. Press-release – Approval of the Audit Committee Regulations – enclosed as Exhibit 34.
35. Press-release – Polyus granted export license – enclosed as Exhibit 35.
36. Press-release – Krasnoyarsk charity – enclosed as Exhibit 36.
37. Press-release – Registration of Polyus Gold – enclosed as Exhibit 37.
38. Press-release – Registration of Polyus Gold Securities – enclosed as Exhibit 38.
39. Press-release – Results of General Shareholders' Meeting – enclosed as Exhibit 39.
40. Press-release – MICEX listing – enclosed as Exhibit 40.
41. Press-release – JORC Audit results – enclosed as Exhibit 41.
42. Press-release – IFRS 2005 CJSC Polyus – enclosed as Exhibit 42.

43. Press-release – Polyus Gold ADR launch – enclosed as Exhibit 43.
44. Press-release – Inclusion to MSCI Index – enclosed as Exhibit 44.
45. Press-release – Inclusion to FTSE Gold Mines Index – enclosed as Exhibit 45.
46. Press-release – Verninskoe project – enclosed as Exhibit 46.
47. Press-release – Blagodatnoe project – enclosed as Exhibit 47.
48. Notice to shareholders on holding extraordinary General Shareholders' Meeting – enclosed as Exhibit 48.
49. Documents disclosed as Materials of the extraordinary General Shareholders Meeting, including Report of the Board of Directors on agenda of the extraordinary General Shareholders Meeting, Sample voting ballot, Regulations on Audit Commission, Indemnification agreement, Independent directors reimbursement agreement – enclosed as Exhibit 49.

If you should have any questions or comments, please call the undersigned at 011-7-495-641-3377.

Very truly yours,

General Director **Evgueni I. Ivanov**

Exemption number 82-34961
Exhibit 1

APPROVED
By the Resolution of the Extraordinary General Shareholders' Meeting of OJSC Polyus Gold

Minutes dated March 3, 2006

CHARTER
of Open Joint Stock Company Polyus Gold

2006

1. GENERAL PROVISIONS

1.1. Open Joint Stock Company Polyus Gold, hereinafter referred to as the Company, established in accordance with the legislation of the Russian Federation as a result of the reorganization of Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel in the form of spin-off, and acting pursuant to the Federal Law on Joint Stock Companies (hereinafter referred to as the Federal Law), other laws and normative legal acts of the Russian Federation, as well as in compliance with this Charter.

The Company is a legal successor of OJSC MMC Norilsk Nickel with respect to rights and obligations under the division balance sheet.

1.2. The full official name of the Company: Otkrytoe aktsionernoye obshestvo Polyus Zoloto.

The abbreviated official name of the Company: OAO Polyus Zoloto.

The full official name of the Company in English: Open Joint Stock Company Polyus Gold.

The abbreviated official name of the Company in English; OJSC Polyus Gold.

1.3. The seat of the Company: 15 Tverskoy Boulevard, Building 1, Moscow, Russian Federation 123104

1.4. The Company is a legal entity and owns specific property accounted for in a separate balance sheet. It may acquire and exercise property and personal non property rights on its own behalf, bear responsibility, and be a plaintiff and defendant in court.

1.5. The Company has the right to open accounts in banks and other credit institutions on the territory of the Russian Federation and abroad, pursuant to the established procedure.

1.6. The Company has a round seal stating its full official name in Russian and its seat. The Seal may contain the full official name of the Company in any foreign language or in the language of any people of the Russian Federation.

The Company is entitled to have stamps and letterhead specifying its name, its own logo, as well as a properly registered trademark and other means of visual identification.

1.7. The Company is liable under its obligations to the full extent of its property. The shareholders carry the risk of losses related to the operations of the company, to the extent of the value of their shares. The Company is not liable for the obligations of its shareholders.

1.8. The Company shall not be subject to the special participation right of the Russian Federation, a subject of the Russian Federation or a municipal formation in managing the Company (the “golden share”).

2. GOALS AND PURPOSES OF THE COMPANY

2.1. The main goal of the Company's operations is to make profit.

2.2. The main activities of the Company are as follows:

- Exploration, investigation and exploitation of mineral deposits;
- Extraction and production of precious metals;

- Manufacturing products out of non-ferrous and precious metals;
- Building, operation and repair of objects located on the surface, as well as in underground mines and structures, designed for exploration, investigation and operation of mineral deposits, extraction and refining of ores and non-ore minerals;
- Development of design and technical documentation for active mining works and objects;
- Operation and repair of equipment, driving machinery and communication equipment, transportation means, and equipment ensuring safety of the production and personnel;
- Blasting works;
- Operation of permanent warehouses storing explosives and of distribution chambers;
- Ore enrichment, transportation of ore concentrate using waterways, operation of hydro-technical structures;
- Metallurgical processing of ore, ore concentrate, secondary non-ferrous and precious metals, production of products from non-ferrous and precious metals, production of sulphur, vitriolic acid;
- Production, transfer, distribution and sales of electrical and heat energy;
- Storage of petroleum and refined petroleum products;
- Operation of surface and underground water supply, system of industrial-drinking water supply and water circulation;
- Production and sale of technical and technological oxygen;
- Operation and maintenance of telephone and radio-relay systems;
- Maintenance and operation of petroleum bulk plants and petroleum stations, including mobile filling stations;
- Assembly, adjustment, operation of energy supplying electro-thermal and energy equipment, and devices for the consumers;
- Transportation, forwarding and other activities related to sea, inland waterways and air transportation;
- Passenger and cargo transportation using automobile and railroad networks;
- Construction, reconstruction, repair works, maintenance of highways, railroads and roadway structures;
- Works and services in the area of nature preservation;
- Fire safety activities;
- Works related to the use of information constituting a state secret, protection of information containing a state secret, and/or providing services to protect state secret;
- Development of town-planning documents;
- Architectural activities;
- Sanatorium and resort services, health and medical services;
- Planning and survey works, including those related to the use of land;
- Topographic & geodesic and cartographic work during construction activities;

- Engineering & survey work in connection with construction, design and assembly of buildings and structures with levels I[st] & IInd of responsibility;
- Operation of engineering systems in towns and populated areas;
- Manufacture of construction materials, structures and articles;
- Educational services in the area of middle, high and post-vocational professional and appropriate additional education;
- Refining of precious metals;
- Purchasing from the public jewelry and other consumer items made out of precious metals, stones, and buying scrap of such articles;
- Recycling of scrap metal and waste of precious metals into the final product;
- Geological survey works, drawing up and publishing geological maps including digital and electronic maps;
- Geophysical (including gravimetrical) works for the study of earth's subsoil;
- Drilling of halls for water and geological and exploratory halls for hard and other minerals;
- Operational and exploration drilling of halls;
- Extraction and transportation of natural gas and gas condensate;
- Processing of gas and gas condensate;
- Export and import activities in the procedure established in the legislation of the Russian Federation;
- Investment of Company's working capital and raised funds including currency resources into joint ventures, with Russian and foreign organizations, companies and citizens, including setting up subsidiaries and dependent enterprises, both in Russia and abroad;
- Construction of oil and gas mainlines;
- Design of factories and objects for oil and gas industry;
- Operation of oil and gas mainlines;
- Construction of factories and objects of the gas industry;
- Operation of facts and objects of the gas industry;
- Repair and assembly of oil and gas drilling equipment;
- Training of staff (main profile) for potentially dangerous industrial factories and objects;
- Assembly and repair of equipment at factories for explosive and fire hazardous materials.

2.3. In order to achieve its primary purpose of activities the Company is entitled to perform any other types of economic activities except those which are prohibited by the legislation of the Russian Federation.

2.4. Types of activities requiring special permits (licenses) or registration may only be performed after the Company obtains the proper permits (licenses) or registration pursuant to the established procedure.

3. CHARTER CAPITAL AND COMPANY SHARES

3.1. Company Charter Capital consists of the nominal value of the Company shares and equals to 190 627 747 (one hundred and ninety million six hundred and twenty-seven thousand seven hundred and forty-seven) Rubles.

3.2. Company Charter Capital is divided into 190 627 747 (one hundred and ninety million six hundred and twenty seven thousand seven hundred and forty seven) common nominal shares with a nominal value of 1 (one) Ruble each.

3.3. Decision to increase the Company Charter Capital by increasing the nominal value of one share must be adopted by the general shareholders' meeting of the Company (hereinafter referred to as the Shareholders' Meeting).

3.4. Decision to increase the Company Charter Capital by placing additional shares within the limits of the number and categories (types) of declared shares must be adopted unanimously by all members of the Company Board of Directors whereas votes of former members of the Company Board will not be counted.

3.5. Placement of shares (Company issued securities convertible into shares) by closed subscription can be effected only by the Shareholders' Meeting decision to increase the Company Charter Capital through the placement of additional shares (on the placement of Company issued securities convertible into shares), adopted by a three-quarter majority vote of the shareholders with voting shares participating in the Shareholders' Meeting.

3.6. Placement of common shares through an open subscription in the amount exceeding 25 percent of common outstanding shares shall be authorized only by a decision of the Shareholders' Meeting adopted by a three-quarter majority vote of the shareholders with voting shares participating in the Shareholders' Meeting.

3.7. Placement of issued securities convertible into common shares through an open subscription in the amount exceeding 25 percent of common outstanding shares shall be authorized only upon a decision of the Shareholders' Meeting adopted by a three-quarter majority vote of the shareholders with voting shares participating in the Shareholders' Meeting.

3.8. The payment for the shares of the Company may be made in cash, securities, or other items and property rights, or other rights with a monetary value.

3.9. If a payment for the Company shares is made in non-monetary means, the monetary value of such means submitted as payment will be assessed by the Company Board of Directors in accordance with the Federal Law, other laws and normative and legal acts of the Russian Federation.

3.10. The Company Charter Capital may be reduced by purchasing and redeeming part of the shares. The Company is entitled to buy back some of its outstanding shares upon a decision of the Shareholders' Meeting on reducing the Company Charter Capital through a purchase of some of its outstanding shares in order to reduce their total number.

3.11. Company's decision to reduce its Charter Capital by reducing the nominal value or by buying back part of the shares in order to reduce their total number must be authorized by the Shareholders' Meeting.

3.12. The Company has the right to buy back its outstanding shares upon a decision of the Board of Directors of the Company.

3.13. When the Company buys back some of its outstanding shares, in the event the

Shareholders' Meeting authorizes to reduce the Company Charter Capital through a purchase of some of its shares in order to reduce their total number, the payment for repurchased shares may be effected, if so authorized by the Shareholders' Meeting, by cash, securities, other items or property rights, or other rights with a monetary value.

3.14. The Company shall set up a reserve fund in the amount of 15 (fifteen) percent of the Charter Capital. The reserve fund will be financed by annual installments in the amount of 5 percent of net profit until it reaches its target size.

The Company reserve fund is used to cover the Company's losses as well as to redeem bonds and buy back Company's shares in the event no other means are available. The reserve fund shall not be used for other purposes.

3.15. The Company ensures maintenance and storage of the Company shareholders' register in accordance with the legal acts of the Russian Federation as of the moment of Company state registration.

4. SHAREHOLDERS' RIGHTS

4.1. The shareholders have the following rights:

- To receive dividends declared by the Company;
- To participate personally or via representatives in the Shareholders' Meeting with voting rights on all issues in his/her competence;
- To submit items to the Shareholders' Meeting agenda, pursuant to the procedure stipulated in the legislation of the Russian Federation and in this Charter;
- To obtain information about the Company operations and receive the Company documents in accordance with Article 91 of the Federal Law on Joint Stock Companies, other normative acts and this Charter;
- Preferential purchase of additional shares and securities, convertible into shares, placed through an open subscription, in the amount proportionate to the number of shares of this category (type) held by this shareholder;
- To receive a share of Company property in the event of Company's liquidation;
- To exercise other rights provided by the legislation of the Russian Federation and this Charter.

4.2. Owners of voting shares, in the events provided for by the Federal Law, have the right to demand the Company to buy all or part of their shares.

5. GENERAL SHAREHOLDERS' MEETING

5.1. The highest management body of the Company is the Shareholders' Meeting.

5.2. The Company shall hold an Annual Shareholders' Meeting once a year. An Annual Shareholders' Meeting is held no earlier than in two months and no later than in six months after the end of the Company's fiscal year.

An Annual Meeting is called by the Company Board of Directors.

5.3. The shareholders (shareholder) holding no less than two percent of the voting shares of the Company shall have the right to submit questions for the agenda of the Annual and Extraordinary Shareholders' Meetings as well as nominate candidates to be elected to the Board of Directors and to the Audit Commission of

the Company, within the limits established by the Federal Law. Proposals for the agenda of the Annual Meeting and a list of nominated candidates to the Board of Directors and to the Audit Commission of the Company shall be submitted to the Company no later than 30 days after the end of the fiscal year. Nomination by shareholders (shareholder) of candidates for the Company Board of Directors, the Audit Commission (hereinafter referred to as the Audit Commission), in addition to the information defined by Article 53 paragraph 4 of the Federal Law, shall also contain the following information about the candidates:

- Full name;
- Date of birth;
- Education;
- Places of employment for the last five years;
- Criminal record in financial crimes or crimes against the state;
- Number of Company shares owned by the candidate;
- List of all positions occupied by the candidate in management bodies of other legal entities (specifying the full names of such legal entities and dates on which the candidate entered the position);
- Candidate's written agreement to assume the respective position.

5.4. An announcement of a Shareholders' Meeting shall be published in the Izvestia Newspaper, in the Rossiyskaya Gazeta Newspaper, as well as in the Taymir Newspaper no later than 30 days prior to the date of the Shareholders' Meeting. In case the Shareholders' Meeting is held by absentee voting, the announcement of the Shareholders' Meeting shall be published in the aforementioned publications no later than 30 days before the acceptance deadline for voting ballots.

The Company may inform shareholders additionally of a Shareholders' Meeting by posting a respective announcement on the Company's website on the Internet, or by submitting Meeting notices to the shareholders by e-mail.

The Company has the right to publish an announcement of a Shareholders' Meeting prior to the deadline specified in paragraph 1 of this article.

The Company Board of Directors may make a decision about additional publications of the announcements of the Shareholders' Meeting in other printed mass media.

5.5. Within the period of preparation for the Meeting, the Board of Directors (and in the events stipulated in the Federal Law, other persons), shall determine:

5.5.1. Form of the Shareholders' Meeting (meeting or absentee vote);

5.5.2. Date, place, time of the Shareholders' Meeting (including the time of start and end of shareholders' registration), and in the event when, in accordance with Article 60 Paragraph 3 of the Federal Law, filled-in ballots may be sent to the Company, then the postal address for the filled-in ballots to be sent or, in the event the Meeting is conducted in the form of absentee vote, then the acceptance deadline for the voting ballots and the postal address for the filled-in ballots to be sent;

5.5.3. Compilation date of the list of persons entitled to participate in the Shareholders' Meeting;

5.5.4. Agenda of a Shareholders' Meeting;

5.5.5. Announcement procedure of a Shareholders' Meeting for shareholders;

5.5.6. The list of information (materials) provided to the shareholders during the period of preparing for the Meeting, and the procedure for providing such information;

5.5.7. Form and text of the voting ballot;

5.5.8. Regulation for conducting a Shareholders' Meeting (total duration of the Meeting, breaks, time limits allocated for presentations and speeches on every question and for discussion of the issues, etc.)

5.6. A Shareholders' Meeting announcement shall include the following information:

5.6.1. Full official name of the Company and the seat of the Company;

5.6.2. Form of conducting of the Shareholders' Meeting (meeting or absentee vote);

5.6.3. Date, place, time of the Shareholders' Meeting (including the time of start and end of shareholders' registration), and in the event when, in accordance with Article 60 Paragraph 3 of the Federal Law, filled-in ballots may be sent to the Company, then the postal address for the filled-in ballots to be sent or, in the event the Meeting is conducted in the form of absentee vote, then the acceptance deadline for the voting ballots and the postal address for the filled-in ballots to be sent;

5.6.4. Compilation date of the list of persons entitled to participate in the Shareholders' Meeting;

5.6.5. Agenda of the Shareholders' Meeting indicating the person who placed a respective question on the agenda of the Shareholders' Meeting;

5.6.6. Procedure for obtaining information (materials) subject to be submitted during the period of preparation for the meeting, and address (addresses) where it may be obtained.

5.7. The following documents constitute the information (materials) that shall be provided to the persons entitled to participate in the Shareholders' Meeting, at the time of preparation for the Shareholders' Meeting: annual accounting reports, including an Auditor's opinion, opinion of the Audit Commission based on the results of an audit of the annual accounts, information on candidates to the Company Board of Directors and to the Company Audit Commission, draft changes and amendments to the Company Charter, or a new draft of the Company Charter, draft Company regulations, draft decisions of the Shareholders' Meeting, Company Annual Report, evaluation of auditor reports prepared by the Audit Committee of the Board of Directors, a report of the Board of Directors of the Company including a motivated position of the Board of Directors regarding the Meeting agenda issues. By decision of the Company Board of Directors, when preparing for the Shareholders' Meeting the shareholders may be provided with special opinions from members of the Company Board of Directors.

Information on the candidates nominated to the Board of Directors and to the Audit Commission of the Company shall include the following:

- Full name;
- Date of birth;
- Education;
- Places of employment for the last five years;
- Criminal record in financial crimes or crimes against the state;
- Number of Company shares owned by the candidate;
- List of all positions held by the candidate in the management bodies of other legal entities (specifying the full name of such legal entities and dates, on which the candidate entered the position).

5.8. The list of persons entitled to participate in Shareholders' Meeting is compiled pursuant to the data in the Company Shareholders' register, as of the date set up by the Company Board of Directors. The date for compiling the list of persons entitled to participate in the Shareholders' Meeting can not be set prior to the date when a

decision to call the Meeting was made and more than 50 days (in the events defined by Article 53 Paragraph 2 of the Federal Law – more than 65 days) prior to the date of the Shareholders' Meeting.

If at a Shareholders' Meeting the quorum is calculated and the voting is done by the ballots received by the Company in accordance with Article 58 Paragraph 2 of the Federal Law, the date for compiling the list of persons entitled to participate in the Shareholders' Meeting shall be no less than 45 days prior to the date of the Shareholders' Meeting.

5.9. Shareholders' Meeting called in addition to the annual meeting are deemed extraordinary. An Extraordinary Shareholders' Meeting may be called by the Company Board of Directors at its own initiative, upon a request from the Company Audit Commission, Company Auditor as well as the shareholders (shareholder) holding no less than 10 percent of the voting shares of the Company as of the date the request is submitted.

5.10. The Company Board of Directors shall call an extraordinary Shareholders' Meeting upon request from the Company Audit Commission, the Company Auditor or shareholders (shareholder) holding no less than 10 percent of voting shares of the Company. A decision to call or refusing to call an extraordinary Shareholders' Meeting upon request from the Audit Commission, the Company Auditor or shareholders (shareholder) holding no less than 10 percent of the voting shares of the Company, must be adopted by the Board of Directors within five days since such a request was made. Such decisions shall be communicated to the parties requesting for an extraordinary Shareholders' Meeting, no later than three days after being made.

A decision to refuse to call an extraordinary Shareholders' Meeting may be made only in the circumstances established by the Federal Law.

5.11. An extraordinary Shareholders' Meeting upon request from the Audit Commission, the Company Auditor or shareholders (shareholder) holding no less than 10 percent of the Company voting shares must be held within 40 days since the request is submitted. If election of the Board of Directors is on the agenda of the extraordinary Shareholders' Meeting, then such Meeting must be held within 70 days since the request to call an extraordinary Shareholders' Meeting is submitted.

5.12. The Board of Directors is not entitled to make changes in the wording of the agenda items, formulation of the decisions on such issues, and to change the suggested form of having an extraordinary Shareholders' Meeting called upon request from the Audit Commission, the Company Auditor, or shareholders (shareholder) holding no less than 10 percent of the voting shares of the Company.

5.13. In the event if within the established period the Board of Directors does not make a decision to call an extraordinary Shareholders' Meeting, or it has refused to call an extraordinary Shareholders' Meeting the Meeting may be called by the bodies or persons requesting it.

In this case expenses related to the preparation and Shareholders' Meeting itself can be reimbursed upon the expense of the Company if approved by the Shareholders' Meeting.

5.14. If election of the Board of Directors using a cumulative voting procedure is on the agenda of an Extraordinary Shareholders' Meeting, the shareholders (shareholder) of the Company holding a total of no less than 2 percent of the voting shares of the Company have the right to nominate a number of candidates for the Company

Board of Directors, not exceeding the number of seats on the Company Board of Directors. Such proposals shall be received by the Company no later than 30 days prior to the date of the Extraordinary Shareholders' Meeting.

5.15. A shareholder is entitled to participate in Shareholders' Meeting in person as well as to delegate this right to a representative. A shareholder's representative acts at the Shareholders' Meeting within the powers based on the guidelines of the federal laws or acts of the properly authorized state bodies or local self-management bodies, or on the basis of a proxy prepared in written form in accordance with federal laws requirements. A shareholder has the right to replace its representative at a Shareholders' Meeting at any time or personally attend the Meeting at any time.

5.16. The voting at a Shareholders' Meeting is made by ballots. Ballots for voting shall be sent to the shareholders no later than 20 days prior to the date of a Shareholders' Meeting.

5.17. A Shareholders' Meeting is deemed legally competent (a quorum is present) if in total the attending shareholders own more than half of the votes belonging to outstanding voting shares of the Company.

Shareholders registered to participate at a meeting and shareholders whose ballots are received no later than two days prior to the date of the Shareholders' Meeting shall be regarded as participants at a Shareholders' Meeting. Shareholders whose voting ballots are received before the acceptance deadline for voting ballots are recognized as having participated in the Shareholders' Meeting held by absentee vote.

5.18. The procedure for holding a Shareholders' Meeting is established by the Regulation on Shareholders' Meeting of the Company which is approved by a Shareholders' Meeting.

5.19. The competence of the Shareholders' Meeting includes the following matters:

5.19.1. Making changes and amendments to the Company Charter or approving a new version of the Company Charter;

5.19.2. Reorganization of the Company;

5.19.3. Liquidation of the Company, appointment of the Liquidation Commission and approval of the interim and final liquidation balance sheets;

5.19.4. Determination of the number of members of the Company Board of Directors, election of its members and early termination of their powers;

5.19.5. Determination of the number, nominal value, category (type) of authorized shares and rights granted by these shares;

5.19.6. Increase of the Company Charter Capital by increasing the nominal value of shares, as well as by placing additional shares in the events provided for by the Federal Law and the Company Charter;

5.19.7. Decrease of the Company Charter Capital by reducing the nominal value of shares through Company's buy-back of shares in order to reduce their total number, as well as through redemption of shares purchased or bought back by the Company;

5.19.8. Election of members of the Audit Commission and early termination of their powers;

5.19.9. Approval of the Company Auditor;

5.19.10. Approval of year-end reports, annual accounts, including the Company profit and loss report (profit and loss account), as well as distribution of profit, including dividend payments (announcement), and losses of the Company based on fiscal year results;

5.19.11. Determination of the procedure of holding Shareholders' Meeting;

5.19.12. Election of members of the counting commission and early termination of their powers;

5.19.13. Splitting and consolidation of shares;

5.19.14. Making decisions on approval of interested party transactions, in the events provided for by the Federal Law;

5.19.15. Making decisions on approval of major transactions provided for by the Federal Law;

5.19.16. Approval of shares' buy-back by the Company in the events provided for by the Federal Law;

5.19.17. Making decisions on participation in holding companies, financial and industrial groups, associations and other alliances of for-profit organizations;

5.19.18. Approval of internal documents regulating the activities of the Company bodies;

5.19.19. Making decisions on other matters provided for by the Federal Law.

5.20. The decision of a Shareholders' Meeting on questions put to a vote shall be made by a majority vote of the shareholders holding voting shares of the Company, participating in a Shareholders' Meeting, if a greater number of votes is not required in order to make a decision pursuant to the present Charter or legislation of the Russian Federation.

5.21. Decision on the issues specified in items 5.19.1. - 5.19.3., 5.19.5. and 5.19.16. of the present Charter shall be adopted by a Shareholders' Meeting with a three-quarter majority vote of shareholders, owners of voting shares, participating at the Meeting.

5.22. Decision on the issues specified in items 5.19.2., 5.19.6., 5.19.13. - 5.19.18. are made by the Shareholders' Meeting only if so proposed by the Company Board of Directors.

5.23. Decision of a Shareholders' Meeting maybe adopted without an actual meeting (joint attendance of shareholders for discussions of the issues on the agenda and adoption of decisions on questions put to a vote), by absentee voting.

5.24. Decisions made by a Shareholders' Meeting, as well as voting results shall be made known to shareholders by means and within the deadlines provided for by the Federal Law.

5.25. Establishing the presence of quorum, votes counting and other functions of the Counting Commission are performed by a specialized Registrar that is authorized by the Company Board of Directors to hold the register of Company's shareholders.

6. COMPANY BOARD OF DIRECTORS

6.1. General provisions:

6.1.1. Company Board of Directors (hereinafter referred to as the Board of Directors) is the management body of the Company and performs general management of the Company, with the exception of matters delegated by the Federal Law and the

present Charter to the authority of the Shareholders' Meeting.

6.1.2. Members of the Board of Directors shall be elected by an Annual Shareholders' Meeting in line with the procedure provided for by the Federal Law, for a term up to the next Annual Meeting.

6.1.3. The number of the Board of Directors members is 9 persons. The Board of Directors may recommend a Shareholders' Meeting to amend the present Charter so as to change the number of the members of the Board of Directors.

6.1.4. The chairman of the Board of Directors (hereinafter referred to as the Chairman or the Chairman of the Board of Directors) is elected by the Board of Directors members out of them by a majority vote from the total number of the Board of Directors Members. The Board of Directors has the right to reelect the Chairman at any time by a majority vote of the total number of the Board members.

6.1.5. When exercising their rights and performing their obligations, the members of the Board of Directors shall act in the interests of the Company, exercise their rights and perform their obligations with regard to the Company wisely and in good faith. They shall be responsible to the company for losses incurred by the Company due to their wrongful act (failure to act), unless federal law makes other provisions for cause and amount of liability.

The members of the Board of Directors who voted against the decision which incurred losses to the Company, or who did not participate in the voting, shall not bear liability. When determining the cause and amount of liability of the Board members business custom and other circumstances relevant to the case shall be taken into account.

6.1.6. At the decision of the Shareholders' Meeting, members of the Board of Directors during the term of performing their duties may be remunerated and (or) compensated for the expenses incurred while performing their duties as the members of the Board of Directors.

6.2. Board of Directors' Meetings:

6.2.1. Chairman of the Board of Directors or, in the event of his/her absence, one of the members of the Board of Directors, at the discretion of the Board of Directors, shall organize the work of the Board of Directors, call and hold its meetings, arrange for minutes of the meeting, and chair the meetings.

6.2.2. Meetings of the Board of Directors shall be held in accordance with the present Charter as often as necessary, but no less than once per six weeks. Meetings are called by the Chairman of the Board of Directors at his/her own initiative, at the request of a Board of Directors member, Audit Commission, Auditor, General Director, as well as the shareholders holding a total of no less than 10 (ten) percent of common shares of the Company (or their representatives), stated in written form with an outline of reasons for the meeting.

The procedure for calling and holding the Board of Directors meeting is determined by an internal Company document – Regulation on the Company Board of Directors.

6.2.3. The Board of Directors is entitled to adopt its decisions by absentee vote.

6.2.4. Decisions at the meetings of the Board of Directors shall be adopted by a majority vote of the Board Members participating in the meeting unless the legislation of the Russian Federation or this Charter provide otherwise.

6.2.5. The Board member who is the General Director of the Company shall not participate in the voting on issues involving determining the amount of remuneration and compensations for the General Director of the Company and approval of the contract terms with the General Director of the Company.

6.2.6. When establishing the presence of quorum at the Board of Directors' Meeting and calculating voting results on the issues put forth on the agenda of the Board of Directors' meeting, a written opinion from a Board of Directors' member absent from the meeting must be weighed, provided that such written opinion was received by the Board of Directors prior to the start of the meeting.

6.2.7. At the Board of Directors meeting, each member of the Board of Directors has one vote. If the votes of members of the Board of Directors are split equally, the Chairman of the Board of Directors shall have the deciding vote.

6.2.8. A Board of Directors' meeting has quorum if at least no less than one half of all elected members of the Board of Directors attend the meeting. In the event if the Board of Directors meeting agenda includes issues set out by items 6.3.3.1, 6.3.3.12, 6.3.3.15 and 6.3.3.26 of the present Charter, as well as issues involving reorganization or liquidation of the Company, increase or decrease of the Company Charter Capital, the Board of Directors' Meeting is deemed to have quorum in the presence of no less than two-thirds of the total number of elected members of the Board of Directors attend the meeting, provided that at least one Independent Director is present at the Meeting, if such a member of the Board of Directors has been elected and is not considered to have withdrawn from the Board of Directors.

With the exception of cases when an "independent director" is defined for the purposes of approving interested party transactions in accordance with Article 83 of the Federal Law, a member of the Board of Directors is recognized as an Independent Director who meets the following criteria:

(a) at the time of election and within 1 year prior to election shall not be an officer or an employee of the issuer (manager);

(b) shall not be an officer of another business company, in which any officers of the Company is a member of the Remuneration and Human Resources Committee of the Board of Directors;

(c) shall not be marital partners, parents, children, brothers or sisters of the officers (manager) of the issuer (an officer of the management company of the issuer);

(d) shall not be a person affiliated with the issuer, apart from being a member of the Board of Directors of the issuer;

(e) shall not be a party under a contract with the issuer, pursuant to the conditions of which he/she may acquire property (receive cash) with the value of 10 percent or more of his/her total annual income, in addition to the remuneration for participating in the activities of the Board of Directors of the Company;

(f) shall not be a representative of the state, i.e. a representative of the Russian Federation or the subjects of the Russian Federation in the Board of Directors of joint stock companies regarding which a decision to exercise the golden share right was made, or a person elected to the Board of Directors from the number of candidates nominated by the Russian Federation or a subject of the Russian Federation or a municipal formations, if such Board Members must vote on the basis of written directives (instructions) of a subject of the Russian Federation, respectively, or a municipal formations.

If a member of the Board of Directors who meets the aforementioned criteria services as a member of the Board of Directors for a period of seven years, upon expiry of this term such a Board Member is no longer recognized as an Independent Director for such purposes.

6.2.9. Minutes of all meetings of the Board of Directors are maintained in compliance with the procedure established by the Federal Law. All minutes must be signed by the Director chairing a meeting of the Board of Directors, who is responsible for the accuracy of preparation of the minutes, and by the Secretary of the Board of Directors.

6.3. Competence of the Board of Directors:

6.3.1. General management of the Company's operations falls under the competence of the Board of Directors except the matters delegated to the Shareholders' Meeting.

6.3.2. Matters assigned to the competence of the Board of Directors by the Federal Law and the present Charter may not be delegated to Company's executive body.

6.3.3. The competence of the Board of Directors shall include the following:

6.3.3.1. Identification of priority directions of Company' operations, concepts and strategy of Company development, as well as means of implementation them, approval of Company plans and budgets, as well as approval of changes to the Company plans and budgets;

6.3.3.2. Approval of the annual consolidated financial reports of the Company;

6.3.3.3. Calling an annual and extraordinary Shareholders' Meeting, unless otherwise provided for by the Federal Law;

6.3.3.4. Approval of the agenda for a Shareholders' Meeting;

6.3.3.5. Setting up the date for compiling a list of persons entitled to participate in the Shareholders' Meeting, and other issues assigned to the Board of Directors' competence in accordance with the Federal Law, and related to preparation and holding the Shareholders' Meeting;

6.3.3.6. Submission to a Shareholders' Meeting of issues set out by Items 5.19.2., 5.19.6., 5.19.13. - 5.19.18. of the present Charter;

6.3.3.7. Placement of Company's bonds and other issued securities, including bonds convertible into shares, options, and other issued securities, in cases provided for by the Federal Law;

6.3.3.8. Determination of the value (monetary valuation) of property, placement or buy-back price of issued securities in cases provided for by the Federal Law;

6.3.3.9. Buying back the shares outstanding, bonds and other securities placed by the Company in cases provided for by the Federal Law;

6.3.3.10. Forming a sole executive body of the Company, i.e. the General Director position, and early termination of his/her powers, determination of the amount of remuneration and compensation package paid to the General Director, approval of and amending the terms of agreement with him/her and terminating such an agreement;

6.3.3.11. Recommendations on the amount of remuneration and compensations to be paid to the members of the Auditing Commission and determining the amount of remuneration for the services of the Company Auditor;

6.3.3.12. Recommendations on the amount of dividends and payment procedures;

6.3.3.13. Use of reserve and other funds of the Company;

6.3.3.14. Approval of Company internal documents, with the exception of internal documents, the approval of which is assigned to the competence of the Shareholders' Meeting by the Federal Law, as well as other Company internal documents, the approval of which is placed by this Charter in the competence of the Company's executive body;

6.3.3.15. Making decisions on transactions involving Company's equity stakes or shares that will or may lead to alienation or encumbrance of such equity stakes or shares, as well as adoption of other decisions that may lead to the changes in the size of equity stakes in other companies (decision not to exercise the preemptive right to acquire shares (stakes), to participate in subscription for shares, etc.);

6.3.3.16. Creation (liquidation) of branches and opening (closing) of representative offices of the Company;

6.3.3.17. Approval of major transactions in the cases provided for by the Federal Law;

6.3.3.18. Approval of interested party transactions in the cases provided for by the Federal Law;

6.3.3.19. Approval of Company Registrar and terms of the contract with the Registrar, as well as termination of such contract;

6.3.3.20. Increase of the Company Charter Capital by placing additional shares limited by the number and categories (types) of the declared shares;

6.3.3.21. Approval of a Company's securities issues, securities' placement report and securities prospectus in compliance with the federal laws and other legislative acts;

6.3.3.22. Making a decision to call the Shareholders' Meeting of a subsidiary company and approval of its agenda if by the subsidiary's charter this matter is not delegated to the competence of another party or body of that company;

6.3.3.23. Introduction of amendments and supplements to the Company Charter in cases provided for by the Federal Law;

6.3.3.24. Control over the execution of budgets approved by the Board of Directors;

6.3.3.25. Approval of regulations on branches and representative offices of the Company;

6.3.3.26. Approval of the Company's dividend policy;

6.3.3.27. Approval of the system and procedures of internal control and of management information system;

6.3.3.28. Making decisions on appointment (dismissal) of the Company's head of the control and audit service and determination of his/her remuneration amount;

6.3.3.29. Approval of candidates' requirements and staff appointment procedure of the control and audit service of the Company;

6.3.3.30. Approval of Regulation on the control and audit service of the Company;

6.3.3.31. Setting up qualification requirements for candidate for the position of the General Director of the Company;

6.3.3.32. Making decisions on appointing to the position (dismissal) of the Company Secretary, defining the terms of agreement with the Secretary, including determination of amount remuneration of the Company Secretary;

6.3.3.33. Approval of Regulation on the Company Secretary;

6.3.3.34. Making a decision on transactions valued at 5 (five) or more percent of the book value of assets of the Company, as of the last balance sheet reporting date;

6.3.3.35. Identification of the main risks related to the Company's activities, and implementation of measures and procedures to manage such risks;

6.3.3.36. Approval of public and investor relations policy;

6.3.3.37. Monitoring the Company management and its financial and economic activities, evaluating operations of the Company General Director, control over executing the decisions of the Board of Directors;

6.3.3.38. Making a decision on inviting independent observers to control the vote counting procedure at the Shareholders' Meeting;

6.3.3.39. Creating Board of Directors Committees made up of the members of the Board of Directors;

6.3.3.40. Election and dismissal of the deputy (deputies) of the Chairman of the Board of Directors;

6.3.3.41. Making decisions to appoint (dismiss) the Board of Directors Secretary;

6.3.3.42. Resolving the issue of the voting procedure at the general meetings of shareholders (participants) of companies, whose shares or equity stakes are owned by the Company, in relation to the issues of increasing charter capital, on reorganization and liquidation of such companies;

6.3.3.43. Other matters provided for by the Federal Law and this Charter.

6.4. The Secretary of the Company is elected by the Board of Directors for a term of 1 (one) year. The authority of the Company Secretary may be prematurely terminated by the decision of the Board of Directors.

6.5. The Secretary the Company shall:

- Supervise the compliance of the Company bodies and officers with the procedural requirements guaranteeing the rights and interests of the Company's shareholders;
- Control preparation and conduct of the Shareholders' Meeting pursuant to the legislation of the Russian Federation, this Charter and internal documents of the Company;
- Render assistance to the members of the Board of Directors in executing their functions;
- Ensure the storage of the Company's charter and registration documents, minutes of the Shareholders' Meeting and Board of Directors meetings, voting ballots, as well as proxies (copy of proxies) to participate at the Shareholders' Meeting;
- Supervise the disclosure (submission) of Company information at the request of shareholders, as well as to the federal government body on the securities market and other state authorities;
- Review the Company shareholders' queries in relation to shareholders' registration before the Shareholder's Meeting.

6.6. In the event if the Company enters into a major transaction, the decision on its approval shall be made by the Board of Directors or a Shareholders' Meeting prior to its conclusion.

6.7. For the Board of Directors and the General Meeting to make a decision on the approval of a major transaction, the value of property (services) being alienated or

acquired is determined by the Board of Directors in accordance with Article 77 of the Federal Law with a mandatory invitation of an independent valuator.

6.8. The members of the Board of Directors shall disclose information about their ownership of the Company's securities, as well as about their sale and/or purchase of the Company's securities.

7. EXECUTIVE BODY OF THE COMPANY

7.1. Management of day-to-day operations of the Company is performed by the General Director of the Company (the sole executive body). The General Director of the Company (hereinafter referred to as the General Director) shall perform his/her duties in strict compliance with the Federal Law, other laws and normative legal acts of the Russian Federation, this Charter, internal documents of the Company and the employment contract signed by the General Director.

7.2. The rights and responsibilities of the General Director with regard to management of the Company's day-to-day operations shall be determined by the Federal Law, other legal acts of the Russian Federation, this Charter, internal documents of the Company and by the contract entered into by the Company. This said Contract is signed by the Chairman of the Board of Directors or any other person authorized by the Board of Directors. The Board of Directors may terminate the Contract with the General Director any time.

7.3. The General Director is elected for a term of 3 (three) years.

7.4. The General Director without a power of attorney acts on behalf of the Company, including: representing its interests, entering into deals on behalf of the Company, approving staff, issuing orders and giving instructions mandatory for all Company employees; approving internal documents of the Company that regulate production and technological, financial, accounting, economic, staffing, social and household issues, as well as issues of labor, safety and file management, as well as making decisions regarding current operations of the Company, the decisions, which are not placed by the Charter in the competence of the Shareholders' Meeting or of the Board of Directors.

7.5. The General Director, while executing the rights and performing the responsibilities, shall act in the interests of the Company, exercise the rights and perform the responsibilities for the Company wisely and in good faith. He is liable to the Company for the losses caused to the Company by his wrongful actions (inaction) in accordance with the legislation of the Russian Federation. When determining the cause and amount of liability, terms of the employment contract and standard business practice must be taken into account as well as other circumstances important for the case.

7.6. The General Director is responsible for organizing the work related to the use of information constituting a state secret, as well as for the implementation of a system for protecting such information, as well as for ensuring the recording and storage of the documents containing employees' files and for the performing by the Company and its employees of the responsibilities arising from the Federal Law On Defense.

7.7. The person performing the functions of the sole executive body, including a management company (manager) and its officers must disclose information about their ownership of the Company's securities as well as about its sale or purchase of the Company's securities.

8. CONTROL OVER THE COMPANY'S FINANCIAL AND ECONOMIC OPERATIONS

8.1. The control over the Company's financial and economic activity is exerted by the Audit Commission.

8.2. The Shareholders' Meeting shall elect an Audit Commission consisting of 5 (five) members. Its activities are regulated by the Regulation on the Audit Commission, which is approved by the Shareholders' Meeting.

The members of the Audit Commission may not at the same time be the members of the Board of Directors, nor occupy any positions in the Company's management bodies.

8.3. The Audit Commission shall conduct audits at the year-end, as well as at any time at the initiative of the Audit Commission, pursuant to the decision of the Shareholders' Meeting, of the Board of Directors, or at the request of shareholders holding not less than 10 (ten) percent of the Company's voting shares.

8.4. At the request of the Audit Commission, the persons occupying positions in the Company management bodies must provide documents on Company's financial and economic activities.

8.5. The Auditor shall conduct an audit of the Company's financial and economic activities in compliance with the Russian Federation legal acts and on the basis of the agreement signed by the Auditor and the Company.

8.6. Pursuant to the audit results of financial and economic operations, the Audit Commission and the Auditor shall render its opinion compliant in the format determined by the federal laws and other legal acts of the Russian Federation.

8.7. The Audit Commission and the Auditor are entitled to call an extraordinary Shareholders' Meeting pursuant to the procedure provided for by the Federal Law.

9. ACCOUNTING AND REPORTING OF THE COMPANY

9.1. The Company shall keep accounting records and submit financial reports pursuant to the procedure established in the Federal Law and in other legal acts of the Russian Federation.

9.2. The Company shall store and provide the shareholders with access to the documents pursuant to the Federal Law, other laws and normative legal acts of the Russian Federation.

9.3. Pursuant to the Federal Law, other legal acts and the Company Charter, the General Director of the Company shall be responsible for the setup, quality and accuracy of the accounting records of the Company, timely submission of the annual report and other financial reports to the appropriate bodies as well as for the data about the Company business provided to the shareholders, creditors and mass media,

9.4. The members of the Board of Directors and the executive body of the Company are not allowed to disclose confidential and insider information, except in cases when the disclosure of such information is provided for by the current legislation of the Russian Federation, nor use confidential and insider information for purposes not related to their professional activities. Herein insider information shall mean substantial information about the Company's activities, shares and other securities, and transactions therewith, that is not publicly available, and the disclosure of which may substantially affect the market value of other shares and securities of the

Company.

9.5. The members of the Board of Directors and of the executive body of the Company shall bear liability for the disclosure of confidential and insider information pursuant to the current legislation of the Russian Federation.

9.6. The annual Report of the Company is subject to preliminary approval by the Board of Directors no later than 30 days prior to the day of the Annual Shareholders' Meeting. The Annual Report of the Company must contain (inter alia) a list of persons that pursuant to the data in the Company shareholders register own 5 and more percent of the voting shares of the Company, as well as the report of the Board of Directors.

9.7. The Company must keep the following documents:

9.7.1. Company Charter, amendments and additions made to the Company Charter, registered pursuant to the established procedure, resolution to create the Company, state registration certificate of the Company;

9.7.2. Documents confirming the right of the Company to the property on its balance sheet;

9.7.3. Internal documents of the Company;

9.7.4. Regulations on branches and/or representative offices of the Company;

9.7.5. Annual Reports;

9.7.6. Accounting records;

9.7.7. Accounting reports;

9.7.8. Minutes of the Shareholders' Meetings, meetings of the Board of Directors, and of the Audit Commission;

9.7.9. Voting ballots as well as proxies (copies of proxies) for participation in the Shareholders' Meeting;

9.7.10. Independent valuation reports;

9.7.11. Lists of affiliated parties of the Company;

9.7.12. Lists of persons that have the right to participate in the Shareholders' Meeting, entitled to receive dividends, as well as other lists compiled by the Company in order to secure the shareholders' rights pursuant to the requirements of the Federal Law;

9.7.13. Opinions of the Audit Commission, the Company Auditor, state and municipal financial control authorities;

9.7.14. Securities' prospectuses, quarterly reports of the issuer, and other documents that contain information subject to publication or disclosure in any other way pursuant to the Federal Law or other federal laws;

9.7.15. Other documents stipulated in the Federal Law, the Company Charter, internal Company documents, resolutions of the General Meeting of Shareholders and Board of Directors, as well as documents stipulated in the legal acts of the Russian Federation.

9.8. The Company must provide the shareholders with access to documents stipulated in item 9.7 of this Charter. Whereas, the accounting records may be accessed only by the shareholders (a shareholder) holding in total no less than 25% of the voting shares of the Company.

9.9. The Company must publish the following documents in the mass media accessible to all shareholders of the Company:

9.9.1. Annual report of the Company, balance Sheet and profit and loss account;

9.9.2. Equity issue prospectus of the Company in cases provided for by the legal acts of the Russian Federation;

9.9.3. Shareholders' Meeting announcement according to the procedure provided for by the Federal Law and the present Charter;

9.9.4. Lists of affiliated parties of the Company, specifying the number and categories (types) of shares they hold;

9.9.5. Other information determined by the legislation of the Russian Federation.

9.10. Affiliated parties of the Company must notify the Company in writing of the Company shares owned by them, specifying their number and categories (types) no later than in 10 days from the date of purchasing the shares.

In the event if due to the failure of an affiliated party to provide the specified information or to provide it in time the Company incurs pecuniary loss, the affiliated party shall be liable to the Company in the amount of the inflicted damage.

10. CLOSING PROVISIONS

10.1. Upon the decision of the Shareholders' Meeting, the Company may be reorganized in the order provided by the laws and normative legal acts of the Russian Federation.

10.2. The Company may be liquidated:

- Voluntarily at the decision of the Shareholders' Meeting, pursuant to the procedure set out by the Civil Code of the Russian Federation and with consideration of requirements set out by the Federal Law and this Charter;
- Pursuant to a court ruling due to the grounds provided for by the Civil Code of the Russian Federation.

The liquidation of the Company shall entail its termination without transfer of rights and responsibilities in the order of legal succession to other persons.

10.3. In the event of changes in the form of ownership of the Company, the reorganization or liquidation of the Company, or the termination of work with the use of information constituting a state secret, the General Director of the Company shall undertake proper measures in order to protect this information and its carriers.

10.4. The Company does not have branches or representative offices.

Exemption number 82-34961

Exhibit 2

Registered on April 27, 2006

state registration number

1	-	0	1	-	5	5	1	9	2	-	E	-				

Federal Service for Financial Markets

(name of the registration authority)

(signature of the authorized person)

(seal of the registration authority)

DECISION ON ISSUE OF SECURITIES

Open Joint Stock Company "Polyus Gold"

registered non-documentary ordinary shares in the quantity of 190,627,747 with nominal value of 1 (one) ruble, method of placement - distribution of shares of a joint stock company established by way of spin-off among the shareholders of the joint stock company reorganized through such spin-off

Approved by the Resolution of the Board of Directors of the OJSC "Polyus Gold" of April 05, 2006, Minutes No. 2

on the basis of and in compliance with the decision on the establishment of the Open Joint-Stock Company "Polyus Gold" by way of spin-off from the OJSC "MMC "Norilsk Nickel", approved by the resolution of the extraordinary General Shareholders Meeting of the OJSC "MMC "Norilsk Nickel" of September 30, 2005.

Location and contact telephone numbers of the issuer indicating the regional code:

Russian Federation, 123104, Moscow, Tverskoy Boulevard, 15

Telephone: (495) 544-5495.

General Director
E.I. Ivanov

Stamp

Date: April 05, 2006

1. Kind, category (type) of securities.
Registered ordinary shares

2. Form of securities.
Non-documentary

3. Indication of mandatory centralized depositing.
Mandatory centralized depositing is not envisaged

4. Nominal value of each security of the issue.
1 (one) ruble

5. Number of securities in the issue.
190,627,747 shares

6. Total number of securities of this issue placed before.
Not envisaged for this issue

7. Rights of a holder of each security of the issue.
7.1. In case of ordinary shares exact provisions of the charter of the joint stock company on the rights granted to the shareholders by ordinary shares should be indicated: the right to receive declared dividends, the right to take part in the General Shareholders Meeting with the right to vote on all matters within its competence, the right to obtain a part of the property of the joint stock company upon its liquidation.
Pursuant to the Charter of the Open Joint Stock Company "Polyus Gold" (hereinafter – the OJSC "Polyus Gold", the "Company" or the "Issuer"):
4.1. The shareholders have the right:

- to receive the dividends declared by the Company;

- to take part in person or through representatives in the Meeting with the right to vote on all matters within their competence;

- to make proposals for the agenda of the Meeting in the order stipulated by the legislation of the Russian Federation and in the Charter;

- to receive information on activities of the Company and to review the documents of the Company in accordance with Article 91 of the Federal Law "On Joint Stock Companies", other normative acts and the Charter;

- to exercise pre-emptive rights to purchase additional shares being placed by open subscription and securities convertible into shares in the amount pro rata to the number of the shares of this category (type) held by them;

- to obtain part of the Company's property upon its liquidation;

- to exercise other rights provided in the legislation of the Russian Federation and in the Charter.

4.2. In cases envisaged by Federal Law the holders of the voting shares have the right to demand redemption by the Company of the shares held by them in whole or in part.

The Company's Charter does not provide for any restrictions on the maximum number of votes held by one shareholder.

7.2.For preferred shares: ***Preferred shares are not placed.***
7.3.For bonds: ***Bonds are not placed.***
7.4.For options: ***Options are not placed.***
7.5.For convertible securities: ***Securities being placed are not convertible.***

8. Terms and procedure of placement of the securities of the issue

8.1. Method of the securities placement.

Distribution of shares of the joint stock company established by way of spin-off among shareholders of the joint stock company reorganized through such spin-off.

8.2. Period for placement of securities.

Date of state registration of the Issuer – March 17, 2006.

8.3. Procedure for placement of securities.

Pursuant to Clause 4 of the decision on the matter on the agenda of the extraordinary general shareholders meeting of the OJSC "MMC "Norilsk Nickel" of September 30, 2005 (Minutes of October 10, 2005):

"To establish that the shares of OJSC "Polyus Gold" shall be distributed among the shareholders of the OJSC "MMC "Norilsk Nickel" registered in the register of shareholders of the OJSC "MMC "Norilsk Nickel" as of January 01, 2006 based on the distribution ratio: 1 share of the OJSC "Polyus Gold" for 1 share of the OJSC "MMC "Norilsk Nickel".

Pursuant to Clause 7 of Schedule 1 to the Minutes of the extraordinary general shareholders meeting of the OJSC "MMC "Norilsk Nickel" of September 30, 2005 (Minutes of October 10, 2005) "Procedure and Terms of Spin-Off":

"7. Procedure for distribution of shares of the OJSC "Polyus Gold"

7.1. Shares of the OJSC "Polyus Gold" shall be distributed among the shareholders of the OJSC "MMC "Norilsk Nickel" included in the list of persons entitled to take part in the general shareholders meeting of the OJSC "Polyus Gold" in proportion to the number of the shares of the OJSC "MMC "Norilsk Nickel" held by them as of the date of drawing up the list of persons entitled to take part in the general shareholders meeting of the OJSC "Polyus Gold".

7.2 1 (one) ordinary share of the OJSC "Polyus Gold" shall be subject to distribution for each ordinary share of the OJSC "MMC "Norilsk Nickel".

7.3. The total number of shares of the OJSC "Polyus Gold" subject to distribution shall be equal to the total number of shares of the OJSC "MMC "Norilsk Nickel" (except for the shares owned or disposed by the OJSC "MMC "Norilsk Nickel") remaining upon redemption of the shares at request of the shareholders who voted against the decision on reorganization or did not take part in the voting on the above matter.

7.4. The number of ordinary shares of the OJSC "Polyus Gold" to be received by each shareholder of the OJSC "MMC "Norilsk Nickel" included in the list of persons entitled to take part in the general shareholders meeting of the OJSC "Polyus Gold" shall equal the number of ordinary shares of the OJSC "MMC "Norilsk Nickel" held by the shareholder on the date of drawing up the list of persons entitled to take part in the general shareholders meeting of the OJSC "Polyus Gold".

7.5. Shares of the OJSC "Polyus Gold" shall be considered to have been placed (distributed) among the shareholders of the OJSC "MMC "Norilsk Nickel" included in the list of the persons entitled to take part in the general shareholders meeting of the OJSC "Polyus Gold" at the moment of the state registration of the OJSC "Polyus Gold".

7.6. Shares of the OJSC "Polyus Gold" shall not be distributed among the holders of shares of the OJSC "MMC "Norilsk Nickel" who acquired shares of the OJSC "MMC "Norilsk Nickel" after January 01, 2006, i.e., after the date of drawing up the list of persons entitled to take part in the general shareholders meeting of the OJSC "Polyus Gold" and before the state registration of the OJSC "Polyus Gold".

8.4. Sources of own funds used to form the charter capital of the issuer.
Charter capital of the OJSC "Polyus Gold" is comprised of surplus capital of the OJSC "MMC "Norilsk Nickel"

8.5. Price (prices) or procedure for determining the price of placement of one security.
Not envisaged for this issue

8.6.Terms and procedure of payment for securities.
Not envisaged for this issue

9. Terms of redemption and payment of interest on the bonds.
Not envisaged for this issue

10. Information on purchase of bonds.
Not envisaged for this issue

11. Information on securing the performance of the obligations on bonds of the issue.
Not envisaged for this issue

12. Obligation of the Issuer to secure the rights of the securities' holders subject to their compliance with the procedure for realization of the above rights envisaged by the legislation of the Russian Federation.
The OJSC "Polyus Gold" undertakes to secure the rights of the securities' holders subject to their compliance with the procedure for realization of these rights envisaged by the legislation of the Russian Federation

13. Obligation of the persons who provided security for the bonds to secure the performance of the obligations of the issuer to the holders of the bonds in the event the issuer refuses to perform the relevant obligations or delays the performance of such obligations in accordance with the terms of the security provided.
Not provided for this issue

14. Other information envisaged by these Standards.
There is no other information

Exemption number 82-34961
Exhibit 3

Approved April 04, 2006

Board of Directors
(Issuer's Body which approved securities issue prospectus)
Minutes No. 2 of April 05, 2006

Registered April 27, 2006
State Registration Number
1 - 0 1 - 5 5 1 9 2 - E -
(State registration number assigned to securities issue (additional issue)

Federal Service for Financial Markets
(registration authority)

(position and signature of the authorized person of the registration authority)

Seal of the registration authority

SECURITIES PROSPECTUS

Open Joint Stock Company "Polyus Gold"

ordinary registered non-documentary securities in the amount of 190,627,747 shares with nominal value of 1 (one) Ruble

The information contained in this Securities Prospectus is subject to disclosure pursuant to the laws of the Russian Federation on securities

The registration authority is not responsible for authenticity of the information contained in this securities prospectus and the fact of its registration does not reflect the authority's attitude towards the securities, which are being placed.

The authenticity of the Issuer's initial financial (accounting) reporting and compliance of the Issuer's accounting practices with the legislation of the Russian Federation is hereby confirmed. Other information on the Issuer's financial standing contained in Sections III, IV, V and VIII of this prospectus has been checked for its conformity in every essential aspect to the data in the financial (accounting) reporting which has been duly audited.
Limited Liability Company "ROSEKSPERTIZA"

General Director
LLC "ROSEKSPERTIZA" Seal ________ **A.V. Kozlov**

Date April 05, 2006

General Director
OJSC "Polyus Gold" Seal ________ **E.I. Ivanov**

Date April 05, 2006

Chief Accountant
OJSC "Polyus Gold" Seal ________ **L.V. Gorbatova**

Date April 05, 2006

No. **Contents** pages

Introduction

a) Issuer's full company name:
Open Joint Stock Company "Polyus Gold"
Issuer's abbreviated name:
OJSC "Polyus Gold"
b) Issuer's location:
15 Tverskoi boulevard, 123104 Moscow, Russian Federation
c) Issuer's contact telephone numbers, e-mail address:
Tel.: (495) 544 54 95 Fax: (495) 785 4590
E-mail address: info@polyusgold.com
d) Internet website where the Issuer's registered securities prospectus shall be published: ***www.polyusgold.com***
e) main data on securities (being) placed by the Issuer:
Ordinary registered non-documentary shares.
Number of securities being placed: ***190,627,747 (one hundred ninety million six hundred twenty seven thousand seven hundred forty seven) shares.***
Nominal value of one security: ***1 (one) Ruble.***
Date of securities placement: ***date of the Issuer's state registration – March 17, 2006.***
Securities placement procedure:
According to Clause 4 of the decision on agenda of extraordinary general shareholders' meeting of OJSC "MMC "Norilsk Nickel" of 30.09.2005 (Minutes of 10.10.2005):
"To establish that shares of OJSC "Polyus Gold" shall be distributed among the shareholders of OJSC "MMC "Norilsk Nickel" registered in the register of shareholders of OJSC "MMC "Norilsk Nickel" as of January 1, 2006, based on the distribution ratio of 1 share of OJSC "Polyus Gold" for 1 share of OJSC "MMC "Norilsk Nickel".

According to Clause 7 of Schedule 1 to the minutes of extraordinary general shareholders' meeting of OJSC "MMC "Norilsk Nickel" of 30.09.2005 (minutes of 10.10.2005), Procedure and Terms of Spin-Off:
«7. Procedure for distribution of shares of OJSC "Polyus Gold".

7.1. Shares of OJSC "Polyus Gold" shall be distributed among the shareholders of OJSC "MMC "Norilsk Nickel" included in the list of persons entitled to take part in the general shareholders' meeting of OJSC "Polyus Gold" in proportion to the number of shares of OJSC "MMC "Norilsk Nickel" held by them on the date of composition of the list of persons entitled to take part in the general shareholders' meeting of OJSC "Polyus Gold".

7.2. Each ordinary share of OJSC "Polyus Gold" shall be distributed for 1 (one) ordinary share of OJSC "MMC "Norilsk Nickel".

7.3. The total number of shares of OJSC "Polyus Gold" subject to distribution shall equal the total number of shares of OJSC MMC "Norilsk Nickel" (except for the shares owned or held by OJSC "MMC "Norilsk Nickel") remaining upon redemption of shares at request of the shareholders who voted against the decision on reorganization or did not take part in the voting on the above matter.

7.4. The number of ordinary shares of OJSC "Polyus Gold" to be received by each shareholder of OJSC "MMC "Norilsk Nickel" included in the list of persons entitled to take part in the general shareholders' meeting of OJSC "Polyus Gold" shall equal the number of ordinary shares of OJSC "MMC "Norilsk Nickel" held by him on the date of composition of the list of persons entitled to take part in the general shareholders meeting of OJSC "Polyus Gold".

7.5. Shares of OJSC "Polyus Gold" shall be considered placed (distributed) among the shareholders of OJSC "MMC "Norilsk Nickel" included in the list of persons entitled to take part in the general shareholders' meeting of OJSC "Polyus Gold" at the moment of state registration of OJSC "Polyus Gold".

7.6. Shares of OJSC "Polyus Gold" shall not be distributed among the holders of shares of OJSC "MMC "Norilsk Nickel" who acquired shares of OJSC "MMC "Norilsk Nickel" after January 01, 2006, i.e., after the date of composition of the list of persons entitled to take part in the general shareholders' meeting of OJSC "Polyus Gold" and prior to state registration of OJSC "Polyus Gold".

f) other information held relevant by the Issuer for inclusion into the introduction: ***none.***

This securities prospectus contains assessments and forecasts of the Issuer's competent management bodies on the future events and/or actions, the trends in the development of the sector in which the Issuer conducts its main activities, the results of the Issuer's activities including Issuer's plans, the probability of deposit of particular events or performance of particular actions. Investors should not completely rely on the Issuer management bodies' assessments and forecasts, as actual future results of the Issuer's business might

differ from the foreseen results for different reasons. Acquisition of the Issuer's securities involves the risks addressed in this securities prospectus.

I. Brief information on the persons forming the Issuer's management bodies, information on the Issuer's banking accounts, auditor, appraiser and financial consultant, as well as on other signatories of the prospectus

1.1. Persons forming the Issuer's management bodies.
According to the Issuer's Charter, the Company's management bodies are:
- General Shareholders' Meeting;
- Board of Directors;
- General Director.

Members of the Issuer's Board of Directors

Name	*Born*
Mikhail Dmitrievich Prokhorov – Chairman	*1965*
Evgeny Ivanovich Ivanov	*1966*
Andrei Alexandrovich Klishas	*1972*
Denis Stanislavovich Morozov	*1973*
James Gillford Patrick (Lord Gillford)	*1960*
Valery Nikolaevich Braiko	*1939*
Rodney B. Berens	*1945*
Valery Vladimirovich Rudakov	*1942*
Ekaterina Mikhailovna Salnikova	*1957*

Issuer's Sole Executive Body
Evgeny Ivanovich Ivanov - General Director
Born: ***1966***

1.2. Information on the Issuer's bank accounts
a) Full company name of the credit institution:
Abbreviated company name of the credit institution:
Location:
Taxpayer's ID number:
BIK of the credit institution:
Correspondent account number of the credit institution:
Account number and type:

1.3. Information on the Issuer's auditor(s)
Full company name: ***Limited Liability Company "ROSEKSPERTIZA"***
Abbreviated company name: ***LLC "ROSEKSPERTIZA"***
Location: ***Bld. 3, 7 Tikhvinski per., 127055 Moscow***
Tel. ***(495) 721 38 83*** Fax ***(495) 721 38 84***
E-mail: ***rosexp@online.ru***
Information about the auditor's license for auditing activity:
License Number: ***E 000977***
Date of issue: ***25.06.2002***
Valid until: ***25.06.2007***
Issued by: ***Russia's Ministry of Finance***

Financial year(s) in respect of which an independent expertise of the Issuer's accounting and financial reporting has been carried out by the auditor: ***Issuer's initial financial (accounting) reporting.***

Factors which may affect the auditor's independence from the Issuer, including the information on the existence of material interests connecting the auditor (auditor's officers) with the Issuer (Issuer's officers):

- shares of the auditor's (auditor's officers) participation in the Issuer's charter capital - ***none;***
- granting of loans to the auditor (auditor's officers) by the Issuer – ***none;***

- existence of close mutual business relations (participation in promotion of the Issuer's products (services)), joint entrepreneurship activities, etc.), or family ties – ***none;***
- information on the Issuer's officers simultaneously serving as auditor's officers (auditor) – ***no such persons.***

Information on measures undertaken by the Issuer and the auditor to mitigate the effects of the above factors:
The main measure undertaken by the Issuer to reduce the interdependence has been the process of thorough assessment of the prospective auditor as to its independence from the Issuer. The auditor is fully independent from the Issuer's management bodies in compliance with Article 12 of the Federal Law "On Auditing Activities"; the amount of the auditor's remuneration has not been made dependent on the audit's outcome.

Procedure for selection of the Issuer's auditor: ***currently, there is no bidding procedure for the auditor's selection.***

Procedure for nomination of the prospective auditor to the general shareholders' (participants') meeting approval including the management body which takes the relevant decision:
According to Clause 5.19.9. of Article 5 of the Issuer's Charter, the issue of "approval of Company's auditor" falls within the competence of the Issuer's general shareholders' meeting.
When selecting the auditor, the Company shall consider: positive references on the auditing services market, qualification of specialists, experience of accounting and auditing work at large enterprises and tax authorities, attestation by the Ministry of Finance of the Russian Federation.

Information on work performed by the auditor within special auditing tasks: ***no work performed by the auditor within special auditing tasks.***

Procedure for determination of the auditor's remuneration:
According to Clause 6.3.3.10 of Article 6 of the Issuer's Charter, the amount of fee to be paid for the auditor's services shall be determined by the Board of Directors.

Deferred or outstanding payments for the auditor's services: ***none.***

1.4. Information on the Issuer's appraiser.
No appraiser has been engaged by the Issuer.

1.5. Information on the Issuer's counsel
The Issuer has not engaged financial counsel, as well as other persons rendering consulting services connected with the issue of securities.

1.6. Information on other signatories to the securities prospectus.
Chief Accountant of OJSC Polyus Gold – Gorbatova Larissa Valer'evna
location: ***15, Tverskoi boulevard, 123104 Moscow, Russian Federation***
Issuer's contact telephone numbers, e-mail address:
Tel.: (495)544 54 92 Fax: (495)785 4590

II. Brief information on the amounts, time limits, procedure and terms of placement for each kind, category (type) of the issued securities being placed.

2.1. Kind, category (type) and form of the securities being placed
Kind of securities: ***shares.***
Category: ***ordinary registered.***
Form of placed securities: ***non-documentary.***

2.2. Nominal value of each kind, category (type) and series of securities being placed
Nominal value of 1 ordinary registered share - 1 Ruble

2.3. Provisional amount of the issue expressed in monetary terms and quantity of securities intended to be placed
Quantity of securities being placed: 190,627,747 (one hundred ninety million six hundred twenty seven thousand seven hundred forty seven) shares.

Amount of securities by nominal value: 190,627,747 (one hundred ninety million six hundred twenty seven thousand seven hundred forty seven) Rubles.

2.4. Price (procedure for determining the price) of placement of issued securities
Not envisaged for this issue.

2.5. Procedure and timing for placement of securities
Date of securities placement: ***date of state registration of the Issuer - "17" March, 2006.***
Method of securities placement: ***distribution of shares of a joint stock company established by way of spin-off among the shareholders of the joint stock company reorganized by such spin-off.***
Pre-emptive rights for acquisition of placed securities and the date of drawing up the list of persons entitled to exercise the above pre-emption rights: ***not envisaged for this issue.***
Other terms of placement of securities considered to be material by the Issuer:
According to Clause 4 of the decision on the agenda of extraordinary general shareholders meeting of OJSC "MMC "Norilsk Nickel" of 30.09.2005 (Minutes of 10.10.2005):
"To establish that shares of OJSC "Polyus Gold" shall be distributed among the shareholders of OJSC "MMC "Norilsk Nickel" registered in the register of shareholders of OJSC "MMC "Norilsk Nickel" as of January 1, 2006, based on the distribution ratio of 1 share of OJSC "Polyus Gold" for 1 share of OJSC "MMC "Norilsk Nickel".

According to Clause 7 of Schedule 1 to the minutes of extraordinary general shareholders meeting of OJSC "MMC "Norilsk Nickel" of 30.09.2005 (minutes of 10.10.2005), "Procedure and Terms of Spin-Off":
«7. Procedure for distribution of shares of OJSC "Polyus Gold".

7.1. Shares of OJSC "Polyus Gold" shall be distributed among the shareholders of OJSC "MMC "Norilsk Nickel" included in the list of persons entitled to participate in the general shareholders' meeting of OJSC "Polyus Gold" in proportion to the number of shares of OJSC "MMC "Norilsk Nickel" held by them on the date of composition of the list of persons entitled to participate in the general shareholders meeting of OJSC "Polyus Gold".

7.2. Each ordinary share of OJSC "Polyus Gold" shall be for 1 (one) ordinary share of OJSC "MMC "Norilsk Nickel".

7.3. The total number of shares of OJSC "Polyus Gold" which are subject to distribution shall equal the total number of shares of OJSC "MMC "Norilsk Nickel" (except for the shares owned or held by OJSC "MMC "Norilsk Nickel") remaining upon redemption of shares at request of the shareholders who voted against the decision on reorganization or did not take part in the voting on the above matter.

7.4. The number of ordinary shares of OJSC "Polyus Gold" to be received by each shareholder of OJSC "MMC "Norilsk Nickel" included in the list of persons entitled to take part in the general shareholders' meeting of OJSC "Polyus Gold" shall equal the number of ordinary shares of OJSC "MMC "Norilsk Nickel" held by such shareholder on the date of drawing up the list of persons entitled to take part in the general shareholders' meeting of OJSC "Polyus Gold".

7.5. Shares of OJSC "Polyus Gold" shall be considered placed (distributed) among the shareholders of OJSC "MMC "Norilsk Nickel" included in the list of persons entitled to take part in the general shareholders meeting of OJSC "Polyus Gold" at the moment of state registration of OJSC "Polyus Gold".

7.6. Shares of OJSC "Polyus Gold" shall not be distributed among the holders of shares of OJSC "MMC "Norilsk Nickel" who acquired shares of OJSC "MMC "Norilsk Nickel" after January 01, 2006, i.e. after the date of drawing up the list of persons entitled to take part in the general shareholders' meeting of OJSC "Polyus Gold" and prior to state registration of OJSC "Polyus Gold".

No persons/entities rendering services on securities' placement will not be engaged.

2.6. Procedure and terms of payment for the securities being placed
Not envisaged for this issue.

2.7. Procedure and terms for executing contracts in the course of securities' placement
Not envisaged for this issue.

2.8. Range of potential purchasers of the issued securities being placed
Information about the range of potential purchasers of the issued securities being placed shall be specified:
Not envisaged for this issue.

2.9. Procedure for disclosure of information on placement and results of placement of the issued securities.

The Issuer shall disclose the information in the procedure established by the Regulations on the Disclosure of Information by the Issuers of the Securities approved by the Resolution of FSFM of Russia of March 16, 2005 No. 05-5/pz-n, as well as in accordance with the requirements set forth by the Federal Law "On Securities Market" No. 39-FZ of 22.04.96.

1) At the stage of approval of the decision on securities issue the information shall be disclosed by the Issuer by way of publication in news releases, on the Internet website and in press.
A notice of approval of the decision on securities issue will be published by the Issuer within the following time periods after the date of drawing up the minutes of the meeting of the Issuer's Board of Directors at which the decision on approval of the securities' issue has been adopted:

- in news releases (AK&M, Interfax) - not later than in 1 day;
- on the Internet website - not later than in 3 days;
- in Izvestia, Rossiskaya Gazeta, Taimyr - not later than in 5 days;
- in Information Bulletin "Prilozhenie k Vestniku FSFR Rossii" (Supplement to Newsletter of the FSFM of Russia) - not later than in 30 days.

2) At the stage of State registration of the securities' issue and the report on the results of the securities' issue the information shall be disclosed by the Issuer in the form of a notice of a material fact "Information on Issue of Securities by the Issuer".

Disclosure of the information in the form of such notice of a material fact shall be effected by way of publishing the notice of a material fact within the following time periods after the occurrence of the material fact:

- in news releases (AK&M, Interfax) - not later than in 1 day;
- on the Internet website - not later than in 3 days;
- in Izvestia, Rossiskaya Gazeta, Taimyr - not later than in 5 days;
- in Information Bulletin "Prilozhenie k Vestniku FSFR Rossii" (Supplement to Newsletter of the FSFM of Russia) - not later than in 30 days.

The text of a notice of a material fact shall be available on the Internet website within 6 months from the date of its publication in the Internet.

Notices of material facts will be submitted by the Issuer to the registration authority within not more than 5 days after the occurrence of the material fact.

Within not more than 3 days from the date of receipt by the Issuer of the written notification of the registration authority of the state registration of the securities' issue, the Issuer will publish the text of the registered securities prospectus on the Internet website.

The text of the registered securities prospectus must be available on the Internet within 6 months from the date of publication of the registered report on the results of the securities issue on the Internet.

The text of the registered report on the results of the securities' issue shall be published by the Issuer on the Internet website within not more than 3 days from the date of receipt of the written notification of the registration authority of the state registration of the report on the results of the securities' issue by the Issuer.

The text of the registered report on the results of the securities' issue shall be available on the Internet website within 6 months from the date of its publication in the Internet.

3) Starting from the date of state registration of the securities' issue and the report on the results of the securities' issue, all interested persons may familiarize themselves with the decision on the securities issue, the securities prospectus and the report on the results of the securities issue as well as obtain the copies thereof at the following addresses: Russia, 123104, Moscow, Tverskoy Boulevard, 15-1

The Issuer is obliged to provide the copies of the above documents to the holders of the Issuer's securities and other interested persons at their request for a price not exceeding the cost of producing such copies within not more than 7 days from the receipt of the request.

Procedure for disclosure of the information on the results of exercise by the shareholders of their pre-emptive rights to acquire the securities being placed:
Not envisaged for this issue.

III. Main information on the Issuer's financial and economic status

3.1. Indicators of the Issuer's financial and economic activities

Name of the indicator	*As of the date of drawing up the initial financial (accounting) reporting – March 17, 2006.*
Value of the Issuer's net assets, Rubles	68 316 814 000
Rate of total debt funds to own capital and reserves, %	0
Rate of total short-term liabilities to own capital and reserves, %	0
Cover of payments in service of debts, %	0
Level of arrears (bad debts), %	0
Turn-round of accounts receivable, times	0
Share of dividends in profits, %	0
Labor output, Rubles/employee	0
Depreciation to total revenue, %	0

Analysis of the Issuer's creditworthiness and credit risk level as well as the Issuer's financial standing on the basis of the economic analysis of dynamics of the above indicators.
Such analysis is not possible, as the Issuer exists since March 17, 2006, i.e. the first financial year has not been completed yet.

3.2. Issuer's market capitalization
As commonly understood, market capitalization of the Issuer is the total market value of all Issuer's placed shares determined by stock-exchange quotations.
Market capitalization is not calculated. The Issuer exists since March 17, 2006.

3.3. Issuer's obligations
3.3.1. Accounts payable
No accounts payable, the first financial year has not been completed.

3.3.2. Issuer's credit history
The Issuer has no loan or credit agreements. No credit history.
The Issuer has not issued bonds.

3.3.3. Issuer's obligations on the guarantees granted to third persons
No guarantees have been granted to third persons, the Issuer has no such obligations.

3.3.4. Other obligations of the Issuer.
OJSC "Polyus Gold" has no other obligations or forward transactions not shown on the balance, which may substantially affect the Issuer's financial standing, solvency, sources of financing and the procedure for usage thereof, the results of the activities and expenses.

3.4. Purposes of issue and usage of funds accrued in course of placement of the issued securities.
The Issuer shall receive no funds in course of placement of the issued securities. The charter capital of OJSC "Polyus Gold" has been formed on the basis of additional capital of OJSC "MMC "Norilsk Nickel".

3.5. Risks involved in the acquisition of the securities being placed
3.5.1. Industrial risks
Activities related to the exploration and extraction of natural resources involve specific risks beyond the company's control, including geological, geo-engineering and seismic factors, production emergencies, equipment breakage, unplanned process stoppages, technical fails, injurious environmental effects.

The most significant risks:

- *Exploration of natural resources involves high level risk. Information on ore reserves is of evaluating character with no full guarantee of their extraction or production use in the planned volumes. There is a possibility of revision of such estimates, e.g. with the decrease of attractiveness of handling ores of poor quality due to decrease in the price of metal.*

  In order to minimize the above risk the Issuer, prior to applying for licenses, carries out a thorough expertise to evaluate the most promising sites of natural reserves, applying both the experience and skills of own specialists, geologists and mining engineers and those of independent experts - professionals of the sector. Moreover, the Issuer plans to acquire deposits in different regions of Russia with diverse geological and mining characteristics, which will provide for a definite diversification of the above risks.

- *Prices for gold falling below the production cost.*

  This risk is insignificant given that the global demand for gold significantly exceeds its production. To minimize this risk, the Issuer employs cost controls and is in persistent search for new low-cost technologies of its production and their implementation.

- *Risk of growing prices of spares, fuel and other production materials. As well as the risks of incomplete deliveries of materials (with no options of buying additional amounts or shortage of the respective materials at the suppliers).*

  This risk is partly compensated by the permanent control of stored supplies. It can be further compensated in part by reducing prices by way of initiating biddings for deliveries of relevant materials.

As to the steps undertaken to minimize the risks of various kinds and levels, the following should be mentioned:

- *Maintaining reserves and resources: financial, material and other for effective elimination of financial and operational shortages (e.g. due to theft, damage from natural disasters, etc.);*
- *Property and personnel insurance, insurance against financial risks and other types of insurance;*
- *Establishment of partnership relations, including contract relations, with various branches of local authorities (district, region, town/city);*
- *Improving information support system (maintaining permanently updated business information environment).*

3.5.2. Country and Region Risks

The Company is registered as a taxpayer solely in Russia and has no plans for becoming active in other countries. In this connection the following risks are to be taken into account:

- *possible instability of the political situation - international conflicts, military conflicts, terrorism, introduction of the state of emergency, nationalization, strikes. The last three years in Russia were marked by political stabilization yielding favorable climate for investing into domestic industries and significantly mitigating political risks in our country. Concurrently, since 2001 there have been growing country-related risks in Europe and in the United States connected with several crisis phenomena in the global economy and severe worsening of the international situation. All these have not only prompted Russian entrepreneurs to abstain from large-scale export of capital abroad, but also motivated many of them to diversify their business in Russia and to invest their accrued funds in Russian enterprises. The effects of these risks on the Issuer's activities are insignificant.*
- *instability of economic situation in Russia. The economic situation in Russia has significantly improved since the crisis of 1998, with the Gross Domestic Product steadily growing, the inflation rate subsiding and the national currency having become stable relative to the US Dollar. However, the recently observed strengthening of Ruble with respect to the US Dollar has rendered Russian goods less competitive in comparison with the imported; the country's economy still remains dependent on the global oil and gas prices. Neither is there any strong confidence that the positive growth rate of the Russian economy shall remain and will not become reversed. In the beginning of September 2003 Moody's International Rating Agency assigned to Russia the Ba3 investment-level credit rating. The Agency noted lesser political pressure by the federal center upon the regions, partly owing to lesser political clout of the regional authorities. Moody's further holds that political infighting both within and outside the central administration poses no threat to the economic reforms in Russia and the country's development as a whole.*

The Company plans to manage these risks in the following ways:

- participating in the regions' social programs,
- implementing a flexible system of pricing and customers' attraction,
- keeping up high wages and specialists training.

3.5.3. Financial Risks

a) OJSC "Polyus Gold" plans to take measures of financial management in its production activities, which will be aimed at achieving efficient handling of the enterprise's property and sources of financing. The Issuer is further going to use borrowed funds as part of its financial and economic policy. The Issuer is therefore subject to risks of changes in interest rates applicable to the existing obligations.

Actions of OJSC "Polyus Gold" envisaged to counteract negative effects interest rates on the Issuer's activities:

- ***raising long-term credits and loans to avoid negative effects of short-term interest rate fluctuations;***
- ***reducing the share of credits and loans in the Issuer's affiliates' current funds.***

b) Fluctuations of the exchange rates for foreign currencies might bring about the following risks: transaction risks (risks of negative variation of the working capital and/or repayment of credits), and translation risks (risks of negative variation of accounting indicators due to currency rate adjustments).

It is worth noting that the effects of market situation on the external gold sale markets may be considered significant. The translation risk gradually reduces due to the policy of the Central Bank of Russia aimed at stabilization of national currency for the purposes of mitigating currency risks in the future, the Issuer plans to raise predominantly Ruble credits.

c) Negative effects of inflation on the Issuer's financial and economic activities can be limited to the following risks:

- ***risks of reduction of actual value of funds available for carrying out the investment program;***
- ***risk of growing interest payable;***
- ***risk of growing costs of commodities, work and services due to the indexation of tariffs of prices of fuel, purchased electric power, wages, etc.***

In the Issuer's opinion, the annual rate of inflation which may cause actual impediments in its economic activities is at least 100%.

The planned rates of inflation set by the Government of the Russian Federation as part of aims of their economic policy are being fulfilled and show a tendency to decline.

It is necessary to note that since growing inflation raises the price of gold, the inflation-related risks of OJSC "Polyus Gold", although beyond its control, can be assessed as low.

The financial indicator most vulnerable to risks related to the interest rate variation is the Company's profit. The growing interest rates increase the payments of interest on the credits reducing the Company's profit accordingly.

3.5.4. Legal risks

Legal risks associated with the changes in currency regulation:

In spite of adopting in the Russian Federation of the legislation regulating currency issues, there is still the risk that in order to either counteract or prevent the economic crises in the country, the Government of the RF will be forced to apply administrative methods of pressure upon the economy. This could evolve the risks of introducing restraints on the transfer and export of foreign currencies, increasing the ratio of mandatory sale of currency revenues and other risks. The deposit of such risks shall adversely affect the activities of OJSC "Polyus Gold", as it may hamper the settlement of the accounts with the counteragents.

Legal risks associated with modification of the tax legislation:

Modification of the tax legislation has been carried out throughout the entire territory of Russia since 01.01.2002 when the corporate tax rate was altered and the corporate tax exemptions were abolished. Corporate tax rate is currently set at 24 (twenty four) percent. In the nearest three years the Government of the Russian Federation plans to carry out a tax reform, successively reducing the tax burden at a rate of about 1 (one) percent of GDP per year. After 2004, the VAT rate has been reduced from 20 (Twenty) to 18 (Eighteen) percent, with the incentive rate of 10 (ten) percent for some commodities.

Legal risks associated with the changes in customs control and duties:

The risk of changes in the customs control procedure and the duties insignificant for OJSC "Polyus Gold". Over the recent past years customs control procedures and the duties have not been subject to substantial changes.

Legal risks associated with the change of the licensing requirements for the Issuer's main activities or the licensing of the rights for using the objects of restricted turnover (including natural resources):

Legal risks associated with the change of the licensing requirements for the main activities of OJSC "Polyus Gold" are insignificant.

Legal risks associated with the changes in the court practice on issues related to the Issuer's activities (including the licensing issues), which may adversely effect the results of its activities as well as the results of the current court proceedings involving the Issuer:

Legal risks associated with the changes in the court practice related to the activities of OJSC "Polyus Gold" (including the licensing issues) are insignificant.

3.5.5. Risks involved in the Issuer's business

There are no current court proceedings involving the Issuer which may substantially effect the Issuer's activities.

OJSC "Polyus Gold" has no risks associated with the impossibility to extend the terms of licenses as OJSC "Polyus Gold" has no licenses.

OJSC "Polyus Gold" has no risks associated with the potential liability for debts of the third persons including the affiliates.

There are no risks associated with the potential loss of consumers the turnover of which comprises at least 10% of the total revenue from sales of OJSC "Polyus Gold" products since OJSC "Polyus Gold" has no such consumers.

IV. Detailed information on the Issuer

4.1. The history of the Issuer's establishment and evolution

4.1.1. Information on the Issuer's company name

full Issuer's company name: ***Otkrytoe aktsionernoye obschestvo "Polyus Zoloto"***

full name in English: ***Open Joint Stock Company "Polyus Gold"***

abbreviated Issuer's company name: ***OAO "Polyus Zoloto"***

abbreviated Issuer's company name in English: ***OJSC "Polyus Gold"***

The Issuer doesn't know about the similarity of its name with the name of another legal entity. The Issuer's company name has not been changed over the time of the Issuer's existence.

4.1.2. Information about the Issuer's state registration

Main state registration number:

Date of the Issuer's state registration:

Name of the registration authority:

4.1.3. Information about the Issuer's establishment and development

The term of the Issuer's existence – since March 17, 2006.

Issuer has been established for an indefinite period of time.

<u>***The Issuer's Mission:***</u> ***"Development of natural and human values to the benefit of the shareholders, investors, company's employees and society".***

<u>***Purpose of the Issuer's establishment:***</u> ***"Growth of the company's value, the revenues of shareholders' and other participants of the project. Building up conditions for the development of the mining industry on the basis of private investments, while maintaining the balance between the interests of the company's owners and employees, the state and society."***

The Issuer has been established in compliance with the legislation of the Russian Federation in course of reorganization of Open Joint Stock Company "MMC "Norilsk Nickel" by way of spin-off. Date of the Issuer's registration -

March 17, 2006.

4.1.4. Contact information

Location: ***15 Tverskoi boulevard, 123104 Moscow, Russian Federation***

Issuer's contact telephone number, e-mail address:

Tel.: (495) 544 5492 Fax: (495) 785 4590

E-mail address: info@polyusgold.com
the address of the Internet website on which the information on the Issuer, securities issued or being issued shall be published: ***www.polyusgod.com.***

Location, telephone and fax numbers, e-mail address, Internet web-site of the Issuer's subdivision (third party) working with Issuer's shareholders and investors (if available):
Location: ***15 Tverskoi boulevard, 123104 Moscow, Russian Federation***
Issuer's contact telephone number, e-mail address:
Tel.: ***(495) 544 5492 Fax: (495) 785 4590***
E-mail address: ***info@polyusgold.com***

.

4.1.5. Taxpayer's identification number: 7703389295

4.1.6. The Issuer's branches and representative offices
The Issuer has no branches or representative offices.

4.2. The Issuer's main economic activity
4.2.1. The Issuer's main sectoral activities codes according to OKVED:
13.20.41., 02.01.1, 02.02.2, 10.10.11, 14.11, 14.12, 14.21, 26.52, 27.41, 28.21, 28.30.9, 28.71, 29.22.6, 40.10.11, 40.10.2, 40.10.3, 45.22, 45.23.1, 45.24.1, 45.24.2, 45.25, 45.3, 45.4, 51.12.24, 51.52.23, 52.11.2, 55.12, 55.4, 60.24, 61.20.2, 63.12.21, 63.4., 73.1, 74.20.13, 74.20.14, 74.20.2, 74.20.31, 74.20.33, 74.20.36, 74.20.55, 74.20.56, 80.42.

4.2.2. The Issuer's main economic activity

The first financial year has not been completed, the Issuer has not been engaged in the economic activity prior to the approval of the securities prospectus, therefore, the share of the Issuer's revenue from the main economic activity in the total accrued revenue can not be calculated.

The Issuer's business is aimed at accruing profits from mining and extraction of precious metals, using both own funds and borrowed material and financial funds of Russian and foreign legal and natural persons. The Issuer's main economic activity is search, exploration and extraction of natural resources.

The Issuer plans to carry out its business activities solely on the territory of the Russian Federation.

Extraction of gold on alluvial deposits is technologically possible only during warm season (June to October). Gold is not supposed to be produced during wintertime due to the climate conditions, therefore, the enterprise will accrue its main revenues during the second and third quarters of a financial year.

4.2.3. Main types of products (works, services)
Main types of work according to the Issuer's Charter:

- ***research, exploration and development of natural resources deposits;***
- ***mining and production of precious metals;***
- ***construction, operation and maintenance of facilities and constructions located above the ground as well as in underground mines, intended for the operation of gold mining enterprises, research, exploration and development of natural resources deposits, extracting and processing ores and non-ore minerals;***
- ***operation and maintenance of equipment, transmission and communication means, transport and assurance of operation and personnel safety;***
- ***production and industrial use of explosives;***
- ***ore enrichment, operation and maintenance of hydro transport and pyrotechnic structures;***
- ***metallurgical processing of ores, enrichment products, secondary nonferrous and precious metals for the purpose of obtaining the end products of nonferrous and precious metals;***
- ***passenger and cargo transportation by river, sea, road, railroad and air transport;***
- ***activities associated with work and services for environmental protection purposes;***
- ***activities in the sphere of fire safety;***
- ***installation, adjustment and operation of electro technical, power and thermo technical equipment for household, water production and recycling systems;***
- ***production, transmission, distribution and sales of thermal and electric energy;***
- ***production of commodities of nonferrous and precious metals;***

- *production of sulphur and sulphuric acid from ore processing waste;*
- *maintenance and construction activities, including construction, repairs and maintenance of roads;*
- *geological research;*
- *foresting and woodworking;*
- *performance of work using the radioisotope instruments and devices containing radioactive substances, servicing the above instruments and devices, as well as storage of radiation sources;*
- *designing and construction housing, social, cultural and common facilities;*
- *duplicating and copying documents, printing;*
- *processing domestic and foreign raw materials containing nonferrous and precious metals on the tolling terms;*
- *foreign trade activities;*
- *performing works connected with the use of information constituting state secret and/or rendering services related to the protection of the state secret;*
- *training (retraining) and raising the level of skills of workers;*
- *production of consumer goods, products for production and technical use, construction of enterprises and other units, production, commercial and other types of activities complying with the legislation.*

The Issuer's main product is chemically pure gold in bars (bullions), however, the Issuer is currently not engaged in gold mining.

As of the date of the approval of the securities prospectus, the Issuer has not been engaged in economic activities. The first financial year has not been completed.

As the Issuer has no revenues, the cost structure is not defined.

The Issuer does not offer to the market of its main activities new types of products (work, services) of essential significance to the Issuer.

4.2.4. Issuer's raw materials (materials) and suppliers

Prior to the date of the approval of the securities prospectus the Issuer has not been engaged in economic activities. The first financial year has not been completed, the information is not available.

There are no suppliers.

The Issuer has not executed import transactions.

4.2.5. Sales markets for the Issuer's products (work, services)

Prior to the date of the approval of the securities prospectus, the Issuer has not been engaged in economic activities. The first financial year has not been completed, the information is not available.

4.2.6. Information about the Issuer's licenses

As of the date of the approval of the securities prospectus, the Issuer has no licenses.

4.2.7. Issuer's joint activities.

The Issuer is not engaged in joint activities with other entities.

4.2.8. Additional requirements for the Issuers that are joint stock investment funds or insurance companies

This information does not apply to the Issuer.

4.2.9. Additional requirements for the Issuers the main activity of which is extraction of natural resources

As of the date of the approval of the securities prospectus, the Issuer is not engaged in economic activities.

The Issuer has no rights for use of natural resources deposits.

As of the date of the approval of the securities prospectus, the Issuer has no licenses.

The Issuer's subsidiary engaged in natural resources extraction activities - Closed Joint-Stock Company "Gold-Mining Company "Polus" (ZAO "Polus")

List of deposits in respect of which ZAO "Polus" has the right of use:

a) Reserves of natural resources.

List of deposits in respect of which ZAO "Polus" has the right of use:

A) Deposit: ***Olympiadinskoye***

Type of natural resources: ***gold-bearing ore***

Proved reserves:

As of 01.01.2006 reserves of the following categories were entered in the state balance:

B+C1 – 272,603 kilograms with average content 4.378 g/tonne;

C2 – 76,921 kilograms, with average content 3.240 g/tonne;
off-balance reserves - 114040 kilograms with average content 3.068 g/tonne
storage of primary ore – 46,967 kilograms with average content 3.594 g/tonne.
Probable resources of the category P1 – 140.0 tonnes.
Level of extraction: ***in 2005 – 25,107 kilograms of gold (4,737 thousand tonnes of ore)***
Licenses for subsoil use with respect to the above deposit : ***license for subsoil use:***
KRR 00942 BE
License issued: ***24.05.2000***
License valid until: ***expires on 31.12.2013***
Possibility and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***
Grounds for issuance of the license: ***joint decision of the Administration of Krasnoyarski Region (Krai) of 08.02.2000 No. 16-p and Natural Resources Committee (KPR) of Krasnoyarski Region (Krai) No. 20/15 - H of 17.02. 2000.***
The subsoil site has the status of: ***mining allotment for reserve assessment depth of 520 m.***
Description of the leased subsoil site: ***the site is located in Severo-Yeniseisk Region of the Krasnoyarski Region (Krai), 60 km to the South-West from the urban type community Severo-Yeniseiskiy. Area - 368 hectares.***
Type of license: ***exploration and extraction. Exploration of Olimpiadinskoye gold ore deposit.***
Main provisions of the license concerning the obligations indicating the terms of the performance of the above obligations):
- ***to assure production of gold from the oxidized ore in the amount of minimum 10 tonnes per year;***
- ***to raise the throughput of the ore extraction and processing enterprise to 2.5 - 3.0 mln. tonne per year by 2010;***
- ***to have carried out the exploration of the Olimpiadinskoye deposit in accordance with the projects, exploration schemes, technical operational rules and annual plans for mining activities development approved in the established procedure and coordinated with the Yeniseisk District Office of State Mining and Technological Supervisory Authority (Gosgortechnadzor) of the Russian Federation.***

Mandatory payments under the terms of the license: ***tax rates and payments for the use of subsoil established in accordance with the tax and subsoil legislation of the Russian Federation.***
Performance of obligations:
- ***the obligations have been duly performed. The exploration of the deposit is being carried out in accordance with the approved projects, coordinated annual plans of mining work and technical rules of operation. The level of gold extraction and ore processing exceeds the obligations under the license according to the annual quotation.***
- ***all payments are timely performed according to the tax and subsoil legislation of the Russian Federation.***

Factors which may adversely effect the performance of the obligations under the license and the possibility of their coming into effect:
- ***non-confirmation of the resources;***
- ***untimely financing of work;***
- ***force-majeure circumstances.***

B) Deposit: ***Titimukhta***
Type of natural resources: ***gold-bearing ore***
Proved reserves:
As of 01.01.2006 reserves of the following categories were entered in the state balance:
C2 – 34,278 kilograms with the average content of 4.174 g/tonne;
off-balance reserves – 5,927 kilograms with the average content of 5.154 g/tonne.
Probable resources of the category P1 – 4.9 tonnes.
Level of extraction: ***extraction is not being conducted***
License for subsoil use for the exploration of the above deposit: ***license for subsoil use KRR 12068 BE***
License issued: ***01.01.2001***
License valid until: ***expires on 31.12.2013***
Possibility and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***
Grounds for issuance of the license: ***Resolution of the Russian Ministry for Natural Resources (MPR) No. 581-r of 24.12.2003; by outcome of an auction.***
The subsoil site has the status of: ***mining allotment to the depth of 500 from the ground level.***

Description of the leased subsoil site: ***the subsoil site is located in Severo-Yeniseisk Region of the Krasnoyarski Region (Krai) in 50 km from the urban type community Severo-Yeniseiskiy. Area of the site comprises 1.2 sq. km.***
Type of license: ***exploration and extraction of ore gold on the Titimukhta deposit.***
Main licensing provisions concerning the obligations indicating the terms for their performance:
- ***to start the exploration of the deposit not later than by December 30, 2004;***
- ***to submit a geological report drafted in the established procedure with the estimation of reserves for the state geological expertise not later than by September 30, 2006;***
- ***to put into operation a mining enterprise with annual capacity of at least 2,000 kilograms by not later than December 30, 2007.***

Mandatory payments under the terms of the license:
- ***one-time payment for subsoil use pursuant to the results of the auction in the amount of 298,850.2 thousand Rubles;***
- ***tax rates and payments for subsoil use are set forth in accordance with tax and subsoil legislation of the Russian Federation.***

Performance of the obligations:
- ***geological exploration work has commenced in due time and is being conducted in compliance with the licensing agreement;***
- ***all payments are made in due time in compliance with the tax and subsoil legislation of the Russian Federation.***

Factors which may adversely effect the performance of the obligations under the license, and the possibility of their coming into effect:
- ***untimely financing of work;***
- ***complication of the geological structure and nature of gold-bearing content of the deposit;***
- ***non-confirmation of the resources;***
- ***force-majeure circumstances.***

C) Deposit: ***Tyradinskoye***
Type of natural resources: ***gold-bearing ore***
Proved reserves:
As of 01.01.2006 reserves of the following categories were entered in the state balance:
off-balance reserves – 2,627 kilograms with the average content of 3.610 g/tonne;
storage for primary ore – 1,033 kilograms with the average content of 2.520 g/tonne.
Level of extraction: ***705 kilograms have been extracted in 2005.***
License for subsoil use for the exploration of the above deposit: ***license for subsoil use KRR 00943 BE***
License issued: ***24.05.2000***
License valid until: ***expires on 01.01.2017***
Possibility and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***
Grounds for issuance of the license: ***joint decision of the Krasnoyarski Region (Krai) Administration of 08.02.2000 No. 16-p and Natural Resources Committee (KPR) of Krasnoyarski Region (Krai) No. 20/15 - H of February 17, 2000.***
The subsoil site has the status of: ***mining allotment for the reserve assessment depth of 240 m.***
Description of the leased subsoil site: ***the site is located in Severo-Yeniseisk Region of Krasnoyarski Region (Krai) in 86 km to the South-West from the urban type community Severo-Yeniseiskiy. Area – 0.156 sq.km.***
Type of license: ***geological exploration and extraction at Tyradinskoye ore deposit (oxidized ore).***
Main licensing provisions concerning the obligations indicating the terms for their performance:
- ***to draft and coordinate in the established procedure a project for operational activities on the extraction and processing of ore by the end of 2001;***
- ***to start industrial ore extraction and gold production in 2004;***
- ***the annual plan of industrial production - 300 kilograms of chemically pure gold with the subsequent correction in the course of annual quotation in the established procedure;***
- ***to convert the land areas disturbed in the course of mining into the safe condition, as well as into the condition suitable in accordance with the land recultivation plan.***

Mandatory payments which must be made under the licensing terms: ***tax rates and payments for subsoil use are set forth in compliance with the tax and subsoil legislation of the Russian Federation.***
Performance of obligations: ***the obligations have been duly performed.***
- ***industrial extraction commenced in 2004 with the annual extraction in compliance with the license and annual quotation.***

- ***all payments are made in due time in compliance with the tax and subsoil legislation of the Russian Federation.***
- ***as of 01.01.2006 Tyradinskoye deposit has been mined. The land areas disturbed in the course of the deposit mining are being recultivated and brought into safe condition in accordance with the recultivation project.***

Factors which may adversely effect the performance of the obligations under the license, and the possibility of their coming into effect:
- ***untimely financing of work;***
- ***force-majeure circumstances.***

D) Deposit: ***Bamskoye***
Type of natural resources: ***gold-bearing ore***
Proved reserves:
As of 01.01.2006 reserves of the following categories were entered in the state balance in respect of the Bamskoye deposit (gold):
C1 – 11,081 kilograms with the average content of 3.889 g/tonne;
C2 – 2,081 kilograms with the average content of 3.051 g/tonne.
Storage pile for leaching:
C1 - 535 kilograms with the average content of 2.8 g/tonne;
Storage No. 2 of the off-balance ore - 45 kilograms with the average content of 1.2 g/tonne.
Silver:
C1 – 43.71 tonnes with the average content of 15.34 g/tonne;
C2 – 6.5 tonnes with the average content of 9.5 g/tonne;
Storage pile for leaching:
C1 – 2.3 tonnes with the average content of 6.8 g/tonne;
Storage No. 2 of the off-balance ore – 0.2 tonnes with the average content of 5.0 g/tonne.
Nevachanskaya area. Probable resources of the category P2 (gold) – 18.0 tonnes.
Level of extraction: ***none.***
Licenses for subsoil use for the development of the above deposit: ***license for subsoil use BLG 13112 BR***
License issued: ***14.04.2005***
License valid until: ***expires on 15.04.2030***
Possibility and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***
Grounds for issuance of the license: ***order of the Federal Agency for Subsoil Use (Rosnedra) of 09.03.2005 No. 231, issued as a result of auction.***
The subsoil area has the status of: ***the mining allotment within preliminary boundaries to the depth of 1000 m.***
Description of the leased subsoil site: ***the licensed site includes Bamskoye gold ore deposit and Nevachanskaya prospective area and is located in the Tynda District of Amur Region in 70 km to the north from Khorogochi Station of the Baikal-Amur railway. Area of the allotment – 82.0 sq.km.***
Type of the license: ***geological research, exploration and extraction of gold at the Bamskoye ore site.***
Main licensing provisions concerning the obligations indicating the terms for their performance:
- ***by not later than February 15, 2006, to have drafted and coordinated in the established procedure the project for geological research of the License area ;***
- ***to start geological research of the License area by not later than April 15, 2006;***
- ***by not later than April 15, 2009, to have finished geological research (exploration and assessment) of the License area with submission of the report envisaging the calculation of the resources of category C_2 and of probable resources of category P for the state expertise of the natural resources;***
- ***by not later than July 15, 2006 to have drafted, coordinated and approved in the established procedure the project for carrying out the exploration work (within the area of Bamskoye deposit); the project must obtain positive conclusions of the state ecological expertise and the state expertise of industrial safety and subsoil preservation;***
- ***by not later than April 15, 2008, to have completed exploration of Bamskoye deposit and submitted the geological report drafted in the established procedure, with gold reserves calculation for the state expertise;***
- ***by not later than April 15, 2009, to have drafted and coordinated in the established procedure the technical project of License area exploration, herewith; this the project must obtain positive conclusion of the state ecological expertise and the state expertise of industrial safety and subsoil preservation;***
- ***by not later than October 15, 2009, to start construction of a mining enterprise and infrastructure facilities;***
- ***by not later than October 15, 2011, to put the mining enterprise of at least 1 million tonnes of ore per year capacity in to operation.***

Mandatory payments which must be made under the terms of the license:

- one-time payment for the subsoil use in the amount of 25,000,000 Rubles;
- for the use of geological information on License area in the amount of 1,000,000 Rubles;
- tax rates and payments for subsoil use are set forth in compliance with the tax and subsoil legislation of the Russian Federation.

Performance of obligations:
- the following projects are drafted and approved in due time:
1 - "performance of exploration and assessment work on core gold at Bamskoye gold ore site within Nevachanskaya prospective area for 2005-2008";
2 - "performance of post-exploration work at Bamskoye gold ore deposit (Bamskoye deposit area) for 2005-2008";
- all payments are being made in due time in compliance with the tax and subsoil legislation of the Russian Federation.

Factors which may adversely effect the performance of the obligations under the license, and the possibility of their coming into effect:
- work not financed on time;
- complications of geological structure and nature of gold content in the deposit;
- resources not proved;
- circumstances of force-majeure.

E) Deposit: ***Kvartzevaya Gora***
Type of mineral resources: ***gold-bearing ore***
Proved reserves: ***none***
Undiscovered potential resources of Category P1 - 12.9 tonnes with the average content of 3.6 g/tonne.
Level of extraction: ***none.***
Licenses for subsoil use for the development of the above deposit: ***License for subsoil use KRR 01631 BR***
License issued: ***10.01.2006***
License valid until: ***term expires on 30.12.2030***
Possibility and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***
Grounds for issuance of the license: ***Resolution by Krasnoyarsknedra, No. 82 of 29.12.2005, by outcome of auction.***
This subsoil site has status of: ***mining allotment within preliminary boundaries to the depth of mineralization.***
Description of the leased subsoil site: ***Lease located in 72 km to NW of Severo-Yeniseiski township of Krasnoyarski Region (Krai) of Russia. Area of the allotment - 3.2 sq.km.***
License kind: ***geological survey, exploration and gold extraction at Kvartzevaya Gora deposit.***
License's main provisions as to obligations indicating terms of their execution:
- within one year after granting the license, to have drafted and approved in established procedure a project of geological survey of the lease;
- proceeding from the results of reserves expertise, to have drafted and approved in established procedure project documentation for their mining and processing. The production capacity of enterprise for ore extraction and processing to be determined from the expertise, and launched not later than by 2012;
- production capacity of the gold extraction enterprise is preliminary set at 500 kilograms/year; to be refined from the reserves assessment;
- upon expiration of the License term, or in case of its early termination, to effect either liquidation or conservation of the mineral mining enterprise. Within ten days from the signing of either liquidation or conservation record by the licensing authorities and Yenisey Okrug Office for process and environmental supervision, to have the license returned to Krasnoyarsknedra.

Mandatory payments under the terms of License:
- one-time payment for use of mineral resources in the amount of 1,680,000 Rubles;
- for use of geological information on Lease in the amount of 10,000 Rubles;
- tax rates and payments for use of mineral resources, as set out by the tax and subsoil legislation of the Russian Federation.

Execution of obligations: ***project of geological survey of lease is being drafted.***
Factors that could adversely affect fulfillment of the obligations under the license, and potential for their occurrence:
- work not financed on time;
- complications of geological structure and nature of gold content in the deposit;
- resources not proved;
- circumstances of force-majeure.

F) Deposit: ***Blagodatnoye***
Type of natural resources: ***gold-bearing ore***
Proved reserves:
As of 01.01.2006, reserves of the following categories were entered in the state balance in respect of Blagodatnoye deposit:
B – 7,649 kilograms, with the average content of 2.453 g/tonne;
C1 - 51,260 kilograms, with average content of 2.629 g/tonne;
C2 - 163,452 kilograms, with average content of 2.389 g/tonne;
off-balance reserves - 131,925 kilograms, with average content of 1.381 g/tonne.
Level of extraction: ***none***
Licenses for subsoil use for the development of the said deposit: ***License for use of mineral resources KRR 00944 BR (Olympiadinskaya Area)***
License issued: ***24.05.2000***
License valid until: ***term expires on 01.02.2022***
Potential and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***
Grounds for issuance of the license: ***Joint decision by Krasnoyarski Region (Krai) Administration of 08.02.2000. No. 16-p, and of KPR for Krasnoyarski Region (Krai), No. 20/15 of 17.02.2000.***
This subsoil site has status of: ***mining allotment within preliminary boundaries to 1,000 m depth of mineralization.***
Description of the leased subsoil site: ***Lease located in 30-75 km to the south of Severo-Yeniseiski township of Krasnoyarski Region (Krai) of Russia. Area of the allotment - 1340 sq.km, including 5.0 sq/km area of Blagodatnoye deposit.***
License type: ***geological survey and ore gold extraction at Olympiadinskaya Area.***
License's main provisions as to obligations indicating terms of their execution:

- ***not later than by May 24, 2005, to have completed the first phase of geological survey of the License area;***
- ***prospecting for and assessment of revealed prospective sites with furnishing of assessed gold resources and reserves to state expertise of mineral reserves;***
- ***not later than by October 1, 2005, to have drafted and coordinated in established procedure a project for exploration and assessment work of second phase;***
- ***not later than by January 1, 2007, to have drafted and coordinated a technical project of development of Olenie gold ore deposit;***
- ***not later than by June 1, 2008, to commence construction of infrastructure objects of mining enterprise at Olenie deposit;***
- ***not later than by December 31, 2008, to complete exploration of Blagodatnoye deposit and submit the geological report with gold reserves assessed for state expertise of resources;***
- ***not later than by December 31, 2009, to achieve design capacity (in accordance with the technical project) of mining enterprise at Olenie gold ore deposit;***
- ***not later than by December 31, 2009, to complete geological survey of the License area, and submit for State expertise a report, with the gold resources and reserves assessed, as part of mineral resources of Talovskoye, Kirkilovskoye, and other ore deposits;***
- ***not later than by December 31, 2011, to have drafted and coordinated a technical project of development of Blagodatnoye gold ore deposit;***
- ***not later than by June 1, 2012, to commence construction of infrastructure objects of mining enterprise at Blagodatnoye deposit;***
- ***not later than by July 1, 2013, to achieve design capacity (in accordance with the technical project) of mining enterprise at Blagodatnoye deposit;***
- ***to have drafted and coordinated in established procedure projects of liquidation of the mining enterprises, not later than 6 months prior to projected time of termination of mining operations at the deposits.***

Mandatory payments under the license terms: ***tax rates and payments for use of mineral resources, as set out by the tax laws and subsoil legislation of the Russian Federation.***
Execution of obligations:

- ***in the fist phase of Olympiadinskaya Area geological survey, exploration work has been completed on 7 sites, and exploration/assessment work on 2 ore deposits (Olenie, Blagodatnoye). Gold mineralization was revealed at two exploration sites (Talovskoye and Kirkilovskoye), and exploration/assessment work was recommended. Five exploration sites were found having no prospects. The exploration/assessment work has yielded confirmation of ore gold resources at deposits Olenie - Record of TKZ for Krasnoyarski Region (Krai) No. 594 of 20.04.2004, and Blagodatnoye - Record of GKZ Gosnedra No. 1081 of 24.09.2005;***

- *all payments are being made in due time in compliance with the tax laws and subsoil legislation of the Russian Federation.*

Factors that could adversely affect fulfillment of the obligations under the license, and potential for their occurrence:

- *work not financed on time;*
- *complications of geological structure and nature of gold content in the deposits;*
- *resources not proved;*
- *circumstances of force-majeure.*

G) Deposit: ***Olenie***

Type of natural resources: ***ore gold***

Proved reserves:

As of 01.01.2006, reserves of the following categories were entered in the State balance for Olenie deposit:

C1 – 2,702 kilograms, with average content 7.611 g/tonne

C2 – 4,445 kilograms, with average content of 6.924 g/tonne

Level of extraction: ***none***

Licenses for subsoil use for the development of the said deposit: ***License for subsoil use KRR 00944 BR (Olympiadinskaya Area)***

License issued: ***24.05.2000***

License valid until: ***term expires on 01.02.2022***

Potential and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***

Grounds for issuance of the license: ***Joint decision by Krasnoyarski Region (Krai) Administration of 08.02.2000 No. 16-p and of KPR for Krasnoyarski Region (Krai), No. 20/15 of 17.02.2000.***

This subsoil site has status of: ***mining allotment within preliminary boundaries to 1,000 m depth of mineralization.***

Description of the leased subsoil site: ***License area located in 30-75 km to the south of Severo-Yeniseiski township of Krasnoyarski Region (Krai) of Russia. Area of the allotment – 1,340 sq.km including 1.0 sq/km area of Olenie deposit.***

License type: ***geological survey and ore gold extraction at Olympiadinskaya Area.***

License's main provisions as to obligations indicating terms of their execution:

- ***not later than by May 24, 2005, to have completed the first phase of geological survey of the License area;***
- ***prospecting for and assessment of revealed prospective sites with furnishing of assessed gold resources and reserves to State expertise of reserves;***
- ***not later than by October 1, 2005, to have drafted and coordinated in established procedure a project for exploration and assessment work of second phase;***
- ***not later than by January 1, 2007, to have drafted and coordinated a technical project of development of Olenie gold ore deposit;***
- ***not later than by June 1, 2008, to commence construction of infrastructure objects of mining enterprise at Olenie deposit;***
- ***not later than by December 31, 2008, to complete exploration of Blagodatnoye deposit and submit the geological report with gold reserves assessed for state expertise of the resources;***
- ***not later than by December 31, 2009, to achieve design capacity (in accordance with the technical project) of mining enterprise at Olenie gold ore deposit;***
- ***not later than by December 31, 2009, to complete geological survey of the License area, and submit for State expertise a report, with the gold resources and reserves assessed, as part of mineral resources of Talovskoye, Kirkilovskoye, and other ore deposits;***
- ***not later than by December 31, 2011, to have drafted and received approvals with respect to a technical project of development of Blagodatnoye gold ore deposit;***
- ***not later than by June 1, 2012, to commence construction of infrastructure objects of mining enterprise at Blagodatnoye deposit;***
- ***not later than by July 1, 2013, to achieve design capacity (in accordance with the technical project) of mining enterprise at Blagodatnoye deposit;***
- ***to have drafted and coordinated in established procedure projects of liquidation of the mining enterprises, not later than 6 months prior to the projected time of termination of mining operations at the deposits.***

Mandatory payments under the terms of the license: ***tax rates and payments for use of mineral resources as set out by the tax laws and subsoil legislation of the Russian Federation.***

Execution of obligations:

- ***in the fist phase of Olympiadinskaya Area geological survey, exploration work has been completed on 7 sites, and exploration/assessment work, on 2 ore deposits (Olenie, Blagodatnoye). Gold mineralization was revealed at two exploration sites (Talovskoye and Kirkilovskoye), and exploration/assessment work was recommended. Five exploration sites were found having no prospects. The exploration/assessment work has yielded confirmation of ore gold resources at deposits Olenie - Record of TKZ for Krasnoyarski Region (Krai) No. 594 of 20.04.2004, and Blagodatnoye - Record of GKZ Gosnedra No. 1081 of 24.09.2005;***
- ***all payments are being made in due time in compliance with the tax laws and subsoil legislation of the Russian Federation.***

Factors that could adversely affect fulfillment of the obligations under license, and potential for their occurrence:

- ***work not financed on time;***
- ***complications of geological structure and nature of gold content in the deposit;***
- ***resources not proved;***
- ***circumstances of force-majeure.***

H) Prospective area: ***Panimbinskaya Area***
Type of natural resources: ***ore gold***
Proved reserves: ***none***
Undiscovered potential gold resources, by categories (in tonnes): P1 - 49.1; P2 - 6.1; P3 - 11.0.
Level of extraction: ***none***
Licenses for subsoil use for the development of the said deposit: ***License for subsoil use KRR 01525 BR***
License issued: ***06.12.2004***
License valid until: ***term expires on 01.11.2022***
Potential and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***
Grounds for issuance of the license: ***Resolution of Krasnoyarsknedra on outcome of auction (Minutes No. 2 of September 15, 2004***
This subsoil site has status of: ***mining allotment within preliminary boundaries to 500 m depth of mineralization.***
Description of the leased subsoil site: ***Site located to south of Novaya Eruda settlement in Severo-Yeniseisk Region of Krasnoyarski Region (Krai) of Russia. Area of the allotment - 66.2 sq.km***
License type: ***geological survey, exploration and ore gold extraction in Panimbinski ore node in Severo-Yeniseisk Region***
License's main provisions as to obligations indicating terms of their execution:

- ***within five years after the granting of license, to perform geological survey of the License area and submit a report with assessed resources for State expertise;***
- ***with commercial gold resources revealed, to have drafted and coordinated in established procedure a project for their development;***
- ***the production capacity of ore extraction enterprise is preliminarily set at 300 kilograms/year - to be refined from results of geological survey in drafting a technical project of field development;***
- ***to have drafted and coordinated in established procedure projects of liquidation of the mining enterprises, not later than 6 months prior to projected time of termination of mining operations at the deposits.***

Mandatory payments under the terms of the license:

- ***one-time payment for use of mineral resources in the amount of 2,240,000 Rubles;***
- ***for use of geological information on the License area in amount of 10,000 Rubles;***
- ***tax rates and payments for use of mineral resources, as set out by the tax laws and subsoil legislation of the Russian Federation.***

Execution of obligations:

- ***geological survey of Panimbinskaya Area commenced on time in accordance with the approved Project;***
- ***all payments being made in due time in compliance with the tax laws and mineral resource legislation of the Russian Federation.***

Factors that could adversely affect fulfillment of the obligations under License, and potential for their onset:

- ***work not financed on time;***
- ***complications of geological structure and nature of gold content in the deposit;***
- ***resources not proved;***
- ***circumstances of force-majeure.***

I) Prospective area: ***Razdolinskaya Area***
Type of natural resources: ***ore gold***
Proved reserves: ***none***
Undiscovered potential gold resources, by categories (in tonnes): P1 - 46.3; P2 - 24.8

Level of extraction: ***none***
Licenses for subsoil use for development of the said deposit: ***License for subsoil use of KRR 13360 BR***
License issued: ***06.11.2005***
License valid until: ***term expires on 01.11.2025***
Potential and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***
Grounds for issuance of the license: ***Order of MPR of Russia, Federal Agency for Subsoil Use, No. 756 of 06.07.2005***
The subsoil site has status of: ***mining allotment within preliminary boundaries to 1,000 m depth***
Description of the leased subsoil site: ***Site located in Motyginski Region of Krasnoyarski Region (Krai) in 15-24 km from Motygino settlement. Area 20.2 sq.km.***
License type: ***geological survey, exploration and ore gold extraction within Razdolinski ore node in Krasnoyarski Region (Krai)***
License's main provisions as to obligations indicating terms of their execution:
- ***not later than by October 1, 2006, to have drafted and coordinated a project for geological survey of area;***
- ***not later than by April 1, 2007, to have drafted and coordinated a project for performance of exploration work within known ore deposits;***
- ***not later than by October 1, 2009, to have completed the geological survey of area (prospecting and assessment), and submitted a report with assessed resources and estimated reserves for State expertise;***
- ***not later than by October 1, 2009, to have completed the first phase of prospecting and submitted a report with assessed resources for State expertise;***
- ***not later than by April 1, 2010, to have drafted and coordinated a technical project of field development;***
- ***not later than by October 1, 2010, to commence construction of mining enterprise;***
- ***not later than by October 1, 2011, to commence operation of mining enterprise with a capacity of at least 500 kilograms gold per year;***
- ***to have drafted and coordinated in established procedure projects of liquidation of the mining enterprises, not later than 6 months prior to projected time of termination of mining operations at the deposits.***

Mandatory payments under the terms of the license:
- ***one-time payment for use of mineral resources in the amount of 21,000,000 Rubles;***
- ***for use of geological information on the License area in amount of 100,000 Rubles;***
- ***license granting fee – 8,000 Rubles;***
- ***tax rates and payments for use of mineral resources, as set out by the tax laws and subsoil legislation of the Russian Federation.***

Execution of obligations:
- ***geological survey of Panimbinskaya Area commenced on time in accordance with the approved Project;***
- ***all payments being made in due time in compliance with the tax laws and subsoil legislation of the Russian Federation.***

Factors that could adversely affect fulfillment of the obligations under the license, and potential for their occurrence:
- ***work not financed on time;***
- ***complications of geological structure and nature of gold content in the deposit;***
- ***resources not proved;***
- ***circumstances of force-majeure.***

J) Prospective area: ***Zyryanovskaya Area***
Type of natural resources: ***ore gold***
Proved reserves: ***none***
Undiscovered potential gold resources, by categories (in tonnes): P3 - 100
Level of extraction: ***none***
Licenses for subsoil use for the development of the said deposit: ***License for subsoil use KRR 13359 BR***
License issued: ***16.11.2005***
License valid till: ***term expires on 15.10.2030***
Potential and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***
Grounds for issuance of the license: ***Order of MPR of Russia, Federal Agency for Subsoil Use, No. 757 of 06.07.2005***
This subsoil site has the status of: ***mining allotment within preliminary boundaries to 1,000 m depth***
Description of the leased subsoil site: ***Site located in the territory of Yeniseiski Region of Krasnoyarski Region (Krai), in 40-45 km to the north-east of the city of Yeniseisk. Area - 8.8 sq.km***

License type: ***geological survey, exploration and ore gold extraction at Zyrianovski ore node in Krasnoyarski Region (Krai)***

License's main provisions as to obligations indicating terms of their execution:

- ***not later than by October 15, 2006, to have drafted and received approvals for a project for geological survey of area;***
- ***not later than by January 15, 2007, to have drafted and received approvals for a project for performance of exploration work within known ore deposits;***
- ***not later than by October 15, 2009, to have completed the geological survey of the area (prospecting and assessment) and submitted a report with assessed resources and estimated reserves for state expertise;***
- ***not later than by October 15, 2010, to have completed prospecting of detected deposits and submitted a report with assessed resources for state expertise;***
- ***not later than by October 15, 2011, to have drafted and received approvals for a technical project of Lease development;***
- ***not later than by March 15, 2012, to commence construction of mining enterprise;***
- ***not later than by October 15, 2012, to commence operation of mining enterprise with a capacity of at least 300 kilograms gold per year;***
- ***to have drafted and received approvals in established procedure for projects of liquidation of the mining enterprises, not later than 6 months prior to projected time of termination of mining operations at the deposits.***

Mandatory payments under the terms of the license:

- ***one-time payment for use of mineral resources in the amount of 5,250,000 Rubles;***
- ***for use of geological information on the License area, in the amount of 10,000 Rubles;***
- ***license granting fee – 8,000 Rubles;***
- ***tax rates and payments for use of mineral resources as set out by the tax laws and subsoil legislation of the Russian Federation.***

Execution of obligations:

- ***geological survey of Panimbinskaya Area commenced on time in accordance with the approved project;***
- ***all payments are being made in due time in compliance with the tax laws and subsoil legislation of the Russian Federation.***

Factors that could adversely affect fulfillment of the obligations under the license, and potential for their occurrence:

- ***work not financed on time;***
- ***complications of geological structure and nature of gold content in the deposit;***
- ***resources not proved;***
- ***circumstances of force-majeure.***

K) Deposit: ***Tyrydanskoye***

Type of natural resources: ***limestone***

Proved reserves: ***As of 01.01.2006, the following data was entered in the State balance for Tyrydanskoye Field: B - 107 thousand tonnes; C1 - 106 thousand tonnes***

Level of extraction: ***in 2005 - 138 thousand tonnes***

Licenses for subsoil use for the development of the said deposit: ***License for subsoil use KRR 00939 TE***

License issued: ***17.05.2000***

License valid until: ***term expires on 10.07.2020***

Potential and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***

Grounds for issuance of the license: ***Resolution of Administration of Severo-Yeniseiski Region (No. 52 of 03.05.2000) and by Committee for Natural Resources for Krasnoyarski Region (Krai) (No. 08-p of 16.05.2005)***

This subsoil site has the status of: ***mining allotment limited by +450 m level by depth***

Description of the leased subsoil site: ***Site located in 15 km to the west of Eruda settlement of Yeniseiski Region of Krasnoyarski Region (Krai), area of 11.0 hectares***

License type: ***extraction of limestone on the Tyrydanskoye deposit***

License's main provisions as to obligations indicating the terms of their execution:

- ***In connection with the expansion of Tyrydanski quarry, the following needs to be accomplished:***
- ***by 31.12.2007, supplementary exploration of Tyrydanskoye Field and submission of a report with assessed reserves of limestone for State expertise;***
- ***by 30.06.2008, completion of drawing up and approval procedures for a project of mining, documentation of the mining allotment record;***
- ***for the period of geological exploration work, mining within the previously leased site (2.3 ha in accordance with the "Tyrydanski Limestone Quarry" Project, 1998).***

Mandatory payments under the terms of the license: ***tax rates and payments for use of mineral resources, as set out by the tax laws and subsoil legislation of the Russian Federation, and regulatory acts of Krasnoyarski Krai.***
Execution of obligations:
- ***geological exploration work performed on time, in accordance with the Project;***
- ***all payments are being made in due time in compliance with the tax laws and subsoil legislation of the Russian Federation.***

Factors that could adversely affect fulfillment of the obligations under the license, and potential for their occurrence:
- ***work not financed on time;***
- ***resources not proved;***
- ***circumstances of force-majeure.***

L) Deposit: ***Kokuiskoye***
Type of natural resources: ***coal***
Proved reserves: ***As of 01.01.2006 the following reserves, by categories, were entered in the State balance for Kokuiskoye Field:***
A - 160,182 thousand cu.m; C1 - 4076 thousand cu.m
Level of extraction: ***in 2005 - 5.8 thousand cu.m***
Licenses for subsoil use for the development of the said deposit: ***License for subsoil use KRR 01257 TE***
License issued: ***30.08.2002***
License valid until: ***term expires on 31.12.2021***
Potential and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***
Grounds for issuance of the license: ***Joint Decision of Administration of Krasnoyarski Region (Krai) (No. 88 of 01.08.2002) and Main Department of Natural Resources and Environmental Protection for Krasnoyarski Region (Krai) (No. 20/114-n of 07.08.2002)***
The subsoil site has the status of: ***mining allotment***
Description of the leased subsoil site: ***Site located in 30 km to the east of Motygino settlement of Krasnoyarski Region (Krai), with an area 265 of hectares***
License type: ***extraction of coal of Kokuiskoye Field, site Listvyazhny II***
License's main provisions as to obligations indicating terms of their execution:
- ***within 1.5 years after the registration of the license, to have drafted and coordinated field development project;***
- ***to have first production stage commissioned in 2005;***
- ***to have the production volume of first stage at 500 thousand tonnes per annum to be ultimately stepped up to 5-8 million tonnes per annum.***

Mandatory payments under the terms of the license:
- ***one-time payment for the right to coal extraction – 2,300 thousand Rubles;***
- ***tax rates and payments for use of mineral resources, as set out by the tax laws and subsoil legislation of the Russian Federation and regulatory acts of Krasnoyarski Region (Krai).***

Execution of obligations:
- ***work at field is being conducted in accordance with field development project;***
- ***all payments are being made in due time in compliance with the tax laws and subsoil legislation of the Russian Federation.***

Factors that could adversely affect fulfillment of the obligations under the license and possibility of their occurrence:
- ***work not financed on time;***
- ***resources not proved;***
- ***circumstances of force-majeure.***

M) Deposit: ***Shirokinskoye***
Type of natural resources: ***building stone***
Proved reserves: ***As of 01.01.2006, the following reserves, by categories, were entered in the State balance for Shirokinskoye Field:***
A – 1,928 thousand cu.m; B – 2,908 thousand cu.m; C1 – 9,794 thousand cu.m
Production level: ***in 2005 - 16 thousand cu.m***
Licenses for subsoil use for the development of the said deposit: ***License for subsoil use KRR 00938 TE***
License issued: ***17.05.2000***
License valid until: ***term expires on 01.07.2015***

Potential and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***

Grounds for issuance of the license: ***Resolution of Administration of Severo-Yeniseisk Region (No. 52 of 03.05.2000) and of Committee for Natural Resources for Krasnoyarski Region (Krai) (No. 08-p of 16.05.2005)***

The subsoil site has the status of: ***mining allotment***

Description of the leased subsoil site: ***Site located in 10 km to the north-east of Eruda settlement of Yeniseisk Region of Krasnoyarski Region (Krai), area of 36 hectares***

License type: ***production of building stone of Shirokinskoye Field***

License's main provisions as to obligations indicating the terms of their execution:

- to have work conducted in accordance with the approved project of "Shirokinski Granite Production and Working Quarry" dated 1986;

- to adhere to the terms of the Agreement No. 6/15 of 09.06.1995 on the conditions of subsoil use.

Mandatory payments under the terms of the license: ***tax rates and payments for use of mineral resources, as set out by the tax laws and subsoil legislation of the Russian Federation and regulatory acts of Krasnoyarski Region (Krai).***

Execution of obligations:

- terms of agreement with Severo-Yeniseisk Region Administration are being adhered to;

- all payments are being made in due time in compliance with the tax laws and subsoil legislation of the Russian Federation.

Factors that could adversely affect fulfillment of the obligations under the license and possibility for their occurrence:

- work not financed on time;

- resources not proved;

- circumstances of force-majeure.

N) Deposit: ***Quarry Vostochny***

Type of natural resources: ***groundwater***

Proved reserves: ***none***

Production level: ***2,670 cu.m/hr***

Licenses for subsoil use for the development of the said deposit: ***License for subsoil use KRR 00933 VE***

License issued: ***11.05.2000***

License valid until: ***term expires on 01.06.2018***

Potential and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***

Grounds for issuance of the license: ***Decision of the Administration of Severo-Yeniseisk Region and of Committee for Natural Resources for Krasnoyarski Region (Krai)***

The subsoil site has the status of: ***mining allotment to 500 m depth***

Description of the leased subsoil site: ***Yeniseiski Region of Krasnoyarski Region (Krai) of Russia***

License type: ***extraction of groundwater for the purposes of drying the Vostochny Quarry***

License's main provisions as to obligations indicating the terms of their execution:

- to furnish yearly reports on quality and quantities of drained waters on Form 2-tp (water utilities) by January 10;

- to carry out mining and environmental monitoring and to furnish the results thereof annually to the Regional Centre for Geological Environment Monitoring.

Mandatory payments under the terms of the license:

- according to the Letter of MPR of Russian Federation No. 14-19129 of 04.08.98 "On Payments for Extraction of Groundwater in Development of Coal and Solid Mineral Deposits," no payments are due for the subsoil use in case of extraction of groundwater for the purposes of the Vostochny Quarry drying and reproduction of mineral resources;

- other payments due are made by the subsoil user in established procedure.

Execution of obligations:

- terms of agreement with Severo-Yeniseisk Region Administration are being adhered to;

- all payments are being made in due time in compliance with the tax laws and subsoil legislation of the Russian Federation.

Factors that could adversely affect fulfillment of the obligations under the license, and possibility for their occurrence:

- work not financed on time;

- circumstances of force-majeure.

O) Deposit: ***Enashiminskoye***
Type of natural resources: ***groundwater***
Proved reserves: ***5.1 thousand cu.m/day, including by categories:***
B - 2.0 thousand cu.m/day; C1- 1.5 thousand cu.m/day; C2 - 1.6 thousand cu.m/day.
TKZ, Order No. 303 of 28.06.1985 г.
Level of extraction: ***none***
Licenses for subsoil use for the development of the said field: ***License for subsoil use KRR 00934 VE***
License issued: ***11.05.2000***
License valid until: ***term expires on 31.12.2015***
Possibility and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***
Grounds for issuance of the license: ***Decision of Administration of Severo-Yeniseisk Region and Committee for Natural Resources for Krasnoyarski Region (Krai)***
The subsoil site has the status of: ***mining allotment to 120 m depth***
Description of the leased subsoil site: ***site located to the east of Eruda settlement, Severo-Yeniseisk Region of Krasnoyarski Region (Krai) of Russia. Area 5.1 ha***
License type: ***extraction of fresh groundwater at Enashiminskoye field for public and production water supply***
License's main provisions as to obligations, indicating the terms of their execution:
- to extract water not in excess of the level of proved reserves;
- to maintain a network of observation wells for groundwater monitoring in intake area;
- to have the wells equipped with water metering devices;
- annually, by January 10, to furnish report on groundwater usage (Form 2-TP - water utilities).
Mandatory payments under the terms of the license: ***tax rates and payments for use of mineral resources, as set out by the tax laws and subsoil legislation of the Russian Federation and regulatory acts of Krasnoyarski Region (Krai).***
Execution of obligations:
- terms of the license agreement are being timely met;
- all payments are being made in due time in compliance with the tax laws and subsoil legislation of the Russian Federation.
Factors that could adversely affect fulfillment of the obligations under the license and the possibility for their occurrence:
- work not financed on time;
- unconfirmed reserves;
- circumstances of force-majeure.

P) Deposit: ***Area of Severo-Yeniseiski Region of Krasnoyarski Region (Krai) (four sites)***
Type of natural resources: ***groundwater***
Proved reserves:
by categories: Polutornik Site - C1 -8.5 thousand cu.m/day; C2 - 1.7 thousand cu.m/day; rest of Sites (Doserovski. Tyryda, Malaya Tyryda) - reserves not assessed.
Level of extraction: ***no data available***
Licenses for subsoil use for the development of the said fields: ***License for subsoil use KRR 01537 VE***
License issued: ***22.02.2005***
License valid until: ***term expires on 11.02.2030***
Possibility and grounds for extending the license term: ***Law of the Russian Federation "On Subsoil" as amended on 22.08.2004, Art. 10.***
Grounds for issuance of the license: ***Decision of Krasnoyarsknedra Commission - Minutes No. 1 of 11.02.2005.***
This subsoil site has the status of: ***mining allotment to 250 m depth***
Description of the leased subsoil site: ***Four sites located in Severo-Yeniseisk Region of Krasnoyarski Region (Krai) of Russia: 1 - Polutornik Site in 6 km to the south-east of Eruda settlement; 2 - Doserovski Site – north-east of Eruda settlement; 3 - Tyryda Site - to the south-west of Eruda settlement; Malaya Tyryda Site - to the west of Eruda settlement. Total area - 41.57 sq.km.***
License type: ***geological survey and production of drinking groundwater for public supply of Eruda settlement and production water supply of Olympiadinski Mining Enterprise.***
License's main provisions as to obligations indicating the terms of their execution:
- within three months from the date of granting of the license, to have drafted work execution project;
- within three years, to perform work under the project and to furnish for State expertise a report with groundwater reserves assessment;
- to have water intake not in excess of the level of proved reserves;

- to maintain regular stock-keeping of produced water;
License's main provisions as to obligations, indicating the terms of their execution:
- to extract water not in excess of the level of proved reserves;
- to maintain a network of observation wells for groundwater monitoring in intake area;
- to have the wells equipped with water metering devices;
- annually, by January 10, to furnish report on the use of groundwater (Form 2-TP - water utilities).
- annually, by December 25, to furnish report on the use of groundwater (Form 2-TP - water utilities).
Mandatory payments under the terms of the license: *tax rates and payments for use of mineral resources, as set out by the tax laws and subsoil legislation of the Russian Federation and regulatory acts of Krasnoyarski Region (Krai).*
Execution of obligations:
- terms of license agreement are being timely met;
- all payments are being made in due time in compliance with the tax laws and mineral resource legislation of the Russian Federation.
Factors that could adversely affect fulfillment of the obligations under the license and the possibility for their occurrence:
- work not financed on time;
- unconfirmed reserves;
- circumstances of force-majeure.

b) Mineral processing: *conducted only at Olympiadinskoye Deposit by gold-extraction plants ZIF-1 and ZIF-2 with refining (affinage) carried out at OJSC Krastsvetmet.*

c) Product marketing: *ZAO "Polus" sells refined precious metals (gold and silver) produced by processing of extracted ore on domestic and foreign markets.*
According to Clause 5 of Art. 2 of the Federal Law "On Precious Metals and Gems" No. 41-FZ, refined precious metals being sold by their extractors and producers are offered on a priority basis to the specifically authorized federal executive body for replenishment of State Fund of Precious Metals and Gems of the Russian Federation. The State's priority right for purchase of precious metals is executed subject to meeting certain requirements established by law (advance payments for deliveries, advance conclusion of contracts).
The fact that ZAO "Polus" has no pending obligations for supply of precious metals to Russia's State Fund in 2006 is confirmed by the Letter of Goskhran of Russia No. 32-10-104-199/4019 of 12.12.2005.
Sales of precious metals on domestic market takes place under supply contracts and general agreements with commercial banks.

Export of precious metals for sales on foreign markets is effected by ZAO "Polus" under licenses granted by the Ministry of Economic Development of Russia issued on the basis of export contracts concluded with foreign purchasers. According to the laws currently in effect, there is no quotation of exports of refined gold and silver.

4.2.10. Additional requirements to issuers whose main business is provision of communication services
This does not apply to the Issuer.

4.3. Issuer's plans for further activities
Issuer's strategy embraces two main trends: geological survey and acquiring new assets. Pursuant to this strategy the Issuer envisages that by 2010 it will become one of the five leading world's gold production companies by extraction volumes, reserves and market capitalization. In order to reach the strategic goals, the following investment, production and other programs are considered:

- *keeping up large-scale geological prospecting work for discovering new deposits;*
- *securing licenses for exploration and development of deposits;*
- *conducting independent audits to international standards (JORC);*
- *construction of new production facilities;*
- *launching a corporate scientific center;*
- *reducing costs by technology innovations;*
- *introducing international standards of corporate management and financial reporting.*

Moreover, it is expected that the Issuer will continue geological exploration of deposits of his affiliated ZAO "Polus" to verify their suitability for commercial development and to clarify the amounts of capital investments required for their operation. Based on the outcome of geological exploration, the Issuer will assess their actual reserves, and then launch ore extraction and gold production.

Furthermore, the Issuer will keep looking for new objects for acquisition in the Russian Federation such as acquisition of rights of subsoil use at auctions and of new gold extraction enterprises.

4.4. Issuer's participation in industrial, banking and financial groups, holdings, concerns and associations
Issuer does not participate in industrial, banking and financial groups, holdings, concerns and associations.

4.5. Issuer's subsidiaries and dependent companies
Subsidiary
Full name: ***Closed Joint-Stock Company "Gold-Mining Company "Polus"***
Abbreviated name: ***ZAO "Polus"***
Company's location: ***2-B Belinskogo ul., 663280 Severo-Yeniseiski settlement, Krasnoyarski Region (Krai)***
Basis of affiliation: ***Due to prevalence in the company's charter capital the Issuer may determine decisions adopted by the company (Clause 1 of Article 105 of the Civil Code of the Russian Federation).***
Issuer's share in the Subsidiary's charter capital: ***100%***
Share of subsidiary's ordinary shares owned by the Issuer: ***100%***
Subsidiary's share in the Issuer's charter capital: ***none***
Issuer's ordinary shares owned by Subsidiary: ***none***
Subsidiary's main business: ***extraction of precious metals***
Subsidiary's value for the Issuer's business: ***deriving profits from ZAO "Polus" activities***

Subsidiary's Board of Directors:

1) Valery Vladimirovich Rudakov (Chairman)
Year of birth: ***1942***
Share in the charter capital of the Issuer: ***0,00593565%***
Share of the ordinary shares of the Issuer: ***0,00593565%***

2) Oleg Vladimirovic Lobanov
Year of birth: ***1965***
Share in the charter capital of the Issuer: ***none***
Share of the ordinary shares of the Issuer: ***none***

3) Alexander Vladimirovich Perov
Year of birth: ***1965***
Share in the charter capital of the Issuer: ***none***
Share of the ordinary shares of the Issuer: ***none***

4) Vladimir Kushukovich Sovmen
Year of birth: ***1957***
Share in the charter capital of the Issuer: ***0,04365787%***
Share of the ordinary shares of the Issuer: ***0,04365787%***

5) Evgeny Ivanovich Ivanov
Year of birth: ***1966***
Share in the charter capital of the Issuer: ***none***
Share of the ordinary shares of the Issuer: ***none***

Collegiate executive body not provided for in the Subsidiary's Charter

Person acting as Subsidiary's sole executive body:
President Evgeny Ivanovich Ivanov
Year of birth: ***1966***
Share in the charter capital of the Issuer: ***none***
Share of the ordinary shares of the Issuer: ***none***

4.6. Composition, structure and value of the Issuer's fixed assets, information on plans of acquisition, replacement and retirement of fixed assets as well as on facts of encumbrance of the Issuer's fixed assets

4.6.1.Fixed assets

No fixed assets

V. Information on the Issuer's financial and economic activities

5.1. Results of the Issuer's financial and economic activities

5.1.1. Profits and losses

The first financial year has not been completed. Economic analysis of the Issuer's profits/losses is not possible.

5.1.2. Factors affecting volume of Issuer's sales of goods, products, work and services and the Issuer's profits/losses from the main business

The first financial year has not been completed; no information is available.

5.2. Issuer's liquidity, sufficiency of capital and working assets

The first financial year has not been completed. Economic analysis of the Issuer's liquidity and solvency, of sufficiency of Issuer's own capital for meeting short-term obligations and covering current expenses is not possible.

5.3. Size and structure of the Issuer's capital and working assets

5.3.1. Size and structure of the Issuer's capital and working assets

Indicator	*As of the date of drawing up the initial financial (accounting) reporting, March 17, 2006*
Amount of the Issuer's charter capital, and compliance of the amount of the Issuer's charter capital stated in this Section with the Issuer's foundation documents	***190,627,747 Rubles, which complies with Issuer's charter***
Total value of the Issuer's shares bought out by the Issuer for subsequent resale (transfer) and percentage of such shares from the total amount of placed shares (charter capital) of the Issuer	***0***
Issuer's reserve funds formed from deductions from Issuer's profits	***0***
Issuer's additional capital, total, including: additional value of assets established by value adjustment, difference between selling (placement) price and nominal value of the company's shares due to sales of shares at a price above their nominal value	***0***
Issuer's undistributed net profits (uncovered losses)	***68 126 185 932***
Issuer's amounts of target financing, including amounts allocated for targeted measures; amount of funds received from other agencies and persons, budget allocations, etc.	***0***
Issuer's total capital	***68 316 813 680***

Structure and size of the Issuer's working capital

The first financial year has not been completed; no information is available.

5.3.2.

The first financial year has not been completed.

As of the date of approval of the securities prospectus, the Issuer has the following financial investments:

1) Issuer's financial investments into issued securities:

Issuer's full and abbreviated company names: ***Closed Joint-Stock Company "Gold-Mining Company "Polus"; ZAO "Polus"***

Location: ***2-B Belinskogo ul., 663280 Severo-Yeniseiski settlement, Krasnoyarski Region (Krai)***

A) Securities kind: ***ordinary registered non-documentary shares***

- State registration No. of securities issue: ***1-03-70170-N***
- Date of state registration: ***21.11.2001.***

- Registration authorities responsible for state registration of the above securities issue: ***Krasnoyarsk Regional Office (RO) of the Federal Commission for Securities Market (FCSM) of Russia***

  An additional issue of ordinary registered non-documentary shares was registered by resolution of Krasnoyarsk RO of FCSM of Russia No. 224-rv of 20.08.2004 concerning the securities issue with the state registration ***No. 1-03-70170-N-001D*** assigned to it.

  Individual number (code) of the securities' issue ***001D*** was abolished as of 29.03.2005 by the resolution of the RO of the Federal Service for Financial Markets (FSFM) in the northern federal district (SFO) No. 669izi dated 29.03.2005 due to expiration of the three-month period from the date of state registration of the report on the results of the said securities' issue.

  An additional issue of ordinary registered non-documentary shares was registered by the Order of RO of FSFM of Russia in SFO No. 964izi of 16.05.2005 in addition to the above issue with the state registration number ***1-03-70170-N-002D*** assigned to it.
- quantity of securities owned by the Issuer: ***299 shares.***
- total nominal value of securities owned by the Issuer: ***119,600 Rubles.***
- total balance-sheet value of securities owned by the Issuer (including balance-sheet value of securities of the Issuer's affiliate): ***58,316,814,000 Rubles.***
- amount of declared dividend on ordinary shares (with no data available on the amount of dividend on ordinary shares in the current year, the amount of dividend declared in the preceding year shall be provided); and the time of payments: ***size of declared dividend for 2006 is not available. On the date of approval of this securities prospectus dividends for 2005 have not been declared or paid.***

B) Securities kind: ***registered non-documentary preferred shares of type C***

- State registration No. of securities issue: ***3-03-70170-N***
- date of state registration: ***08.10.1999***
- registration authority responsible for state registration of securities issue: ***Krasnoyarsk RO of the FCSM of Russia***
- quantity of securities owned by the Issuer: ***120 sharess.***
- total nominal value of securities owned by the Issuer: ***12,000 Rubles.***
- total balance-sheet value of securities owned by the Issuer (including balance-sheet value of securities of the Issuer's affiliate): **58 316 813 679.6 rubles**
- amount of declared dividend on preferred shares or the procedure for the determination thereof in case it is provided for in the charter of the company, time of payments: ***size of declared dividend for 2006 is not available. On the date of approval of this securities prospectus, the dividends for 2005 have not been declared or paid.***

Reserves for securities devaluation were not formed by Issuer.

2) Financial investments of the Issuer into non-emission securities - none.

3) Other financial investments of the Issuer - none.

Value of potential losses on this type of investments, related to bankruptcy of the organization/enterprise invested into, is limited, in Issuer's view, to the balance-sheet value of the investments made. Issuer's potential losses in the event of bankruptcy of the said organization could amount to 58 316 813 679.6 rubles.

Issuer has no assets kept on deposit or other accounts with banks or other credit organizations, whose licenses could be suspended or withdrawn, or else in banks or credit organizations subject to decisions on restructuring or liquidation, on commencing bankruptcy proceedings, or on declaring such organizations insolvent (bankrupts).

Issuer has carried out calculations referred to in this item of the securities prospectus in accordance with the Order by the Ministry of Finance of the Russian Federation No. 67n of 22.07.2003 "On Forms of Accounting Reporting by Organizations" (as amended on 31.12.2004), Regulations on Accounting Practices (PBU), including in accordance with PBU 19/02 "Accounting for Financial Investments" approved by the Order of the Ministry of Finance of the Russian Federation No. 126n, PBU 9/99 of 10.12.2002 "Revenues of Organizations" approved by the Order of the Ministry of Finance of the Russian Federation No. 32n of 06.05.1999 (as amended on 30.03.2001).

5.3.3. Issuer's non-material assets

The Issuer has no non-material assets.

5.4. Information on Issuer's policies and expenses in the sphere of scientific and technological development, licenses and patents, new engineering developments and research

No data available. The Issuer had no expenses relating to scientific and technical activities carried out on its own expense. The Issuer has no intellectual property that would require protection.

5.5. Analysis of development trends in the Issuer's main business domain

Subsoil is considered to be Russia's largest and most competitive asset. According to the Institute of Economics of Mineral Resources, Russia's subsoil is assessed at $30 trillion, with the value of raw materials extracted annually in Russia amounting to $160 billion, of which 10% is attributed to noble metals. Over the last four years, gold production in Russia has been growing at 26% with the price of gold having risen by 54%, which attests to the dynamic evolution of this sector of mining industry.

The following gold market specifics speak in favor of dependability of investing in Russia's "golden" assets:

- ***global demand surpasses gold production;***
- ***great potential exists for further growth of demand, both domestically and abroad;***
- ***there are no problems with selling gold in the global market, it is one of the freest commodity markets;***
- ***domestic market capacity exceeds gold production volumes;***
- ***investment capacity of Russia's precious metal subsurface stands at US$ 14 - 19 billion;***
- ***there are numbers of non-distributed gold deposits in Russia's fund;***
- ***low costs: the cost of gold extraction in Russia is currently lower by over 25% on the average than in other countries.***

By now, fine prospects of Russian gold ore regions have become evident. One of the underlying reasons is the growth of prices of gold, e.g. by September 2003 the price of ounce of gold had grown to $390, and in December 2004 it constituted $450.

Another yet underlying reason is the fact that only a few undeveloped core deposits have been left in the world. The countries of the Big Four comprising the USA, Canada, Australia and South Africa, which were for long-time considered gold extraction leaders, are currently held overexplored. Analysts consider Russia as one of the promising countries in the geological survey and gold extraction sector, which is manifested by the recently active inflow of foreign companies into Russian market and by a growing proportion of direct foreign investments into this sector.

The cost of gold production in Russia today remains significantly lower than in other countries. With the world average value by the end of 2003 at a level of $235 per ounce, British Peter Hambro with exclusively Russian assets extracts gold in Russia at the cost of $136 per ounce. Peter Hambro which claims 3% of gold produced in Russia plans to increase the extraction of this metal by at least six times over the next five years by acquiring new and expanding existing Russian deposits.

A specific feature of the sector is the fact that market capitalization of a gold producing company on international capital markets is greatly dependent not on generated profits or volumes of sales, but on the total value of resources and reserves of "gold in the ground" in the areas, licenses to which are held by the company. Thus, the value of this same Peter Hambro on the London stock exchange is some $800 million, while its sales are less than $100 million. Hence, the company's capitalization exceeds not only its profits, but its sales in 8 times! Meanwhile capitalization of a common (non-mineral) company must be 4 to 6 times its profits, to say nothing of its sales.

The sites which are developed in Russia today were explored as far back as in the 70's and 80's, which often results in the generally available information on the gold resource and reserve amounts in these deposits being underrated. Employing personnel engaged in collection of information on reserves already in the Soviet time is definitely a prominent competitive advantage of some of the companies.

Issuer is currently engaged in no activities.

Issuer has no competitors in the product sales field since gold is an ultimately standardized merchandise of practically absolute liquidity.

Supply and demand analysis over the last 12 years shows that demand for gold in the world was essentially greater than supply in all those years. Price of gold is fixed on the international market every 24 hours (the "London fixing") and Russian commercial banks purchase all gold produced in Russia at virtually one and the same discount constituting 0.8-1.2% of the set price on the day of purchase.

Major competition among gold-producing companies evolves at the stage of acquiring licenses for deposits at tenders and auctions. The main competitors here are large domestic mining companies (OJSC "MNPO" Polymetall, as well as Russian companies with foreign capital - Peter Hambro, High Land, High River Gold, Trans Siberian Gold, and others. The qualitative and quantitative characteristics of the deposits are the main factors influencing the production costs.

<u>Competitive advantages and factors of the Issuer's investment attractiveness</u>

- *high professionalism of the Issuer's Board of Directors and management in the mining sector - the management of OJSC "Polyus Gold" includes leading specialists of the Russian market with prominent experience in implementing successful projects in gold extraction;*
- *use of the state-of-the-art technologies, both domestic and foreign, in mining, ore enrichment, modular design and construction;*
- *application of proprietary methodology of assessing competitive values of mineral deposits, gold including gold;*
- *company's strategic goal of accessing the international capital market via IPO in 2006 aimed at enhancing the shareholders' capital through market evaluation of the assets.*

This information is given in accordance with the opinions expressed by all members of the Issuer's Board of Directors.

VI. Detailed Information on Persons Constituting Issuer's Management Bodies, Issuer's Bodies Supervising Its Financial and Economic Activities, and Brief Information on Issuer's Employees

6.1. Information on the structure and competence of the Issuer's management bodies

According to the Issuer's charter, its management bodies are:

- *General Shareholders' Meeting;*
- *Board of Directors;*
- *General Director.*

Competence of the Issuer's General shareholders' Meeting in accordance with its Charter:

Clause 5.19 of the charter: The following issues are within the competence of the Meeting:

5.19.1. introducing amendments and addenda to the company's charter or approval of a new version of the company's charter;

5.19.2. reorganization of the company;

5.19.3. liquidation of the company, appointment of the liquidation commission, and approval of intermediate and final liquidation balance sheets;

5.19.4. determination of the number of the company's Board of Directors, election of its members and premature termination of their powers;

5.19.5. determination of the number, nominal value and category/type of authorized shares and the rights conferred by such shares;

5.19.6. increase of the company's charter capital through an increase of the nominal value of shares as well as through placement of additional shares in cases provided for by the Federal Law;

5.19.7. reduction of the company's charter capital through a decrease of the nominal value of shares, through the company buying out part of the shares to reduce their total amount as well as through cancellation the shares purchased or bought out by the Company;

5.19.8. election of members of the Audit Commission and early termination of their powers;

5.19.9. approval of the company's auditor;

5.19.10 approval of the annual reports and annual accounting reports, including profit and loss statements (accounts) and distribution of profits, including payment/declaring of dividends, and company's losses based on the results of the financial year;

5.19.11. determination of the procedure for conducting the Meeting;

5.19.12. election of the members of the vote-tallying commission, and early termination of their powers;

5.19.13. share splits or consolidations;

5.19.14. deciding on approval of transactions in cases provided for by Art. 83 of the Federal Law;

5.19.15. deciding on approval of major transactions in cases provided for by Art. 79 of the Federal Law;

5.19.16. repurchase by Company of placed shares, in cases provided for by Federal Law;

5.19.17. deciding on participation in holding companies, financial/industrial groups, associations and other unions of commercial organizations;

5.19.18. approving internal documents governing the activity of the company's bodies;

5.19.19. resolving other matters in cases provided for by the Federal Law.

Competence of the Issuer's Board of Directors in accordance with its Charter:

Clause 6.3 of the Charter: The following issues are within the competence of the Board of Directors:

6.3.3.1. determining the company's principal areas of activity, concepts and strategies of the company's evolution as well as approaches to their implementation, approving the company's plans and budgets and the alterations thereof;

6.3.3.2. approval of the company's annual consolidated (combined) financial reporting;

6.3.3.3. convening extraordinary Meetings, except in cases provided for by the Federal Law;

6.3.3.4. approval of the agenda for the Meetings;

6.3.3.5. determining the date of drawing up a list of persons entitled to participate in the Meeting, other issues falling within the competence of Board of Directors pursuant to the Federal Law, related to preparing for and conducting a Meeting;

6.3.3.6. referring to decision by the Meeting of matters provided for in Clauses 5.19.2., 5.19.6., 5.19.13. - 5.19.18. of this charter;

6.3.3.7. placement by the company of bonds and other securities including bonds convertible into shares, options and other securities in cases provided for by the Federal Law;

6.3.3.8. determination of price (value) of property, prices of placement and buy-out of issued securities in cases provided for by the Federal Law;

6.3.3.9. purchasing shares, bonds and other securities placed by Company in cases provided for by the Federal Law;

6.3.3.10. forming the company's sole executive body, General Director and early termination of its powers, determining the size of remunerations and compensations due to him; approving and amending the terms of his contract and termination thereof;

6.3.3.11. recommendations on the size of remunerations and compensations to be paid to members of the audit Commission, and determining the amount of payment for the services of the company's auditor;

6.3.3.12. recommendations on the amount of dividends payable on the shares and on the payment procedure;

6.3.3.13. using the company's reserve and other funds;

6.3.3.14. approving internal company documents except for the internal documents, the approval of which is within the competence of the Meeting under the Federal Law, other internal company documents the approval of which is within competence of the company's executive body in accordance with the charter;

6.3.3.15. deciding on entering into transactions involving participation interests or shares owned by the company that would or could result in encumbrance of such shares and making other decisions that could affect the size of the company's participation in other entities (decisions on non-exercise of pre-emption right for purchase of shares, on participation in share subscription, and the like);

6.3.3.16. establishment/liquidation of branches and establishment/liquidation of the company's representative offices;

6.3.3.17. approval of major transactions in cases provided for by the Federal Law;

6.3.3.18. approval of interested-party transactions in cases provided for by the Federal Law;

6.3.3.19. approval of the company's registrar and terms of contract therewith as well as termination of contract therewith;

6.3.3.20. increase of the company's charter capital by placement of additional shares of the company within the quantity and categories/types of the authorized shares;

6.3.3.21. approval of decisions on issues of the company's securities, of the reports on the results of the securities issues and securities prospectus in accordance with applicable Federal laws and other legal acts;

6.3.3.22. deciding on convening a general shareholders' meeting of a subsidiary and approving its agenda as long as the subsidiary's charter does not refer this to competence of its other person or body;

6.3.3.23. amending and supplementing the company's charter in cases provided for by the Federal Law;

6.3.3.24. supervising compliance with the budgets approved by the Board of Directors;

6.3.3.25. approval of the Regulations on the company's branches and representative offices;

6.3.3.26. approval of the company's dividend policy;

6.3.3.27. approval of the system and procedures of internal control and management information system;

6.3.3.28. deciding on appointment to position (dismissal from position) of the head of the company's inspection and supervision service, deciding on the amount of the remuneration to be paid to the person holding

such position;

6.3.3.29. approval of requirements to candidates and procedure of appointment to positions of the personnel of the company's inspection and supervision service;

6.3.3.30. approval of the Regulations on the company's inspection and supervision service;

6.3.3.31. determination of the requirements to the candidate for the position of the company's General Director;

6.3.3.32. deciding on appointment to position (dismissal from position) of the Company's Secretary; determining the terms of contract with the Company's Secretary, including the amount of remuneration to be paid to the Company's Secretary;

6.3.3.33. approving the Regulations on the Company's Secretary;

6.3.3.34. deciding on the company's entering into transactions to the amount comprising five (5) or more percent of the balance-sheet value of the company's assets determined from the company's accounting reporting as of the latest reporting date;

6.3.3.35. determination of major risks involved in company's business and implementing measures and procedures on mitigating such risks;

6.3.3.36. approval of policies of public relations and relations with the investors;

6.3.3.37. supervising the company and its financial and economic activities, evaluation of the activity of the company's General Director, supervising execution of the decisions of the Board of Directors;

6.3.3.38. deciding on engaging independent observers to supervise compliance with the procedure of counting votes at the Meeting;

6.3.3.39. establishment of committees of the Board of Directors from among members of the Board of Directors;

6.3.3.40. electing and dismissal of Deputy/Deputies of Chairman of the Board of Directors;

6.3.3.41. deciding on appointment (dismissal) of the Secretary of the Board of Directors;

6.3.3.42. deciding on the Company's voting at general shareholders' (participants') meetings of the companies the shares in the charter capitals of which are owned by the company, on increasing their charter capital, their reorganization or liquidation;

6.3.3.43. other matters provided for by the Federal law and this charter."

Competence of the Issuer's sole executive body in accordance with its charter:

Clause 7.4. of the Charter "General Director shall act on behalf of the company without special power of attorney, shall represent its interests, enter into transactions in the company's name, approve its personnel, issue orders and instructions obligatory for execution by all company's employees, approve internal documents of the company regulating its production, process, financial, accounting, housekeeping, personnel, social and everyday activities as well as matters of labor, safety and bookkeeping, and decide on other matters of company's current activities the decision on which is not within the competence of the Meeting or the Board of Directors pursuant to the charter."

The Issuer does not have a code of corporate governance or another similar document.

Regulations of the General Shareholders' Meeting of OJSC "Polyus Gold" have been approved by the resolution of the extraordinary general shareholders' meeting of OJSC "Polyus Gold" (Minutes of March 13, 2006).

Regulations of the Board of Directors of OJSC "Polyus Gold" have been approved by the resolution of the extraordinary general shareholders' meeting of OJSC "Polyus Gold" (Minutes of March 13, 2006).

Address of the Internet website providing for free access to the current version of the Issuer's charter and internal documents governing the activities of the Issuer's bodies: ***www.polyusgold.com***

6.2. Information on the persons making up the Issuer's management bodies

Issuer's Board of Directors.
Members of the Board of Directors:

1) Full name: ***Mikhail Dmitrievich Prokhorov – Chairman of the Board of Directors***
Year of birth: ***1965***
Education: ***higher, Moscow State Finance Institute***
All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***2000 - 2001***

Company name: ***OJSC AKB ROSBANK***
Position: ***President***

Period: ***2000 - 2002***
Company name: ***OJSC AKB ROSBANK***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Company name: ***CJSC AKB International Financial Company***
Position: ***member of the Board of Directors***

Period: ***2001- until present***
Company name: ***OJSC "MMC "Norilsk Nickel"***
Position: ***General Director – Chairman of the Management Board***

Period: ***2003 - until present***
Company name: ***OJSC "MMC "Norilsk Nickel"***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OOO Football Club Moscow***
Position: ***member of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

2) Full name: ***Valery Nikolaevich Braiko***
Year of birth: ***1939***
Education: ***higher, graduated from:***

- ***1961 – Tula mining institute;***
- ***1984 - National Economy Academy at the Sovet Ministrov of the USSR***

All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***1995 - until present***
Company name: ***NO Gold-producers' Union***
Position: ***Chairman***

Period: ***2005 - until present***
Company name: ***OJSC Omolonsk gold-mining company***
Position: ***Chairman of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OJSC RIM***
Position: ***member of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: - ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***

Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***

Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

3) Full name: ***Denis Stanislavovich Morozov***

Year of birth: ***1973***

Education: ***higher, graduated from:***

- ***1993 – economic faculty of the Lomonosov Moscow State University, majoring in "political economy";***
- ***1996 – law faculty of the Lomonosov Moscow State University, majoring in "science of law";***
- ***1999 - Swiss Banking School, majoring in commercial banking;***
- ***1999 – PhD. at the Moscow State Institute of International Relations (University) of the Ministry of International Affairs of the Russian Federation, majoring in "international economic relations", doctor of economics.***

All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***1999 - 2001***
Company name: ***OJSC RAO Norilsk Nickel***
Position: ***Head of the Department for Corporate Structures, head of the Department for Working with Corporate Capital, Shareholders and Investors***

Period: ***2001 - 2003***
Company name: ***OJSC "MMC "Norilsk Nickel"***
Position: ***Head of Legal Department***

Period: ***2001 - 2003***
Company name: ***OJSC "MMC "Norilsk Nickel"***
Position: ***Head of Legal Department (by combination of jobs)***

Period: ***2002 - 2003***
Company name: ***OJSC "MMC "Norilsk Nickel"***
Position: ***member of the Board of Directors***

Period: ***2002 - 2003***
Company name: ***OJSC "MMC "Norilsk Nickel"***
Position: ***Head of the Personnel of the Board of Directors (by combination of jobs)***

Period: ***2002 - 2005***
Company name: ***ZAO Polus***
Position: ***member of the Board of Directors)***

Period: ***2002 – until present***
Company name: ***OJSC RAO Norilsk Nickel***
Position: ***Member of the Management Board***

Period: ***2003 – until present***
Company name: ***OJSC RAO Norilsk Nickel***
Position: ***Deputy General Director (by combination of jobs)***

Period: ***2003 – 2005***
Company name: ***OJSC "MMC "Norilsk Nickel"***
Position: ***Deputy General Director***

Period: ***2003 until present***
Company name: ***OJSC "MMC "Norilsk Nickel"***
Position: ***Deputy General Director – Member of the Management Board***

Share of the said person in the charter capital of the Issuer: ***0,00000367%***
Share of ordinary shares of the Issuer held by the said person: ***0,00000367%***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

4) Full name: ***Andrey Alexandrovich Klishas***
Year of birth: ***1972***
Education: ***higher, Russian Peoples' Friendship University***
All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***1998 - until present***
Company name: ***CJSC Holding Company INTERROS***
Position: ***Director for Legal Issues, Deputy General Director, General Director, Member of the Management Board***

Period: ***1998 – until present***
Company name: ***OJSC "MMC "Norilsk Nickel"***
Position: ***member of the Board of Directors, Chairman of the Board of Directors***

Period: ***2002 - until present***
Company name: ***CJSC Agroindustrial Complex Agro***
Position: ***member of the Board of Directors***

Period: ***2002 - until present***
Company name: ***OJSC "MMC "Norilsk Nickel"***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - until present***
Company name: ***OOO Fincom – Investments and Management***
Position: ***member of the Supervisory Board***

Period: ***2004 - until present***
Company name: ***CJSC Holding Company INTERROS***
Position: ***member of the Board of Directors***

Period: ***2004 - until present***
Company name: ***OJSC AKB ROSBANK***
Position: ***Chairman of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

5) Full name: ***Ekaterina Mikhailovna Salnikova***

Year of birth: ***1957***
Education: ***higher, graduated from:***

- ***Sergo Ordzhonikidze Moscow Institute of Management;***
- ***Russian Academy of State Service***

All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***1998 - until present***
Company name: ***CJSC Universalinvest***
Position: ***General Director***

Period: ***1998 - until present***
Company name: ***CJSC Holding Company INTERROS***
Position: ***Director for corporate management, member of the management board until 2003, deputy Director for issues of corporate governance of the Financial Department***

Period: ***2003 - until present***
Company name: ***OJSC Open Investments***
Position: ***member of the Board of Directors***

Period: ***2004 until 20.02.2006***
Company name: ***OJSC AKB ROSBANK***
Position: ***member of the Board of Directors***

Period: ***2004 - until present***
Company name: ***OJSC "MMC "Norilsk Nickel"***
Position: ***member of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: - ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

6) Full name: ***Evgeny Ivanovich Ivanov***
Year of birth: ***1966***
Education: ***higher, Moscow Financial Institute (State Financial Academy)***
All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***2000 - 2003***
Company name: ***OJSC AKB ROSBANK***
Position: ***Chairman of the Management Board***

Period: ***2003 - 2004***
Company name: ***OJSC AKB ROSBANK***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - until present***
Company name: ***ZAO Polus***
Position: ***President, member of the Board of Directors***

Period: ***2005 - until present***

Company name: ***OJSC RIM***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OJSC Lenzoloto***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OJSC Aldanzoloto GRK***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OJSC YaGK***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OJSC SVMC***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OJSC AKB ROSBANK***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***ROSBANK (Switzerland) S.A.***
Position: ***Chairman of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: - ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

7) Full name: ***Valery Vladimirovich Rudakov***
Year of birth: ***1942***
Education: ***higher, Moscow Mining Institute***
All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***1999 – 2002***
Company name: ***Gokhran of Russia***
Position: ***Head of Gokhran of Russia, Deputy Minister of Finance of the Russian Federation***

Period: ***2002 – until present***
Company name: ***Chamber of Industry and Commerce of the Russian Federation***
Position: ***Chairman of the Committee for Support of Entrepreneurship in the Sphere of Extraction, Production, Refining and Trading In Precious Metals and Gems and Products Manufactured Therefrom***

Period: ***2005 – until present***
Company name: ***ZAO Polus***
Position: ***Chairman of the Board of Directors***

Period: ***2005 – until present***
Company name: ***OJSC RIM***

Position: ***Chairman of the Board of Directors***

Period: ***2005 – until present***
Company name: ***OJSC Lenzoloto***
Position: ***Chairman of the Board of Directors***

Period: ***2005 – until present***
Company name: ***OJSC Schelkovsky Plant of VDM***
Position: ***member of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***0,00593565%***
Share of ordinary shares of the Issuer held by the said person: ***0,00593565%***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: - ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

8) Full name: ***Rodney B. Berens***
Year of birth: ***1945***
Education: ***higher, University of Pennsylvania, Bachelor of Arts and Mathematical Science, Wharton School of the University of Pennsylvania, MBA***
All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***2000 – until present***
Company name: ***Berens Capital Management, LLC, New York***
Position: ***Partner - founder***

Period: ***1992 – until present***
Company name: ***The Woods Hole Oceanographic Institute***
Position: ***Member of the Guardian Council and member of the Investments Committee***

Period: ***1994 – until present***
Company name: ***Pierpont Morgan Library***
Position: ***Member of the Guardian Council and member of the Investments Committee***

Period: ***2005 – until present***
Company name: ***Anchor Inc.***
Position: ***Member of the Guardian Council and member of the Investments Committee***

Period: ***2005 – until present***
Company name: ***Pendragon Capital Management Limited***
Position: ***Non-Executive Director***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: - ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

9) Full name: ***Patrick James Gillford (Lord Gillford)***
Year of birth: ***1960***
Education: ***higher, Eton College, Great Britain***
All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***1993 - until present***
Company name: ***The Policy Partnership Limited***
Position: ***Director, founding partner***

Period: ***1997 - until present***
Company name: ***Benevolent Society of St Patrick (Charity)***
Position: ***Member of the Board of Directors***

Period: ***2000 – 2002***
Company name: ***Clanwilliam Consultants Limited***
Position: ***Director***

Period: ***2000 – 2003***
Company name: ***Ballot Box Limited***
Position: ***Director***

Period: ***2000 – 2004***
Company name: ***Cleveland Bridge UK Ltd***
Position: ***Chairman of the Board of Directors without executive powers***

Period: ***2005 - until present***
Company name: ***Ukrainian British City Club***
Position: ***Director***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: - ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

Single-person executive body of the Issuer
Single-person executive body (General Director): ***Evgeny Ivanovich Ivanov***
Year of birth: ***1966***
Education: ***higher, Moscow Financial Institute (State Financial Academy)***
All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***2000 - 2003***
Company name: ***OJSC AKB ROSBANK***
Position: ***Chairman of the Management Board***

Period: ***2003 - 2004***
Company name: ***OJSC AKB ROSBANK***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - until present***
Company name: ***ZAO Polus***
Position: ***President, member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OJSC RIM***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OJSC Lenzoloto***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OJSC Aldanzoloto GRK***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OJSC YaGK***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OJSC SVMC***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***OJSC AKB ROSBANK***
Position: ***member of the Board of Directors***

Period: ***2005 - until present***
Company name: ***ROSBANK (Switzerland) S.A.***
Position: ***Chairman of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: - ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

6.3. Information on the amounts of remuneration, privileges and/or compensation for expenses for each of the Issuer's management body
No remunerations including salaries, bonuses, commissions, privileges and/or compensation for expenses, or other material disbursements have been paid by the Issuer to the members of the Board of Directors.
There are no active agreements with respect to any remunerations to be paid to the Board of Directors in this financial year.

6.4. Information on structure and competence of the bodies supervising the Issuer's financial and business activities
According to Chapter 8 of the Issuer's charter, the body supervising the Issuer's financial and business activities is the audit commission.
Its structure, due practices and competence are determined by the Charter.

6.5. Information on persons constituting the Issuer's bodies supervising its financial and business activities
1) Full name: *Lidya Eduardovna Avseeva*
Year of birth: *1975*
Education: ***higher, Moscow State University of Environmental Organization***
All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in

chronological order, including by combination of jobs:

Period: ***1998 - 2003***
Company name: ***CJSC KPMG***
Position: ***assistant of auditor, senior auditor***

Period: ***2003 - 2003***
Company name: ***Moscow Representative Office of the Company Accountancy Tuition Centre International (Great Britain)***
Position: ***financial consultant***

Period: ***2003 - 2005***
Company name: ***OJSC NovaTEK***
Position: ***senior specialist of IFRS***

Period: ***2005 – until present***
Company name: ***ZAO Polus***
Position: ***head of department of consolidated reporting in accordance with IFRS***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: - ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

2) Full name: ***Ilya Igorevich Donkin***
Year of birth: *1975*
Education: ***higher, Volgograd State Technical University***
All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***2000 - 2002***
Company name: ***OJSC LukOIL-Inter-Kard***
Position: ***Head of Department for Planning and Analysis***

Period: ***2002- 2003***
Company name: ***OJSC Coal Company Kuzbassugol***
Position: ***Head of Planning and Budgeting Department***

Period: ***2003- 2004***
Company name: ***LLC EvrazHolding***
Position: ***Deputy Head of Department of Economy of Raw Materials Enterprises***

Period: ***2004 – until present***
Company name: ***ZAO Polus***
Position: ***Head of Department for Planning and Budget Control***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: - ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***

Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

3) Full name: ***Dmitry Alexandrovich Maiorov***
Year of birth: ***1978***
Education: ***higher, Krasnoyarsk State Trade-Economic Institute***
All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***2000- 2004***
Company name: ***ZAO Polus***
Position: ***accounting specialist***

Period: ***2004- 2004***
Company name: ***ZAO Polus***
Position: ***leading specialist of the department of accounting reporting***

Period: ***2004-until present***
Company name: ***ZAO Polus***
Position: ***leading specialist of the department for planning and budget control***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: - ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

4) Full name: ***Sergey Vladimirovich Spirin***
Year of birth: ***1975***
Education: ***higher, Lomonosov Moscow State University***
All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: ***2000- 2002***
Company name: ***LLC HSBC Bank (RR)***
Position: ***Deputy Head of Department of Internal Control***

Period: ***2002- 2003***
Company name: ***CJSC Uniland-Holding***
Position: ***Deputy Financial Director***

Period: ***2003- 2003***
Company name: ***CJSC KPMG***
Position: ***auditor***

Period: ***2003- 2004***
Company name: ***LLC Severstalmash Group of Companies***
Position: ***Deputy Financial Director***

Period: ***2004-until present***
Company name: ***ZAO Polus***

Position: ***Director for Financial Issues***

Period: ***2005-until present***
Company name: ***OJSC SVMC***
Position: ***member of the Board of Directors***

Period: ***2005-until present***
Company name: ***CJSC GRK Sukhoi Log***
Position: ***member of the Board of Directors***

Period: ***2005-until present***
Company name: ***CJSC Vitimenergo***
Position: ***member of the Board of Directors***

Period: ***2005-until present***
Company name: ***CJSC Lensib***
Position: ***member of the Board of Directors***

Period: ***2005-until present***
Company name: ***CJSC Sevzoto***
Position: ***member of the Board of Directors***

Period: ***2005-until present***
Company name: ***CJSC Charazoto***
Position: ***member of the Board of Directors***

Period: ***2005-until present***
Company name: ***CJSC Svetlyi***
Position: ***member of the Board of Directors***

Period: ***2005-until present***
Company name: ***CJSC Marakan***
Position: ***member of the Board of Directors***

Period: ***2005-until present***
Company name: ***CJSC Dalnyaya Taiga***
Position: ***member of the Board of Directors***

Period: ***2005-until present***
Company name: ***OJSC Lenzoloto***
Position: ***member of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: - ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

5) Full name: ***Michail Yurievich Zatsepin***
Year of birth: ***1975***
Education: ***higher, graduated from Lomonosov Moscow State University in 1997***

All positions held by the said person in the Issuer and in other companies for the last 5 years and currently in chronological order, including by combination of jobs:

Period: *2001- 2004*
Company name: ***LLC Centre for Information and Management Techniques***
Position: ***Consultant Head of Investment Consulting Department Deputy General director***

Period: *2004- 2004*
Company name: ***LLC Unikon***
Position: ***Deputy General Director***

Period: *2004-until present*
Company name: ***ZAO Polus***
Position: ***Deputy Head of Department for Project Evaluation and Modeling***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of participation of the said person in charter capitals of subsidiaries and dependent companies of the Issuer: - ***none***
Share of ordinary shares of subsidiaries and dependent companies of the Issuer held by the said person: ***none***
Numbers of shares of subsidiaries or dependent companies of the Issuer of each category (type), which may be acquired as a result of exercise by the Issuer of its option rights with respect to such subsidiary or dependent company: ***none***
Information on the nature of any family relations with any other persons constituting management bodies of the Issuer and/or financial activities control bodies of the Issuer: ***none***

6.6. Information on amounts of remuneration, privileges and/or compensation for Expenses for the Issuer's body supervising its Financial and business activities
No remunerations including salaries, bonuses, commissions, privileges and/or compensation for expenses or other material disbursements have been paid by the Issuer to members of the Audit Commission.
There are no current agreements with respect to any remunerations to be paid to the Audit Commission in this financial year.

6.7. Information on numbers and generalized information on formation and composition of the Issuer's personnel/employees as well as on changes of numbers of the Issuer's personnel/employees
Since the first financial year has not been completed, such information is not available.

6.8. Information on any obligations of the Issuer with respect to its personnel/employees concerning their ability to participate in the Issuer's charter capital/share fund
The Issuer has no agreements or obligations as to ability of its personnel/employees to participate in its charter capital and no such options have been granted to the employees.

VII. Information on Issuer's Participants (Shareholders) and on Interested-Party Transactions Entered Into by the Issuer

7.1. Information on the total number of the Issuer's shareholders (participants)
Total number of persons entered into the Issuer's register of shareholders as of the date of approval of this securities prospectus: ***60,327***
Total number of nominee holders of Issuer's shares as of the date of approval of this securities prospectus: ***15***

7.2. Information on Issuer's shareholders (participants) owning at least 5 percent of its charter capital (share fund) or at least 5 percent of its ordinary shares as well as information on shareholders (participants) of such entities owning at least 20 percent of the charter capital (share fund) of such entities or at least 20 percent of their ordinary shares

1. Name: ***«DIMOSENCO HOLDINGS CO. LIMITED».***
Location: ***Kato Pervolla, 33 Lythrodontas, Nicosia, Cyprus.***
Share in the charter capital of the Issuer: ***12,65 %***
Share of the ordinary shares of the Issuer: ***12,65 %***

Shareholders holding at least 20 percent of the charter capital of the Issuer's shareholder: ***Issuer does not dispose of such information.***

2. Name: ***«PHARANCO HOLDINGS CO. LIMITED».***
Location: ***Dionysou, 3A Strovolos, P.C. 2060, Nicosla, Cyprus.***
Share in the charter capital of the Issuer: ***12,65 %***
Share of the ordinary shares of the Issuer: ***12,65 %***
Shareholders holding at least 20 percent of the charter capital of the Issuer's shareholder: ***Issuer does not dispose of such information.***

3. Full company name: ***Closed joint-stock company Holding Company Invest.***
Abbreviated company name: ***ZAO HC Invest.***
INN: ***7703573946.***
Location: ***Russian Federation, Moscow, Ul. Malaya Bronnaya, 13, bldg. 1.***
Share in the charter capital of the Issuer: ***7,40 %***
Share of the ordinary shares of the Issuer: ***7,40 %***
Shareholders holding at least 20 percent of the charter capital of the Issuer's shareholder: ***Issuer does not dispose of such information.***

4. Name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES.***
Location: ***101, Barclay Street, 22nd Floor-West, New York, N. Y. 10286, USA.***
Share in the charter capital of the Issuer: ***40,85 %***
Share of the ordinary shares of the Issuer: ***40,85 %***
Shareholders holding at least 20 percent of the charter capital of the Issuer's shareholder: ***Issuer does not dispose of such information.***

Information on nominee holders, in the name of which the Issuer's shares comprising at least 5 per cent of the charter capital or at least 5 per cent of the ordinary shares are registered in the Issuer's shareholders' register.

1. Full company name: ***Join-Stock Commercial Bank ROSBANK (Open Joint-Stock Company).***
Abbreviated company name: ***AKB ROSBANK (OJSC).***
Location: ***Russian Federation, Moscow, Ul. Mashi Poryvaevoi, 11.***
Contact telephone number: ***(495) 956-9238, 440-7936, 440-7906;*** fax: ***(495) 725-7698, 440-7914.***
E-mail address: mailbox@rosbank.ru
Number, date of issue and validity period of the license of the professional participant of securities' market, name of the authority that has issued the license: ***177-05729-000100 dated 13.11.2001, without limited validity term, Federal Commission for Securities Market.***
Number of ordinary shares of the Issuer registered in the Issuers' shareholders' register in the name of the said nominee holder: ***12 871 010 shares.***

2. Full company name: ***ING BANK (EURASIA) ZAO (Closed Joint-Stock Company).***
Abbreviated company name: ***ING BANK (EURASIA) ZAO.***
Location: ***Russian Federation, Moscow, ul. Krasnoproletarskaya, 36.***
Contact telephone number: ***(495) 755-5400;*** fax: ***(495) 755-5499.***
E-mail address: ***Unknown to the Issuer.***
Number, date of issue and validity period of the license of the professional participant of securities' market, name of the authority that has issued the license: ***177-03728-000100 dated 07.12.2000, without limited validity term, Federal Commission for Securities Market.***
Number of ordinary shares of the Issuer registered in the Issuers' shareholders' register in the name of the said nominee holder: ***82 521 332 shares.***

3. Full company name: ***Non-commercial partnership National Depository Centre.***
Abbreviated company name: ***NDC.***
Location: ***Russian Federation, Moscow, Sredny Kislovsky pereulok, 1/13, building 4.***
Contact telephone number: ***(495) 956-0931;*** fax: ***(495) 956-0938.***
E-mail address: ***Unknown to the issuer.***
Number, date of issue and validity period of the license of the professional participant of securities' market, name of the authority that has issued the license: ***177-03431-000100 dated 04.12.2000, without limited validity term, Federal Commission for Securities Market.***

Number of ordinary shares of the Issuer registered in the Issuers' shareholders' register in the name of the said nominee holder: ***7 407 439 shares.***

4. Full company name: ***Closed Joint-Stock Company Depository Clearing Company.***
Abbreviated company name: ***DCC ZAO.***
Location: ***Russian Federation, Moscow, ulitsa Shabolovka 31, building B.***
Contact telephone number: ***(495) 956-0999;*** fax: ***(495) 232-6804.***
E-mail address: dcc@dcc.ru
Number, date of issue and validity period of the license of the professional participant of securities' market, name of the authority that has issued the license: ***177-06236-000100 dated 09.10.2002, without limited validity term, Federal Commission for Securities Market.***
Number of ordinary shares of the Issuer registered in the Issuers' shareholders' register in the name of the said nominee holder: ***6 263 470 shares.***

7.3. Information on participation share of state or municipal authorities in the charter capital (share fund) of the Issuer or on existence of the special right ("golden share")
No such share or right exists.

7.4. Information on restrictions on participation in the Issuer's charter capital (share fund)
There are no restrictions of the amount of shares that may be held by a single shareholder and/or of the total value thereof and/or of the maximum number of votes that may be enjoyed by a single shareholder. The laws of the Russian Federation or other normative acts of the Russian Federation do not provide for restrictions on the participation share of foreign entities in the Issuer's charter capital.
There are no other restrictions.

7.5. Information on changes in composition and size of shareholding of the Issuer's shareholders (participants) owning at least 5 percent of its charter capital (share fund) or at least 5 percent of its ordinary shares
Since the first financial year has not been completed, such information is not available.

7.6. Information on interested-party transactions entered into by the Issuer
No interested-party transactions have been entered into by the Issuer, the first financial year has not been completed.

7.7. Information on the amount of accounts receivable
Since the first financial year has not been completed, such information is not available.

VIII. Accounting Reporting and Other Financial Information of the Issuer

8.1. Yearly accounting reporting of the Issuer
Since the first financial year has not been completed, such information is not available.
Initial financial/accounting reporting of OJSC "Polyus Gold" is attached to this securities prospectus (Annex 1)

8.2. Issuer's quarterly accounting reporting for the last complete reporting quarter
First reporting quarter was not completed.

8.3. Issuer's combined accounting reporting for three last completed financial years or for each completed financial year
Since the first financial year has not been completed, such information is not available.

8.4. Information on Issuer's reporting practices
Information on reporting practices adopted by the Issuer is stated for the current financial year, quarterly accounting reporting for which will be included in the securities prospectus, and also for each completed financial year early accounting reporting for which will be included in the securities prospectus.
Since the first financial year and the first reporting quarter have not been completed, such information is not available.

8.5. Information on total exports and share of exports in total sales
Issuer does not export products (goods, work services).

8.6. Information on value of the of Issuer's real property and on substantial changes in composition of the Issuer's property after end date of last completed financial year
There is no real property owned by the Issuer or being on long-term lease by the Issuer. There have been no changes in composition of real property over the time of Issuer's existence.

8.7. Information on involvement of the Issuer in court proceedings if such involvement might significantly affect the Issuer's financial and economic activities
The Issuer has not been and is not involved in court proceedings that could significantly affect its economic activities.

IX. Detailed Information on Procedure and Terms of Placement of Securities

9.1. Information on securities being placed
9.1.1. General information
kind of placed securities: ***shares***
category: ***registered ordinary***
nominal value of each placed security: ***1 Ruble***
quantity of placed securities and their total nominal value: ***190,627,747 (one hundred ninety million six hundred twenty seven thousand seven hundred forty seven) shares. Total amount by nominal values is 190,627,747 (one hundred ninety million six hundred twenty seven thousand seven hundred forty seven) Rubles.***
form of securities placement: ***non-documentary***
Information on entity responsible for maintaining the register of holders of the Issuer's securities is disclosed in Clause 10.6 of this securities prospectus.
rights conferred by each security of issue:
Art. 4 of the Charter
"Shareholders have the right to:
- receive dividends declared by the company;
- participate either personally or through representatives in the Meeting with voting right on every issue in its competence;
- come up with proposals on the Meeting's agenda, in procedure established by the laws of the Russian Federation and this charter;
- obtain information on Company's activities and have access to company's documents in accordance with Chapter 91 of the Federal Law "On Joint-Stock Companies," other regulatory acts and this Charter;
- exercise pre-emption right of acquisition of additional shares and issued securities convertible into shares, placed by way of open subscription in a quantity proportional to the quantity of the same category/type of shares owned by the shareholder;
- receive part of the company's property in the event of its liquidation;
- enjoy other rights provided for by the laws of the Russian Federation and this charter.
4.2. In cases provided for by the Federal law, the owners of voting shares shall be entitled to demand that the company buys out the shares held by them either in part or in full."
method of placement of securities: ***distributing shares of a joint-stock company established by way of spin-off among shareholders of the joint-stock company reorganized through such spin-off.***
Securities placement procedure:
According to Clause 4 of the Decision on Agenda of Extraordinary General Meeting of Shareholders of OJSC "MMC "Norilsk Nickel" of 30.09.2005 (Minutes of 10.10.2005):
"To have decided that shares of OJSC "Polyus Gold" will be placed among Shareholders of OJSC "MMC "Norilsk Nickel" entered in the Register of Shareholders of OJSC "MMC "Norilsk Nickel" as of January 1, 2006, proceeding from the ratio of 1 share of OJSC "Polyus Gold" per 1 share of OJSC "MMC "Norilsk Nickel".

According to Clause 7 of Annex 1 to Minutes of Extraordinary General Shareholders Meeting of OJSC "MMC "Norilsk Nickel" of 30.09.2005 (Minutes of 10.10.2005), "Procedure and Terms of Spin-Off":
«7. Procedure of distribution of shares of OJSC "Polyus Gold".
7.1. Shares of OJSC "Polyus Gold" shall be distributed among shareholders of OJSC "MMC "Norilsk Nickel" entered into the list of persons entitled to take part in the General Shareholders' Meeting of OJSC "Polyus Gold" in proportion to the number of shares of OJSC "MMC "Norilsk Nickel" held by such

shareholders on the date of composition of the list of persons entitled to take part in the General Shareholders' Meeting of OJSC "Polyus Gold".

7.2. One (1) ordinary share of OJSC "Polyus Gold" shall be distributed for one (1) ordinary share of OJSC "MMC "Norilsk Nickel".

7.3. The total amount of shares of OJSC "Polyus Gold" shall equal the total amount of shares of OJSC "MMC "Norilsk Nickel" (less the shares either owned or held by OJSC "MMC "Norilsk Nickel") remaining after the repurchase of shares on demand of shareholders either voting against the decision on reorganization or not taking part in the voting on this issue.

7.4. The quantity of ordinary shares of OJSC "Polyus Gold" received by each shareholder of OJSC "MMC "Norilsk Nickel" entered into the list of persons entitled to take part in the general shareholders' meeting of OJSC "Polyus Gold" shall equal the quantity of ordinary shares of OJSC "MMC "Norilsk Nickel" held by such shareholder on the date of composition of the list of persons entitled to take part in the general shareholders' meeting of OJSC "Polyus Gold".

7.5. Shares of OJSC "Polyus Gold" shall be deemed placed among shareholders of OJSC "MMC "Norilsk Nickel" entered into the list of persons entitled to take part in the general shareholders' meeting of OJSC "Polyus Gold" on the date of state registration of OJSC "Polyus Gold".

7.6. Owners of shares of OJSC "MMC "Norilsk Nickel" who acquire the shares of OJSC "MMC "Norilsk Nickel" after January 01, 2006, i.e. after the date of composition of the list of persons entitled to take part in the general shareholders' meeting of OJSC "Polyus Gold" and prior to the moment of state registration of OJSC "Polyus Gold" will not be entitled to receive shares of OJSC "Polyus Gold".

Issuer's body that approved the decision on issue/additional issue of securities and their prospectus and date(s) of approval: ***Decisions on securities' issue and securities prospectus were approved by the Issuer's Board of Directors on April 04, 2006 (minutes No. 2 of April 05, 2006).***

proportion of the securities, in case of non-placement of which the securities' issue will be deemed as not have taken place: ***not stipulated for this Issue.***

9.1.2. Additional information on placed bonds

Not stipulated for this issue.

9.1.3. Additional information on convertible securities (securities terms of issue of which provide for their optional conversion into other securities)

Not stipulated for this issue.

9.1.4. Additional information on the Issuer's placed options

Not stipulated for this issue.

9.1.5. Additional information on placed bonds secured by mortgage

Not stipulated for this issue.

9.2. Price (procedure for determining of price) of securities placement

Not stipulated for this issue.

9.3. Pre-emption right for acquisition of placed securities

Not stipulated for this issue.

9.4. Restrictions on acquisition and circulation of placed securities

The company charter does not provide for any restrictions on the maximum quantity of shares or their nominal value that may be held by one shareholder.

The Issuer's charter and the laws of the Russian Federation do not impose any restrictions on potential buyers - non-residents, including restrictions on share of participation of foreign entities in the Issuer's charter capital.

In accordance with the Federal Law "On Securities Market" and Federal Law "On Protection of Rights and Legal Interests of Investors on Securities Market," the following is forbidden:

- ***circulation of securities before they are paid for in full and before state registration of the report on the results of their issue;***
- ***advertising and/or offering to an indefinite range of persons the securities of Issuers failing to disclose information in the scope and procedure provided for by legislation of the Russian Federation on securities and by regulatory acts by the federal executive body on the securities market.***

No other restrictions on circulation of the placed securities are provided for by laws of the Russian Federation or by the Issuer's foundation documents.

9.5. Information on dynamics of variation of prices of the Issuer's securities
Issuer's Securities are being placed for the first time.

9.6. Information on entities rendering services in organization of placement and/or Placement of securities
There are no such entities.

9.7. Information on range of potential purchasers of securities
Shares of the Issuer established by spin-off are distributed among shareholders of the joint-stock company reorganized by such spin-off.

9.8. Information on organizers of trade on securities market including stock-exchanges on which placement and/or circulation of placed securities is envisaged
Issuer plans to apply to organizer of trade on the securities market (stock exchanges) for having the placed securities admitted for circulation.
a) Full legal name: ***Non-for-profit Partnership "Russian Trading System" Stock Exchange"***
Abbreviated name: ***NP RTS***
Location: ***Building 1, 38 ul. Dolgorukovskaya, Moscow, Russian Federation***
Information on licenses of the organizer of trade on the securities market for engagement in activities of managing trade on the securities market:
License of Stock Exchange for engagement in activities of organization of trade on the securities market
License No: ***No. 077-06380-000001***
Date of issue: ***14.01.2003***
Validity term: ***indefinite***
License issued by: ***Federal Commission for Securities Market***
License of Professional Participant on Securities Market for Engagement in organization of Trade on Securities Market
License No.: ***No. 077-05881-000001***
Date of issue: ***12.03.2002.***
Validity term: ***indefinite***
License issued by: ***Federal Commission for Securities Market***

b) Full legal name: ***Moscow Interbank Currency Exchange (Closed joint-stock company)***
Abbreviated legal name: ***MICEX***
Location: ***13 Bolshoi Kislovski per., Moscow, Russian Federation***
Information on licenses of the organizer of trade on the securities market for engagement in activities of organization of trade on the securities market:
License of Professional Participant on Securities Market for Engagement in organization of Trade on Securities Market
License No.: ***No. 077-05870-000001***
Date of issue: ***26.02.2002.***
Validity term: ***indefinite***
License issued by: ***Federal Commission for Securities Market***

9.9. Information on potential variation of share of shareholders in the Issuer's charter capital following placement of securities
Shares of shareholders in the Issuer's charter capital will not vary following the placement of securities.
There are no securities convertible into Issuer's shares or Issuer's options.

9.10. Information on expenses connected with securities' issue
The total amount of Issuer's expenditure related to the securities' issue will be up to 25,000 Rubles, or 0.1311% of amount of the securities issue at nominal value, including total paid taxes and/or fees (state duties) due in accordance with laws of the Russian Federation on taxes and fees in issuing securities, amounting to 11,000 Rubles or 0.0577% of the amount of the securities issue at nominal value.
There are no other expenditures connected with the securities' issue.

9.11. Information on methods and procedure of return of funds received as payment for placed securities should the issue (additional issue) of securities be held as not taken place or invalid, or in other cases stipulated by laws of the Russian Federation
Not stipulated for this issue.

X. Additional Information on Issuer and On Securities Issued and Placed By It

10.1. Additional Information on Issuer
10.1.1. Information on amount and structure of the Issuer's charter capital (share fund)
The Issuer's charter capital on the date of approval of the securities prospectus equals 190,627,747 (one hundred ninety million six hundred twenty seven thousand seven hundred forty seven) Rubles and is comprised of 190,627,747 (one hundred ninety million six hundred twenty seven thousand seven hundred forty seven) ordinary shares of 1 Ruble nominal value each, which amounts to 100% of the Issuer's charter capital.
Issuer's shares are not circulated outside the Russian Federation.

10.1.2. Information on changes of amount of the Issuer's charter capital (share fund)
Since the first financial year has not been competed, such information is not available.

10.1.3. Information on formation and use of the Issuer's reserve fund and other funds
According to foundation documents, the Issuer shall form a reserve fund in the amount of fifteen (15) percent of its charter capital which is to be composed from the annual allocation of 5 percent of net profit until it reaches the specified amount.
As Issuer has accrued no net profit over the time of his activities, the reserve fund has not been formed yet. The Issuer has no other funds.

10.1.4. Information on procedure of convening and holding meetings (conferences) of the Issuer's higher management body
name of the Issuer's higher management body: the ***Issuer's higher management body is general shareholders' meeting***

procedure of notification of shareholders (participants) of holding a meeting of the Issuer's higher management body:

A notice of holding a Meeting shall be published in Izvestia and Rossiyskaya Gazeta newspapers, and also in Taimyr newspaper not later than 30 days before the date of holding the Meeting. If a Meeting is held by an absentee voting, a notice of holding the Meeting shall be published in said periodicals not later than 30 days before the final date of receipt of voting ballots.

The Company may inform additionally the shareholders of holding a Meeting held by placing the corresponding information on the Company's Internet website and also by sending e-mail messages of holding a Meeting to the shareholders.

The Company may publish a notice of holding a Meeting before the date stated in the first paragraph above.

The Board of Directors may decide on having additional ways of making public a notice of holding a Meeting in other publications.

persons (bodies) entitle to convene (demand convening of) an extraordinary meeting (conference) of the Issuer's higher management body, and also procedure of sending (presenting) such demands:

An extraordinary general shareholders' meeting shall be held upon decision of the Company's Board of Directors on its own initiative, and also on request of the company's audit commission, auditor, or shareholder(s) owning at least 10 percent of voting shares. Convening of an extraordinary shareholders' meeting on request of the Company's Audit Commission, Auditor or shareholder(s) owning at least 10 percent of voting shares shall be done by the Company's Board of Directors. A request for holding a meeting should be sent to the Board of Directors.

procedure of determining the date of holding a meeting (conference) of the Issuer' higher management body:

An annual general meeting shall be held not earlier than 2 months and not later than 6 months after the end of a financial year. A financial year is set from January 1 through December 31 of a calendar year.

An extraordinary general shareholders' meeting called on request of the company's audit commission, auditor or shareholder(s) owning at least 10 percent of voting shares shall be held within 40 days from the date of presenting the request for holding the general shareholders' meeting.

If the proposed agenda of an extraordinary general shareholders' meeting contains the matter of electing members of the company's Board of Directors, such general shareholders' meeting shall be held within 70 days from the date of presenting the request for holding a general shareholders' meeting.

For the purposes of this paragraph the date of presenting a request for holding an extraordinary general shareholders' meeting shall be the date of receipt of this request by the Company.

In cases where, in accordance with Art. 68, 69 of the Federal Law "On Joint-Stock Companies, "the Board of Directors must decide on holding an extraordinary general shareholders' meeting, such general shareholders' meeting shall be held within 40 days from the date of adoption of the decision on having it held by the Board of Directors.

In cases where, in accordance with the Federal Law "On Joint-Stock Companies, "the Board of Directors must decide on holding an extraordinary general shareholders' meeting for electing members of the Board of Directors, such general shareholders' meeting shall be held within 70 days from the date of the adoption of the decision on having it held by the Board of Directors.

In the event that the Board of Directors fails to decide on holding an extraordinary general shareholders' meeting within the period stipulated by the Federal Law or decides to deny the request an extraordinary general shareholders' meeting can be called by the bodies or persons requesting that it be held.

persons entitled to propose on issues to the agenda of a meeting (conference) of the Issuer's higher management body and procedure for presenting such proposals:

Shareholder(s) owning jointly at least 2 percent of the Company's voting shares are entitled to come up with proposals to the agenda of an annual general shareholders' meeting, and name candidates for the company's Board of Directors, company's audit commission and vote-tallying commission, whose number may not exceed the number of members of the respective body, as well as the candidate for the position of the Company's sole executive body. Such proposals must be received by the Company not later than within 30 days after the end of a financial year.

If the proposed agenda of an extraordinary general shareholders' meeting includes the matter of electing members of the Company's Board of Directors to be elected by cumulative voting, shareholder(s) owning jointly at least 2 percent of the Company's voting shares will be entitled to name candidates for the Company's Board of Directors, the number of which may not exceed the number of members of the Company's Board of Directors. Such proposals must be received by the Company not later than in 30 days before the date of holding the extraordinary general meeting.

Proposals to the agenda of a general shareholders' meeting and on candidates shall be presented in writing stating the name(s) of the shareholder(s) proposing the issues to the agenda and the number and category/type of shares held by such shareholders, and must be signed by the shareholder(s).

Proposals to the agenda of a general shareholders' meeting must formulate each proposed issue and proposals on candidates must state the name of each candidate, the name of the body to which he is to be elected, and also other information on such candidate stipulated by the company's charter and other internal documents.

A proposal to the agenda of a general shareholders' meeting may include wording of the decision on each proposed issue. An issue proposed by the shareholder(s) shall be included into the agenda of the general shareholders' meeting and the candidates proposed shall be included in the list of candidates for election into the Company's respective body, except in the cases where:

- *the shareholder(s) have not complied with the timing established by the law;*
- *the shareholder(s) in question do not own the required number of the Company's voting shares;*
- *the proposal does not meet the requirements stipulated by law;*
- *the issue proposed to the agenda of the company's general shareholders' meeting does not fall within its competence and/or does to meet the requirements of applicable legislation of the Russian Federation.*

A motivated decision by the Company's Board of Directors on refusing to include a proposed issue into the agenda of the general shareholders' meeting, or to include a candidate in the list of candidates for election into the Company's respective body should be sent to the shareholder(s) proposing the issue or the candidate not later than within three days from the date of adoption of such decision.

A decision by the Company's Board of Directors on refusing to include a proposed issue into the agenda of the general shareholders' meeting, or to include a candidate in the list of candidates for election into the Company's respective body, and also the Board of Directors' failure to make such decision can be appealed in court.

The Company's Board of Directors may not alter the wording of issues proposed for inclusion into the agenda of the general shareholders' meeting, or the wording of decisions on such issues.

Beside issues proposed for inclusion into the agenda of the general shareholders' meeting as well as in the absence of such proposals or the absence or insufficient number of candidates proposed by shareholders for forming the respective body, the Board of Directors shall be entitled to include into the agenda of the general shareholders' meeting the issues or candidates at its option.

persons entitled to access to the information (materials) presented for preparing and holding a meeting (conference) of the Issuer's higher management body and procedure of access to such information (materials):

Shareholders and other persons/entities specified by the applicable laws shall be afforded access to the information (materials) presented for preparing and holding a meeting / conference of the Issuer's higher management body in the procedure established by the effective laws. In preparing for holding a general shareholders' meeting, the Board of Directors shall determine the list of information (materials) to be accessed by the shareholders in preparation for holding a general shareholders' meeting, and the procedure of granting such access.

The procedure of accessing the information (materials) to be made accessible in preparation for holding a general shareholders' meeting, and the address(es) where it can be accessed should be stated in the notice on holding a general shareholders' meeting.

The information/materials mentioned in this Chapter shall be made accessible for 20 days before the date of holding a general shareholders' meeting, or for 30 days if the agenda of the General Meeting of Shareholders to be held includes the issue of reorganization of the Company, to persons entitled to take part in the General Meeting of Shareholders, at the premises of the Company's executive body and at other locations, the addresses of which shall be stated in the notice on holding a general shareholders' meeting. Said information/materials should be made accessible to persons taking part in the general shareholders' meeting throughout the time of its holding.

10.1.5. Information on commercial organizations in which the issuer owns at least 5 percent of charter capital, or at least 5 percent of ordinary shares

Full company name: ***Closed Joint-Stock Company Polus***

Abbreviated company name: ***ZAO Polus***

Location: ***663280, Krasnoyarsky Territory (Krai), pos. Severo-Eniseiskiy, ul. Belinskogo, 2-B***

Share of the Issuer in the charter capital of ZAO Polus: ***100%***

Share of the ordinary shares of ZAO Polus held by the Issuer: ***100%***

Share of ZAO Polus in the charter capital of the Issuer: ***none***

Share of the ordinary shares of the Issuer held by ZAO Polus: ***none***

10.1.6. Information on material transactions entered into by the Issuer

Since the first financial year has not been completed, such information is not available.

10.1.7. Information on the Issuer's credit rating

No credit ratings have been assigned to the Issuer and its securities.

10.2. Information on each category (type) of shares of the issuer

- Shares' category: ***registered ordinary***
- nominal value of each share: ***1 Ruble***
- number of shares' in circulation (number of shares not redeemed or cancelled): ***190,627,747 (one hundred ninety million six hundred twenty seven thousand seven hundred forty seven) shares***
- number of additional shares in process of placement (number of shares of additional issue, state registration of report on the results of the share issue has not been registered yet): ***none***
- number of authorized shares: ***none***
- number of shares in Issuer's treasury: ***none***
- number of additional shares that can be placed by conversion of securities convertible into shares, as well as in execution of obligations by Issuer's options: ***none***
- ***Issuer's shares are being placed for the first time, and have no state registration number on the date of approval.***

rights conferred by shares to their owners:

- ***to receive dividends declared by the company;***
- ***to participate either personally or through representatives in the meeting with voting right on every issue in its competence;***

- *to come up with proposals on the Meeting's agenda in the procedure established by the laws of the Russian Federation and this Charter;*
- *to obtain information on the company's activities and have access to the company's documents in accordance with Chapter 91 of the Federal Law "On Joint-Stock Companies" other regulatory acts and this Charter;*
- *to enjoy pre-emption right of acquisition of additional shares and issued securities convertible into shares placed by way of open subscription in a quantity proportional to the quantity of the shares of the same category/type held by it;*
- *to receive part of the Company's property in the event of its liquidation;*
- *to enjoy other rights provided for by laws of the Russian Federation and this charter.*

In cases provided for by the Federal law owners of voting shares shall be entitled to demand that the company buys out the shares held by them, either in part or in full.

rights of a shareholder to receive declared dividends, and in cases where the Issuer's charter provides for preferred shares of two or more types, the amount of dividend for which is provided for in the company's charter, also the sequence of paying dividends on each type of preferred shares:

The Company may, based the results of the first quarter, six months or nine months of a financial year and/or on the results of a financial year, decide on (declare) the payment of dividends on placed shares unless otherwise provided by the Federal Law "On Joint-Stock Companies". A decision on payment of dividends based on the results of the first quarter, six months or nine months of a financial year and/or on the results of a financial year may be adopted within three months from the end of the respective period.

The Company shall be obliged to pay the declared dividends on shares. The dividends may be paid in cash and/or in other property including securities.

Decisions on paying (declaring) dividends, including decisions on the amount of dividends and the method of their payment shall be adopted by the general shareholders' meeting. The amount of dividends may not exceed the amount recommended by the Board of Directors. In deciding to pay (declare) dividends the company must be guided by restrictions provided by the effective legislation of the Russian Federation.

In order to pay dividends the Company shall draft a list of persons entitled to receive dividends. This list shall be drafted on the basis of the information from the register of holders of the company's registered shares on the date of drawing up the list of persons entitled to take part in the general shareholders' meeting which will decide on payment of dividends.

The Issuer has not issued preferred shares.

rights of a shareholder - owner of ordinary shares to take part in a general shareholders' meeting with the voting right on every issue within its competence, and in the case of placement of preferred shares, rights of a shareholder - owner of preferred shares to take part in a general shareholders' meeting with the voting right on every issue within its competence in cases, in the procedure and on the terms determined in accordance with the legislation on joint-stock companies:

Shareholders - owners of the company's ordinary shares may in accordance with the Federal Law "On Joint-Stock Companies" take part in a general shareholders' meeting with voting right on every issue within its competence.

Issuer is not placing and has not placed preferred shares.

rights of a shareholder - owner of preferred shares of a specific type for their conversion into ordinary shares or preferred shares of other type and procedure of such conversion (quantity, category/type of shares into which such conversion is possible and other terms of conversion) when the Issuer's charter provides for such conversion:

This right is not provided for by the charter.

rights of a shareholder for receiving part of the Issuer's property in the event of its liquidation, and in case the Issuer's charter provides for preferred shares of two or more types, where the liquidation value is determined for each of them, - the sequence of paying out the liquidation value on the specific type of preferred shares:

Owner of an ordinary share is entitled to receive part of the Issuer's property in the event of its liquidation.

Preferred shares are not envisaged by the Issuer's charter and have not been placed.

10.3. Information on previous issues of the Issuer's securities except for Issuer's shares

Issuer has not issued other securities.

Clauses 10.3.1. - 10.3.3. do not apply to the Issuer.

Information on issues of securities, the securities of which are circulating

10.4. Information on person(s) providing security on issued bonds
Not stipulated for this issue.

10.5. Terms of fulfillment of obligations under issued bonds
Not stipulated for this issue.

10.6. Information on organizations keeping records of rights to the Issuer's securities
Register of owners of Issuer's securities is maintained by the registrar:
Full company name: ***Closed Joint-Stock Company "NATIONAL REGISTRY COMPANY"***
Abbreviated legal name: ***CJSC NRC***
Location: ***6 ul. Veresaeva, 121357 Moscow***
tel.: ***(495) 440-3104***; fax: ***(495) 440-6355.***
Registrar's License for activities in maintaining Register of securities owners:
No.: ***10-000-1-00252***
Date of issue: ***06.09.2002***
Term: ***indefinite***
License-issuing authority: ***Federal Commission for Securities Market***
There is not further information on maintaining the register of Issuer's securities owners.

10.7. Information on legislative acts regulating capital export and import issues that could affect payment of dividends, interest, or other payments to non-residents
For issuers of securities, which are joint-stock companies, the following shall be issued: titles and data on legislative acts of the Russian Federation which are in effect as of the date of approval of the securities prospectus and which regulate capital export and import issues and could affect payments of dividends on Issuer's shares to non-residents, and in case the Issuer also has other securities in circulation, also payments of interest and other payments due to non-resident owners of such securities.

Legislative acts of the Russian Federation in effect as of the date of approval of the securities prospectus which regulate capital export and import issues and could affect payments of dividends on Issuer's shares to non-residents:

- ***Federal Law of December 10, 2003, No. 173-FZ "On Currency Regulation and Currency Control" (as amended on July 25, 2005)***
- ***Tax Code of the Russian Federation, Part I of July 31, 1998, No. 146-FZ***
- ***Tax Code of the Russian Federation, Part II of August 5, 2000, No. 117-FZ***
- ***Federal law "On Securities Market" of April 22, 1996, No. 39-FZ***
- ***Federal Law of July 9, 1999, No. 160-FZ "On Foreign Investments in the Russian Federation" (as amended on July 22, 2005)***
- ***Federal Law of February 25, 1999, No. 39-FZ, "On Investment Activities in the Russian Federation in Form of Capital Investments" (as amended on August 22, 2004)***
- ***Federal Law of August 7, 2001, No. 115-FZ "On Counteracting Legalization (Laundering) of Revenues of Criminal Origin and Financing of Terrorism" (as amended on November 16, 2005)***
- ***Federal Law of July 10, 2002, No. 86-FZ, "On the Central Bank of the Russian Federation" (as amended on July 18, 2005)***
- ***International double-taxation treaties of the Russian Federation***

10.8. Description of the rules of taxation of revenues received from the Issuer's securities placed and being placed
Taxation of revenues of physical persons (either tax residents of the Russian Federation or non-residents accruing revenues from sources in the Russian Federation):

According to Art. 208 of Tax Code of the Russian Federation (the RF Tax Code), dividends and interest obtained from a Russian organization and revenues from sale of the Issuer's securities in the Russian Federation are subject to physical persons' income tax.

If the source of income in the form of dividends is a Russian organization, such organization shall act as a tax agent and determines the amount of tax to be paid separately for each taxpayer for each payment of said income at a rate of 9% (Art. 224 of the RF Tax Code) in the procedure provided for in Art. 275 of the RF Tax Code. This rate of 9% has been established for physical persons - residents of the Russian Federation.

The total amount of tax shall be calculated on the basis of the total amount of tax and the share of each taxpayer in the total amount of dividends. The total amount of tax shall be determined as the tax rate multiplied by the difference between total dividends to be distributed among the shareholders (participants) in the current tax period less the sum of dividends payable by the tax agent to a foreign entity and/or a physical person - non-

resident of the Russian Federation in the current tax period, and the total amount of dividends received by the tax agent itself in the current reporting (tax) period.

When a Russian organization - tax agent pays dividends to a physical person - non-resident of the Russian Federation the tax rate applicable to such payments shall be 30% according to Clause 3 of Art. 224 of the RF Tax Code.

In accordance with Art. 214.1 of the RF Tax Code tax base for each operation with securities and operations with financial instruments of forward transactions (stock exchange operations with futures and options) will be determined separately. In such case revenues from the following operations shall be taken into account:

- *purchase and sale of securities in circulation on an organized securities market;*
- *purchase and sale of securities not in circulation on a organized securities market;*
- *operations with financial instruments of forward transactions where the basic asset is securities;*
- *purchase and sale of shares in investment funds including their cancellation;*
- *operations with securities or financial instruments of forward transactions where the basic asset is securities performed by a beneficial owner for a physical person - settler of beneficial ownership.*

In accordance with Art. 214.1 of the RF Tax Code the tax base being the profit (loss) from operations of purchase and sale of securities shall be determined as a total amount of revenues from aggregate transactions with securities of the respective category entered into over the tax period minus losses. The profit (loss) shall be determined as the difference between amounts received from sales of securities and expenses on the purchase, sale and handling of securities, or else property deductions applicable for decreasing the revenue from a securities purchase-sale transaction.

Revenue from a purchase/sale transaction with securities circulated on a managed securities market will be reduced by the total interest due for the use of outside (raised) funds, but within the amounts calculated proceeding from the effective rate of refinancing of the Central Bank of the Russian Federation (CB RF). The amount of loss from such transaction will be determined accounting for the threshold limit of variation of the market price of securities. In this, also held as securities circulated on a managed securities market will be securities accepted for circulation by trade managers in possession of a license of the Federal authority responsible for regulation of the securities market.

If the expenses cannot be held directly as expenses on purchase, sale and handling of specific securities, such expenses will be distributed in proportion with the price evaluation of the securities involved in such expenses. If a taxpayer is unable to prove such expenses with documents, he will be entitled to claim a property tax discount stipulated in Paragraph 1, Sub-Clause 1, Clause 1 of Art. 220 of the RF Tax Code.

A property tax discount or a discount equalling actually incurred and document-confirmed expenses will be afforded to a taxpayer when calculating and paying the tax to the budget at the revenue paying-out source either by the end of a tax period or in submitting tax returns to the tax authority. When there are several revenue paying-out sources, the property tax discount will be afforded solely at one revenue paying-out source, at taxpayer's option.

In determining the tax base for securities purchase/sale transactions, it should be remembered that a loss from transactions with securities circulated on a managed market will reduce the tax base for purchase/sale transactions with securities of the given category. Revenues from purchase/sale transactions with securities not in circulation on a managed securities market, which at the moment of their purchase met the requirements applicable to securities in circulation on a managed market, can be reduced by the amount of loss suffered from purchase/sale transactions with securities in circulation on a managed securities market.

The tax base for operations with financial instruments of forward transactions will be determined as difference between positive and negative results of revaluation of the obligations and rights of claim on the effected transactions and execution of financial instruments of forward transactions, also accounting for the fees for services of stock exchange agents and of the stock exchange in opening positions and maintaining the account of a physical person. In this, the tax base will be increased by thee sum total of premiums accrued from transactions with options, and decreased by the sum total of premiums paid in such transactions.

In determining the tax base for operations with securities carried out by a beneficiary owner, the taxpayer's expenses will also include amounts paid to the beneficiary owner as remuneration and compensation for expenses incurred in operations with securities.

When in execution of beneficial ownership are carried out transactions with securities of different categories, and also when other kinds of revenues are accrued (dividends, interest), the tax base will be determined separately for each securities category and each kind of revenue. Expenses that cannot be referred directly to reduction of revenue from transactions with securities of a given category, or reduction of the given kind of revenue, will be broken down in proportion with the share of each kind of revenue.

The tax base for purchase/sale operations with securities and operations with financial instruments of forward transactions will be determined upon the end of the tax period (i.e. year). In this, the calculation and

payment of the summary tax will be effected by the tax agent either upon the end of the tax period, or when paying moneys to the taxpayer prior to termination of the tax period. In this case, the tax shall be paid on the portion of the revenue corresponding to the actual monetary amount being paid. In effecting payments more than once within a tax period, the calculation of the tax amount will be effected as progressive total, accounting for the tax amounts already paid.

Held as the tax agent with respect of revenues from operations with securities performed by a beneficiary owner will be the latter. The tax base for such operations will be determined as of the date of either termination of a tax period or of the payment of moneys prior to termination of the tax period. In this, the tax shall be payable within one month from the date of termination of the tax period, or the date of payment of the moneys (transfer of securities). In execution of payments from assets in beneficiary ownership before expiration of the term of the agreement on beneficiary ownership or before the end of a tax period, the tax will be payable from the revenue portion corresponding to the actual amount paid to the originator of beneficiary ownership.

When it is not possible to withhold the calculated tax amount from a taxpayer at the source of revenue, the tax agent shall, within one month from the deposit of this event, notify in writing the tax authority at his location of impossibility of withholding, and of the taxpayer' overdue taxes. In this case, the tax will be paid in two instalments: the first, not later than within 30 days from the date of receipt of the payment notice from the tax authority; and the second, within 30 days from the first payment date.

The rules of calculation of taxes on revenues from operations with securities is defined in Clause 1 of Art. 225 of the RF Tax Code, according to which the tax amount will be calculated from the tax rate according to percentage of the tax base: 13% for physical persons - RF tax residents, or 30% for physical persons - not tax residents of RF, according to Art. 224 of the RF Tax Code.

Taxation of legal entities (both Russian and foreign) carrying out business in the Russian Federation through permanent representative offices (having permanent establishment in Russia) and/or receiving profits from sources in the Russian Federation:

According to Clause 1 of Art. 250 of the RF Tax Code, revenues from shared participation in other entities (as dividends) and revenues accrued from operations with financial instruments of forward transactions, shall be considered non-sale revenue subject to taxation. In this, held as the date of revenue accrual will be the date of receipt of money on the taxpayer's banking account (cash receipts).

Specifics of determining the tax base for revenues obtained from shared participation in other entities (dividends) are provided for by Art. 275 of the RF Tax Code.

If the source of revenue is a Russian entity, this entity will be held as the tax agent determining the tax amount. In this, the tax amount to be withheld from the receiver's revenues - dividends will be determined by the tax agent proceeding from the total tax amount and the share of each taxpayer in the total dividends. Technology total tax amount will be determined as product of the tax rate of 9% (Art. 284 of the RF Tax Code) by the difference between the sum of dividends to be distributed among shareholders in the current tax period, minus the total dividends to be paid by the tax agent to foreign entities and/or a physical person - non-resident of the RF in the current tax period, and the sum of dividends received by the tax agent himself in the current tax period. With the difference being negative, there will be no tax paying obligation, and no compensation from the budget.

When a Russian entity - a tax agent pays dividends to a foreign entity and/or a physical person - non-resident of the RF, the tax base of the taxpayer - receiver of dividends will be determined as the sum of dividends to be paid, and the rate of 15% (Art. 294 of the RF Tax Code) will apply to it.

Calculation and withholding of the tax amount from revenues paid to foreign entities will be made by the tax agent for all kinds of revenues listed in Clause 1 of Art. 309 of the RF Tax Code in all cases of payment of such revenues, except, among others, the following cases:

1) where the tax agent is notified by the revenue receiver that the paid revenue applies to a permanent representation of the revenue receiver in Russia, and the tax agent is in possession of a notary-certified copy of a statement of the revenue receiver having been registered with the tax authorities, documented not earlier than in the preceding tax period;

2) where the paid revenues are not taxable in the Russian Federation, according to international agreements, provided the foreign entity furnishes to the tax agent a proof stipulated by Clause 1 of Art. 312 of the RF Tax Code;

3) where the tax agent pays to the foreign entity revenues that, according to international agreements, are taxable in the Russian Federation at a lower rate. In this, the tax agent will calculate and withhold at the appropriate lower rates, provided the foreign entity furnishes to the tax agent a proof of this foreign entity having permanent residence in the state with whom the Russian Federation has an international agreement on taxation issues, which must be certified by a competent authority of the foreign state in question. If this proof is in a foreign language, also furnished to the tax agent shall be its Russian translation.

Specifics of determining the tax base in operations with securities are set out by Art. 280 of the RF Tax Code.

Taxpayer's revenues from operations of sales or other disposal of securities (their retirement included) will be determined proceeding from the price or sale or other disposal of the security, and also from the amount of accumulated interest / coupon yield paid by the buyer to the taxpayer, and the amount of the interest / coupon yield paid to the taxpayer by the Issuer. In this, the taxable revenue will not include the amounts of interest / coupon yield revenue already accounted for in taxation.

Expenses from sales / other disposal of securities will be determined proceeding from the security purchase price, expenditure on its sale, the amount of accumulated interest / coupon yield, paid by the taxpayer to the security seller. In this, the expense will not include the amounts of interest / coupon yield revenue already accounted for in taxation.

The actual price of sale or other disposal of securities falling within the interval between the minimum and maximum prices in transactions with said securities, registered by the manager of trade on the securities market as of the date of the respective transaction, will be held the market price for the taxation purposes. When securities circulated in the securities market are sold at a price below the minimum price of transactions on the managed securities market, this minimum price of transactions on the managed securities market will be applied in determining the financial outcome.

As concerns securities not in circulation on a managed securities market, taken for taxation purposes will be the actual price of sale or other disposal of these securities, provided that at least one of the following conditions is met:

the actual price of respective transaction is within the interval of prices of similar securities, registered by the manager of trade on the securities market as of the date of the respective transaction, when the trade with these securities has taken place at the trade manager at least once within last 12 months;

when the deviation of the actual price in transaction in question is within plus/minus 20% from the mean weighed price calculated by the manager of trade on the securities market in accordance with the rules set by him from the outcome of trade on the date of the transaction in question, or on the date of the nearest trade preceding the transactions in question, when the trade with these securities has taken place at the trade manager at least once within last 12 months;

In the absence of information on the results of trade with similar (identical, like) securities, the actual transaction price will be taken for taxation purposes when it differs by not more than 20% from the calculative price of the security is question, that can be determined on the date of the security transaction, accounting for the specific conditions of this transaction, specifics of its circulation, and other indicators whose data can serve as a basis for such calculation. For determining the calculative price of a share of stock by the taxpayer himself or using the services of an appraiser, there shall be employed value determining techniques stipulated by laws of the Russian Federation; and for determining the calculative price of a debt security, there can be used the rate of refinancing of the Central Bank of the Russian Federation. When a taxpayer determines the calculative price of a share by himself, the evaluation technique must be defined in the taxpayer's reporting policy.

The tax base for operations with securities should be determined by a taxpayer separately. In this, the tax base for operations with securities in circulation on a managed securities market will be determined separately from the tax base for operations with securities not in circulation on a managed securities market.

In sales or other disposal of securities, the taxpayer will choose himself, proceeding from the reporting policy adopted for the taxation purposes, one of the following approaches to writing off expenses from the value of the securities disposed of:

- *from the value of those first purchased;*
- *from the value of those last purchased;*
- *from unit value.*

Taxpayers who have suffered losses from operations with securities is the preceding tax period(s) will be entitled to decrease the tax base determined for operations with securities in the reporting (tax) period. In this, losses from operations with securities not in circulation on a managed securities market, suffered in the preceding tax period, can be applied to decrease the tax base as determined for operations with these securities in the reporting (tax) period. Losses from operations with securities in circulation on a managed securities market, suffered in the preceding tax period, can be applied to decrease the tax base for operations of sale of securities of the category in question.

Revenues accrued from operations with securities in circulation on a managed securities market may not be reduced by expenses or losses from operations with securities not in circulation on a managed securities market. Revenues accrued from operations with securities not in circulation on a managed securities market may not be reduced by expenses or losses from operations with securities in circulation on a managed securities market.

According to Art. 286 of the RF Tax Code, the tax will be determined according to percentage of the tax base corresponding to the applicable tax rate: 24% for juridical persons - tax residents of the RF; or 20% for non-resident foreign juridical persons. A taxpayer must determine himself the amount of tax due from the results of the tax period.

From the results of each reporting (tax) period, taxpayers shall calculate the amount of advance payment proceeding from the tax rate and taxable profit, calculated as progressive total from the beginning of the tax period up until the end of the reporting (tax) period. The taxpayers will calculate the amount of monthly tax payment throughout the reporting period.

When the taxpayer is a foreign entity deriving revenues from sources in the RF not related to permanent representation in the RF, the obligation of determining the amount of tax, withholding this amount from the taxpayer's revenue and paying the tax to the budget will pertain to the Russian entity paying this revenue to the taxpayer. The tax agent shall determine the tax amount for each payment/transfer of the money or other revenue accrual. When the source of revenue of a taxpayer in dividends is a Russian entity, the obligation of withholding the tax from the taxpayer's revenues and transferring it to the budget will apply to this source of revenues. For revenues paid out by a taxpayer as dividends, the tax withheld in payments of the revenues shall be transferred to the budget by the tax agent making the payment within 10 days from the payment date.

Tax on revenues accrued from operations of sales of securities will be payable upon termination the tax period, not later that the term set out for submitting tax returns for the respective tax period (not later than by March 28 of the year following the ended tax period). Advance payments from the results of a reporting period shall be paid not later than within the term for submitting tax returns for the respective reporting period (not later than in 28 days from the ending day of the respective reporting period).

Monthly advance payments due over a reporting period shall be payable not later than by the 28th day of each month of such reporting period. Taxpayers calculating monthly advance payments from the actually accrued profits shall make advance payments not later than by the 28th day of the month following the month for which the tax is calculated.

10.9. Information on dividends declared (accrued) and paid on Issuer's shares as well as on revenues from Issuer's bonds

No dividends have accrued or have been paid over the period of activity of the Issuer. No bonds have been issued, therefore, no revenues on bonds have accrued or have been paid.

10.10. Miscellaneous information

No miscellaneous information.

Exemption number 82-34961
Exhibit 4

RECEIVED

2006 AUG -8 A 9:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Registered on April 27, 2006

Federal Service for Financial Markets

(name of the registration authority)

(signature of the authorized person)

(seal of the registration authority)

REPORT ON THE RESULTS OF THE SECURITIES ISSUE

Open Joint Stock Company "Polyus Gold"

registered non-documentary ordinary shares in the quantity of 190,627,747 with the nominal value of 1 (one) ruble, method of placement - distribution of shares of a joint stock company established by way of spin-off among shareholders of the joint stock company reorganized through such spin-off

state registration number of the securities issue

1	0	1	5	5	1	9	2	E				

Date of the state registration of the securities issue April 27, 2006.

Approved by the Resolution of the Board of Directors of OJSC Polyus Gold, Minutes No. 2 of April 05, 2006

Location and contact telephone numbers of the issuer:
Russian Federation, 123104, Moscow, Tverskoy Boulevard, 15
Telephone: (495) 544 5492.

General Director
E.I. Ivanov

April 05, 2006 seal

Chief Accountant

April 05, 2006

1. Kind, category (type) of securities.
Registered ordinary shares

2. Form of securities.
Non-documentary

3. Method of securities placement.
Distribution of shares of the joint stock company established by way of spin-off among shareholders of the joint stock company being reorganized through such spin-off

4. Actual period for securities placement.
Date of the state registration of the Issuer – March 17, 2006.

5. Nominal value of each security of the issue.
1 (one) ruble

6. Number of placed securities.
190,627,747 shares
Number of placed fractional shares – 0 shares,
their aggregate nominal value – 0 rubles

7. Price (prices) of securities placement.
Not envisaged for this issue

8. Total return for placed securities.
Not envisaged for this issue

9. Number of securities, by non-placement of which the issue of securities will be deemed as not have taken place.
Not envisaged for this issue

10. Share of placed and unplaced securities of the issue.
Not envisaged for this issue

11. Major transactions and interested-party transactions made in the course of securities placement.
Not envisaged for this issue

12. Information about the persons registered in the issuer's shareholders' register and the persons included in the members of the issuer's management bodies
a) persons under whose names the issuer's shareholders register holds registered:

- shares making at least 2 percent of the Issuer's charter capital

No.	Full corporate name	Participating interest in the issuer's charter capital (%)
1.	*«BEKTANO HOLDINGS CO. LIMITED»*	2.95
2.	*«DIMOSENCO HOLDINGS CO. LIMITED»*	12.66
3.	*«PHARANCO HOLDINGS CO. LIMITED»*	12.66
4.	*«RINSOCO HOLDINGS CO. LIMITED»*	2.95
5.	*Closed Joint-Stock Company HK Invest*	7.39
6.	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*	40.86

7.	*Closed Joint-Stock Company Depository Clearing Company (nominee holder)*	3.29

- **ordinary shares comprising at least 2 percent of the ordinary shares of the issuer**

No.	Full corporate name	Share of the issuer's ordinary shares (%)
1.	*«BEKTANO HOLDINGS CO. LIMITED»*	2.95
2.	*«DIMOSENCO HOLDINGS CO. LIMITED»*	12.66
3.	*«PHARANCO HOLDINGS CO. LIMITED»*	12.66
4.	*«RINSOCO HOLDINGS CO. LIMITED»*	2.95
5.	*Closed Joint-Stock Company HK Invest*	7.39
6.	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*	40.86
7.	*Closed Joint-Stock Company Depository Clearing Company (nominee holder)*	3.29

- **registered securities convertible into the issuer's shares if as a result of conversion the amount of shares registered in the name of such persons comprises together with the shares which have already been registered in the name of such persons at least 2 percent of the issuer's charter capital: registered securities convertible into the issuer's shares have not been issued;**
- **registered securities convertible into the issuer's ordinary shares if as a result of conversion the amount of ordinary shares registered in the name of such person comprises together with the ordinary shares that are already registered in the name of such person at least 2 percent of the issuer's ordinary shares: registered securities convertible into the issuer's ordinary shares have not been issued.**

b) members of the Board of Directors (Supervisory Board) of the joint stock company – issuer:

1. ***Mikhail Dmitrievich Prokhorov***
Position held in the joint-stock company - Issuer: ***Chairman of the Board of Directors***
Positions held in other companies:

Company name	*Company location*	*Position held*
OJSC MMC Norilsk Nickel	***Russian Federation, Taimyski (Dolgano-Nenetski) autonomous district, Dudinka***	***General Director - Chairman of the Management Board, member of the Board of Directors***
LLC Football Club Moscow	***Russian Federation, Moscow, Vostochnaya st., 4-2***	***Member of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of ordinary shares of the Issuer, in which the securities convertible into ordinary shares that are held by the said person may be converted, in percentage from the total number of the placed ordinary shares and the number of ordinary shares, in which the securities convertible into ordinary shares may be converted: ***none***

2. ***Valery Nikolaevich Braiko***
Position held in the joint-stock company - Issuer: ***member of the Board of Directors***

Positions held in other companies:

Company name	*Company location*	*Position held*
Gold-producers' Union	***Russian Federation, Moscow, ul. Novyi Arbat, 14***	***Chairman***
OJSC Omolonsk gold-mining company	***Russian Federation, Magadan, ul. Proletarskaya, 14***	***Member of the Board of Directors***
OJSC RIM	***Russian Federation, settlement Matrosova, Tenkinsky District of Magadanskaya Region***	***Member of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of ordinary shares of the Issuer, in which the securities convertible into ordinary shares that are held by the said person may be converted, in percentage from the total number of the placed ordinary shares and the number of ordinary shares, in which the securities convertible into ordinary shares may be converted: ***none***

3. *Valery Vladimirovich Rudakov*
Position held in the joint-stock company - Issuer: member of the Board of Directors
Positions held in other companies:

Company name	*Company location*	*Position held*
OJSC Lenzoloto	***Russian Federation, Irkutsk Region, Bodaibo, ul. Mira, 2***	***Chairman of the Board of Directors***
ZAO Polus	***Russian Federation, Krasnoyarski Region (Krai), urban type community Severo-Yeniseiskiy, ul. Belinskogo, 2-Б***	***Chairman of the Board of Directors***
OJSC Schelkovsky Plant of VDM	***Russian Federation, Moscow Region, Schelkovo, ul. Zarechnaya, 103A***	***Member of the Board of Directors***
Chamber of Industry and Commerce of the Russian Federation	***Russian Federation, Moscow, ul. Ilinka, 6***	***Chairman of the Committee for Support of Entrepreneurship in the Sphere of Extraction, Production, Refining and Trading In Precious Metals and Gems and Products Manufactured Therefrom***
OJSC RIM	***Russian Federation, settlement Matrosova, Tenkinsky District of Magadanskaya Region***	***Chairman of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***0,00593565%***
Share of ordinary shares of the Issuer held by the said person: ***0,00593565%***
Share of ordinary shares of the Issuer, in which the securities convertible into ordinary shares that are held by the said person may be converted, in percentage from the total number of the

placed ordinary shares and the number of ordinary shares, in which the securities convertible into ordinary shares may be converted: ***none***

4. *Denis Stanislavovich Morozov*

Position held in the joint-stock company - Issuer: ***member of the Board of Directors***

Positions held in other companies:

Company name	*Company location*	*Position held*
OJSC RAO Norilsk Nickel	***Russian Federation, Taimyrski (Dolgano-Nenetski) autonomous district, Dudinka, ul. Korotkaya, 1, bldg. 2***	***Member of the Management Board, Deputy General Director (by combination of jobs)***
OJSC MMC Norilsk Nickel	***Russian Federation, Taimyski (Dolgano-Nenetski) autonomous district, Dudinka***	***Deputy General Director – Member of the Management Board***

Share of the said person in the charter capital of the Issuer: ***0,00000367%***

Share of ordinary shares of the Issuer held by the said person: ***0,00000367%***

Share of ordinary shares of the Issuer, in which the securities convertible into ordinary shares that are held by the said person may be converted, in percentage from the total number of the placed ordinary shares and the number of ordinary shares, in which the securities convertible into ordinary shares may be converted: ***none***

5. *Andrey Alexandrovich Klishas*

Position held in the joint-stock company - Issuer: ***member of the Board of Directors***

Positions held in other companies:

Company name	*Company location*	*Position held*
OJSC RAO Norilsk Nickel	***Russian Federation, Taimyski (Dolgano-Nenetski) autonomous district, Dudinka, ul. Korotkaya, 1, bldg. 2***	***Chairman of the Board of Directors***
OJSC MMC Norilsk Nickel	***Russian Federation, Taimyski (Dolgano-Nenetski) autonomous district, Dudinka***	***Chairman of the Board of Directors***
CJSC Holding Company INTERROS	***Russian Federation, ul. B. Yakimanka, 9***	***Chairman of the Management Board, member of the Board of Directors, General Director***
CJSC Agroindustrial Complex Agro	***Russian Federation, Moscow, ul. Krzhizhanovskogo, 6, bldg. 2***	***Member of the Board of Directors***
OOO Fincom – Investments and Management	***Russian Federation, Moscow, Malyi Tolmachevski per., 8/11 bldg. 3***	***Member of the Supervisory Board***
OJSC AKB ROSBANK	***Russian Federation, Moscow, ul. Mashi Poryvaevoi, 11***	***Chairman of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of ordinary shares of the Issuer, in which the securities convertible into ordinary shares that are held by the said person may be converted, in percentage from the total number of the placed ordinary shares and the number of ordinary shares, in which the securities convertible into ordinary shares may be converted: ***none***

6. ***Ekaterina Mikhailovna Salnikova***
Position held in the joint-stock company - Issuer: ***member of the Board of Directors***
Positions held in other companies:

Company name	*Company location*	*Position held*
CJSC Universalinvest	***Russian Federation, Moscow, ul. Novoalexeevskaya 1, management office***	***General Director***
OJSC MMC Norilsk Nickel	***Russian Federation, Taimyski (Dolgano-Nenetski) autonomous district, Dudinka***	***Member of the Board of Directors***
CJSC Holding Company INTERROS	***Russian Federation, ul. B. Yakimanka, 9***	***Director for corporate management, member of the management board until 2003, deputy Director for issues of corporate governance of the Financial Department of CJSC Holding Company INTERROS***
OJSC Open Investments	***Russian Federation, Moscow, ul. Novoslobodskaya, 23***	***Member of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of ordinary shares of the Issuer, in which the securities convertible into ordinary shares that are held by the said person may be converted, in percentage from the total number of the placed ordinary shares and the number of ordinary shares, in which the securities convertible into ordinary shares may be converted: ***none***

7. ***Evgeny Ivanovich Ivanov***
Position held in the joint-stock company - Issuer: ***member of the Board of Directors, General Director***
Positions held in other companies:

Company name	*Company location*	*Position held*
ZAO Polus	***Russian Federation, Krasnoyarski Region (Krai), urban type community Severo-Yeniseiskiy, ul. Belinskogo, 2-Б***	***President, member of the Board of Directors***

OJSC RIM	*Russian Federation, settlement Matrosova, Tenkinsky District of Magadanskaya Region*	*Member of the Board of Directors*
OJSC Lenzoloto	*Russian Federation, Irkutsk Region, Bodaibo, ul. Mira, 2*	*Member of the Board of Directors*
OJSC Aldanzoloto GRK	*Russian Federation, Republic of Sakha (Yakutiya), Aldansky ulus, settlement Nizhnij Kuranakh, ul. Stroitelnaya, 14*	*Member of the Board of Directors*
OJSC YaGK	*Russian Federation, Republic of Sakha (Yakutiya), Yakutsk, pr. Lenina, 3/1*	*Member of the Board of Directors*
OJSC SVMC	*Russian Federation, Republic of Sakha (Yakutiya), Yakutsk, pr. Lenina, 3/1*	*Member of the Board of Directors*
OJSC AKB ROSBANK	*Russian Federation, Moscow, ul. Mashi Poryvaevoi, 11*	*Member of the Board of Directors*
ROSBANK (Switzerland) S.A.	*17, Rue du Rhone, Case Postale 5734, CH-1211, Geneve11, Switzerland*	*Chairman of the Board of Directors*

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of ordinary shares of the Issuer, in which the securities convertible into ordinary shares that are held by the said person may be converted, in percentage from the total number of the placed ordinary shares and the number of ordinary shares, in which the securities convertible into ordinary shares may be converted: ***none***

8. ***Rodney B. Berens***
Position held in the joint-stock company - Issuer: ***member of the Board of Directors***
Positions held in other companies:

Company name	*Company location*	*Position held*
Berens Capital Management LLC, New York		*Founding partner*
The Woods Hole Oceanographic Institute		*Member of the Guardian Council and member of the Investments Committee*
Pierpont Morgan Library		*Member of the Guardian Council and member of the Investments Committee*
Anchor Inc		*Member of the Guardian Council and member of the Investments Committee*
Pendragon Capital Management Limited		*Non-Executive Director*

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of ordinary shares of the Issuer, in which the securities convertible into ordinary shares that are held by the said person may be converted, in percentage from the total number of the placed ordinary shares and the number of ordinary shares, in which the securities convertible into ordinary shares may be converted: ***none***

9. *Patrick James Gillford (Lord Gillford)*
Position held in the joint-stock company - Issuer: ***member of the Board of Directors***
Positions held in other companies:

Company name	*Company location*	*Position held*
The Policy Partnership Limited	*51 Causton street, London, SW1P 4AT*	*Director, Founding Partner*
Benevolent Society of St Patrick (Charity)	*16 Clareville st., London, SW7 5AW*	*Member of the Board of Directors*
Ukrainian British City Club	*Millennium Bridge House 2, Lambeth Hill, London, EC4V 4AJ*	*Director*

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of ordinary shares of the Issuer, in which the securities convertible into ordinary shares that are held by the said person may be converted, in percentage from the total number of the placed ordinary shares and the number of ordinary shares, in which the securities convertible into ordinary shares may be converted: ***none***

c) members of the collegial executive body of the joint stock company – issuer:
Collegial executive body is not envisaged in the Issuer's Charter.

d) person who occupies the position of (performs the functions of) the single-person executive body of the joint stock company - issuer:

Evgeny Ivanovich Ivanov
Positions held in the joint-stock company - Issuer: ***General Director, Member of the Board of Directors***
Positions held in other companies:

Company name	*Company location*	*Position held*
ZAO Polus	*Russian Federation, Krasnoyarski Region (Krai), urban type community Severo-Yeniseiskiy, ul. Belinskogo, 2-Б*	*President, member of the Board of Directors*
OJSC RIM	*Russian Federation, settlement Matrosova, Tenkinsky District of Magadanskaya Region*	*Member of the Board of Directors*
OJSC Lenzoloto	*Russian Federation, Irkutsk Region, Bodaibo, ul. Mira, 2*	*Member of the Board of Directors*

OJSC Aldanzoloto GRK	***Russian Federation, Republic of Sakha (Yakutiya), Aldansky ulus, settlement Nizhnij Kuranakh, ul. Stroitelnaya, 14***	***Member of the Board of Directors***
OJSC YaGK	***Russian Federation, Republic of Sakha (Yakutiya), Yakutsk, pr. Lenina, 3/1***	***Member of the Board of Directors***
OJSC SVMC	***Russian Federation, Republic of Sakha (Yakutiya), Yakutsk, pr. Lenina, 3/1***	***Member of the Board of Directors***
OJSC AKB ROSBANK	***Russian Federation, Moscow, ul. Mashi Poryvaevoi, 11***	***Member of the Board of Directors***
ROSBANK (Switzerland) S.A.	***17, Rue du Rhone, Case Postale 5734, CH-1211, Geneve11, Switzerland***	***Chairman of the Board of Directors***

Share of the said person in the charter capital of the Issuer: ***none***
Share of ordinary shares of the Issuer held by the said person: ***none***
Share of ordinary shares of the Issuer, in which the securities convertible into ordinary shares that are held by the said person may be converted, in percentage from the total number of the placed ordinary shares and the number of ordinary shares, in which the securities convertible into ordinary shares may be converted: ***none***

Exemption number 82-34961
Exhibit 5

Security Questionnaire

RECEIVED
2006 AUG -8 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 28, 2006

1. General

1.1.	Full name of the Applicant as indicated in the Charter	*Issuer*
1.2.	Full name of the Issuer as indicated in the Charter	*Open Joint Stock Company Polyus Gold*
1.3.	Membership of the Applicant in NP Stock Exchange RTS	*Not member*
1.4.	Applicant's person in charge	*Ivan L. Bakulev, Secretary OJSC Polyus Gold*
1.5.	Contact tel., fax and e-mail of the Applicant	*(495) 544 5495, (495) 785 4590, info@polyusgold.com*

2. Basic Details of Security

2.1.	Short name of the Issuer as indicated in the Charter	*OJSC Polyus Gold*
2.2.	Class and type of security	*Ordinary paperless shares*
2.3.	Nominal value	*1 (one) ruble*
2.4.	Number of securities and total amount of the issue	*Number: 190,627,747 shares* *Amount: 190,627,747 rubles*
2.5.	Code and date of state registration of securities issue, registering body	*1-01-55192-E, as of April 27, 2006* *FSFM Russia*
2.6.	Code and date of state registration of the issuance report	*1-01-55192-E, as of April 27, 2006* *FSFM Russia*
2.7.	ISIN Code	*RU000A0JNAA8*

3. Details of the Issuer

3.1.	Certificate of state registration (entry into the Unified State Register of Legal Entities)	*USRLE 1068400002990* *Date of registration – March 17, 2006*
3.2.	Number of shareholders	*60,324 shareholders as of April 28, 2006*
3.3.	Max portion of voting shares held by one person or by the group of affiliated persons	*43.29% - ING Bank (Eurasia) ZAO* *12.65% - DIMOSENCO HOLDINGS CO. LIMITED* *12.65% - PHARANCO HOLDINGS CO. LIMITED*
3.4.	Net Assets value	*68,309,836,000 rubles as of March 31, 2006*
3.5.	Charter capital	*190,627,747 shares with a nominal value 1 ruble* *Charter capital 190,627,747 rubles*
3.6.	Amount of authorized shares	*No*
3.7.	Industry classification	*Main OKVED 13.20.41*
3.8.	TIN	*7703389295*
3.9.	Official title and name of the head of the Company	*General Director Evgueni I. Ivanov*
3.10.	Place of business	*Russian Federation, 123104, Moscow, Tverskoy boulevard, 15-1*
3.11.	Postal address	*Russian Federation, 123104, Moscow, Tverskoy boulevard, 15-1*
3.12.	Name of Chairman of the Board	*Mikhail D. Prokhorov*
3.13.	Position and name of person in charge of liaison with stock exchange (with contact tel. and fax numbers)	*Ivan L. Bakulev* *Secretary of OJSC Polyus Gold* *Phone: +7 (495) 544 5495* *Fax: +7(495) 785 4590* *E-mail: info@polyusgold.com*
3.14.	Branches and representative offices, their place of business, address details and contact telephone numbers	*No branches or representatives offices*
3.15.	Bank details	*Settlement a/c No. 40702810300000015709* *with AKB ROSBANK (Moscow)* *correspondent a/c 30101810000000000256;* *BIC 044525256*

3.16.	Contact tel./fax	*Tel.: +7 (495) 544 5495;* *Fax: +7 (495) 785 4590.*
3.17.	E-mail	*info@polyusgold.com*
3.18.	Web page in the Internet	*http://www.polyusgold.com*

4. Details of Securities Issues of the Issuer

4.1. Total number of shares of the issuer, including:

	Shares	Rubles
Ordinary	*190,627,747*	*190,627,747*
Preferred	-	-
Total (charter capital)	***190,627,747***	***190,627,747***

4.2. Total number of registered issues of securities:

	Description	Date of issue registration	Registration code	Number of shares in the issue		Nominal value
				ordinary	preferred	
1.	*Initial issue*	*April 27, 2006*	*1-01-55192-E*	*190,627,747*	-	*1 ruble*
Total number of shares in circulation				*190,627,747*	-	*1 ruble*

5. Details of the Registrar

5.1.	Full and brief name as indicated in the charter	*Closed Joint Stock Company National Registration Company; CJSC NRC*
5.2.	Serial number of the license issued by the authorized federal agency	*No. 10-000-1-00252 dated 06.09.2002*
5.3.	Official title and name of the head of the company	*General Director - Oleg I. Afanasiev*
5.4.	Place of business	*6 Veresaeva St, 121357 Moscow*
5.5.	Details of agreement made with the registrar	*Agreement No. 060406/PZ dated March 28, 2006*
5.6.	Bank details of the Registrar	*Settlement a/c No. 40702 81030 00101 04399* *with CB International Moscow Bank* *correspondent a/c No. 30101810300000000545* *BIC 044525545*
5.7.	Postal address	*6 Veresaeva St, 121357 Moscow*
5.8.	Contact tel. and fax numbers	*Tel.: +7(495) 440 6343;* *Fax: +7(495) 440 6355.*
5.9.	E-mail	*info@nrcreg.ru*

General Director
OJSC Polyus Gold **Evgueni I. Ivanov**

Seal

Exemption number 82-34961
Exhibit 6

APPROVED
By the General Meeting of Shareholders
of OJSC Polyus Gold

Minutes dated March 03, 2006

REGULATIONS ON THE BOARD OF DIRECTORS OF OJSC POLYUS GOLD

2006

1. GENERAL PROVISIONS

1.1. The Regulations herein define a procedure for the activities of the Board of Directors of OJSC Polyus Gold (hereinafter referred to as the Board of Directors).

1.2. The activities of the Board of Directors shall be guided by the legislation of the Russian Federation, the Charter of OJSC Polyus Gold (hereinafter referred to as the Company), the Regulations herein as well as by the decisions of the General Meeting of Shareholders of the Company (hereinafter referred to as the Shareholders' Meeting).

1.3. The competence of the Board of Directors shall be defined by the legislation of the Russian Federation and the Charter of the Company.

1.4. The Chairman of the Board of Directors shall:

- organize activities of the Board of Directors, call and chair its meetings or organize absentee voting;
- organize the keeping of the minutes at the meetings of the Board of Directors;
- chair the Shareholders' Meeting.

In the event of the absence of the Chairman of the Board of Directors its duties shall be fulfilled by Deputy Chairman of the Board of Directors or one of the members of the Board of Directors upon the decision of the Board of Directors.

1.5. The members of the Board of Directors shall:

- fulfill their duties properly;
- be loyal to the Company;
- not disclose confidential information about the Company's activities, which they have become aware of, and not disclose insider information.

The members of the Board of Directors are not entitled to establish organizations or participate in the organizations that compete with the Company without the consent of the Board of Directors.

1.6. The members of the Board of Directors are entitled:

- to receive remunerations and compensations in the amounts established by the Shareholders' Meeting;
- to receive all information related to the Company's activities, in all divisions and offices of the Company;
- to receive the conclusions of independent consultants on the items of the agenda of the meeting of the Board of Directors.

  In the event that it is necessary to obtain a conclusion of an independent consultant on an issue of the item of the agenda of the Board of Directors, a member of the Board of Directors shall submit a written request to the Chairman of the Board of Directors of the Company.

  The Secretary of the Company shall ensure entrance into an agreement with the independent consultant in compliance with the existing procedure for entrance into agreement established by the Company upon the decision of the Chairman of the Board of Directors.

1.7. The Secretary of the Company (hereinafter referred to as the Company Secretary) shall fulfill his duties imposed on him by the Board of Directors.

The Company Secretary shall be appointed by the Board of Directors.

The procedure for the activities of the Company Secretary shall be defined by the Regulations on Company Secretary approved by the Board of Directors.

1.8. The Board of Directors is entitled to establish Committees of the Board of Directors among its members (Audit Committee, Remuneration and Human Resources

Committee etc.) for making decisions on the most important issues for the purpose of the preliminary review of these issues and the preparation of recommendations for the Board of Directors. Audit Committee of the Board of Directors shall be headed by an Independent Director and consist only of those members of the Board of Directors, who are not the sole executive body and (or) collective executive body of the Company.

1.9. The Board of Directors shall be entitled to make a decision on the appointment of the Secretary of the Board of Directors, who keeps the minutes of the Board of Directors.

1.10. The Secretary of the Board of Directors shall be appointed by the Board of Directors for the term and on the conditions that the Board of Directors will think reasonable.

2. MEMBERSHIP AND STRUCTURE OF THE BOARD OF DIRECTORS

2.1. The Board of Directors shall consist of 9 (nine) persons. The Board of Directors may recommend to the Shareholders' Meeting to amend the Charter so as to change the number of the members of the Board of Directors.

2.2. With the exception of cases when an "independent director" is defined for the purposes of approving interested party transactions in accordance with Article 83 of the Federal Law, a member of the Board of Directors is recognized as an Independent Director who meets the following criteria:

(a) at the time of election and within 1 year prior to election shall not be an officer or an employee of the issuer (manager);

(b) shall not be an officer of another business company, in which any officers of the Company is a member of the Remuneration and Human Resources Committee of the Board of Directors;

(c) shall not be marital partners, parents, children, brothers or sisters of the officers (manager) of the issuer (an officer of the management company of the issuer);

(d) shall not be a person affiliated with the issuer, apart from being a member of the Board of Directors of the issuer;

(e) shall not be a party under a contract with the issuer, pursuant to the conditions of which he/she may acquire property (receive cash) with the value of 10 percent or more of his/her total annual income, in addition to the remuneration for participating in the activities of the Board of Directors of the Company;

(f) shall not be a representative of the state, i.e. a representative of the Russian Federation or the subjects of the Russian Federation in the Board of Directors of joint stock companies regarding which a decision to exercise the golden share right was made, or a person elected to the Board of Directors from the number of candidates nominated by the Russian Federation or a subject of the Russian Federation or a municipal formations, if such Board Members must vote on the basis of written directives (instructions) of a subject of the Russian Federation, respectively, or a municipal formations.

If a member of the Board of Directors who meets the aforementioned criteria services as a member of the Board of Directors for a period of seven years, upon expiry of this term such a Board Member is no longer recognized as an Independent Director for such purposes.

2.3. The efficient fulfillment of duties by the Board of Directors including representation of shareholders' interests is based on the independence of the members of the Board of Directors. To increase the independence of the Board of Directors the Company shall attract independent directors to the Board of Directors.

2.4. At the decision of the Shareholders' Meeting, members of the Board of Directors during the term of performing their duties may be remunerated and compensated for the expenses incurred while performing their duties as the members of the Board of Directors. The amount of such remunerations and compensations shall be established

by the decision of the Shareholders' Meeting upon the recommendations of the Board of Directors.

3. MEETINGS OF THE BOARD OF DIRECTORS OF THE COMPANY

3.1.1. Meetings of the Board of Directors (hereinafter referred to as meetings) shall be held as often as necessary, but no less than once per six weeks.

3.1.2. Issues set out by items 6.1.4., 6.3.3.1, 6.3.3.3., 6.3.3.4., 6.3.3.6, 6.3.3.10., 6.3.3.20 of the Charter of the Company as well as issues on reorganization or liquidation of the Company, approval of the wording and form of the voting ballot at the Shareholders' Meeting, approval of the report of the Board of Directors expressing a motivated standpoint regarding the items of the agenda of the Shareholders' Meeting shall be considered by the Board of Directors only at the formal meetings of the Board of Directors.

3.2. The meetings are called by the Chairman of the Board of Directors at his own initiative, upon the request of a member of the Board of Directors, of a member of the Audit Commission or Auditor of the Company, General Director, as well as the shareholders holding a total of no less than 10 (ten) percent of common shares of the Company (or their representatives), stated in written form with an outline of reasons for the meeting.

3.3. The request for calling the meeting shall contain:

- The legal name (name) of the initiator of convocation;
- The proposed agenda of the meeting with the reasons to submit these items to the meeting indicated;
- The form of the meeting;
- The signature of the initiator of the convocation.

3.4. The request shall be made in writing, addressed to the Chairman of the Board of Directors and submitted to the Company by any means allowing to register the fact of its sending (including sending by mail, telegram, teletype, facsimile, etc.)

3.5. The date of submission of the request to call a meeting shall be the date of registration of this request by the Company Secretary.

3.6. The decision to refuse to call a meeting may be made by the Chairman of the Board of Directors only if:

- The item (items) proposed for the agenda of the meeting is (are) not within the competence of the Board of Directors;
- The initiator of the call for the meeting is not authorized to require a call for the meeting by the Federal Law on Joint Stock Companies and the Charter of the Company;
- The requirements specified by Clause 3.3 of these Regulations are observed.

3.7. The Chairman of the Board of Directors shall make a decision to hold a meeting of the Board of Directors either in the form of joint attendance or in the form of absentee vote.

3.8. The notification of the meeting shall be sent to each member of the Board of Directors by any means allowing to register the fact of sending or shall be delivered personally no later than 5 (five) calendar days prior to the meeting' s date.

The notification shall specify:

- The date, place and time of the meeting (in the event that a decision to hold an absentee vote is made the notification shall specify the date and the acceptance deadline for the voting ballots as well as the address for the filled-in voting ballots to be sent);
- The agenda of the meeting;
- The form of the meeting.

All the necessary materials (information) related to the agenda of the meeting shall be attached to the notification.

The members of the Board of Directors shall have a possibility to review the conclusion of the Committees of the Board of Directors prior to the consideration of the items, which were previously discussed by the respective Committees of the Board of Directors.

In the event that a decision to hold an absentee vote is made a voting ballot (ballots) shall be delivered to each member of the Board of Directors.

3.9. Invited persons shall be entitled to attend the meeting of the Board of Directors upon the decision of the Chairman of the Board of Directors.

3.10. A Board of Directors' meeting has quorum if at least no less than one half of all elected members of the Board of Directors attend the meeting. In the event if the Board of Directors meeting agenda includes issues set out by items 6.3.3.1, 6.3.3.12, 6.3.3.15 and 6.3.3.26 of the present Charter, as well as issues involving reorganization or liquidation of the Company, increase or decrease of the Company Charter Capital, the Board of Directors' Meeting is deemed to have quorum in the presence of no less than two-thirds of the total number of elected members of the Board of Directors attend the meeting, provided that at least one Independent Director is present at the Meeting, if such a member of the Board of Directors has been elected and is not considered to have withdrawn from the Board of Directors.

A member of the Board of Directors, who is absent at the meeting of the Board of Directors due to any reasons may participate in making decisions regarding the considered items by expressing an opinion stated in writing and delivered by any means allowing to register the fact of its sending or delivered to the Company Secretary by a courier. This written opinion shall be weighed in the event that the meeting has quorum and results of voting on the items of the agenda are defined, if this opinion has been received prior to the start of the meeting of the Board of Directors.

In the event that the meeting of the Board of Directors is held in the form of the joint attendance, the Board of Directors shall be entitled to change the agenda of this meeting by the majority of votes of the members of the Board of Directors participating in the meeting (to consider additionally and make decisions on the items not included in the agenda previously).

Upon the request of the members of the Board of Directors the officers of the Company must submit to them the additional information necessary to make decisions.

3.11. The decisions of the Board of Directors shall be adopted by the majority vote of the members of the Board of Directors participating in the meeting unless the legislation of the Russian Federation or the Charter of the Company provide otherwise.

Each member of the Board of Directors has one vote while voting at the meeting.

The transfer of the voting right to another party including that to another member of the Board of Directors by a member of the Board of Directors is not admissible.

In the event that the decision of the Board of Directors is made by absentee vote the ballot filled-in and signed by a member of the Board of Directors shall be submitted to the Company Secretary (by any means allowing to register the fact of sending or shall be delivered personally).

If the votes of members of the Board of Directors are split equally, the Chairman of the Board of Directors shall have the deciding vote.

A member of the Board of Directors, who does not agree with the decision that was made with regard to the items under discussion, shall be entitled to express his/her special opinion in writing.

3.12. The minutes of the meeting of the Board of Directors shall specify:

- The place and time of the meeting;
- The persons attending it;
- The agenda of the meeting;
- The issues put to a vote and the results of the voting with the names of the members of the Board of Directors, who have voted for, against or abstained, indicated;
- The decisions made.

3.13. The minutes of the meeting of the Board of Directors shall be prepared no later than **ten (10) days** after the meeting and shall be signed by the director chairing the meeting, who shall be held liable for the accuracy of preparation of the minutes, and by the Secretary of the Board of Directors. If the decision is adopted by absentee vote the voting ballots as well as the opinions of the members of the Board of Directors expressed in writing and signed by their hand shall be attached to the minutes.

4. CLOSING PROVISIONS

4.1. The members of the Board of Directors shall not be entitled to receive gifts from persons interested in the decisions adopted by the Board of Directors as well as to make any direct or indirect benefits provided by these persons.

The members of the Board of Directors shall inform the Board of Directors about a conflict of interests via the Company Secretary in writing and refrain from voting on those items of the agenda of the meeting of the Board of Directors, in which they are personally interested.

The members of the Board of Directors shall inform the Board of Directors about an intention to conclude transactions with the Company's securities via the Company Secretary in writing prior to the conclusion of such transactions.

4.2. A member of the Board of Directors must submit to the Company information allowing to establish whether the member of the Board of Directors is the shareholder's affiliated party and/or the Company's counterparty in accordance with the existing law of the Russian Federation upon the request of the Company Secretary.

Exemption number 82-34961
Exhibit 7

APPROVED
By the General Shareholders' Meeting
of OJSC Polyus Gold
Minutes dated March 03, 2006

REGULATIONS
ON THE GENERAL SHAREHOLDERS' MEETING OF OJSC POLYUS GOLD

2006

1. These Regulations on the General Shareholders' Meeting of OJSC Polyus Gold (hereinafter referred to as the Shareholders' Meeting) are developed in accordance with the Federal Law dated December 26, 1995 No. 208-FL on Joint Stock Companies (hereinafter referred to as the Federal Law) and the Charter of OJSC «Polyus Gold» (hereinafter referred to as the Company).
2. These Regulations shall define the procedure of holding annual and extraordinary Shareholders' Meetings.
3. The competence of the Shareholders' Meeting and its terms shall be established by the Charter of the Company.
4. Upon preparation for the Shareholders' Meeting the Board of Directors of the Company shall define:
   - Form of the Shareholders' Meeting (attendance or absentee vote);
   - The date, place, time of the Shareholders' Meeting (including the time of start and end of the shareholders registration), and in the event when, in accordance with Article 60 Paragraph 3 of the Federal Law, the filled-in ballots may be sent to the Company, then the postal address for the filled-in ballots to be sent, or, in the event the Shareholders' Meeting is conducted in the form of absentee vote, the acceptance deadline for the voting ballots and the postal address for the filled-in ballots to be sent;
   - Compilation date of the list of persons entitled to participate in the Shareholders' Meeting;
   - Agenda of the Shareholders' Meeting;
   - Announcement procedure of the Shareholders' Meeting for shareholders;
   - The list of information (materials) provided to the shareholders during the period of preparation for the Shareholders' Meeting, and the procedure for providing such information;
   - Form and text of the voting ballot;
   - Regulation for conducting a Shareholders' Meeting (total duration of the Meeting, breaks, times limits allocated for presentations and speeches on every question and for discussion of the issues etc.)
5. The agenda of the annual Shareholders' Meeting must include issues related to the election of the Board of Directors of the Company, the Company Audit Commission, approval of the Company's Auditor as well as the issues specified by sub-paragraph 11, paragraph 1, Article 48 of the Federal Law.
6. The procedure for submitting proposals to the agenda of the Shareholders' Meeting is established by the Federal Law and the Charter of the Company. The shareholder's (shareholders') proposal to nominate candidates shall contain the following data about the candidates apart from information defined by Article 53 paragraph 4 of the Federal Law:
   - Full name;
   - Date of birth;
   - Education;
   - Places of employment for the last five years;
   - Criminal record in financial crimes or crimes against the state;
   - Number of Company shares owned by the candidate;
   - List of positions occupied by the candidate in the management bodies of other legal entities (specifying the full name of such legal entities and dates, on which the candidate entered the position)$
   - Candidate's written agreement to assume the respective position.
7. An announcement of a Shareholders' Meeting shall be performed to the shareholders in compliance with the procedure and within the terms provided for by the Federal Law and the Charter of the Company.
8. Shareholders' Meeting announcement shall specify:
   - Full official name and the seat of the Company;
   - Form of conducting of the Shareholders' Meeting (meeting or absentee vote);

- Date, place and time of the Shareholders' Meeting (including the time of start and end of the shareholders' registration) and in the event when, in accordance with Article 60 Paragraph 3 of the Federal Law, filled-in ballots may be sent to the Company, then the postal address for the filled-in ballots to be sent or, in the event the Meeting is conducted in the form of absentee vote, then the acceptance deadline for the voting ballots and the postal address for the filled-in ballots to be sent;
- Compilation date of the list of persons entitled to participate in the Shareholders' Meeting;
- Agenda of the Shareholders' Meeting indicating the person who placed a respective question on the agenda of the Shareholders' Meeting;
- Procedure for obtaining information (materials) subject to be submitted during the period of preparation for the meeting, and address (addresses) where it may be obtained.

9. The following documents constitute the information (materials) that shall be provided to the persons entitled to participate in the Shareholders' Meeting, at the time of preparation for the Shareholders' Meeting: annual accounting reports, including an Auditor's opinion, opinion of the Audit Commission based on the results of an audit of the annual accounts, information on candidates to the Company Board of Directors and to the Company Audit Commission, draft changes and amendments to the Company Charter, or a new draft of the Company Charter, draft Company regulations, draft decisions of the Shareholders' Meeting, as well as other information (materials) provided for by the Charter.

10. In the event that the registered party in the Company's register of shareholders is a nominee shareholder, an announcement of a Shareholders' Meeting shall be sent at the nominee shareholder's address if the list of persons entitled to participate in the Shareholders' Meeting does not indicate other post address, at which the information about the Shareholders' Meeting shall be delivered.

11. The list of persons entitled to participate in Shareholders' Meeting is compiled pursuant to the data in the Company Shareholders' register, as of the date set up by the Company Board of Directors. The date for compiling the list of persons entitled to participate in the Shareholders' Meeting can not be set prior to the date when a decision to call the Meeting was made and more than 50 days (in the events defined by Article 53 Paragraph 2 of the Federal Law – more than 65 days) prior to the date of the Shareholders' Meeting. If at a Shareholders' Meeting the quorum is calculated and the voting is done by the ballots received by the Company in accordance with Article 58 Paragraph 2 of the Federal Law, the date for compiling the list of persons entitled to participate in the Shareholders' Meeting shall be no less than 45 days prior to the date of the Shareholders' Meeting.

12. The list of persons entitled to participate in the Shareholders' Meeting contains names of each person, data necessary for its identity, information about the number and category (type) of shares granting the voting right and the post address in the Russian Federation, where information about the Shareholders' Meeting, voting ballots in the event it is intended to deliver the voting ballots and a report about the results of voting shall be delivered. The list of persons entitled to participate in the Shareholders' Meeting shall be submitted by the Company for review upon request of the persons included in this list and owning no less than 1% of votes. The details of the documents and post addresses of the persons included in this list shall be submitted only upon the consent of these persons.

    The Company shall submit to any interested party an extract from the list of persons (entities) entitled to participate in the Meeting containing information about this person

(entity) or a reference letter stating that this person (entity) is not included in the list of persons (entities) entitled to participate in the Meeting.

13. A shareholder may exercise his/her right to participate in the Shareholders' Meeting personally or via a representative. A shareholder has the right to replace his/her representative at the Shareholders' Meeting or participate in the Meeting personally. The shareholder's representative at the Shareholders' Meeting acts in compliance with the powers based on the federal laws or documents of the authorized state bodies or local self-government authorities, or the power of attorney made in writing in compliance with requirements of the federal laws. The power of attorney shall contain information about the person (entity) represented and the representative (name, address or location, passport details). The power of attorney shall be processed in compliance with requirements of Article 185 of the Civil Code of the Russian Federation or notarized. To confirm his/her authority the person authorized to act on behalf of the legal entity without proxy by virtue of the position that he/she holds shall submit the notarized copies of the Charter of the legal entity on whose behalf it acts and the decision of the authorized management authority of the legal entity to appoint it to the respective position.

14. In case of transfer of shares after the date of compiling the list of persons (entities) entitled to participate in the Shareholders' Meeting and prior to the date of the Shareholders' Meeting the person (entity) included in this list shall issue a proxy to the transferee or vote at the Shareholders' Meeting in compliance with the instructions of the transferee. The said rule shall extend to each subsequent case of share transfer.

15. In the event that the Company's shares are co-owned by several persons (entities) the voting rights at the Shareholders' Meeting shall be exercised at their discretion by one of the co-owners or by their common representative. The authorities of each of the said persons (entities) shall be duly registered.

16. The voting on the items of the agenda at the Shareholders' Meeting shall be exercised solely by casting voting ballots. The voting ballots shall be sent or delivered against the signature to each person indicated in the list of persons (entities) entitled to participate in the Shareholders' Meeting in compliance with the procedure specified by Article 60 of the Federal Law and the Charter of the Company.

17. The duties of the Counting Commission shall be fulfilled by the holder of the Company's registry of shareholders, the registrar.

18. A shareholder of the Company is entitled to apply prior to the meeting to the Secretary of the Company regarding the issues of the shareholders' registration for the purpose of participating in the Shareholders' Meeting.

19. The Company's registrar fulfilling the duties of the Counting Commission shall verify the powers the persons (entities) participating in the Shareholders' Meeting, register the persons (entities) participating in the Shareholders' Meeting, establish the quorum of the Shareholders' Meeting, explain issues arising due to the voting right exercised by the shareholders (their representatives) at the Shareholders' Meeting, explain procedure for voting on issues put to vote, ensure the established voting procedure and the shareholders' right to participate in voting, count votes and sum up the results of the voting, prepare the minutes of the voting results and pass the voting ballots to the record-keeping office.

20. The procedure for determining the quorum of the Shareholders' Meeting shall be defined in compliance with the Federal Law and the Charter of the Company. The quorum shall be determined upon the registration at the opening of the Shareholders' Meeting and shall remain effective during the whole Shareholders' Meeting according to the principle stating that "if the quorum is secured, it shall not be violated."

21. The voting at the Shareholders' Meeting shall be exercised according to the principle "one voting share of the Company shall correspond to one vote" except for cases specified by the Federal Law and the Charter of the Company.

22. The votes on those issues shall be counted, for which only one possible voting option is left in the voting ballot. The voting ballots not filled out in compliance with the said requirement shall be deemed invalid and the votes on the issues stated in them shall not be counted.

23. In the event the voting ballot contains several issues put to vote, the incompliance with the said requirement regarding one or several issues does not make the voting ballot invalid as a whole.

24. The results of the voting on the issue of the agenda of the Shareholders' Meeting requiring a cumulative voting shall be deemed invalid if the number of the distributed votes exceeds the overall number of votes belonging to the shareholder at the time of voting on the said issue.

25. The registrar fulfilling the duties of the Counting Commission prepares the minutes on the voting results based on the voting results and duly signed by the authorized representative of the registrar. The registrar shall seal the voting ballots and submit them to the record-keeping office of the Company for storage after the preparation of the minutes of the voting results and the signature of the minutes of the Shareholders' Meeting. The minutes of the voting results shall be attached to the Minutes of the Shareholders' Meeting, which shall be processed in compliance with the requirements specified by the Federal Law and the Charter of the Company and signed by the Chairman and the Secretary of the Shareholders' Meeting.

26. The Board of Directors of the Company is entitled to invite independent observers to supervise compliance with the procedure of the vote counting at the Shareholders' Meeting.

27. The decisions made by the Shareholders' Meeting and the results of the voting shall be disclosed at the Shareholders' Meeting, in the course of which the voting was taken, or shall be disclosed to the persons (entities) entitled to participate in the Shareholders' Meeting in the form of a report on the results of the voting no later than 10 days after the preparation of the minutes of the voting results, by way of publishing in the Izvestiya, Rossiyskaya Gazeta and Taimyr newspapers.

28. The Shareholders' Meeting shall make decisions on the issues of the agenda in compliance with the procedure specified by the Federal Law and the Charter of the Company. The Shareholders' Meeting is not entitled to make decisions on the issues not included in the agenda of the Shareholders' Meeting or to change the agenda.

29. In the event that the agenda of the Shareholders' Meeting includes issues on election of the members of the Board of Directors of the Company and/or approval of the Company's auditor, shall be invited the Shareholders' Meeting the persons included in the list of candidates for voting on electing the members of the Board of Directors of the Company and/or the authorised representatives of the auditors (auditor) proposed for approval by the Shareholders' Meeting .

30. The Shareholders' Meeting shall be held by the Board of Directors of the Company or the persons who have requested the convocation of the extraordinary meeting according to the procedure and in the cases specified by the Federal Law and the Charter of the Company.

31. The duties of the Chairman of the Shareholders' Meeting shall be performed by the Chairman of the Board of Directors unless the decision of the Board of Directors specifies otherwise.

Exemption number 82-34961
Exhibit 8

APPROVED
by the Board of Directors
of OJSC Polyus Gold
(Minutes No. 3-pr/sd dated April 30, 2006)

REGULATIONS

on the Board of Directors Audit Committee of OJSC Polyus Gold

2006

1. General Provisions

1.1. These Regulations on the OJSC Polyus Gold (hereinafter the "Company") Board of Directors Audit Committee (the "Regulations") constitute the basic document governing the activities of the Company Board of Directors Audit Committee (the "Committee") and its terms of reference, formation and functions.

1.2. The Committee is an auxiliary body of the Board of Directors charged with preliminary consideration of matters relating to the financial and commercial activities of the Company. The decisions of the Committee are advisory to the Board of Directors of the Company.

1.3. In performing its functions the Committee shall be governed by current Russian law, the Company Charter, Regulations on the Board of Directors and these Regulations. Matters relating to the functioning of the Committee that are not dealt with in these Regulations and other normative acts that are mandatory for the Company shall be decided pursuant to the recommendations of the Code of Corporate Governance of the FCSM of Russia (the "Code of Corporate Governance").

2. Aims and Competence of the Committee

2.1 The primary aim of the Committee shall be to assist the Board of Directors in carrying out supervision of the financial and commercial activities of the Company by way of preliminary consideration and drawing up of recommendations for the Board of Directors on the matters set forth in Clause 2.3 hereunder.

2.2 The Committee shall assist in ensuring that the members of the Board of Directors play an active role in its supervisory capacity and that each member is fully aware of the Company's activities.

2.3. The following matters shall fall within the competence of the Committee:

2.3.1. *The Company's relationship with auditors and review of financial statements:*

a) Evaluation of potential Company auditors, recommendations to the Board of Directors on selection of an independent auditor;

b) Recommendations on the fee for audit services;

c) Monitoring of the scope, results and efficiency of auditors' services, as well as an assessment of the objectivity of auditors.

d) Monitoring of the implementation of auditors' recommendations by Company management.

e) Review of financial statements and audit results, discussions with external auditors and Company management thereon prior to tabling at a meeting of the Company's Board of Directors.

f) Review of significant accounting and audit matters, adjustments, and changes to reporting policy that could have an impact on the Company's financial results.

g) Preparation of an assessment of the Company auditor's report to be included in the materials for the Company's annual general shareholders' meeting.

2.3.2. *Evaluation of the efficiency of the Company's internal audit procedures, facilitation of the effectiveness of the internal audit system and interaction between external and internal audit:*

a) Interaction with the Company's internal audit commission.

b) Monitoring of the implementation of internal audit commission recommendations by Company management.

c) Recommendations to the Board of Directors on priority issues for the Company's auditing service at the request of the Board of Directors.

d) Recommendations on amendments and addenda to the Company internal documents governing the activities of the auditing service.

e) Consideration of proposals and preparation of recommendations on risk management in relation to the Company's financial and commercial activities.

f) Monitoring of the Company's auditing service by way of review of activity reports thereof.

g) Approval of the annual plan of activities of the Company's auditing service.

3. Composition of the Committee

3.1. The Committee shall be comprised of three (or more) members.

3.2. The Committee may only consist of independent (as defined by the provisions of Clause 6.2.8 of the Company Charter) or non-executive (not being the sole executive body of the Company) members of the Board of Directors. The Committee may engage persons who are not members of the Committee and who have the required professional expertise as experts to assist it in its work.

3.3. A Committee Chairman shall be appointed to supervise the work of the Committee and to coordinate with the Board of Directors. The Committee Chairman's primary objective shall be to ensure that the Committee's recommendations to the Board of Directors are based on objective criteria.

3.4. The Committee Chairman must be an independent member of the Board of Directors. The Committee Chairman may sit on other committees of the Board of Directors, but may not be Chairman of any other committee.

3.5. The General Director of the Company, members of the Company's Board of Directors, members of the Company's Internal Audit Commission, the Company auditor, the head of the department responsible for in-house auditing, and other officers and employees of the Company may be invited to attend Committee meetings if required.

3.6. The Committee shall appoint a Committee Secretary.

4. Formation of the Committee

4.1. The Chairman and members of the Committee shall be elected by the Board of Directors from among the independent and non-executive Board members on the nomination of any member of the Board of Directors at the first meeting following election of a new Board of Directors and shall remain in office until the appointment of a new Board of Directors of the Company. The Company's Board of Directors may make changes to the composition of the Committee at any time.

4.2. When electing the Chairman and members of the Committee, education, professional skills, experience in matters relating to the activities of the Committee, ability to work with financial and commercial documentation, as well as other specialized knowledge required for Committee members to exercise their authority, should be taken into account.

5. Committee Meetings

5.1. Committee meetings shall be held in accordance with the plan of action adopted at the Committee meeting as required.

5.2. The agenda for the meeting shall be determined by the Committee Chairman. Agenda items may be proposed by any Committee member. Amendments and addenda may be made to the agenda by mutual agreement of Committee members.

5.3. Meetings shall be convened by the Committee Chairman at his/her own discretion or at the request of a Committee member. The Chairman and Committee members may request that a Committee meeting not scheduled in the Committee's plan of action be convened. Members of the Board of Directors who are not Committee members, the General Director of the Company, the head of the auditing service, members of the Company's Internal Audit Commission, the Company auditor, and experts engaged to assist the Committee in its meetings may table proposals for consideration of any matter falling within the competence of the Committee. Such item may be considered either at the next scheduled Committee meeting or, if the matter is of particular importance and requires consideration without delay, at a specially convened Committee meeting.

5.4. Members shall be given reasonable advance notification of the Committee meeting, in the procedure to be agreed by Committee members.

5.5. The necessary materials on items included in the agenda shall be provided to Committee members timely to allow them to prepare for the meeting.

5.6. Committee meetings shall be conducted either by way of meeting or by Committee members' written responses. A meeting may be held using communications equipment (teleconferencing, Internet, etc.). Persons invited to attend the meeting, including Committee members, may present their views on agenda items in writing.

5.7. A quorum for the working meeting shall be considered constituted if all Committee members are present. If there is no quorum, the Committee meeting shall be postponed. In exceptional cases when there are mitigating circumstances a meeting may be held with a reduced quorum, which in any case may not fall below one-half of the number of elected Committee members.

5.8. At any Committee meeting any information on a personal interest on the part of any Committee member in any matter under consideration must be disclosed and brought to the attention of the Committee.

5.9. The Committee may authorize a member(s) of the Committee to scrutinize any particular matter falling within the competence of the Committee in greater detail and report back on the results of such scrutiny.

5.10. Committee meetings shall be chaired by the Committee Chairman. At the end of the meeting the Committee shall formulate its recommendations ("Recommendations"). The Recommendations shall be presented to the Board of Directors, which shall consider the respective item or, if required, shall be tabled at the next meeting of the Board of Directors. A Recommendation shall reflect the opinion of the Committee as a whole. If the opinions of the Committee members are not identical, dissenting opinions must be included in the Recommendation. Decisions taken by the Committee shall be set forth in writing and signed by the Chairman.

5.11. Recommendations shall be signed by the Committee Chairman. Recommendations may include as appendices materials considered in the Committee meeting. The Committee Chairman shall be responsible for members of the Board of Directors being timely and fully apprised of the Recommendations.

5.12. The Committee Secretary shall ensure that minutes of Committee meetings and Recommendations issued by the Committee are archived in accordance with the Company's records policy. Minutes of Committee meetings, materials presented for consideration by the Committee, and Recommendations issued by the Committee shall be made available to

Committee members and members of the Board of Directors who are not members of the Committee.

6. Rights and Obligations of Committee Members

6.1. Committee members shall undertake to:

- participate fully and thoroughly in the work of the Committee;
- maintain good attendance at the Committee working meetings and be active in discussion of items on the agenda;
- study any documents provided at or for the Committee meeting;
- inform the Committee promptly of any personal interest in any decisions to be taken;
- avoid any actions that might compromise the Committee in fulfilling its mandate or question its members' professional integrity.

6.2. Committee members may:

- request any information or documents relating to the matters falling within the competence of the Committee from the Board of Directors, General Director, internal audit commission and the Company auditor.

7. Committee Relations with Other Company Bodies

7.1. The Committee Secretary shall provide for the technical and procedural aspects of the Committee's interaction with other bodies and departments of the Company.

7.2. The Company's executive bodies must inform the Committee of any substantive changes relating to matters falling within the competence of the Committee.

8. Final Provisions

8.1. These Regulations are approved by resolution of the Board of Directors. Any amendments or addenda to these Regulations shall be set forth in writing and approved by resolution of the Board of Directors.

8.2. All information in connection with the Committee's activities and decisions shall be archived with the secretary of the Board of Directors.

Exemption number 82-34961
Exhibit 9

APPROVED BY
The Board of Directors
of OJSC Polyus Gold
Minutes No. 1,
dated March 30, 2006

REGULATIONS

on Insider Information of OJSC Polyus Gold

2006

1. GENERAL PROVISIONS

1.1. These Regulations on Insider Information of OJSC Polyus Gold (the "Regulations") shall govern relations arising out of the use of information which is insider information of OJSC "Polyus Gold" (the "Company").

1.2. These Regulations have been adopted to further improve the corporate governance practice of the Company, ensure its consistency with international corporate governance standards, guidelines of the federal executive authority for the securities market and listing regulations of securities exchanges.

1.3. The principal objective of these Regulations shall be to prevent and discontinue unauthorized use of insider information for transactions with the Company securities.

1.4. These Regulations shall set out:

- procedure and criteria for treating information as insider information;
- restrictions on the use of insider information;
- liability for unauthorized use of insider information.

2. INSIDER INFORMATION

2.1. For the purposes of these Regulations, insider information shall be deemed to be all and any material information on the operations of the Company, its shares and other securities and transactions therewith which is not publicly known and disclosure of which may have a material effect on the market value of the Company shares and other securities, in particular:

2.1.1. Data (prior to official disclosure thereof) defined by laws and regulations in effect from time to time (including regulations of the federal executive authority for the securities market) as data which may have a material impact on the market value of the Company securities, including without limitation:

a) Information on decisions adopted by the Board of Directors of the Company with regard to:
   - convening an annual or extraordinary General Shareholders Meeting of the Company, including approval of the GSM agenda;
   - appointment of the sole executive body of the Company – General Director;
   - early termination of authority of the General Director;
   - suspension of authority of the General Director, including a managing company or a manager;
   - recommendations on the dividends payable on the Company shares and payment procedure thereof;
   - proposal for reorganization of the Company, its procedure and conditions, for approval by the General Shareholders Meeting;
   - approval of major transactions of the Company;
   - approval of the Registrar maintaining the register of holders of the registered securities of the Company, and terms and conditions of contract with the Registrar;
   - termination of contract with the Registrar maintaining the register of holders of the registered securities of the Company;
   - repurchase by the Company of its outstanding shares, bonds and other securities;
   - establishment of branches and/or creation of representative offices of the Company.

b) Expiry of the term of office of the General Director;

c) Changes in the participatory interest of the members of the Company Board of Directors and the General Director, managing company or manager in the

charter capital of the Company or in the charter capital of the Company's subsidiaries and controlled companies, and/or changes in shareholdings of such persons holding ordinary shares in the Company or its subsidiaries and controlled companies;

d) Accumulation by a shareholder in the Company at least 5 per cent of its ordinary shares or changes in the shareholding of such shareholder holding ordinary shares in the Company if such shareholding exceeds or falls below 5, 10, 15, 20, 25, 30, 50 or 75 per cent of its ordinary shares;

e) Consummation by the Company of an interested party transaction which is subject to approval by a competent governing body of the Company pursuant to the legislation of the Russian Federation if the value of such transaction is 5 per cent or more of the book value of the Company assets based on the financial statements of the Company as of the most recent reporting date prior to approval of such transaction by the competent governing body of the Company;

f) Initiation of bankruptcy proceedings and/or application of insolvency prevention measures to the Company and/or its subsidiaries or controlled companies;

g) Execution by the Company of an agreement with a stock exchange for listing of the Company securities (an agreement with an exchange on admission of the Company securities to the official list of securities admitted to trading on the exchange);

h) Admission of the Company securities to the official list of securities admitted to trading on the exchange, and delisting of the Company securities;

i) Obtaining by the Company of permission of the federal authority for the securities market for trading and/or placement of the Company securities outside the territory of the Russian Federation;

j) Material errors identified in earlier published and/or otherwise disclosed financial (accounting) statements of the Company;

k) Disclosure by the Company of interim (quarterly) or annual financial (accounting) statements and/or interim (quarterly) or annual consolidated financial (accounting) statements prepared under the International Financial Reporting Standards (IFRS) or the US Generally Accepted Accounting Principles (US GAAP);

l) Application by the Company for an entry on the Company reorganization and/or winding up (liquidation) to be made in the Unified Register of Legal Entities;

m) Liquidation of an entity which is a subsidiary and/or controlled company of the Company;

n) Issue, suspension, revocation (cancellation), replacement, extension or expiry of the Company permissions (licenses) for:
   - use of facilities with limited negotiability or natural resources;
   - performance of operations as a professional securities market participant;
   - other operations which are material for the business of the Company.

o) Claims to the Company, its subsidiaries and/or controlled companies which if satisfied may have a material impact on the financial position or business of the Company, its subsidiaries and controlled companies;

p) Changes in the URL of the web-page used by the Company for information disclosure;

q) Acquisition by the Company of a participatory interest in the authorized (contributory) capital (unit fund) of another commercial entity of at least 5 per cent or an ordinary shareholding in another joint-stock company of at least 5 per cent, or changes in such interest or shareholding if it exceeds or falls below 5, 10, 15, 20, 25, 30, 50, 75 per cent.

2.1.2. Information (prior to its official disclosure) defined by the applicable legislation (including regulations of the federal authority for the securities market) as material facts (events, actions) affecting financial operations and business of the Company, including without limitation:

a) Reorganization of the Company, its subsidiaries or controlled companies;
b) Facts resulting in one-time increase or decrease in the value of the Company assets by more than 10 per cent;
c) Facts resulting in one-time increase/decrease of the net profit or net loss of the Company by more than 10 per cent;
d) Individual transactions of the Company involving value or property of 10 per cent or more of the value of the issuer's assets as of the date of transaction;
e) Issue of securities by the Company;
f) Profits accrued and/or distributed on the Company securities;
g) Information on a person who is a registered holder of more than 25 per cent of any individual class of securities of the Company;
h) Record dates;
i) Deadlines for performance of obligations by the Company to the holders of its securities;
j) Resolutions of the General Shareholders Meetings of the Company;
k) Resolution adopted by a competent body of the Company to issue securities.

2.1.3. Information (prior to its official disclosure) treated as a commercial secret or other proprietary information of the Company in accordance with the Regulations for Working with Documents Containing Confidential Information approved by the General Director of the Company.

2.1.4. Information on operations of subsidiaries and controlled companies of the Company, their securities, participatory interests and transactions therewith, which is not publicly known and disclosure of which may materially impact the market value of the Company securities, including without limitation:

a) Information on subsidiaries and controlled companies of the Company provided for in paragraphs 2.1.1 and 2.1.2 hereof (prior to their official disclosure);
b) Information which is deemed to be insider information pursuant to the by-laws of subsidiaries and controlled companies (prior to its official disclosure).

2.1.5. Conclusions and forecasts in respect of value of the Company securities and recommendations for trading with the Company securities based on insider information.

2.2. Assessment of the value of the Company securities and/or its financial position or its assets based on publicly available data shall not be deemed to be insider information.

2.3. Data not provided for in this Section 2 shall be treated as the Company's insider information if so resolved by the General Director and/or Board of Directors of the Company.

3. INSIDERS

3.1. For the purposes of these Regulations, insiders shall be deemed to be any individuals or legal entities entitled to access insider information of the Company pursuant to the legislation, other statutes, by-laws of the Company, job description or agreement with the Company, including without limitation:

3.1.1. The General Director of the Company, members of the Board of Directors, members of the Audit Commission;

3.1.2. employees of the Company who have access to insider information by virtue of their duties;

3.1.3. Auditors, independent appraisers, registrar, consultants, contractors under executed and/or proposed agreements with the Company and their representatives dealing with the Company.

4. RESTRICTIONS ON THE USE OF INSIDER INFORMATION

4.1. Prior to official disclosure of insider information by the Company, insiders shall comply with the confidentiality procedures specified for this type of information by the Regulations for Working with Documents Containing Confidential Information approved by the General Director of the Company and by other by-laws of the Company.

4.2. Insiders shall not disclose any insider information of the Company known to them except if required by the applicable legislation and/or by-laws of the Company.

4.3. Insiders may use insider information of the Company only for the purposes of performance of their professional duties with the Company and/or as specified in the agreements made with the Company.

4.4. Insiders may not use insider information except as required by the applicable legislation and/or by-laws of the Company or for personal benefit or benefit of third parties, including for trading with the Company securities; insiders may not transfer insider information to any third party for the purposes of trading with the Company securities or give any recommendations for trading with the Company securities based on insider information.

4.5. Insiders' obligation not to disclose insider information (prior to its official disclosure by the Company) shall be set forth in agreements made between the Company and insiders.

The non-disclosure obligation of the insiders who are the Company employees may be set forth either in their employment contracts or in specific agreements made with the Company or in their job description.

4.6. To prevent and discontinue unauthorized use of insider information in the course of trading with the Company securities, the General Director, members of the Board and members of the Company Audit Commission shall notify the Company Board of Directors in writing (through the Secretary of the Company) of their intention to perform any transactions with the Company securities prior thereto unless otherwise provided for by the by-laws of the Company.

4.7. Upon official disclosure of insider information of the Company any restrictions provided for herein with regard to the use or disclosure of insider information shall cease to exist unless otherwise provided for by the applicable legislation or by-laws of the Company.

5. DISCLOSURE OF INSIDER INFORMATION

5.1. For the purpose hereof the official disclosure of insider information by the Company shall be deemed to be its publication as set forth by the applicable legislation and/or by-laws of the Company.

5.2. Unauthorized disclosure of insider information by insiders or any other persons shall neither discharge Company of its obligation to disclose such information as required by the applicable legislation and/or by-laws of the Company, nor cancel any restrictions on its use specified in these Regulations prior to official disclosure thereof by the Company.

5.3. If there is no specific form or procedure for publication of a certain type of insider information set forth by the applicable legislation, such information shall be officially disclosed as determined by the Company.

6. LIABILITY

6.1. Insiders shall be liable for unauthorized use and disclosure of insider information as specified by the applicable legislation, by-laws of the Company and provisions of contracts made with the Company.

Exemption number 82-34961
Exhibit 10

APPROVED BY
The Board of Directors
of OJSC Polyus Gold
Minutes No. 1,
dated March 30, 2006

REGULATIONS

on the Internal Financial and Economic Audit

of OJSC Polyus Gold

2006

1. GENERAL

1.1. The present Regulations on Internal Financial and Economic Audit (hereinafter referred to as the "Regulations") of the Open Joint-Stock Company Polyus Gold (hereinafter referred to as the "Company") are approved in accordance with the current legislation, the Charter of the Company (hereinafter referred to as the "Charter") and the Regulations on the Company's Board of Directors.

1.2. These Regulations determine the definition, purposes, guidelines, and procedures of the Company's internal audit (hereinafter referred to as the "Internal Audit"), the functions of the Company's Auditing Service (hereinafter referred to as the "Audit Service") to control the observance of the Internal Audit procedures.

2. DEFINITION, MAIN PURPOSES, GUIDELINES AND PROCEDURES OF INTERNAL AUDIT.

2.1. Internal Audit is a process carried out by the Board of Directors, executive and control authorities, officers and other staff members of the Company aimed at securing reasonable guarantees that the Company shall achieve the goals set by it.

2.2. The main purposes of the Internal Audit are:

- o economic productivity and efficiency of the Company;
- o reliability and authenticity of all Company's reports;
- o observance of laws and the internal regulations of the Company.

2.2. The purposes of conducting the Internal Audit:

2.2.1. early identification and analysis of risks in the Company's activities;

2.2.2. securing the authenticity of the Company's financial and administrative information and reports;

2.2.3. fulfillment of the Company's financial and economic plans;

2.2.4. securing the safety of the Company's assets and the effective use of its resources;

2.2.5. assistance in achieving the optimal organization of the Company;

2.2.6. observance of the existing standards and internal procedures set by the Company.

2.3. Guidelines of the Internal Audit:

2.3.1. evaluation of the efficiency of the Company's organizational structure;

2.3.2. control over the Company's key financial and economic activities and the analysis of the results thereof;

2.3.3. control over the observance of the Company's financial discipline and the execution of the Company's managerial and official decisions;

2.3.4. providing sufficient confidence in the authenticity of the Company's financial statements and the observance of their preparation procedures, as well as the Company's book-keeping requirements;

2.3.5. control over the execution of the Company's and its subdivisions' budgets;

2.3.6. ensuring that the Company's agreements with third parties serve the Company's financial and economic interests;

2.3.7. ensuring that the Company's Internal documents and managerial draft decisions meet the financial and economic interests of the Company.

2.4. The Internal Audit procedures:

2.4.1. the formulation of interconnected and consistent goals and objectives at various levels of the Company management;

2.4.2. the distribution and delegation of key powers and responsibilities within the Company, the provision of effective interaction of the Company's subdivisions and staff;

2.4.3. the detection and analysis of the Company's potential risks, which may prevent the Company from achieving its goals;

2.4.4. the organization of the system of information collection, handling and transmission, including the formation of reports and statements on the Company's operating, financial and other activities, as well as the establishment of high-performance communication channels and resources providing vertical and horizontal ties inside the Company;

2.4.5. informing all the Company's personnel of their responsibilities regarding Internal Audit;

2.4.6. defining the criteria and evaluating the operational efficiency of the Company's structural subdivisions, senior officers, and other employees;

2.4.7. the use of adequate ways of registering events, operations, and transactions;

2.4.8. checking the safety of assets;

2.4.9. the approval and execution of operations only by authorized personnel;

2.4.10. the appropriate documenting of the Internal Audit procedures;

2.4.11. sharing the key responsibilities between the Company officers, including the acceptance, approval, logging, analysis, and check of operations and the delivery, storage, and receipt of resources;

2.4.12. delimiting the access of the Company's managers and auditors, as well as other Company employees, to certain resources and data and assigning liabilities for unauthorized access;

2.4.13. regular assessments of the quality of the Internal Audit system.

2.5. The responsibility for the organization of the Company's Internal Audit rests with the person that functions as the Company's sole executive body.

The heads of the Company's structural subdivisions and other employees are responsible for the Internal Audit design, documentation, implementation, monitoring, and development in compliance with their functions and spheres of incumbency.

For the execution of Internal Audit in certain spheres of the Company's activities, special executives may be assigned and specialized subdivisions formed.

3. INTERNAL AUDIT SYSTEM STATUS AND FUNCTION EVALUATION

3.1. The Company's Board of Directors' Audit Committee evaluates the efficiency of the Company's Internal Audit system.

3.2. The direct evaluation of the Internal Audit system's adequacy, sufficiency and effectiveness, as well as control over the observance of the Internal Audit procedures, are carried out by a specific subdivision of the Company - the Audit Service.

3.3. For the above purposes and to supervise the adherence to the Internal Audit procedures, the Audit Service shall act as follows:

3.3.1. organize and conduct inspections and official investigations of the main financial and economic activities of the Company, as well as engage the staff of other structural subunits of the Company;

3.3.2. analyze and generalize inspection and investigation results (including those conducted by other Company's subdivisions) of the Company's main financial and economic lines;

3.3.3. coordinate the Company subdivisions' work during Internal Audit events;

3.3.4. keep records of the breaches revealed during Internal Audit and provide the information on such breaches to the Company's Board of Directors' Auditing Committee and executive offices;

3.3.5. supervise the elimination of infringements revealed during inspections and investigations;

3.3.6. analyze the results of the Company's audit inspections, control the development and fulfillment of measures to eliminate the breaches revealed during Internal Audits;

3.3.7. prepare proposals to improve the Internal Audit procedures;

3.3.8. develop documents regulating the Audit Service's activities.

4. AUDIT SERVICE ORGANIZATION

4.1. The Audit Service and its officers act under the current legislation, the Charter, these Regulations, the Audit Service Statute, other Internal instruments of the Company, and the Audit Service staff duty regulations.

4.2. The Head of the Audit Service is appointed (dismissed) by the Company Board of Directors' relevant decision. The Contract with the Head of the Audit Service is concluded on behalf of the Company by the General Director of the Company.

4.3. The Audit Service Head's remuneration rate is determined by the Company Board of Directors on the advice of the Auditing Committee of the Company Board of Directors.

4. 4. The appointment procedure and qualifications of contenders for the Audit Service positions are approved by the Auditing Committee of the Board of Directors of the Company.

4.5. The Audit Service officers shall use the information disclosed on duty only in the interests of the Company and following the Company's Internal documentation.

4.6. The Head of the Audit Service is empowered to:

4.6.1. allocate duties among the personnel and organize work of the Audit Service;

4.6.2. call and hold meetings and sessions on the subjects within the Audit Service terms of reference;

4.6.3. request the necessary documents and information from the Company's bodies and subdivisions;

4.6.4. request the Company's officers to produce explanations and comments necessary to control the adherence to the Internal Audit procedures;

4.6.5. request the Company's personnel to provide information on the execution of the Company's management and other officials' decisions adopted following the results of checks and official investigations of the Company's financial and economic activities;

4.6.6. in coordination with the Company's sole executive body or its deputy, involve other employees of the Company's subdivisions in examinations and investigations;

4.6.7. propose incentives for the Company staff members;

4.6.8. make suggestions on bringing to responsibility the Company officers in fault;

4.6.9. report to the Board of Directors' Auditing Committee and the Company's sole executive body on infringements of the Internal Audit procedures;

4.6.10. perform other functions subject to the Company's Audit Service Statute.

4.7. Rendering its duties, the Audit Service prepares newsletters, opinions, reports, recommendations, and other documents to be signed by the Head of the Audit Service. The above documents are submitted to the Auditing Committee of the Board of Directors and to the sole executive body of the Company.

4.8. The Audit Service shall prepare the Annual Report on its activities and submit it for consideration to the Auditing Committee of the Company's Board of Directors and sole executive body.

4.9. While monitoring the observance of the Internal Audit procedures, the Audit Service interacts with the Company's management and subdivisions, acquiring documents and information necessary for its duty according to the established procedure.

Exemption number 82-34961
Exhibit 11

Net Assets Calculation
OJSC Polyus Gold as of March 31, 2006

in '000 rubles

Balance Sheet Line Item Description	Balance Sheet Line Code	Report Period Opening	Report Period Closing Date
I. Assets			
Intangible assets	110		
Fixed assets	120		
Construction in progress	130		
Investments in non-current assets	135		
Long-term and short-term financial investments	140+250-252		58,316,814
Other non-current assets	150		
Provisions	210		
Value added tax on purchases	220		8
Accounts receivable	230+240-244		
Cash	260		10,000,000
Other current assets	270		
Total assets accounted for			68,316,822
II. Liabilities			
Long-term loans and credits repayable	510		
Other long-term liabilities	520		
Short-term loans and credits repayable	610		
Accounts payable	620		6,986
Dividends payable to members (shareholders)	630		
Provisions for liabilities and charges	650		
Other short-term liabilities	660		
Total liabilities accounted for			6,986
Net value of assets			68,309,836

Chief Accountant **Larissa V. Gorbatova**

Exemption number 82-34961
Exhibit 12

Net Assets Calculation
OJSC Polyus Gold as of June 30, 2006

in '000 rubles

Balance Sheet Line Item Description	Balance Sheet Line Code	Report Period Opening	Report Period Closing Date
I. Assets			
Intangible assets	110		
Fixed assets	120		
Construction in progress	130		
Investments in non-current assets	135		
Long-term and short-term financial investments	140+250-252		62,716,814
Other non-current assets	150		
Provisions	210		
Value added tax on purchases	220		
Accounts receivable	230+240-244		47,556
Cash	260		5,632,989
Other current assets	270		
Total assets accounted for			68,397,359
II. Liabilities			
Long-term loans and credits repayable	510		
Other long-term liabilities	520		
Short-term loans and credits repayable	610		
Accounts payable	620		20,396
Dividends payable to members (shareholders)	630		
Provisions for liabilities and charges	650		
Other short-term liabilities	660		
Total liabilities accounted for			20,396
Net value of assets			68,376,963

Chief Accountant **Dmitry A. Steschenko**

(Seal)

Exemption number 82-34961
Exhibit 13

LIST OF AFFILIATED PERSONS

Open Joint Stock Company «Polyus Gold»

(full proprietary name on the joint-stock company)

Issuer's code: 55192 - E

As of 31 03 2006

Issuer's location: Russian Federation, 123104, Moscow, Tverskoy Boulevard, 15, building 1

Information in this List of Affiliated Persons disclosed in accordance with the securities legislation of the Russian Federation

Issuer's web-site: ***http://www.polyusgold.com***

General Director	(signed)	Evgueni.I. Ivanov
03 April 20 06	(seal)	

Issuer's codes	
TIN	7703389295
SRN	1068400002990

I. List of affiliated persons 31 03 2006

No.	Full proprietary name or full name of private person	Location of the entity or private person (only with his/her permission)	Ground(s) for affiliation	Effective date	Affiliated person's stake in the issuer's equity, %	Affiliated person's stake in the issuer's ordinary shares, %
1	2	3	4	5	6	7
1.	Ivanov Evgueni Ivanovich	Not permitted by the private person	1. Served as General Director of the Company 2. Served as member of the Board of Directors 3. Belonged to the same group as the Issuer	March 17, 2006 March 17, 2006 March 17, 2006	-	-
2.	Prokhorov Mikhail Dmitrievich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
3.	Braiko Valery Nikolaevich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
4.	Rudakov Valery Vladimirovich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	0.00593565	0.00593565
5.	Morozov Denis Stanislavovich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	0.00000367	0.00000367
6.	Klishas Andrey Alexandrovich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
7.	Salnikova Ekaterina Mikhailovna	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
8.	Rodney B. Berens	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
9.	Lord Patrick James Gillford	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-

10.	Closed Joint Stock Company Gold-Mining Company Polyus	663280, Krasnoyarsk krai, Seveo-Yeniseysky, Belinskogo st., 2-B	Belonged to the same group as the Issuer	March 24, 2006	-	-
11.	Lena Gold-Mining Company Open Joint Stock Company Lenzoloto	Irkutsk region, Bodaibo, Mira st., 2	Belonged to the same group as the Issuer	March 24, 2006	-	-
12.	Open Joint Stock Company Matrosov mine	Matrosov, Tenkinsky district Magadan region	Belonged to the same group as the Issuer	March 24, 2006	-	-
13.	Limited Liability Company Lena Gold Ore Company	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
14.	Jenington International Inc.	Akara Bldg., 24 de Castro Street Wickhams Cay I, Road Town Tortola, British Virgin Island	Belonged to the same group as the Issuer	March 24, 2006	-	-
15.	Limited Liability Company Private Security Entity Polyus Shield	Krasnoyarsk	Belonged to the same group as the Issuer	March 24, 2006	-	-
16.	Open Joint Stock Company Yakutia Mining Company	Sakha Republic (Yakutia), 677000, Yakutsk, Lenina pr., 3-1	Belonged to the same group as the Issuer	March 24, 2006	-	-
17.	Open Joint Stock Company Aldanzoloto Mining Company	Sakha Republic (Yakutia), Aldan district Nizhny Kuranakh, Stroitel'naya st., 14	Belonged to the same group as the Issuer	March 24, 2006	-	-
18.	Open Joint Stock Company Sibir Complex Exploration Expedition Sibzolotorazvedka	660075, Krasnoyarsk, Krasnaya Gvardia st., 24	Belonged to the same group as the Issuer	March 24, 2006	-	-
19.	Open Joint Stock Company Pervenets	Irkutsk region, Bodaibo, Mira st., 2	Belonged to the same group as the Issuer	March 24, 2006	-	-
20.	Closed Joint Stock Company Mining Company Sukhoi Log	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
21.	Closed Joint Stock Company Vitimenergo	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
22.	Closed Joint Stock Company Tonoda	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
23.	Limited Liability Company Vitimservice	Irkutsk region, Bodaibo, Stoyanovicha st., 32	Belonged to the same group as the Issuer	March 24, 2006	-	-
24.	Limited Liability Company Vitim-Baikal	Irkutsk region, Bodaibo, Lenina st., 21	Belonged to the same group as the Issuer	March 24, 2006	-	-
25.	Limited Liability Company Lenzolotodortrans	Irkutsk region, Bodaibo, Irkutskaya st., 1	Belonged to the same group as the Issuer	March 24, 2006	-	-
26.	Limited Liability Company Lengeo	Irkutsk region, Bodaibo, Irkutskaya st., 2B.	Belonged to the same group as the Issuer	March 24, 2006	-	-
27.	Limited Liability Company Alfa-B	Irkutsk region, Bodaibo, Lenina st., 21	Belonged to the same group as the Issuer	March 24, 2006	-	-
28.	Closed Joint Stock Company Lensib	Irkutsk region, Bodaibo, 30 let Pobedy st., 22-A	Belonged to the same group as the Issuer	March 24, 2006	-	-
29.	Closed Joint Stock Company Sevzoto	Irkutsk region, Bodaibo, Krasnoarmeiskaya st., 83	Belonged to the same group as the Issuer	March 24, 2006	-	-
30.	Closed Joint Stock Company	Irkutsk region, Bodaibo, Nagornaya st., 11	Belonged to the same group as the Issuer	March 24,	-	-

	Charazoto			2006		
31.	Closed Joint Stock Company Svetly	Irkutsk region, Bodaibo, Stoyanovicha st., 34	Belonged to the same group as the Issuer	March 24, 2006	-	-
32.	Closed Joint Stock Company Marakan	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
33.	Closed Joint Stock Company Dalnaya Taiga	Irkutsk region, Bodaibo, Zheleznodorozhnaya st., 8	Belonged to the same group as the Issuer	March 24, 2006	-	-
34.	Closed Joint Stock Company Nadezhdinskoe	Irkutsk region, Bodaibo district, Balakhninsky	Belonged to the same group as the Issuer	March 24, 2006	-	-
35.	Limited Liability Company Secondary Precious Metals	Irkutsk	Belonged to the same group as the Issuer	March 24, 2006	-	-
36.	Limited Liability Company Lena Repair Entity	Irkutsk region, Bodaibo, 30 let Pobedy st., 38	Belonged to the same group as the Issuer	March 24, 2006	-	-
37.	Limited Liability Company Scientific Production Center Perspective	Irkutsk region, Bodaibo, Stoyanovich st., 18	Belonged to the same group as the Issuer	March 24, 2006	-	-
38.	Limited Liability Company Project Production Center Lenzolotoproekt	Irkutsk region, Bodaibo, Mira st., 2	Belonged to the same group as the Issuer	March 24, 2006	-	-
39.	Closed Joint Stock Company Gold-Mining Company Lenzoloto	Irkutsk region, Bodaibo, Mira st., 4	Belonged to the same group as the Issuer	March 24, 2006	-	-
40.	Closed Joint Stock Company Lena Mining Company	Irkutsk region, Bodaibo, Stoyanovich st., 34	Belonged to the same group as the Issuer	March 24, 2006	-	-
41.	Limited Liability Company Angara plot	Irkutsk region, Usolsk district, Razdolie, Dubodernya	Belonged to the same group as the Issuer	March 24, 2006	-	-
42.	Limited Liability Company Gromovsky	Irkutsk region, Bodaibo, Krasnoarmeiskaya st., 83	Belonged to the same group as the Issuer	March 24, 2006	-	-
43.	Open Joint Stock Company Yuzhno Verkhoyansk Mining Company	Sakha Republic (Yakutia), Yakutsk, Lenina pr., 3-1	Belonged to the same group as the Issuer	March 17, 2006	-	-
44.	Bakulev Ivan Leonidovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
45.	Gorbatova Larissa Valer'evna	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
46.	Pikhoya German Rudolfovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
47.	Spirin Sergey Vladimirovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
48.	Borisanov Artem Alexandrovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
49.	Sovmen Vladimir Kushukovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
50.	Kazimirov Mikhail Pavlovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-

LIST OF AFFILIATED PERSONS

Open Joint Stock Company «Polyus Gold»

(full proprietary name on the joint-stock company)

Issuer's code: 55192 - E

As of 30 06 2006

Issuer's location: Russian Federation, 123104, Moscow, Tverskoy Boulevard, 15, building 1

Information in this List of Affiliated Persons disclosed in accordance with the securities legislation of the Russian Federation

Issuer's web-site: ***http://www.polyusgold.com***

General Director	(signed)	Evgueni.I. Ivanov
03 July 20 06	(seal)	

Issuer's codes	
TIN	7703389295
SRN	1068400002990

I. List of affiliated persons 30 06 2006

No.	Full proprietary name or full name of private person	Location of the entity or private person (only with his/her permission)	Ground(s) for affiliation	Effective date	Affiliated person's stake in the issuer's equity, %	Affiliated person's stake in the issuer's ordinary shares, %
1	2	3	4	5	6	7
1.	Ivanov Evgueni Ivanovich	Not permitted by the private person	1. Served as General Director of the Company 2. Served as member of the Board of Directors 3. Belonged to the same group as the Issuer	March 17, 2006 March 17, 2006 March 17, 2006	-	-
2.	Prokhorov Mikhail Dmitrievich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
3.	Braiko Valery Nikolaevich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
4.	Rudakov Valery Vladimirovich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	0.00593565	0.00593565
5.	Morozov Denis Stanislavovich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	0.00000367	0.00000367
6.	Klishas Andrey Alexandrovich	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
7.	Salnikova Ekaterina Mikhailovna	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
8.	Rodney B. Berens	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-
9.	Lord Patrick James Gillford	Not permitted by the private person	Served as member of the Board of Directors	March 17, 2006	-	-

10.	Closed Joint Stock Company Gold-Mining Company Polyus	663280, Krasnoyarsk krai, Seveo-Yeniseysky, Belinskogo st., 2-B	Belonged to the same group as the Issuer	March 24, 2006	-	-
11.	Lena Gold-Mining Company Open Joint Stock Company Lenzoloto	Irkutsk region, Bodaibo, Mira st., 2	Belonged to the same group as the Issuer	March 24, 2006	-	-
12.	Open Joint Stock Company Matrosov mine	Matrosov, Tenkinsky district Magadan region	Belonged to the same group as the Issuer	March 24, 2006	-	-
13.	Limited Liability Company Lena Gold Ore Company	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
14.	Jenington International Inc.	Akara Bldg., 24 de Castro Street Wickhams Cay I, Road Town Tortola, British Virgin Island	Belonged to the same group as the Issuer	March 24, 2006	-	-
15.	Limited Liability Company Private Security Entity Polyus Shield	Krasnoyarsk	Belonged to the same group as the Issuer	March 24, 2006	-	-
16.	Open Joint Stock Company Yakutia Mining Company	Sakha Republic (Yakutia), 677000, Yakutsk, Lenina pr., 3-1	Belonged to the same group as the Issuer	March 24, 2006	-	-
17.	Open Joint Stock Company Aldanzoloto Mining Company	Sakha Republic (Yakutia), Aldan district Nizhny Kuranakh, Stroitel'naya st., 14	Belonged to the same group as the Issuer	March 24, 2006	-	-
18.	Open Joint Stock Company Sibir Complex Exploration Expedition Sibzolotorazvedka	660075, Krasnoyarsk, Krasnaya Gvardia st., 24	Belonged to the same group as the Issuer	March 24, 2006	-	-
19.	Open Joint Stock Company Pervenets	Irkutsk region, Bodaibo, Mira st., 2	Belonged to the same group as the Issuer	March 24, 2006	-	-
20.	Closed Joint Stock Company Mining Company Sukhoi Log	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
21.	Closed Joint Stock Company Vitimenergo	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
22.	Closed Joint Stock Company Tonoda	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
23.	Limited Liability Company Vitimservice	Irkutsk region, Bodaibo, Stoyanovicha st., 32	Belonged to the same group as the Issuer	March 24, 2006	-	-
24.	Limited Liability Company Vitim-Baikal	Irkutsk region, Bodaibo, Lenina st., 21	Belonged to the same group as the Issuer	March 24, 2006	-	-
25.	Limited Liability Company Lenzolotodortrans	Irkutsk region, Bodaibo, Irkutskaya st., 1	Belonged to the same group as the Issuer	March 24, 2006	-	-
26.	Limited Liability Company Lengeo	Irkutsk region, Bodaibo, Irkutskaya st., 2B.	Belonged to the same group as the Issuer	March 24, 2006	-	-
27.	Limited Liability Company Alfa-B	Irkutsk region, Bodaibo, Lenina st., 21	Belonged to the same group as the Issuer	March 24, 2006	-	-
28.	Closed Joint Stock Company Lensib	Irkutsk region, Bodaibo, 30 let Pobedy st., 22-A	Belonged to the same group as the Issuer	March 24, 2006	-	-
29.	Closed Joint Stock Company Sevzoto	Irkutsk region, Bodaibo, Krasnoarmeiskaya st., 83	Belonged to the same group as the Issuer	March 24, 2006	-	-
30.	Closed Joint Stock Company	Irkutsk region, Bodaibo, Nagornaya st., 11	Belonged to the same group as the Issuer	March 24,	-	-

	Charazoto			2006		
31.	Closed Joint Stock Company Svetly	Irkutsk region, Bodaibo, Stoyanovicha st., 34	Belonged to the same group as the Issuer	March 24, 2006	-	-
32.	Closed Joint Stock Company Marakan	Irkutsk region, Bodaibo	Belonged to the same group as the Issuer	March 24, 2006	-	-
33.	Closed Joint Stock Company Dalnaya Taiga	Irkutsk region, Bodaibo, Zheleznodorozhnaya st., 8	Belonged to the same group as the Issuer	March 24, 2006	-	-
34.	Closed Joint Stock Company Nadezhdinskoe	Irkutsk region, Bodaibo district, Balakhninsky	Belonged to the same group as the Issuer	March 24, 2006	-	-
35.	Limited Liability Company Secondary Precious Metals	Irkutsk	Belonged to the same group as the Issuer	March 24, 2006	-	-
36.	Limited Liability Company Lena Repair Entity	Irkutsk region, Bodaibo, 30 let Pobedy st., 38	Belonged to the same group as the Issuer	March 24, 2006	-	-
37.	Limited Liability Company Scientific Production Center Perspective	Irkutsk region, Bodaibo, Stoyanovich st., 18	Belonged to the same group as the Issuer	March 24, 2006	-	-
38.	Limited Liability Company Project Production Center Lenzolotoproekt	Irkutsk region, Bodaibo, Mira st., 2	Belonged to the same group as the Issuer	March 24, 2006	-	-
39.	Closed Joint Stock Company Gold-Mining Company Lenzoloto	Irkutsk region, Bodaibo, Mira st., 4	Belonged to the same group as the Issuer	March 24, 2006	-	-
40.	Closed Joint Stock Company Lena Mining Company	Irkutsk region, Bodaibo, Stoyanovich st., 34	Belonged to the same group as the Issuer	March 24, 2006	-	-
41.	Limited Liability Company Angara plot	Irkutsk region, Usolsk district, Razdolie, Dubodernya	Belonged to the same group as the Issuer	March 24, 2006	-	-
42.	Limited Liability Company Gromovsky	Irkutsk region, Bodaibo, Krasnoarmeiskaya st., 83	Belonged to the same group as the Issuer	March 24, 2006	-	-
43.	Open Joint Stock Company Yuzhno Verkhoyansk Mining Company	Sakha Republic (Yakutia), Yakutsk, Lenina pr., 3-1	Belonged to the same group as the Issuer	March 17, 2006	-	-
44.	Bakulev Ivan Leonidovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
45.	Gorbatova Larissa Valer'evna	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
46.	Pikhoya German Rudolfovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
47.	Spirin Sergey Vladimirovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
48.	Borisanov Artem Alexandrovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
49.	Sovmen Vladimir Kushukovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
50.	Kazimirov Mikhail Pavlovich	Not permitted by the private person	Belonged to the same group as the Issuer	March 17, 2006	-	-
51.	Closed Joint Stock Company Mamakan GES	666911, Irkutsk region, Bodaibo district, Mamakan, Krasnoarmeiskaya st., 15	Belonged to the same group as the Issuer	March 24, 2006		
52.	Closed Joint Stock Company	Irkutsk region, Bodaibo, Substation	Belonged to the same group as the Issuer	March 24,		

	Vitimenergosbyt			2006		
53.	Polyus Investments (Cyprus) Ltd.	Karaiskaki, 38, KANIKA ALEXANDER, 1st floor, Flat/Office, 113 CD P.C. 3737, Limassol, Cyprus	Belonged to the same group as the Issuer	April 18, 2006		

II. Changes to the List of Affiliated Persons for the period

from 31 03 2006 **to** 30 06 2006

No.	Change	Effective date	Date of introduction of changes to the List of Affiliated Persons
53.	The entity included into the list	April 18, 2006	April 18, 2006

Information of affiliated person before the change:

2	3	4	5	6	7
The entity was not affiliated with the Issuer	-	-	-	-	-

Information of affiliated person after the change:

Polyus Investments (Cyprus) Ltd.	Karaiskaki, 38 KANIKA ALEXANDER, 1st floor, Flat/Office 113 CD P.C. 3737, Limassol, Cyprus	Belonged to the same group as the Issuer	April 18, 2006	-	-

Report of OJSC Polyus Gold on Compliance with Corporate Governance Rules Established for the 'B' Listed Companies on the Moscow Interbank Stock Exchange (listing stage)

#	Description of the Rules of Corporate Governance	Compliance (Complied, partial, not complied)	Notes
1.	The issuer is required to form a Board of Directors elected by cumulative vote.	Complied	1) Minutes of the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006. 2) Article 2.1. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006.
2.	The issuer's Board is required to have at least 1 independent director meeting the following criteria: - such director is not, and has not been for 3 years before election, an officer or an employee of the issuer; - such director is not an officer of another company where any other officer of the issuer is a member of the Board's personnel and compensations committee; - such director is not a spouse, parent, child or sibling of any officer of the issuer; - such director is not an affiliate of the issuer or its affiliates; - such director is not a party to an arrangement with the issuer under the terms and conditions of which he/she may acquire property (receive cash) amounting to 10 or more percent of the aggregate annual income of such director, save for the compensation payable to him/her as a member of the issuer's Board; - such director is not a representative of the government.	Complied	1) Independent directors are Valery N. Braiko, Lord Gillford, Rodney B. Berens. 2) article 6.2.8. of the Charter approved by the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006 3) article 2.2. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006.
3.	1) The Board is required to create a committee, its sole functions to be evaluation and recommendation of the company auditor, review of the auditor's report, evaluation of efficiency of the internal control procedures and proposal for further development thereof (audit committee) chaired by an independent director. 2) The Audit Committee is comprised of independent directors only, and if this is not possible – of independent and non-executive directors (directors who are not the sole executive body and/or members of the collective executive body of the issuer). 3) The Audit Committee comments to the auditor's report are required to be included into the information package delivered prior to the Annual General Shareholders Meeting of the issuer.	Complied	1) Minutes of the Board of Directors meeting No. 1 as of March 30, 2006. 2) Audit Committee Charter approved by the Board of Directors, minutes No.3 as of April 30, 2006 3) Members of the Audit Committee are: - Rodney B. Berens – Committee Chairman (independent director) - Denis S. Morozov - Member of the Audit Committee (non-executive director) - Ekaterina M. Salnikova - Member of the Audit Committee (non-executive director) 4) article 2.3.1. Audit Committee charter.
4.	The by-laws of the issuer are required to establish the duty of the Board members, members of the collective executive body, the sole executive body, including the management company and its officers, to disclose their holding of the issuer's securities and disposal and/or purchase of the issuer's securities	Complied	Articles 6.8 and 7.7 of the Charter
5.	The Board is required to adopt a regulation on handling of information about the issuer's operations, company securities and transactions therewith which is not in the public domain and disclosure of which may materially affect the market value of the issuer's securities.	Complied	Regulations on Insider Information OJSC Polyus Gold, approved by the Board of Directors, minutes No.1 as of March 30, 2006
6.	The Board is required to adopt procedures of internal control over the issuer's operations which will be monitored for compliance by a subdivision of the issuer and all breaches will be reported to the Audit Committee.	Complied	1) Order of the General Director No.2 as of March 28, 2006. 2) Regulations on the internal control system, approved by the Board of Directors, minutes No.1 as of March 30, 2006.
7.	Notice of the general shareholders meeting is required to be given at least 30 days prior to the date of the meeting unless a longer period is provided for by the legislation.	Complied	Article 5.4 of the Company's Charter.
8.	The stock company has committed not to waive the obligation of the purchaser of 30 or more percent of ordinary shares in the capital of the company to make an offer to the shareholders to sell their ordinary shares in the company (equity securities convertible into ordinary shares).	Complied	The Company's Charter does not contain such provision.

General Director **Evgueni I. Ivanov**

Exemption number 82-34961
Exhibit 16

Report of OJSC Polyus Gold on Compliance with Corporate Governance Rules Established for the 'B' Listed Companies on the Moscow Interbank Stock Exchange (as of June 30, 2006)

#	Description of the Rules of Corporate Governance	Compliance (Complied, partial, not complied)	Notes
1.	The issuer is required to form a Board of Directors elected by cumulative vote.	Complied	1) Minutes of the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006. 2) Article 2.1. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006.
2.	The issuer's Board is required to have at least 1 independent director meeting the following criteria: - such director is not, and has not been for 3 years before election, an officer or an employee of the issuer; - such director is not an officer of another company where any other officer of the issuer is a member of the Board's personnel and compensations committee; - such director is not a spouse, parent, child or sibling of any officer of the issuer; - such director is not an affiliate of the issuer or its affiliates; - such director is not a party to an arrangement with the issuer under the terms and conditions of which he/she may acquire property (receive cash) amounting to 10 or more percent of the aggregate annual income of such director, save for the compensation payable to him/her as a member of the issuer's Board; - such director is not a representative of the government.	Complied	1) Independent directors are Valery N. Braiko, Lord Gillford, Rodney B. Berens. 2) article 6.2.8. of the Charter approved by the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006 3) article 2.2. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006.
3.	1) The Board is required to create a committee, its sole functions to be evaluation and recommendation of the company auditor, review of the auditor's report, evaluation of efficiency of the internal control procedures and proposal for further development thereof (audit committee) chaired by an independent director. 2) The Audit Committee is comprised of independent directors only, and if this is not possible – of independent and non-executive directors (directors who are not the sole executive body and/or members of the collective executive body of the issuer). 3) The Audit Committee comments to the auditor's report are required to be included into the information package delivered prior to the Annual General Shareholders Meeting of the issuer.	Complied	1) Minutes of the Board of Directors meeting No. 1 as of March 30, 2006. 2) Audit Committee Charter approved by the Board of Directors, minutes No.3 as of April 30, 2006 3) Members of the Audit Committee are: - Rodney B. Berens – Committee Chairman (independent director) - Denis S. Morozov - Member of the Audit Committee (non-executive director) - Ekaterina M. Salnikova - Member of the Audit Committee (non-executive director) 4) article 2.3.1. Audit Committee charter.
4.	The by-laws of the issuer are required to establish the duty of the Board members, members of the collective executive body, the sole executive body, including the management company and its officers, to disclose their holding of the issuer's securities and disposal and/or purchase of the issuer's securities	Complied	Articles 6.8 and 7.7 of the Charter
5.	The Board is required to adopt a regulation on handling of information about the issuer's operations, company securities and transactions therewith which is not in the public domain and disclosure of which may materially affect the market value of the issuer's securities.	Complied	Regulations on Insider Information OJSC Polyus Gold, approved by the Board of Directors, minutes No.1 as of March 30, 2006
6.	The Board is required to adopt procedures of internal control over the issuer's operations which will be monitored for compliance by a subdivision of the issuer and all breaches will be reported to the Audit Committee.	Complied	1) Order of the General Director No.2 as of March 28, 2006. 2) Regulations on the internal control system, approved by the Board of Directors, minutes No.1 as of March 30, 2006.
7.	Notice of the general shareholders meeting is required to be given at least 30 days prior to the date of the meeting unless a longer period is provided for by the legislation.	Complied	Article 5.4 of the Company's Charter.
8.	The stock company has committed not to waive the obligation of the purchaser of 30 or more percent of ordinary shares in the capital of the company to make an offer to the shareholders to sell their ordinary shares in the company (equity securities convertible into ordinary shares).	Complied	The Company's Charter does not contain such provision.

General Director **Evgueni I. Ivanov**

Report of OJSC Polyus Gold on Compliance with Corporate Governance Rules Established for the 'B' Listed Companies on the Russian Trading System Stock Exchange (listing stage)

#	Description of the Rules of Corporate Governance	Compliance (Complied, partial, not complied)	Notes
1.	The issuer is required to form a Board of Directors elected by cumulative vote.	Complied	1) Minutes of the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006. 2) Article 2.1. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006.
2.	The issuer's Board is required to have at least 1 independent director meeting the following criteria: - such director is not, and has not been for 3 years before election, an officer or an employee of the issuer; - such director is not an officer of another company where any other officer of the issuer is a member of the Board's personnel and compensations committee; - such director is not a spouse, parent, child or sibling of any officer of the issuer; - such director is not an affiliate of the issuer or its affiliates; - such director is not a party to an arrangement with the issuer under the terms and conditions of which he/she may acquire property (receive cash) amounting to 10 or more percent of the aggregate annual income of such director, save for the compensation payable to him/her as a member of the issuer's Board; - such director is not a representative of the government.	Complied	1) Independent directors are Valery N. Braiko, Lord Gillford, Rodney B. Berens. 2) article 6.2.8. of the Charter approved by the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006 3) article 2.2. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006.
3.	1) The Board is required to create a committee, its sole functions to be evaluation and recommendation of the company auditor, review of the auditor's report, evaluation of efficiency of the internal control procedures and proposal for further development thereof (audit committee) chaired by an independent director. 2) The Audit Committee is comprised of independent directors only, and if this is not possible – of independent and non-executive directors (directors who are not the sole executive body and/or members of the collective executive body of the issuer). 3) The Audit Committee comments to the auditor's report are required to be included into the information package delivered prior to the Annual General Shareholders Meeting of the issuer.	Complied	1) Minutes of the Board of Directors meeting No. 1 as of March 30, 2006. 2) Audit Committee Charter approved by the Board of Directors, minutes No.3 as of April 30, 2006 3) Members of the Audit Committee are: - Rodney B. Berens – Committee Chairman (independent director) - Denis S. Morozov - Member of the Audit Committee (non-executive director) - Ekaterina M. Salnikova - Member of the Audit Committee (non-executive director) 4) article 2.3.1. Audit Committee charter.
4.	The by-laws of the issuer are required to establish the duty of the Board members, members of the collective executive body, the sole executive body, including the management company and its officers, to disclose their holding of the issuer's securities and disposal and/or purchase of the issuer's securities	Complied	Articles 6.8 and 7.7 of the Charter
5.	The Board is required to adopt a regulation on handling of information about the issuer's operations, company securities and transactions therewith which is not in the public domain and disclosure of which may materially affect the market value of the issuer's securities.	Complied	Regulations on Insider Information OJSC Polyus Gold, approved by the Board of Directors, minutes No.1 as of March 30, 2006
6.	The Board is required to adopt procedures of internal control over the issuer's operations which will be monitored for compliance by a subdivision of the issuer and all breaches will be reported to the Audit Committee.	Complied	1) Order of the General Director No.2 as of March 28, 2006. 2) Regulations on the internal control system, approved by the Board of Directors, minutes No.1 as of March 30, 2006.
7.	Notice of the general shareholders meeting is required to be given at least 30 days prior to the date of the meeting unless a longer period is provided for by the legislation.	Complied	Article 5.4 of the Company's Charter.
8.	The stock company has committed not to waive the obligation of the purchaser of 30 or more percent of ordinary shares in the capital of the company to make an offer to the shareholders to sell their ordinary shares in the company (equity securities convertible into ordinary shares).	Complied	The Company's Charter does not contain such provision.

General Director **Evgueni I. Ivanov**

Exemption number 82-34961
Exhibit 18

Report of OJSC Polyus Gold on Compliance with Corporate Governance Rules Established for the 'B' Listed Companies on the Russian Trading System Stock Exchange (as of June 30, 2006)

RECEIVED
2006 AUG -8 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

#	Description of the Rules of Corporate Governance	Compliance (Complied, partial, not complied)	Notes
1.	The issuer is required to form a Board of Directors elected by cumulative vote.	Complied	1) Minutes of the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006. 2) Article 2.1. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006.
2.	The issuer's Board is required to have at least 1 independent director meeting the following criteria: - such director is not, and has not been for 3 years before election, an officer or an employee of the issuer; - such director is not an officer of another company where any other officer of the issuer is a member of the Board's personnel and compensations committee; - such director is not a spouse, parent, child or sibling of any officer of the issuer; - such director is not an affiliate of the issuer or its affiliates; - such director is not a party to an arrangement with the issuer under the terms and conditions of which he/she may acquire property (receive cash) amounting to 10 or more percent of the aggregate annual income of such director, save for the compensation payable to him/her as a member of the issuer's Board; - such director is not a representative of the government.	Complied	1) Independent directors are Valery N. Braiko, Lord Gillford, Rodney B. Berens. 2) article 6.2.8. of the Charter approved by the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006 3) article 2.2. Regulations of the Board of Directors, approved by the General Shareholders Meeting OJSC Polyus Gold as of March 3, 2006.
3.	1) The Board is required to create a committee, its sole functions to be evaluation and recommendation of the company auditor, review of the auditor's report, evaluation of efficiency of the internal control procedures and proposal for further development thereof (audit committee) chaired by an independent director. 2) The Audit Committee is comprised of independent directors only, and if this is not possible – of independent and non-executive directors (directors who are not the sole executive body and/or members of the collective executive body of the issuer). 3) The Audit Committee comments to the auditor's report are required to be included into the information package delivered prior to the Annual General Shareholders Meeting of the issuer.	Complied	1) Minutes of the Board of Directors meeting No. 1 as of March 30, 2006. 2) Audit Committee Charter approved by the Board of Directors, minutes No.3 as of April 30, 2006 3) Members of the Audit Committee are: - Rodney B. Berens – Committee Chairman (independent director) - Denis S. Morozov - Member of the Audit Committee (non-executive director) - Ekaterina M. Salnikova - Member of the Audit Committee (non-executive director) 4) article 2.3.1. Audit Committee charter.
4.	The by-laws of the issuer are required to establish the duty of the Board members, members of the collective executive body, the sole executive body, including the management company and its officers, to disclose their holding of the issuer's securities and disposal and/or purchase of the issuer's securities	Complied	Articles 6.8 and 7.7 of the Charter
5.	The Board is required to adopt a regulation on handling of information about the issuer's operations, company securities and transactions therewith which is not in the public domain and disclosure of which may materially affect the market value of the issuer's securities.	Complied	Regulations on Insider Information OJSC Polyus Gold, approved by the Board of Directors, minutes No.1 as of March 30, 2006
6.	The Board is required to adopt procedures of internal control over the issuer's operations which will be monitored for compliance by a subdivision of the issuer and all breaches will be reported to the Audit Committee.	Complied	1) Order of the General Director No.2 as of March 28, 2006. 2) Regulations on the internal control system, approved by the Board of Directors, minutes No.1 as of March 30, 2006.
7.	Notice of the general shareholders meeting is required to be given at least 30 days prior to the date of the meeting unless a longer period is provided for by the legislation.	Complied	Article 5.4 of the Company's Charter.
8.	The stock company has committed not to waive the obligation of the purchaser of 30 or more percent of ordinary shares in the capital of the company to make an offer to the shareholders to sell their ordinary shares in the company (equity securities convertible into ordinary shares).	Complied	The Company's Charter does not contain such provision.

General Director **Evgueni I. Ivanov**

INFORMATION DISCLOSURE
"ACQUISITION OF 100% SHARES OF CJSC POLYUS BY OJSC POLYUS GOLD"

Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

Issuer's short proprietary name: OJSC Polyus Gold.

Location: 123104, Moscow, Tverskoy Boulevard, 5-1

State Registration Number (OGRN): 1068400002990

Issuer's unique code assigned by registration authority: not assigned

Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

Full proprietary name of acquired entity: Closed Joint Stock Company Goldmining Company Polyus

Location: 663280, Krasnoyarsk krai, Severo-Yeniseysky, Belinskogo st., 2-B

The issuers' stake in the equity of the entity named above before the acquisition: none

The issuers' stake in the voting shares of the entity named above before the acquisition: none

The issuers' stake in the equity of the entity named above after the acquisition: 100%.

The issuers' stake in the voting shares of the entity named above after the acquisition: 100%.

The date of registration of the acquired voting shares transfer: March 24, 2006.

REPORT ON MATERIAL INFORMATION
"INCLUSION OF OJSC POLYUS GOLD'S SECURITIES INTO THE LIST OF SECURITIES ADMITTED TO TRADE BY THE STOCK EXCHANGE"

1. General Information.

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

1.2. Issuer's short proprietary name: OJSC Polyus Gold.

1.3. Location: 123104, Moscow, Tverskoy Boulevard, 5-1

1.4. State Registration Number (OGRN): 1068400002990

1.5. Taxpayer's Identification Number (TIN): 7703389295

1.6. Issuer's unique code assigned by registration authority: 55192-E

1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. Material Information.

2.1. Proprietary name of the stock exchange: Closed Joint Stock Company MICEX Stock Exchange.

2.2. Type and category of the issuer's securities included into list and admitted to trade by the stock exchange: ordinary shares.

2.3. The quotation list where securities be traded: the securities are admitted to trade on non-listed basis.

3. Signature.

3.1. General Director ____________ Evgueni I. Ivanov

3.2. Date: May 12, 2006.

REPORT ON MATERIAL INFORMATION "INCLUSION OF OJSC POLYUS GOLD'S SECURITIES INTO THE LIST OF SECURITIES ADMITTED TO TRADE BY THE STOCK EXCHANGE"

1. **General Information.**

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

1.2. Issuer's short proprietary name: OJSC Polyus Gold.

1.3. Location: 123104, Moscow, Tverskoy Boulevard, 5-1

1.4. State Registration Number (OGRN): 1068400002990

1.5. Taxpayer's Identification Number (TIN): 7703389295

1.6. Issuer's unique code assigned by registration authority: 55192-E

1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. **Material Information.**

2.1. Proprietary name of the stock exchange: Closed Joint Stock Company MICEX Stock Exchange.

2.2. Type and category of the issuer's securities included into list and admitted to trade by the stock exchange: ordinary shares.

2.3. The quotation list where securities be traded: B-Level Quotation List.

3. **Signature.**

3.1. General Director ____________ Evgueni I. Ivanov

3.2. Date: May 22, 2006.

REPORT ON MATERIAL INFORMATION "CONCLUSION OF THE AGREEMENT WITH THE STOCK EXCHANGE ON LISTING OF OJSC POLYUS GOLD'S SECURITIES"

1. **General Information.**

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

1.2. Issuer's short proprietary name: OJSC Polyus Gold.

1.3. Location: 123104, Moscow, Tverskoy Boulevard, 5-1

1.4. State Registration Number (OGRN): 1068400002990

1.5. Taxpayer's Identification Number (TIN): 7703389295

1.6. Issuer's unique code assigned by registration authority: 55192-E

1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. **Material Information.**

2.1. Proprietary name of the stock exchange: Closed Joint Stock Company MICEX Stock Exchange.

2.2. Type and category of the issuer's securities listed by the stock exchange: ordinary shares.

2.3. The date of signing and number of the listing agreement: Agreement No. B-95 as of May 19, 2006.

3. **Signature.**

3.1. General Director ______________ Evgueni I. Ivanov

3.2. Date: May 23, 2006.

REPORT ON MATERIAL INFORMATION "INCLUSION OF OJSC POLYUS GOLD'S SECURITIES INTO THE LIST OF SECURITIES ADMITTED TO TRADE BY THE STOCK EXCHANGE"

1. **General Information.**

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.
1.2. Issuer's short proprietary name: OJSC Polyus Gold.
1.3. Location: 123104, Moscow, Tverskoy Boulevard, 5-1
1.4. State Registration Number (OGRN): 1068400002990
1.5. Taxpayer's Identification Number (TIN): 7703389295
1.6. Issuer's unique code assigned by registration authority: 55192-E
1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***
1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. **Material Information.**

2.1. Proprietary name of the stock exchange: Non-Profit Partnership Russian Trading System Stock Exchange.
2.2. Type and category of the issuer's securities included into list and admitted to trade by the stock exchange: ordinary shares.
2.3. The quotation list where securities be traded: B-Level Quotation List.

3. **Signature.**

3.1. General Director ____________ Evgueni I. Ivanov
3.2. Date: May 12, 2006.

REPORT ON MATERIAL INFORMATION "CONCLUSION OF THE AGREEMENT WITH THE STOCK EXCHANGE ON LISTING OF OJSC POLYUS GOLD'S SECURITIES"

1. General Information.

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

1.2. Issuer's short proprietary name: OJSC Polyus Gold.

1.3. Location: 123104, Moscow, Tverskoy Boulevard, 5-1

1.4. State Registration Number (OGRN): 1068400002990

1.5. Taxpayer's Identification Number (TIN): 7703389295

1.6. Issuer's unique code assigned by registration authority: 55192-E

1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. Material Information.

2.1. Proprietary name of the stock exchange: Non-Profit Partnership Russian Trade System Stock Exchange.

2.2. Type and category of the issuer's securities listed by the stock exchange: ordinary shares.

2.3. The date of signing and number of the listing agreement: Agreement No. 65/L as of May 10, 2006.

3. Signature.

3.1. General Director ____________ Evgueni I. Ivanov

3.2. Date: May 10, 2006.

Exemption number 82-34961
Exhibit 25

REPORT ON MATERIAL INFORMATION
"INCLUSION OF OJSC POLYUS GOLD'S SECURITIES INTO THE LIST OF SECURITIES ADMITTED TO TRADE BY THE STOCK EXCHANGE"

1. **General Information.**

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.
1.2. Issuer's short proprietary name: OJSC Polyus Gold.
1.3. Location: 123104, Moscow, Tverskoy Boulevard, 5-1
1.4. State Registration Number (OGRN): 1068400002990
1.5. Taxpayer's Identification Number (TIN): 7703389295
1.6. Issuer's unique code assigned by registration authority: 55192-E
1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***
1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. **Material Information.**

2.1. Proprietary name of the stock exchange: Open Joint Stock Company Russian Trading System Stock Exchange.
2.2. Type and category of the issuer's securities included into list and admitted to trade by the stock exchange: ordinary shares.
2.3. The quotation list where securities be traded: the securities are admitted to trade on non-listed basis.

3. **Signature.**

3.1. General Director _____________ Evgueni I. Ivanov
3.2. Date: June 28, 2006.

Exemption number 82-34961
Exhibit 26

REPORT ON MATERIAL INFORMATION "GRANTING THE PERMISSION TO THE ISSUER TO FLOAT ITS SECURITIES OUTSIDE THE RUSSIAN FEDERATION"

1. General Information.

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.
1.2. Issuer's short proprietary name: OJSC Polyus Gold.
1.3. Location: 123104, Moscow, Tverskoy Boulevard, 5-1
1.4. State Registration Number (OGRN): 1068400002990
1.5. Taxpayer's Identification Number (TIN): 7703389295
1.6. Issuer's unique code assigned by registration authority: 55192-E
1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***
1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. Material Information.

2.1. Type, category and quantity of the issuer's securities permitted to float outside the Russian Federation: 66,719,711 ordinary shares.
2.2. Quantity of the issuer's securities already floated outside the Russian Federation: none.
2.3. If the issuers' securities are floated under the foreign governing law the full proprietary name of such foreign issuer: The Bank of New York.

3. Signature.

3.1. General Director ______________ Evgueni I. Ivanov
3.2. Date: June 26, 2006.

REPORT ON MATERIAL INFORMATION
"CONVENING OF THE GENERAL SHAREHOLDERS' MEETING"

1. General Information.

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

1.2. Issuer's short proprietary name: OJSC Polyus Gold.

1.3. Location: 123104, Moscow, Tverskoy Boulevard, 5-1

1.4. State Registration Number (OGRN): 1068400002990

1.5. Taxpayer's Identification Number (TIN): 7703389295

1.6. Issuer's unique code assigned by registration authority: 55192-E

1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

2. Material Information.

2.1. The date of the Board of Directors meeting when the decision was taken: June 27, 2006.

2.2. Date and number of the Minutes of the Board of Directors when the decision was taken: Minutes No. 5-PR/SD as of June 30, 2006.

2.3. The wording of the decision taken by the Board of Directors:
On the agenda item "Convening of an extraordinary General Shareholders' Meeting of OJSC Polyus Gold" it was resolved to convene the extraordinary General Shareholders' Meeting.

On the agenda item "The form of the extraordinary General Shareholders' Meeting of OJSC Polyus Gold, the deadline for submission of voting ballots, and the postal address for forwarding of completed voting ballots for the extraordinary General Shareholders' Meeting of OJSC Polyus Gold" it was resolved:

1. That the extraordinary General Shareholders' Meeting of OJSC Polyus Gold shall be held in the form of absentee voting.
2. That the deadline for submission of voting ballots shall be September 11, 2006.
3. That the postal addresses for forwarding of completed voting ballots to OJSC Polyus Gold shall be:
   - OJSC Polyus Gold, Tverskoy Boulevard, 15, bldg. 1, Moscow, 123104, Russian Federation;
   - CJSC National Registration Company, P.O. Box 10, Moscow, 121357, Russian Federation;
   - Norilsk Branch of CJSC National Registration Company, Leninsky Pr., 16, Norilsk, Krasnoyarsk Krai, 663301, Russian Federation;
   - St. Petersburg Branch of CJSC National Registration Company, Izmailovsky Pr., 4-A, St. Petersburg, 198005, Russian Federation.

On the agenda item "Date for drawing up of the list of persons entitled to participate in the extraordinary General Shareholders' Meeting of OJSC Polyus Gold" it was resolved that the date for drawing up of the list of persons entitled to participate in the extraordinary General Shareholders' Meeting of OJSC Polyus Gold (the record date) would be July 27, 2006.

On the agenda item "Agenda for the extraordinary General Shareholders' Meeting of OJSC Polyus Gold" it was resolved to approve the following agenda for the extraordinary General Shareholders' Meeting of OJSC Polyus Gold:

1. Remuneration and reimbursement of the expenses of independent directors who are members of the Board of Directors of OJSC Polyus Gold.
2. Determination of the cost of Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold.
3. Approval of the interested party transaction on Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold.
4. Determination of the value of assets being the subject matter of the Indemnification Agreements to be entered into with members of the Board of Directors of OJSC Polyus Gold.
5. Approval of the Indemnification Agreements with members of the Board of Directors of OJSC Polyus Gold as inter-related interested party transactions.
6. Approval of the Regulations on the Audit Commission of OJSC Polyus Gold

3. Signature.

3.1. General Director ____________ Evgueni I. Ivanov

3.2. Date: June 30, 2006.

REPORT ON MATERIAL FACT
"INFORMATION ON THE RECORD DATE"

1. **General Information.**

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.
1.2. Issuer's short proprietary name: OJSC Polyus Gold.
1.3. Location: 123104, Moscow, Tverskoy Boulevard, 5-1
1.4. State Registration Number (OGRN): 1068400002990
1.5. Taxpayer's Identification Number (TIN): 7703389295
1.6. Issuer's unique code assigned by registration authority: 55192-E
1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***
1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.
1.9 Code of the material fact: 0855192E30062006

2. **Material Fact.**

2.1. Type and category of the issuer's securities: ordinary shares.
2.2. Purpose for the record date: participation in the Extraordinary General Shareholders' Meeting on September 11, 2006.
2.3. The record date: July 27, 2006.
2.4. The date and number of the Minutes of the executive body decided on the record date: Minutes No.5-PR/SD as of June 30, 2006.

3. **Signature.**

3.1. General Director ____________ Evgueni I. Ivanov
3.2. Date: June 30, 2006.

Exemption number 82-34961
Exhibit 29

RECEIVED
2006 AUG -8 A 9:-2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPORT ON MATERIAL FACT
INFORMATION ON ISSUE OF SECURITIES BY ISSUER

1. General Information	
1.1. Issuer's full proprietary name:	*Open Joint Stock Company Polyus Gold*
1.2. Issuer's short proprietary name:	*OJSC Polyus Gold*
1.3. Location:	*15 Tverskoy Boulevard, bldg. 1, Moscow, 123104, Russian Federation*
1.4. State registration number (OGRN):	*1068400002990*
1.5. Taxpayer's Identification Number (TIN):	*7703389295*
1.6. Unique code of issuer assigned by registering authority	*55192-E*
1.7. Web-site used by the Issuer to disclose information:	*http://www.polyusgold.com/pages/page_0.aspx?id_page=646*
1.8. Periodical print used by the Issuer to disclose report on material information:	*newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM*
1.9. Code of the material fact:	*0555192E02052006*

2. Contents of Report
2.1. This material event report does not contain information on adopting a decision on offering of securities.

2.2. A material event report that contains information on state registration of an issue (additional issue) of securities indicates:

2.2.1. The kind, category (type), series and other identification features of securities: ***ordinary registered shares.***

2.2.2. Maturity date (for bonds and options of the issuer): ***bonds and options have not been offered.***

2.2.3. The state registration number of the issue (additional issue) of securities and the date of state registration: ***1-01-55192-E, April 27, 2006.***

2.2.4. The name of the registering authority that performed the state registration of the issue (additional issue) of securities: ***Federal Service for Financial Markets.***

2.2.5. The number of securities being offered and the par value of each security (if the law of the Russian Federation requires such par value): ***190,627,747 (one hundred ninety million six hundred twenty seven thousand seven hundred forty seven) shares with par value equal to 1 (one) Rouble.***

2.2.6. Method of offering of securities: ***allocation of shares of the joint-stock company created during allotment to shareholders of the joint-stock company reorganized by means of such allotment.***

2.2.7. Privilege of shareholders (participants) of the issuer and/or other entities for purchase of securities: ***not available for this issue.***

2.2.8. The offering price of securities or the procedure of its determination: ***not available for this issue.***

2.2.9. Term of offering of securities or the procedure of its determination: ***the date of the state registration of the Issuer: March 17, 2006.***

2.2.10. The event of registration (absence of registration) of the prospectus of the issue of securities simultaneously with the state registration of the issue (additional issue) of these securities: ***registration of the issue of securities has been accompanied by registration of the prospectus of securities.***

2.2.11. In case of registration of the prospectus of securities - the procedure of access to the information contained in the prospectus of securities:

Within the term not exceeding 3 days following the Issuer's receipt of a written notification of the registering authority on the state registration of the issue of securities, the Issuer shall publish the text of the registered prospectus of the securities on the Internet page http://www.polyusgold.com/pages/page_0.aspx?id_page=646.

The text of the registered prospectus of securities shall be available on the Internet starting from its publication for the period not less than 6 months following the publication on the Internet of the registered report on the results of the issue of securities. Starting from the state registration of the issue of securities and the report on the results of the issue of

securities all concerned parties can review the Prospectus of securities as well as have its copy at the following address: 15 Tverskoy Boulevard, bldg. 1, Moscow, 123104, Russian Federation. The Issuer shall provide copies of the said document to holders of securities of the Issuer and other concerned parties, as requested by them. Copies shall be provided for a charge not exceeding the cost of production of such copies within the term not exceeding 7 days following a request.

2.2.12. In case that a financial consultant for the securities market has signed the prospectus of securities this fact shall be indicated and the full and abbreviated trade name of the financial consultant for the securities market and its location shall be indicated: ***the prospectus of securities has not been signed by a financial consultant.***

2.3. This material event report does not contain information on rendering an additional issue of securities failed or invalid.

2.4. A material event report that contains information on state registration of a report on the results of an issue (additional issue) of securities indicates:

2.4.1. The kind, category (type), series and other identification features of securities: ***ordinary registered shares.***

2.4.2. Maturity date (for bonds and options of the issuer): ***bonds and options have not been offered.***

2.4.3. The state registration number of the issue (additional issue) of securities and the date of state registration: ***1-01-55192-E, April 27, 2006.***

2.4.4. The name of the registering authority that performed the state registration of the issue (additional issue) of securities: ***Federal Service for Financial Markets.***

2.4.5. The number of securities offered and the par value of each security (if the law of the Russian Federation requires such par value): ***190,627,747 (one hundred ninety million six hundred twenty seven thousand seven hundred forty seven) shares with par value equal to 1 (one) Rouble.***

2.4.6. The share of actually offered securities in the total number of the securities in the issue (additional issue) to be offered: ***not available for this issue.***

2.4.7. Method of offering of securities: ***allocation of shares of the joint-stock company created during allotment to shareholders of the joint-stock company reorganized by means of such allotment.***

2.4.8. The date of the actual commencement of offering of securities (the date of the first transaction aimed at disposition of securities to the first owner): ***the date of the state registration of the Issuer: March 17, 2006.***

2.4.9. The date of the actual end of the offering of securities (the date of the last receipt entry in the personal account (custody account) of the first owner in the system for registration of property rights to the securities in the issue or the date of the issue of the last certificate of a documentary security in the issue (additional issue) of securities without mandatory centralized custody): ***the date of the state registration of the Issuer: March 17, 2006.***

2.4.10. The date of the state registration of the report on the results of the issue (additional issue) of securities: ***April 27, 2006.***

2.4.11. The name of the registering authority that has performed the state registration of the report on the results of the issue (additional issue) of securities: ***Federal Service for Financial Markets.***

2.4.12. Event of registration (absence of registration) of the prospectus of the issue of securities simultaneously with the state registration of the issue (additional issue) of these securities: ***registration of the issue of securities has been accompanied by registration of the prospectus of securities.***

2.4.13. In case of registration of the prospectus of securities - the procedure of access to the information contained in the report on the results of the issue (additional issue) of securities:

The text of the registered report on the results of the issue of securities shall be published by the Issuer on an Internet page within the term not exceeding 3 days following the Issuer's receipt of a written notification of the registering authority on the state registration of the report on the results of the issue of securities. The text of the registered report on the results of the issue of securities shall be available on the Internet page http://www.polyusgold.com/pages/page_0.aspx?id_page=646 within at least 6 months following its publication in the Internet.

Starting from the state registration of the issue of securities and the report on the results of the issue of securities all concerned parties can review the Report on the results of the issue of securities as well as have their copies at the following address: 15 Tverskoy Boulevard, bldg. 1, Moscow, 123104, Russian Federation. The Issuer shall provide copies of the said document to holders of securities of the Issuer and other concerned parties, as requested by them. Copies shall be provided for a charge not exceeding the cost of production of such copies within the term not exceeding 7 days following a request.

2.4.14. In case that a financial consultant for the securities market has signed the report on the results of the issue (additional issue) of securities this fact shall be indicated and the full and abbreviated trade name of the financial consultant for the securities market and its location shall be indicated: ***the report on the results of the issue of securities has not been signed by a financial consultant.***

2.5. This material event report does not contain information on provision to the registering authority of a notification of the results of the issue (additional issue) of securities.

3. Signatures		
3.1. General Director of OJSC Polyus Gold	Signature	E.I. Ivanov
3.2. Date: May 02, 2006	Seal Here	

Exemption number 82-34961
Exhibit 30

REPORT ON MATERIAL FACT
ON APPEARANCE OF THE SHAREHOLDER OWNING NOT LESS THAN 5% OF ORDINARY SHARES AND ON ANY CHANGE IN ORDINARY SHARES OWNERSHIP CROSSING THE 5, 10, 15, 20, 25, 30, 50, OR 75 PERCENT THRESHOLD

1. General Information.

1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.

1.2. Issuer's short proprietary name: OJSC Polyus Gold.

1.3. Location: 123104, Moscow, Tverskoy Boulevard, 5-1

1.4. State Registration Number (OGRN): 1068400002990

1.5. Taxpayer's Identification Number (TIN): 7703389295

1.6. Issuer's unique code assigned by registration authority: 55192-E

1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***

1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.

1.9 Code of the material fact: 0755192E21072006

2. Material Fact.

2.1. Type and category of the issuer's securities: ordinary shares.

2.2. Full and short proprietary name, location and postal address of the entity registered as shareholder or nominal holder: Joint-Stock Commercial Bank ROSBANK (Open Joint Stock Company), JSCB Rosbank (OJSC), location: 107078, Moscow, Mashi Poryvaevoy st., 11, postal address: 121357, Moscow, Veresaeva st., 6.

2.3. The entity's stake in the ordinary shares of the issuer before the change: 14.9113%
The entity's stake in the ordinary shares of the issuer after the change: 38.9588%
The date when the issuer became aware of the change: July 24, 2006

2.4. The date of transaction: July 21, 2006.

2.5. Full and short proprietary name, location and postal address of the entity registered as shareholder or nominal holder: DIMOSENCO HOLDINGS CO. LIMITED, location: Kato Pervolia, 33, Lythrodontas, Nicosia, Cyprus, postal address: 121357, Moscow, Veresaeva st., 6, Rosbank Depositary (for DIMOSENCO HOLDINGS CO. LIMITED).

2.6. The entity's stake in the ordinary shares of the issuer before the change: 12.0237%
The entity's stake in the ordinary shares of the issuer after the change: 0.0%
The date when the issuer became aware of the change: July 24, 2006

2.7. The date of transaction: July 21, 2006.

2.8. Full and short proprietary name, location and postal address of the entity registered as shareholder or nominal holder: PHARANCO HOLDINGS CO. LIMITED, location: Dionysou, 3A Strovolos, P.C. 2060, Nicosia, Cyprus, postal address: 121357, Moscow, Veresaeva st., 6, Rosbank Depositary (for PHARANCO HOLDINGS CO. LIMITED).

2.9. The entity's stake in the ordinary shares of the issuer before the change: 12.0237%
The entity's stake in the ordinary shares of the issuer after the change: 0.0%
The date when the issuer became aware of the change: July 24, 2006

2.10. The date of transaction: July 21, 2006.

3. Signature.

3.1. General Director ____________ Evgueni I. Ivanov

3.2. Date: July 24, 2006.

REPORT ON MATERIAL FACT
INFORMATION ON THE REASONS BEHIND THE MORE THAN 10% CHANGE IN NET PROFIT

1. **General Information.**
1.1. Issuer's full proprietary name: Open Joint Stock Company Polyus Gold.
1.2. Issuer's short proprietary name: OJSC Polyus Gold.
1.3. Location: 123104, Moscow, Tverskoy Boulevard, 5-1
1.4. State Registration Number (OGRN): 1068400002990
1.5. Taxpayer's Identification Number (TIN): 7703389295
1.6. Issuer's unique code assigned by registration authority: 55192-E
1.7. Web-site used by the Issuer to disclose information: ***http://www.polyusgold.com***
1.8. Periodical print used by the Issuer to disclose report on material information: newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM.
1.9 Code of the material fact: 0355192E25072006
2. **Material Fact.**
2.1. The reasons behind the more than 10% change in Net Profit of the issuer: Net Loss in 1Q2006 was due to the fact that the issuer was registered only on March 17, 2006 and incurred only expenses on the issuance of the securities. Net Profit in 2Q2006 resulted from the interest income accompanied by low administrative expenses only.
2.2. The date of the fact: July 25, 2006.
2.3. Net Income for the 1Q2006: (6,978) thousand Rubles.
2.4. Net income for the 2Q2006: 67,127 thousand Rubles.
2.5. The absolute and proportion change of the Net Income: 74,105 thousand Rubles (n/a%)
3. **Signature.**
3.1. General Director ____________ Evgueni I. Ivanov
3.2. Date: July 27, 2006.
3.3. Chief Accountant ____________ Dmitry A. Steschenko
3.4. Date: July 27, 2006.

Exemption number 82-34961
Exhibit 32

INFORMATION DISCLOSURE - ON APPROVAL OF DECISION ON ISSUE OF SECURITIES

1. General Information	
1.1. Issuer's full proprietary name:	*Open Joint Stock Company Polyus Gold*
1.2. Issuer's short proprietary name:	*OJSC Polyus Gold*
1.3. Location:	*15 Tverskoy Boulevard, bldg. 1, Moscow, 123104, Russian Federation*
1.4. State registration number (OGRN):	*1068400002990*
1.5. Taxpayer's Identification Number (TIN):	*7703389295*
1.6. Unique code of issuer assigned by registering authority	*Not assigned*
1.7. Web-site used by the Issuer to disclose information:	*http://www.polyusgold.com/pages/page_0.aspx?id_page=646*
1.8. Periodical print used by the Issuer to disclose report on material information:	*newspapers Izvestia, Rossiyskaya Gazeta, Taimyr, Information Bulletin Supplement to Vestnik FSFM*

2. Contents of report

2.1. The body of the issuer that has approved the decision on the issue of securities and the method of adopting the decision, the form of voting (joint presence or absentee voting) - ***the Board of Directors of OJSC Polyus Gold, voting, absentee voting.***

2.2. The date and place of the meeting of the authorized body of the issuer where the decision has been adopted to approve the issue of securities – ***April 04, 2006, 15 Tverskoy Boulevard, bldg. 1, Moscow, 123104, Russian Federation.***

2.3. The date and number of the minutes of the meeting of the authorized body of the issuer where the decision has been adopted to approve the issue of securities - ***minutes №2 - pr/SD dated 05 April, 2006.***

2.4. ***A quorum to adopt the decision to approve the issue of securities and the results of the vote: Quorum: 9 members of the Board of Directors.***

The results of the vote: the decision on "Approval of the Decision on Issue of Securities of OJSC "Polyus Gold" with the wording "Approve the decision on issue of securities of OJSC "Polyus Gold" has been adopted unanimously.

2.5. Information on securities and the terms and conditions of their offering:

2.5.1. The kind, category (type), series and other identification features of the securities being offered - ***uncertificated ordinary registered shares.***

2.5.2. The maturity date (for bonds and options of the issuer) - ***not available for this issue.***

2.5.3. The number of securities being offered and the par value of each security being offered (if the law of the Russian Federation requires such par value) - ***190,627,747 pieces with par value equal to 1 Rouble each.***

2.5.4. The method of offering of securities - ***allocation of shares of the joint-stock company created during allotment to shareholders of the joint-stock company reorganized by means of such allotment.***

2.5.5. The offering price of securities or the procedure of its determination - ***not available for this issue.***

2.5.6. The term (the commencement and end dates) of offering of securities or the procedure of its determination – ***not available for this issue.***

2.5.7. Other terms and conditions of offering of securities prescribed by the decision on their offering. ***In accordance with Paragraph 4 of the decision on the item on the agenda "On Reorganizing of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" of the special meeting of shareholders of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" dated 30 September, 2005 (minutes of 10 October, 2005):***

"It is hereby determined that shares of OJSC "Polyus Gold" shall be allocated to shareholders of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" registered in the register of shareholders of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" as of 01 January, 2006 on the basis of the following allocation ratio: 1 share of OJSC "Polyus Gold" per 1 share of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel".

In accordance with Paragraph 7 of Attachment 1 to the minutes of the special meeting of shareholders of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" dated 30 September, 2005 (minutes of 10 October, 2005) "Procedure and Terms and Conditions of Allocation":

"7. Procedure of Allocation of Shares of OJSC "Polyus Gold".

7.1. Shares of OJSC "Polyus Gold" shall be allocated to shareholders of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" included in the list of persons who have the right to participate in a shareholders meeting of OJSC "Polyus Gold" in proportion with the number of shares of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" owned by them as of the date of the list of persons who have the right to participate in a shareholders

meeting of OJSC "Polyus Gold".

7.2. 1 (one) ordinary share of OJSC "Polyus Gold" shall be allocated for each ordinary share of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel".

7.3. The total number of shares of OJSC "Polyus Gold" to be allocated is equal to the total number of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" (less the shares owned or controlled by OJSC "Mining and Processing Industrial Complex "Norilsk Nickel") that remain after the sale of shares requested by the shareholders who have voted against the decision on the reorganizing or have not participated in the vote on this matter.

7.4. The number of ordinary shares of OJSC "Polyus Gold" to be allocated to each shareholder of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" included in the list of persons who have the right to participate in a shareholders meeting of OJSC "Polyus Gold" is equal to the number of ordinary shares of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" owned by him as of the date of the list of persons who have the right to participate in a shareholders meeting of OJSC "Polyus Gold".

7.5. During state registration of OJSC "Polyus Gold", shares of OJSC "Polyus Gold" shall be deemed offered (allocated) to shareholders of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" included in the list of persons who have the right to participate in a shareholders meeting of OJSC "Polyus Gold".

7.6. No shares of OJSC "Polyus Gold" shall be allocated to owners of shares of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" who purchased shares of OJSC "Mining and Processing Industrial Complex "Norilsk Nickel" after 01 January, 2006 i.e. after the date of the list of persons who have the right to participate in a shareholders meeting of OJSC "Polyus Gold", and after the state registration of OJSC "Polyus Gold".

2.5.8. Provision to participants (shareholders) of the issuer and/or other entities of a privilege for **purchase of securities** - ***not available for this issue.***

2.5.9. In case that a prospectus of securities is registered at the discretion of the issuer - the fact that the issuer has assumed the obligation to disclose information following each stage of the issue of securities - ***the Issuer has assumed the obligation to disclose information following each stage of the issue of securities.***

3. Signature		
3.1 General Director OJSC Polyus Gold	(Signature)	E.I. Ivanov
3.2. Date April 05, 2006	(Seal)	

Exemption number 82-34961
Exhibit 33

For immediate release.
Moscow. March 30, 2006

Mikhail Prokhorov, General Director and Chairman of the Management Board of MMC Norilsk Nickel Elected Chairman of the Board of OJSC Polyus Gold.

On March 27, 2006 the first meeting of the Board of Directors of OJSC Polyus Gold was held in Moscow.

Mikhail Prokhorov, General Director and Chairman of the Management Board of MMC Norilsk Nickel, was elected Chairman of the Board of OJSC Polyus Gold.

Independent Director Mr. Rodney B. Berens, founding partner of Berens Capital Management, LLC was appointed as Chairman of the Audit Committee of the Board of Directors of OJSC Polyus Gold.

The Board also passed a number of key decisions, including the election of the Secretary of OJSC Polyus Gold and approval of the decision on listing of shares of OJSC Polyus Gold on RTS and MICEX stock exchanges in Russia.

National Registrar Company (NRC) was approved as the Registrar for OJSC Polyus Gold.

Commenting on the event General Director of OJSC Polyus Gold Evgueni Ivanov said: "The decisions passed at the first meeting of the Board lay a solid foundation for Polyus Gold successful performance as a public company and increasing liquidity of its stock".

Deputy General Director of MMC Norilsk Nickel Denis Morozov also added: "Today the shareholders of Polyus Gold can clearly see that Polyus Gold performs to the highest standards of corporate governance which is supported by a strong and active Board."

Note for editors

OJSC Polyus Gold is a public company created by reorganization in the form of spin-off of gold assets, including CJSC Polyus (ZAO Polus) and its subsidiaries, from MMC Norilsk Nickel.

CJSC Polyus is the leading gold producer in Russia and the only Russian company among the world's largest gold producers in terms of reserves and production. In 2005 Polyus' production totaled 1.1 million of ounces gold. Polyus' major assets are located in Krasnoyarsk and Irkutsk regions and in the Republic of Sakha (Yakutia). The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia.

For further information please contact

Denis Davydov

Head of Investor and Public Relations

CJSC Polyus / OJSC Polyus Gold

Tel.: +7 (495) 641 33 65

E-mail: pr@polyusgold.com

POLYUS

Exemption number 82-34961
Exhibit 34

For immediate release.
Moscow, May 2, 2006

Polyus Gold Board of Directors approves the Regulations of the Audit Committee and decides the Company will not take part in the JV Zeravshan-Newmont.

On April 30, 2006 Polyus Gold, Russia's leading gold producer, held the second meeting of the Board of Directors by means of absentee ballots.

The agenda of the meeting included:

1. Approval of the Regulations on the Audit Committee of the Board of Directors.
2. Decision on participation in the joint venture Zeravshan-Newmont (Uzbekistan).

The Board of directors has taken a decision to approve the Regulations on the Audit Committee. The Board also supported Polyus Gold management's decision to take no steps towards Company's participation in the JV Zeravshan-Newmont in the Republic of Uzbekistan, as the future of the project looks vague at a time.

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov

Head of Investor and Public Relations

ZAO Polyus

Tel.: +7 (495) 641 33 65

E-mail: pr@polyusgold.com

Exemption number 82-34961
Exhibit 35

For immediate release.

Polyus Gold Mining Company (ZAO Polyus) Granted Export License for 2006.

Moscow, March 17, 2006. – Polyus Gold Mining Company (ZAO Polyus) has been granted a license from the Russian Ministry of Trade and Economic Development for the direct gold export supplies in 2006. The supplies will be carried out under ZAO Polyus' direct export gold contract signed with Credit Suisse (Zurich, Switzerland).

ZAO Polyus will export 10 tonnes (321.5 k oz) of gold bars to Switzerland via its transaction partner Credit Suisse in 2006. The agreement is based on the LBMA "Good Delivery" quality standard and on the London bullion market price.

ZAO Polyus CEO Evgueni Ivanov noted that the direct gold export is consistent for the Company in view of the good record of its supplies and potential borrowing benefits in the future. "Meanwhile we enjoy quite favorable domestic market situation. Russian banks increase the volumes of purchase of gold bars and make much more competitive offers than comparing to 2005. So in 2006 Polyus provides for less direct export gold sales than we had it last year", he added.

Note for editors

ZAO Polyus is a largest Russian producer of gold with production of 1.1 million of ounces in 2005. It is expected that following the spin-off of Polyus to the shareholders of MMC Norilsk Nickel, Polyus will become a public company with shares listed/traded in Russia and, in depositary receipt form, over-the-counter in London and New York.

For further information please contact:

Denis Davydov
Head of Investor and Public Relations
ZAO Polus
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

Exemption number 82-34961
Exhibit 36

For immediate release.
Krasnoyarsk, May 15, 2006

Polyus Gold Sports Charity Project Culminates in Krasnoyarsk

On May 15-16 2006 the final event of First Gold sports charity program by Polyus Gold takes place in Krasnoyarsk. During the event seven orphanages in Krasnoyarsk region will be officially presented with sports equipment, washing machines, cooking ovens, professional tools and machinery, and other goods total worth 2 227 000 rubles.

The long list of sports equipment donated to the children covers everything they need for active recreation and exercise in any season. This includes touring gear and tents for the summer, hockey sticks and skates for the winter and training machines for indoor workouts.

Commenting on this event Polyus Gold CEO Evgueni Ivanov said: «We want to give children more opportunities for harmonic development, to help them discover new interests. This is why we chose youth sports as the subject of our charity. We wish to expand and improve this project in the future».

First Gold is a charity program initiated by Polyus Gold together with Russian Chamber of Industry and Commerce charity fund in 2005. The goal of this program is to promote sports among young orphans by supplying sports equipment to orphanages. In the framework of the program Polyus Gold donated some 5.5 million rubles to supply sports equipment to 17 orphanages in Krasnoyarsk, Irkutsk, and Magadan regions.

Polyus Gold PR Office
Tel.: (495) 641-3365
Fax: (495) 641-3377
pr@polyusgold.com

POLYUS

Exemption number 82-34961
Exhibit 37

For immediate release.
Moscow. March 21, 2006

Polyus Gold Receives State Registration

On May 17, 2006, according to the Federal law on State registration of legal entities, OJSC Polyus Gold (OAO Polyus Gold) has been entered in the Unified State Register of Legal Entities as a new legal body created by reorganization in the form of spin-off of gold assets from MMC Norilsk Nickel.

Official Certificate of Record in the Uniform State Register of Legal Entities # 1068400002990 was issued by Interdistrict Inspectorate of the Federal Tax Service of the Russian Federation for the Krasnoyarsk region.

Commenting on the event General Director of OJSC Polyus Gold Evgueni Ivanov said: "Timely completion of OJSC Polyus Gold's state registration was a prerequisite to the success of gold assets spin-off from MMC Norilsk Nickel and the following formation of the largest public gold mining company in Russia. Now, when this condition is met we have fulfilled an important part of our promise to the shareholders and the market."

Earlier the Organizational General Meeting of OJSC Polyus Gold's shareholders was held in Moscow on March 3, 2006. The meeting approved the Charter of OJSC Polyus Gold and elected the General Director and the Board of Directors of OJSC Polyus Gold.

Note for editors

The next steps for the spin-off of gold assets:

- **March - April, 2006:** Registration of the report on results of the new share issuance, the shares of Polyus Gold are to be transferred to the shareholders and the Depositary of MMC Norilsk Nickel's American Depositary Shares (ADS) - Bank of New York - for the owners of Norilsk Nickel's ADS.
- **April, 2006:** Polyus Gold will apply for listing at one or several Russian stock exchanges.
- **May, 2006:** Registration of Level 1 ADR program for the shares of Polyus Gold if all necessary permits are obtained. Foreign investors will receive Polyus Gold's ADS.

For further information please contact

Denis Davydov

Head of Investor and Public Relations

ZAO Polus / OAO Polyus Gold

Tel.: +7 (495) 641 33 65

E-mail: pr@polyusgold.com

POLYUS

Exemption number 82-34961
Exhibit 38

For immediate release.
Moscow, May 2, 2006

Polyus Gold Shares Issue Passes State Registration.

On April 27, 2006 the Federal Securities Markets Service of Russia has registered the decision on securities issue, securities prospectus and report on the results of the securities issue of OJSC Polyus Gold (OAO Polyus Gold), created as a result of spin-off of MMC Norilsk Nickel's gold assets.

Polyus Gold has issued 190 627 747 ordinary shares with a nominal value of 1 ruble each. The share issue was assigned state registration number 1-01-55192-E.

On March 17, 2006, in accordance with Russian Federal Law "About state registration of legal entities", Norilsk Nickel's reorganization in the form of spin-off was recorded in the Unified State Register and OJSC "Polyus Gold" was included into the Register as a new legal entity created by the spin-off. On the formation date of OJSC "Polyus Gold" the company's shares were distributed, on a pro rata basis, among Norilsk Nickel's shareholders listed in the register as of January 1, 2006.

Commenting on the registration General Director of OJSC Polyus Gold Evgueni Ivanov said: "We have almost completed the transformation of Russia's largest gold producer into a new "blue chip" of the Russian stock market. I am pleased to congratulate all the shareholders of Polyus Gold who now will enjoy their full shareholders' rights".

Commenting on the event Deputy General Director, Member of the Management Board of MMC Norilsk Nickel Denis Morozov, said: "The FFMS's registration of the decision on securities issue, securities prospectus and report on the results of the securities issue of OJSC Polyus Gold (OAO Polyus Gold), signifies that we had met all the regulatory requirements under the Russian law. We are pleased to announce that starting from May, 4, 2006 Polyus Gold's shares may be freely traded".

More detailed information on reorganization in the form of spin-off can be found:
http://www.nornik.ru/en/shareholders/goldseparation/

Note for editors

The next steps for the spin-off of gold assets:

- **May, 2006:** Polyus Gold will apply for listing at one or several Russian stock exchanges.
- **May-June, 2006:** Registration of Level 1 ADR programme for the shares of Polyus Gold if all necessary permits are obtained. Foreign investors will receive Polyus Gold's ADS.

For further information please contact

Denis Davydov
Head of Investor and Public Relations
OAO Polyus Gold
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel Group
Tel: +7 (495) 755 67 33
usanovda@nornik.ru

ПОЛЮС

RECEIVED

2006 AUG -8 A 9:~2

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption number 82-34961
Exhibit 39

For immediate release
March 3, 2006, Moscow

The first General Shareholders Meeting of Polyus Gold, OJSC has been held.

Today, on March 3, 2006 the first General Meeting of shareholders of Polyus Gold, OJSC has taken place. Polyus Gold is being created within the spin-off from MMC "Norilsk Nickel" of its gold mining assets.

The Agenda of the meeting included:

1. Election to the Board of Directors of Polyus Gold, OJSC.

2. Formation of a single-person executive body of Polyus Gold, OJSC (General Director).

3. Election to the Revision Commission of Polyus Gold, OJSC.

4. Approval of the Charter of Polyus Gold, OJSC.

5. Approval of the Regulations on the General Meeting of shareholders of Polyus Gold, OJSC.

6. Approval of the Regulations on the Board of Directors of Polyus Gold, OJSC.

7. Approval of the Auditor of Polyus Gold, OJSC.

The Board of Directors of MMC Norilsk Nickel recommends to support the election of Mr. Evgueni Ivanov as General Director of Polyus Gold, OJSC.

Eleven candidates have been nominated to be elected to the Board of Directors, which has nine seats.

1. Brayko Valery Nikolaevich, Chairman of Gold Mining Association
2. Ivanov Evgeny Ivanovich, President, CJSC Polyus
3. Klishas Andrey Aleksandrovich, General Director, Interros Holding Company
4. Lord Gillford, Director and Founding partner of The Policy Partnership Limited
5. Morozov Denis Stanislavovich, Deputy General Director, member of the Management Board of MMC Norilsk Nickel
6. Prokhorov Mikhail Dmitrievich, General Director – Chairman of the Management Board, MMC Norilsk Nickel
7. Rodney B. Berens, Founding partner of Berens Capital Management, LLC
8. Rudakov Valery Vladimirovich, Chairman of the Board of Directors, CJSC Polyus
9. Salnikova Ekaterina Mikhailovna, Deputy Director of Finance Department (corporate governance), Interros Holding Company

10. Kostoyev Dmitry Ruslanovich, Deputy Director of Finance Department, Interros Holding Company
11. Parinov Kirill Yuryevich, General Director, CJSC HC Invest

In accordance with international corporate governance standards, 3 independent directors have been nominated to the Board, namely Lord Gilford, Mr. Rodney B. Berens and Mr. Valery Braiko.

The shareholders meeting is one of the final stages in the process of creating "Polyus Gold", OJSC, Russia's largest public gold mining company. All gold mining assets of MMC "Norilsk Nickel" including ZAO "Polyus" and its subsidiaries will be transferred into the new company.

Note for editors

Polyus Gold Mining Group is the leading gold producer in Russia and the only Russian company among the world's largest gold producers in terms of reserves and production. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia.

Polyus Group Public and Investor Relations,
Tel: (095) 641 33 65, e-mail: pr@polyusgold.com

Exemption number 82-34961
Exhibit 40

For immediate release.
Moscow, May 22, 2006

Polyus Gold Shares Listed at MICEX Stock Exchange

On May 22, 2006 Polyus Gold shares started trading on MICEX Stock Exchange in Moscow. Listed shares have been included in trading list B under PLZL code.

Earlier, on May 12, 2006 Polyus Gold shares started trading on RTS Stock Exchange in list B under PLZL code.

Commenting in the event Polyus Gold CEO Evgueni Ivanov said: "Polyus Gold have become the first Russian gold mining company whose shares are publicly traded and are accessible to wide range of investors in the Russian stock market". According to Mr. Ivanov, "Listing the company at two major Russian exchanges means that one of strategic goals of Polyus Gold spin off from MMC Norilsk Nickel has been achieved, and there emerged a liquid market for company shares".

Note for editors

OJSC Polyus Gold is a public company created by reorganization in the form of spin-off of gold assets, including CJSC Polyus (ZAO Polus) and its subsidiaries, from MMC Norilsk Nickel.

CJSC Polyus is the leading gold producer in Russia and the only Russian company among the world's largest gold producers in terms of reserves and production. In 2005 Polyus' production totaled 1.1 million of ounces gold. Polyus' major assets are located in Krasnoyarsk and Irkutsk regions and in the Republic of Sakha (Yakutia). The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia.

For further information please contact

Denis Davydov
Head of Investor and Public Relations
OAO Polyus Gold
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

RECEIVED

2006 AUG -8 A 9:12

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption number 82-34961
Exhibit 41

For immediate release.
Moscow, June 5, 2006

Polyus Gold announces its JORC audit results as of January 1, 2006.

OJSC Polyus Gold announced the Company's mineral resources base audit results according to the JORC Code, conducted by SRK Consulting and Micon International Co. Ltd.

According to the audit results Polyus Gold almost doubled its Proved and Probable attributable reserves up to 25.1 mln. ounces from 13.3 mln. ounces as of January 1, 2005. Measured, Indicated and Inferred[1] attributable resources grew by 25% up to 76.8 mln. ounces (61.2 mln. ounces as of 01.01.2005).

The audit of the mineral resources base of Olimpiada and Blagodatnoye gold deposits in Krasnoyarsk region done by Micon International demonstrated outstanding growth of Blagodatnoye Proved and Probable reserves up to 8.1 mln. ounces.

SRK Consulting also conducted the audit of Nezhdaninskoye, Kyuchus and Kuranakh deposits in the Republic of Sakha (Yakutia) acquired by ZAO Polyus in September 2005.

Nezhdaninskoye attributable reserves (Proved and Probable) amounted to 1.85 mln. ounces, attributable resources (Measured, Indicated and Inferred) amounted to 6.35 mln. ounces. Kuranakh deposit attributable reserves totaled 1.3 mln. ounces, attributable resources – 6.9 mln. ounces. Kyuchus attributable resources amounted to 4.4 mln. ounces.

Commenting on the group's 2006 JORC audit results, Polyus Gold CEO Evgueni Ivanov said: "The audit results demonstrated the fast growth of the bankable reserves, which is unprecedented for the global gold mining industry. Polyus became one of the largest gold mining companies globally, in terms of its P&P reserves". Mr. Ivanov also noted that "the upward trend in the addition to reserves is a guarantee that the company's mineral resources demand is met, providing us with the gradual transfer of Measured and Indicated resources into Proved and Probable reserves".

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov, Head of Investor and Public Relations
Polyus Gold
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

[1] Measured, Indicated and Inferred Resources are inclusive of Proven and Probable Reserves.

Exemption number 82-34961
Exhibit 42

For immediate release.
Moscow, June 14, 2006

OJSC Polyus Gold Released Audited Consolidated Annual Financial Statement of ZAO Polyus for 2005 in Compliance with International Financial Reporting Standards.

OJSC Polyus Gold today released the annual financial statement of ZAO Polyus and its subsidiaries (the Group) for the year ended 31 December 2005, prepared in accordance with the International Financial Reporting Standards (IFRS).

The annual financial statement has been audited in accordance with International Standards on Auditing by Deloitte & Touche.

In 2005, the Group's total sales revenue grew to $ 473 mln. demonstrating a 7% increase as compared to the year 2004. This growth was primarily due to the 10% increase of the average gold price in 2005 from 407 US dollars per ounce to 449 US dollars per ounce both on the Russian and international markets.

In 2005, the consolidated gross profit amounted to $ 207 mln. The Group's consolidated profit for the year amounted to $115 mln. comparing to $10 mln. in 2004. The significant growth of the company's profit was due to no impairment losses recognized with respect to goodwill on acquisition of subsidiaries in 2005, comparing to those recognized in 2004.

The Group's cash costs in 2005 increased to $244 per troy ounce which is a $35 year-on-year growth; cash operating costs grew by $31 per troy ounce to $206 per troy ounce. Fixed assets depreciation charge in 2005 amounted to $38 per troy ounce, forming a significant part of the cash operating costs.

The key factors affecting the Group's cost structure in 2005 are as follows:

- more complicated geological conditions in Olimpiada Mine (increase of the stripping ratio, deepening of the mine slopes, decrease in gold yield in the ore);
- purchase price growth for materials and spares, including that for fuel by 7.7% and for chemical reagents by 7.4% in 2005;
- acquisition of gold mining subsidiaries in Yakutia – OJSC Aldanzoloto GRK, OJSC Yuzhno-Verkhoyanskaya Mining Company and OJSC Yakutskaya Mining Company – and consolidation of their financial results since the fourth quarter of 2005;
- strengthening of Russian rouble towards the US dollar by 2% using respective annual average exchange rate.

The complete version of the audited consolidated annual financial statements of the Group for the year ended 31 December 2005, prepared in accordance with IFRS is available on the Company's web-site (www.polyusgold.com/eng) under Investor Relations / Reports / Financials.

On June 14, 2006 Polyus Gold to host a conference call on the announcement of the audited annual financial statement of ZAO Polyus and its subsidiaries for the year ended 31 December 2005, prepared in accordance with the International Financial Reporting Standards (IFRS).

The conference call is scheduled on 5 p.m. Moscow time (9 a.m. NY time, 2 p.m. London time).

To join the conference call please dial:

(888) 781-3339 (from US)
(703) 546-4240 (outside of US).

The playback of the conference call will be available at:

(800) 475-6701 (from US)
(320) 365-3844 (outside of US)

with the password 832354 , for the duration of one week starting from 8.30 p.m. Moscow time, 00.30 p.m. NY time, 5.30 p.m. London time) June 14, 2006.

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov, Head of Investor and Public Relations
Polyus Gold
Tel.: +7 (495) 641 33 65
E-Mail: pr@polyusgold.com

POLYUS

Exemption number 82-34961
Exhibit 43

For immediate release.
Moscow, July 11, 2006

Polyus Gold Announces the Launch of its Level I ADR Program.

Moscow – July 11, 2006 – OJSC Polyus Gold (RTS and MICEX: PLZL), the leading gold producer in Russia, announces the launch of a Level I American Depositary Receipts (ADR) Program in respect of its ordinary shares.

The registration statement with respect to the American Depositary Shares (ADSs) of OJSC Polyus Gold evidenced by ADRs was declared effective by the U.S. Securities Exchange Commission (SEC) on July 10, 2006. Each ADR represents the right to receive 1 ordinary share of OJSC Polyus Gold.

Pursuant to the approval of the Federal Service for Financial Markets ("FSFM") of Russia granted to OJSC Polyus Gold on June 22, 2006, the number of the Company's ordinary shares that may be circulating outside the Russian Federation and with respect to which ADRs may be issued is equal to 66,719,711 shares, which constitutes 34.99% of the total number of issued and outstanding ordinary shares of OJSC Polyus Gold.

The ADR program will be administered by The Bank of New York (BoNY), one of the leading US banks with total assets exceeding 103 billion US dollars, acting as the depositary bank. ING Bank (Eurasia) ZAO will serve as the custodian bank for the program. Together with The Bank of New York, the Company plans to develop investor relations activities aimed at increasing liquidity of the Company's stock and building a strong secondary market for its shares and ADRs.

The ADRs will be traded in the over-the-counter (OTC) market in the U.S. and on an unlisted basis on the European stock markets as well.

* * *

Certain statements in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of OJSC Polyus Gold. These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian gold mining industry and the Russian legislation; the competition and other risks.

Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is not an offer or solicitation of an offer of securities by OJSC Polyus Gold or any other entity for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful. Securities may not be offered or sold in the United

States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.

Note for editors

Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov, Head of Investor and Public Relations
Polyus Gold
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

POLYUS

RECEIVED

2006 AUG -8 A 9:2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption number 82-34961
Exhibit 44

For immediate release.
Moscow, May 16, 2006

Shares of OJSC Polyus Gold are included in MSCI Emerging Markets Index.

May 16, 2006 – OJSC Polyus Gold, Russia's leading gold producer, today announced the inclusion of the company's shares in the MSCI Emerging Markets index, effective 15 May.

Commenting on the event the company's CEO Evgueni Ivanov said that Polyus Gold shares inclusion in the MSCI index enhances the company's investment appeal among investors in the US and Western Europe. "The fact that company's stocks have entered one of the most prestigious stock market indices is the demonstration of the high market credibility in the company stock performance and liquidity of the hares.

MSCI Emerging Markets index is constructed by a leading provider of equity, fixed income and hedge fund indices MSCI Barra (a division of Morgan Stanley) and serves as a performance benchmark and research tool for investors into emerging markets. The weight of a stock in the index is based on the company's market capitalization and the volume of its free float. The MSCI EM also includes the stocks of Gazprom, Lukoil, Surgutneftegaz, RAO UES, NLMK, MTS, Vympelcom, Systema, Mechel and other.

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov

Head of Investor and Public Relations

ZAO Polyus

Tel.: +7 (495) 641 33 65

E-mail: pr@polyusgold.com

POLYUS

Exemption number 82-34961
Exhibit 45

For immediate release.
Moscow, June 19, 2006

Polyus Gold shares added to FTSE Gold Mines index.

19 June, 2005 – OJSC Polyus Gold, Russia's leading gold producer, today announced that its shares are added to the FTSE Gold Mines Index, effective today, Monday, 19 June 2006.

The FTSE Gold Mines Index Series is designed to reflect the performance of the worldwide market in the shares of companies whose principal activity is the mining of gold. The index series encompasses all gold mining companies that have a sustainable and attributable gold production of at least 300,000 ounces a year, and that derive 75% or more of their revenue from mined gold.

FTSE is an independent company owned by The Financial Times and the London Stock Exchange. Its sole business is the creation and management of indices and associated data services. It is estimated that two and a half trillion USD of assets are under management using FTSE indices.

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov, Head of Investor and Public Relations
Polyus Gold
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

Exemption number 82-34961
Exhibit 46

For immediate release.
Moscow, May 30, 2006

Polyus Gold Board of Directors Takes Decisions on Perspective Investment Projects.

On May 29, 2006 the regular meeting of OJSC Polyus Gold Board of Directors took place in Moscow.

Polyus Gold Board gave its approval on the company's investment projects: development of Verninskoye gold deposit in Irkutsk region as well as the company's geological exploration programme designed till 2010. The programme totals $368 mln.

The Board also reviewed the draft version of the company's financial statement for 2005 and gave its approval on Polyus Gold budget and business plan for the year 2006.

Chairman of the Polyus Gold Board, General Director of MMC Norilsk Nickel Mikhail Prokhorov said that "the meeting demonstrated high level of involvement of all the directors into the decision making process and their commitment to promoting Polyus Gold as a world class public company".

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov

Head of Investor and Public Relations

Polyus Gold

Tel.: +7 (495) 641 33 65

E-mail: pr@polyusgold.com

POLYUS

Exemption number 82-34961
Exhibit 47

For immediate release.
Moscow, July 3, 2006

Polyus Gold Board of Directors gives its approval for Blagodatnoye project.

3 July, 2006 - OJSC Polyus Gold today announced that the company's Board of Directors gave its approval for the Blagodatnoye deposit development project. The meeting of the Board took place on 27 June, 2006.

The project to develop the company's Blagodatnoye deposit in Krasnoyarsk region of Russia will result in construction of the mill of annual capacity of 6 mln. tonnes of ore. As it's anticipated that the mill will be launched in 2010; the mine life of the deposit will last till 2028. The annual gold production at the mill is estimated at 12 tonnes (385 k oz). The project will require up to $ 328 mln. of investments (including VAT).

Commenting on the announcement, CEO of Polyus Gold Evgueni Ivanov said that "approval of the Blagodatnoye development project is a significant step forward for Polyus Gold. At Blagodatnoye, which reserves had been listed with the state last year, we are planning to build one of the largest gold mills in Russia and thus substantially raise our gold output in the region".

The Board of Directors also had a discussion on the group's strategic plan for 2006-2015, which is planned to be finalized at its next meeting.

The Board also set a date for the Extraordinary General shareholders meeting of the OJSC Polyus Gold on September 11, 2006, which is to be carried out in the form of absentee ballot voting. Polyus Gold shareholders, which are listed in the register on 27 July, 2006 will have the right to vote.

The agenda of the EGM will include remuneration of the independent directors of Polyus Gold as well the Board members' liability insurance.

The Board of Directors also discussed possible acquisitions of gold mining assets in Russia and abroad.

Note for editors

OJSC Polyus Gold was formed in March 2006 as a result of the spin-off of MMC Norilsk Nickel's gold mining assets. Polyus Gold is the leading gold producer in Russia. The group's asset portfolio includes 20 hard rock gold deposits located in Krasnoyarsk, Irkutsk, Magadan, Yakutia and Amur regions of Russia. The company produced 1.1 million ounces of gold in 2005.

For further information please contact

Denis Davydov, Head of Investor and Public Relations
Polyus Gold
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

Exemption number 82-34961
Exhibit 48

NOTICE

on holding extraordinary General Shareholders' Meeting of Open Joint Stock Company Polyus Gold

15, Tverskoy Boulevard, bldg. 1, Moscow, 123104, Russian Federation

DEAR SHAREHOLDER,

The Board of Directors of OJSC Polyus Gold in accordance with the Company Charter has taken a decision to hold an extraordinary General Shareholders' Meeting of OJSC Polyus Gold on September 11, 2006.

The date of drawing up of the list of persons entitled to take part in the extraordinary General Shareholders' Meeting of OJSC Polyus Gold is **July 27, 2006**.

The extraordinary General Shareholders' Meeting of OJSC Polyus Gold is to be held in the form of **absentee voting**.

Completed voting ballots should be forwarded to OJSC Polyus Gold at any of the following postal addresses:

- OJSC Polyus Gold, Tverskoy Boulevard, 15, bldg. 1, Moscow, 123104, Russian Federation;
- CJSC National Registration Company, P.O. Box 10, Moscow, 121357, Russian Federation;
- Norilsk Branch of CJSC National Registration Company, Leninsky Pr., 16, Norilsk, Krasnoyarsk Krai, 663301, Russian Federation;
- St. Petersburg Branch of CJSC National Registration Company, Izmailovsky Pr., 4-A, St.Petersburg, 198005, Russian Federation.

The deadline for submission of voting ballots is **September 11, 2006**.

AGENDA:

1. *Remuneration and reimbursement of the expenses of independent directors who are members of the Board of Directors of OJSC Polyus Gold.*
2. *Determination of the cost of Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold.*
3. *Approval of the interested party transaction on Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold.*
4. *Determination of the value of assets being the subject matter of the Indemnification Agreements to be entered into with members of the Board of Directors of OJSC Polyus Gold.*
5. *Approval of the Indemnification Agreements with members of the Board of Directors of OJSC Polyus Gold as inter-related interested party transactions.*
6. *Approval of the Regulations on the Audit Commission of OJSC Polyus Gold.*

In accordance with current legislation shareholders are invited to familiarize themselves with the relevant information (materials) in preparation for the extraordinary General Shareholders' Meeting of OJSC Polyus Gold from Monday through Friday between the hours of 9:00AM and 5:00PM at the following addresses:

- OJSC Polyus Gold, Tverskoy Boulevard, 15, bldg. 1, Moscow, 123104, Russian Federation;
- CJSC National Registration Company, Veresayeva St., 6, Moscow, 121357, Russian Federation;
- Norilsk Branch of CJSC National Registration Company, Leninsky Pr., 16, Norilsk, Krasnoyarsk Krai, 663301, Russian Federation;
- St. Petersburg Branch of CJSC National Registration Company, Izmailovsky Prospekt., 4-A, St. Petersburg, 198005, Russian Federation.

Board of Directors of OJSC Polyus Gold

Exemption number 82-34961
Exhibit 49
RECEIVED
2006 AUG -8 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPORT OF THE BOARD OF DIRECTORS
of OJSC Polyus Gold
setting out the views of the Board of Directors on the items of the agenda of the extraordinary General Shareholders' Meeting of OJSC Polyus Gold
September 11, 2006

1. **Remuneration and reimbursement of the expenses of independent directors who are members of the Board of Directors of OJSC Polyus Gold.**

Recommendation

The Board of Directors recommends setting the level of remuneration for independent members of the Board of Directors of OJSC Polyus Gold, V.N. Braiko, Lord Gillford, and Rodney B. Berens, at US$25,000 per quarter each. Furthermore, the Board of Directors recommends that all documented and substantiated expenses in connection with the fulfillment by those members of the Board of Directors of OJSC Polyus Gold of their duties (travel, accommodation, meals, interpreting services) be reimbursed in the amount of up to 2 million Rubles per annum each.

Position of the Board of Directors

Pursuant to Article 64.2 of the Federal Law on Joint Stock Companies, the remuneration of members of the Board of Directors and expenses in connection with the fulfillment of their duties as members of the Board of Directors falls within the competence of the General Shareholders' Meeting.

The amount of remuneration indicated for independent members of the Board of Directors is equal to an annual sum of 2,700,000 Rubles before taxes, calculated at an exchange rate of 27 Rubles to the US dollar and subject to withholding by OJSC Polyus Gold as income tax at a rate of 30% for nonresidents and 13% for residents.

The annual level of expenses relating to the fulfillment by independent directors of their duties as members of the Board of Directors of OJSC Polyus Gold is calculated based on 5-6 meetings of the Board of Directors held in the form of meetings per annum, accommodation expenses (hotel in Moscow) not exceeding US dollars 500 per night, first class air travel and ground transportation expenses, meals and interpreting services.

2. ***Determination of the cost of Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold.***

Recommendation

The Board of Directors recommends determining the cost of Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold with a total limit of liability not exceeding US$20,000,000 (twenty million) and insurance premium not greater than US$1,000,000 (one million).

Position of the Board of Directors

This item is tabled pursuant to Article 83.3 of the Federal Law on Joint Stock Companies.

A premium of up to US$1,000,000 (one million) with a total limit of liability to US$20,000,000 (twenty million) corresponds to current market rates established by major international insurance companies for Russian companies with securities traded on the US stock exchanges.

3. ***Approval of the interested party transaction on Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold.***

Recommendation

The Board of Directors recommends approving the Directors' and Officers' liability insurance policy for members of the Board of Directors of OJSC Polyus Gold with a Russian insurance company for a term of one year, with a total limit of liability not exceeding US$20,000,000 (twenty million) and insurance premium not greater than US$1,000,000 (one million).

Position of the Board of Directors

This item is tabled pursuant to Article 83.3 of the Federal Law on Joint Stock Companies.

Under the Corporate Governance Code approved by Decree No. 421/r of FCSM Russia dated April 4, 2002, it is recommended that a joint stock company arrange Directors' and Officers' liability insurance at its own expense so that an insurance company can cover any damages caused to the company or any third parties by its directors. According to the FCSM/FSFM of the Russian Federation, and as practiced internationally, Directors' and Officers' liability insurance is an effective liability safeguard and a persuasive way of attracting highly qualified professionals to a board of directors. The insurance premium is not to exceed US$1,000,000 (one million) per annum.

4. **Determination of the value of assets being the subject matter of the Indemnification Agreements to be entered into with members of the Board of Directors of OJSC Polyus Gold.**

Recommendation

The Board of Directors recommends determining the value of assets being the subject matter of inter-related transactions for indemnification of members of the Board of Directors of OJSC Polyus Gold for any losses that such persons might incur in connection with their election to office at a total amount not exceeding US$20,000,000 (twenty million) per transaction.

Position of the Board of Directors

This item is tabled pursuant to Article 83.3 of the Federal Law on Joint Stock Companies.

5. **Approval of the Indemnification Agreements with members of the Board of Directors of OJSC Polyus Gold as inter-related interested party transactions.**

Recommendation

The Board of Directors recommends approving the conclusion of inter-related interested party transactions covering the obligation of OJSC Polyus Gold to indemnify members of the Board of

Directors of OJSC Polyus Gold for any losses that such persons might incur in connection with their election to office for a total amount not exceeding US$20,000,000 (twenty million) each.

Position of the Board of Directors

This item is tabled pursuant to Article 83.3 of the Federal Law on Joint Stock Companies.

Directors' and Officers' liability insurance assumes that OJSC Polyus Gold will enter into an Indemnification Agreement with each member of the Board of Directors. Such Agreements shall cover the obligation of OJSC Polyus Gold to indemnify members of the Board of Directors for any losses that such persons might incur in connection with their election to office. Payments by OJSC Polyus Gold under the Indemnification Agreements will be covered by insurance companies up to a total of US$20,000,000 (twenty million), over and above the excess under the policy, which shall be paid by OJSC Polyus Gold.

6. Approval of the Regulations on the Audit Commission of OJSC Polyus Gold.

Recommendation

The Board of Directors recommends approving the Regulations on the Audit Commission of OJSC Polyus Gold.

Position of the Board of Directors

Pursuant to Article 48.1 of the Federal Law on Joint Stock Companies, approval of company's internal documents fall within the competence of the general shareholders' meeting.

This document needs to be approved as a procedures manual for the work of the Audit Commission of OJSC Polyus Gold.

Open Joint Stock Company Polyus Gold
(OJSC Polyus Gold)

123104, 15 Tverskoy boulevard, bldg. 1, Moscow, Russian Federation

VOTING BALLOT

Form of the General Shareholders' Meeting – Absentee Voting.

Deadline for submission of voting ballots – September 11, 2006.

Title/Full name of Shareholder: ____________________

Registration number: ____________ **Number of votes** ____________

Agenda Item 1: Remuneration and reimbursement of the expenses of independent directors who are members of the Board of Directors of OJSC Polyus Gold.	
Set the level of remuneration paid to members of the Board of Directors of OJSC Polyus Gold, V.N. Braiko, Lord Gillford, and Rodney B. Berens, who are "Independent Directors" in accordance with the provisions of Article 6.2.8 of the Charter of OJSC Polyus Gold during their term of office at US$25,000 (with payment in Rubles at the Central Bank of Russia exchange rate as of the last day of the quarter remunerated) per quarter each, and also to be reimbursed all substantiated and documented expenses in connection with the fulfillment of their duties as members of the Board of Directors of OJSC Polyus Gold (travel, accommodation, meals, interpreting services) not exceeding 2 million Rubles per annum each.	**«For»** ☐ ____________ **votes** **«Against»** ☐ ____________ **votes** **«Abstained»** ☐ ____________ **votes**

Agenda Item 2: Determination of the cost of Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold.	
Determine the cost of Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold with a total limit of liability not exceeding US$20,000,000 (twenty million) and insurance premium not greater than US$1,000,000 (one million).	**«For»** ☐ ____________ **votes** **«Against»** ☐ ____________ **votes** **«Abstained»** ☐ ____________ **votes**

Agenda Item 3: Approval of the interested party transaction on Directors' and Officers' liability insurance for members of the Board of Directors of OJSC Polyus Gold.	
Approve the Directors' and Officers' liability insurance policy for members of the Board of Directors of OJSC Polyus Gold with a Russian insurance company for a term of one year, with a total limit of liability not exceeding US$20,000,000 (twenty million) and insurance premium not greater than US$1,000,000 (one million).	**«For»** ☐ ____________ **votes** **«Against»** ☐ ____________ **votes** **«Abstained»** ☐ ____________ **votes**

Agenda Item 4: Determination of the value of assets being the subject matter of the Indemnification Agreements to be entered into with members of the Board of Directors of OJSC Polyus Gold.	
Determine the value of assets being the subject matter of inter-related transactions for indemnification of members of the Board of Directors of OJSC Polyus Gold for any losses that such persons might incur in connection with their election to office in the total amount not exceeding US$20,000,000 (twenty million) per transaction.	**«For»** ☐ ____________ **votes** **«Against»** ☐ ____________ **votes** **«Abstained»** ☐ ____________ **votes**

Agenda Item 5: Approval of the Indemnification Agreements with members of the Board of Directors of OJSC Polyus Gold as inter-related interested party transactions.	
Approve the execution of inter-related interested-party transactions covering the obligation of OJSC Polyus Gold to indemnify members of the Board of Directors of OJSC Polyus Gold for any losses that such persons might incur in connection with their election to office for a total amount not exceeding US$20,000,000 (twenty million) each.	«For» ☐ ________________ votes «Against» ☐ ________________ votes «Abstained» ☐ ________________ votes

Agenda Item 6: Approval of the Regulations on the Audit Commission of OJSC Polyus Gold.	
Approve the Regulations on the Audit Commission of OJSC Polyus Gold.	«For» ☐ ________________ votes «Against» ☐ ________________ votes «Abstained» ☐ ________________ votes

☐ *mark if voting is by proxy issued with respect to shares transferred after the date of drawing up of the list of persons entitled to participate in the General Shareholders' Meeting.*

☐ *mark if voting is pursuant to the instructions of buyers of shares transferred after the date of drawing up of the list of persons entitled to participate in the General Shareholders' Meeting and/or in accordance with the instructions of holders of depository securities.*

☐ *mark if a portion of shares was transferred after the date of drawing up of the list of persons entitled to participate in the General Shareholders' Meeting.*

Shareholder's or Proxy's signature ______________________________

By proxy issued ________ __, 2006 ____
(indicate the issuer)

<u>Voting ballot must be signed by the Shareholder. An incorrectly completed or unsigned voting ballot shall be deemed invalid.</u>

Voting shall be made by putting a cross ☒ in the respective box.

Voters may vote for only one option, except in cases of voting pursuant to the instructions of buyers of shares transferred after the date of drawing up of the list of persons entitled to participate in the General Shareholders' Meeting and/or in accordance with the instructions of holders of depository securities;

should the voting ballot be marked with more than one option, then the number of votes cast for each of the respective options must be shown in the vote margin for indicating the number of votes, and the ballot marked to indicate that voting is in accordance with the instructions of the persons that acquired the shares after the date of pursuant to the instructions of buyers of shares transferred after the date of drawing up of the list of persons entitled to participate in the General Shareholders' Meeting and/or in accordance with the instructions of holders of depository securities;

a voter by proxy issued with respect to shares transferred after the date of drawing up of the list of persons entitled to participate in the General Shareholders' Meeting shall indicate the number of votes cast for the chosen option in the vote margin for indicating the number of votes opposite the respective choice and mark the ballot to indicate that voting is by proxy issued with respect to shares transferred after the date of drawing up of the list of persons entitled to participate in the General Shareholders' Meeting;

if not all shares have been transferred after the date of drawing up of the list of persons entitled to participate in the General Shareholders' Meeting, then the voter shall put down the number of votes cast for the chosen voting option in the vote margin for indicating votes opposite the chosen voting option and mark the ballot to indicate that a portion of shares was transferred after the date of drawing up of the list of persons entitled to participate in the General Shareholders' Meeting. If with respect to shares transferred after the date of drawing up of the list of persons entitled to participate in the General Shareholders' Meeting the instructions of buyers of such shares are received and correspond to the marked voting option, then such votes shall be added up.

Documents certifying the authority of assignees and representatives of persons included in the list of persons entitled to participate in the General Shareholders' Meeting (or notarized copies) shall be attached to the voting ballots or handed to the counting commission at registration for the General Shareholders' Meeting.

Completed voting ballots are to be forwarded to any of the addresses below:

- OJSC Polyus Gold, Tverskoy Boulevard, 15, bldg. 1, Moscow, 123104, Russian Federation;
- CJSC National Registration Company, P.O. Box 10, Moscow, 121357, Russian Federation;
- Norilsk Branch of CJSC National Registration Company, Leninsky Pr., 16, Norilsk, Krasnoyarsk Krai, 663301, Russian Federation;
- St. Petersburg Branch of CJSC National Registration Company, Izmailovsky Prospekt., 4-A, St. Petersburg, 198005, Russian Federation.

Exemption number 82-34961
Exhibit ___

APPROVED
by the General Shareholders' Meeting
of Open Joint Stock Company Polyus Gold
(Minutes No. ____dated «__» ______ 2006)

REGULATIONS ON AUDIT COMMISSION OF OPEN JOINT STOCK COMPANY POLYUS GOLD

2006

1. GENERAL

1.1. These Regulations determine the operating procedures of the Audit Commission of Open Joint Stock Company Polyus Gold (hereinafter referred to as the "**Audit Commission**") and the procedure for its interaction with other bodies of Open Joint Stock Company Polyus Gold (hereinafter, the "**Company**").

1.2. The Audit Commission is the Company's body that controls the Company's financial and business operations.

1.3. The operations of the Audit Commission are governed by laws and other normative acts of the Russian Federation, the Federal Law On Joint Stock Companies (hereinafter referred to as the "**Federal Law**"), the Company's Charter, these Regulations and resolutions of the Company's General Shareholders' Meetings and the Board of Directors.

1.4. The number of members of the Audit Commission, restrictions on election of particular persons to the Audit Commission and the procedure for election of the Audit Commission's members are set forth in the Federal Law and the Company's Charter.

1.5. The Audit Commission shall be elected by the Company's General Shareholders' Meeting for the term until the next annual General Shareholders' Meeting.

1.6. The Chairman of the Audit Commission (hereinafter referred to as the "**Chairman**") is elected by members of the Audit Commission from among themselves by majority vote of all elected members of the Audit Commission and may be re-elected at any time. The Chairman organizes the work of the Audit Commission, convenes the meetings of the Audit Commission and presides at its meetings, arranges for keeping minutes at the Audit Commission's meetings.

2. FUNCTIONS OF THE COMPANY'S AUDIT COMMISSION

2.1. Audit of the Company's financial and business operations (hereinafter referred to as the "**audit**") is carried out by the Audit Commission on the annual results of the Company's operations and at any time at the initiative of the Audit Commission, by resolution of the Company's General Shareholders' Meeting, the Company's Board of Directors or at the request of the Company's shareholder (shareholders) who owns (own) in the aggregate at least 10 percent of the Company's voting shares.

2.2. When conducting the audit, the Audit Commission performs the following functions:

- verification of accuracy of data contained in the Company's annual report, balance sheet and profit and loss statement;
- analysis of compliance of the Company's books and records with the normative acts;
- examination of compliance of the Company's financial and business operations with statutory standards and rules;
- analysis of the Company's financial standing, solvency, assets liquidity and financial leverage, identification of potential for improvement of the Company's economic standing and elaboration on recommendations for the Company's management bodies;
- check timing and accuracy of payments to suppliers of goods and services, the budget, accrual and payment of dividends, interests on bonds and performance of other Company's obligations;
- check the Company's use of its profits;
- informing the Company's Board of Directors of any discovered violation of accounting and reporting rules established by legal acts of the Russian Federation and rules for carrying out financial and business operations.

2.3. The Audit Commission prepares opinions on the results of the Company's financial and business operations.

3. RIGHTS OF THE AUDIT COMMISSION

3.1. For the purpose of proper performance of its functions the Audit Commission is entitled to:

- request from the Company's management bodies and heads of its subdivisions the documents relating to the Company's financial and business operations; the Company officers shall provide such documents within five days of receipt of a written request to do so;
- demand the convocation of the Company's Board of Directors meeting or the Company's extraordinary General Shareholders' Meeting. The Audit Commission passes a resolution to convene any of the above by simple majority vote of the members of the Audit Commission attending the meeting and such resolution is signed by the Audit Commission's members who voted in favor of such resolution. The demand should contain the wording of items to be included into the agenda indicating the motivation for inclusion thereof;
- demand personal explanations from the Company's employees, including the Company's officers, regarding questions falling within the competence of the Audit Commission;
- engage specialists having no permanent positions in the Company on the basis of civil law contracts;
- propose in the established procedure that the Company's employees, including officers, incur disciplinary or financial liability.

4. RESPONSIBILITIES OF THE AUDIT COMMISSION AND ITS MEMBERS

4.1. The Audit Commission shall:

- demand convocation of a meeting of the Company's Board of Directors or extraordinary General Shareholders' Meeting where any discovered violations in the Company's financial and business operations or threat to the Company's interests require a resolution regarding the matters falling within the competence of the mentioned above Company's management bodies;
- submit to the Company's Board of Directors opinion(s) on the results of audit of the Company's financial and business operations no later than 45 days before the date of the Company's annual General Shareholders' Meeting;
- verify the accuracy of data contained in the Company's reports and other financial documents;
- notify the party that initiated an audit of any discovered violations of accounting and reporting rules set forth by legal acts of the Russian Federation and violation of rules for carrying out the Company's financial and business operations.

4.2. Members of the Audit Commission shall act in the best interest of the Company reasonably and in good faith when exercising their rights and performing their obligations.

When conducting audit, the members of the Audit Commission shall duly examine all documents relating to the subject matter of the audit.

4.3. The powers of a member of the Audit Commission may be prematurely terminated by a resolution of the Company General Shareholders' Meeting in any of the following cases:

- if such member resigns at his own will;
- if such member does not exercise his rights or does not perform his obligations in good faith;
- in cases envisaged by law.

4.4. A member of the Audit Commission is obliged to:

- notify in writing the Chairman of the Audit Commission and the Company's Board of Directors of his/her intention to resign from the Audit Commission (early termination of powers);
- keep the Company's commercial secrets in the procedure established by the Company with respect to documents (information) that he/she becomes familiar with due to the performance of his/her functions.

5. PROCEDURE FOR CONDUCTING AUDIT

5.1. A scheduled audit is carried out on the results of the Company's annual operation.

5.2. Any other audit is considered as unscheduled.

5.3. An unscheduled audit is carried out:

- at the request of the Company's shareholder (shareholders) who owns (own) in the aggregate at least 10 percent of the Company's voting shares;
- by a resolution of the Company's General Shareholders' Meeting;
- by a resolution of the Company's Board of Directors;
- at the initiative of the Audit Commission.

5.4. A request that an unscheduled audit be made is made in writing, addressed to the Chairman and sent to the Company by registered mail or by fax or is delivered to the Company's office.

The date of submission of the request shall be the date of receipt of the registered mail or the fax message by the Company or the date of delivery of such request to the Company's office.

5.5. A request that an unscheduled audit be made shall contain:

- the name of the person requesting such unscheduled audit;
- substantiation of the necessity of making an unscheduled audit.

The following should be attached to the request of the person calling for an unscheduled audit:

- power of attorney drawn up in accordance with the legislation of the Russian Federation if the request is signed by the authorized representative of a shareholder (shareholders) being a natural person;
- charter of a legal entity, confirmation of appointment as representative of a legal entity or power of attorney drawn up in accordance with the legislation of the Russian Federation (or notarized copies of the said documents) if the request is made by a shareholder (shareholders) who is a legal person;
- duly drawn up copies of (excerpts from) minutes of a General Shareholders' Meeting or a meeting of the Company's Board of Directors if an unscheduled audit is requested by a resolution of the Company's General Shareholders' Meeting or its Board of Directors.

5.6. The Audit Commission shall decide to carry out an unscheduled audit or to refuse to carry it out within 10 business days from the receipt of the duly drawn up request.

The Chairman of the Audit Commission shall notify in writing the person that requested an unscheduled audit of the decision of the Audit Commission within 5 business days from the date of the respective decision of the Audit Commission.

5.7. A decision to refuse to carry out an unscheduled audit may only be taken if:

- in accordance with the Federal Law the person that requests an unscheduled audit is not a entitled to do so;

- the request is signed by a person whose powers have not been duly confirmed;
- the content of the request does not comply with clause 5.5 hereof.

5.8. The person that requests an unscheduled audit may recall its request at any time before the Audit Commission adopts a resolution on the matter by notifying the Audit Commission of such recall in writing in the procedure set forth in clause 5.4 hereof.

5.9. The duration of an unscheduled audit may not be longer than 90 (ninety) days.

5.10. The opinion on the results of an unscheduled audit shall be reported to the person that demanded such unscheduled audit by letter or by fax or is delivered against receipt within 5 business days from the date of signing the minutes of the meeting of the Audit Commission where resolutions regarding the results of the audit have been adopted.

6. REMUNERATION AND COMPENSATION OF MEMBERS OF THE AUDIT COMMISSION

6.1. The remunerations and compensations for the members of the Audit Commission shall be set by the Company's General Shareholders' Meeting subject to each member's contribution to the operations of the Audit Commission and on the basis of recommendations of the Company's Board of Directors.

6.2. The Chairman of the Audit Commission shall make proposals regarding the amount of remunerations to the Audit Commission's members to the Company's Board of Directors.

7. MEETINGS OF THE AUDIT COMMISSION

7.1. The Audit Commission passes resolutions on any questions at the meetings.

7.1.1. The Audit Commission's meetings shall be convened by the Chairman as and when needed subject to the requirements of the legislation of the Russian Federation currently in force, the Company's Charter and these Regulations.

7.1.2. The Audit Commission meetings shall be held in accordance with the schedule approved by the Audit Commission and also before the beginning and after the end of an audit.

7.1.3. A member of the Audit Commission may request convocation of an unscheduled meeting if he discovers violations of the Company's financial and business operations that require the Audit Commission to take its decision immediately.

7.1.4. All meetings of the Audit Commission shall be held in the form of a meeting.

7.1.5. A meeting of the Audit Commission has a quorum if at least half of the elected members of the Audit Commission attend.

7.1.6. In taking the resolutions of the Audit Commission each member has one vote.

A member of the Audit Commission is prohibited from transferring his vote to another member of the Audit Commission or to any other person.

7.2. The resolutions of the Audit Commission are taken by a simple majority vote of the members of the Audit Commission attending the meeting.

7.3. At each meeting of the Audit Commission minutes of such meeting shall be kept.

The following is put on record in such minutes:

- place and date/time of meeting of the Audit Commission;
- matters discussed at the meeting of the Audit Commission;
- names of the members of the Audit Commission attending the meeting;
- key points of speeches of those attending the meeting of the Audit Commission;
- questions put to vote and results of voting thereon;
- resolutions passed by the Audit Commission.

7.4. Minutes of a meeting of the Audit Commission are drawn up within three (3) days of the date of the meeting and are signed by the Chairman of the Audit Commission and if the Chairman is not present - by one of the members of the Audit Commission that is elected to preside over the meeting. The person signing the minutes is liable for its accuracy.

A dissenting member of the Audit Commission may express his dissenting opinion that is entered into the minutes of the meeting. If a dissenting opinion is expressed in writing, it is attached to the minutes of the meeting.

7.5. Minutes of the meetings of the Audit Commission are submitted to the Company's Board of Directors. Minutes of the meetings of the Audit Commission are kept at the location of the Company's executive body.

7.6. Reports, opinions, records and requests of the Audit Commission for convening an extraordinary General Shareholders' Meeting and the meeting of the Company's Board of Directors shall be signed by the members of the Audit Commission that voted in favor thereof.

INDEMNIFICATION AGREEMENT

Indemnification Agreement, dated as of __________, 2006, between Open Joint Stock Company Polyus Gold, a company established and existing under the laws of the Russian Federation (the "Company"), and ______________________ ("Indemnitee").

WHEREAS, the Company has determined that attracting and retaining qualified persons as directors is in the best interests of the Company's shareholders and that it is reasonable for the Company to indemnify its directors to the fullest extent permitted by Russian law;

WHEREAS, the shareholders of the Company have given their approval for the Company to enter into indemnification agreements with its directors;[1]

NOW, THEREFORE, the Company and Indemnitee hereby agree as follows:

1. Indemnification

The Company shall indemnify Indemnitee, to the fullest extent permitted by Russian law in effect on the date hereof or as amended to increase the scope of permitted indemnification, against legal expenses, losses, liabilities, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges in connection therewith) incurred by Indemnitee or on Indemnitee's behalf in connection with any proceeding resulting from or relating to decisions Indemnitee made on behalf of the Company in his or her capacity as a director of the Company during such time when Indemnitee served as a director.

2. Limitations on Indemnification

Notwithstanding any other provision of this Agreement, Indemnitee shall not be entitled to indemnification under Section 1:

a. to the extent that there was a final adjudication by the court of competent jurisdiction that the Indemnitee derived an improper personal benefit or otherwise breached his duty of loyalty to the Company or its shareholders or that the Indemnitee committed acts or omissions other than in good faith or which involved fraudulent, dishonest or intentional misconduct or knowing violation of law; or

b. if a final decision by a court of competent jurisdiction shall determine that such indemnification is prohibited under applicable law; or

c. to the extent that payment is actually made, or for which payment is available, to or on behalf of the Indemnitee under an insurance policy, except in respect of any amount in

[1] This Agreement may also contain a reference to a services (or compensations) agreement concluded between the Company and the respective director-Indemnitee.

excess of the limits of liability of such policy or any applicable deductible for such policy; or

d. to the extent that payment has or will be made to the Indemnitee by the Company otherwise than pursuant to this Agreement; or

e. in connection with any proceeding (or part thereof) initiated by the Indemnitee, unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors of the Company, or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under applicable law; or

f. in an amount exceeding US$ ________________ in each calendar year.

3. Indemnification Procedure

The Indemnitee shall give the Company notice in writing as soon as practicable of any proceeding for which indemnification will or could be sought under this Agreement. To obtain indemnification payments or advances under this Agreement, Indemnitee shall submit to a Company a written request therefore, together with such invoices or other supporting information as may be reasonably requested by the Company and reasonably available to Indemnitee. The Company shall make such indemnification payment within thirty (30) days of receipt of such invoices and supporting information.

There shall be no presumption in favor of indemnification. If there is a dispute between the Company and Indemnitee as to whether Indemnitee is entitled to indemnification, then independent legal counsel shall be selected by the board of directors of the Company to make such determination. The selected independent legal counsel shall make such determination within thirty (30) days of being selected and the decision of such independent legal counsel shall be binding upon all parties.

4. Severability

If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by Russian law.

5. Governing law

This Agreement shall be governed by and its provisions construed in accordance with Russian law.

6. Counterparts

This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original (including facsimile signatures), but all such counterparts shall together constitute one and the same instrument.

7. Amendments

No amendment or modification of this Agreement shall be effective unless in writing signed by both parties.

8. Termination

This Agreement shall remain in effect until the expiration of three years as of the date when the Indemnitee ceases to serve as a director of the Company.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

OJSC POLYUS GOLD

By: ______________________

Name:

Title:

Address: ____________________

AGREED TO AND ACCEPTED:

INDEMNITEE:

By: ______________________

Name:

Title:

Address: ______________________

____

____

СОГЛАШЕНИЕ

г. Москва «__» ______ 2006 г.

ОАО «Полюс Золото», именуемое в дальнейшем «Общество», в лице Генерального директора г-на Иванова Е.И., действующего на основании Устава, с одной стороны, и г-н ______________, именуемый в дальнейшем «Директор», с другой стороны, совместно именуемые «Стороны»,

в соответствии со ст.64 федерального закона «Об акционерных обществах» и на основании решений Общего собрания акционеров Общества об избрании г-на ________________ членом Совета директоров Общества (Протокол Общего собрания акционеров ОАО «Полюс Золото» от 13 марта 2006г.) и выплате вознаграждения и компенсации расходов независимым директорам – членам Совета директоров Общества (Протокол внеочередного Общего собрания акционеров ОАО «Полюс Золото» от __ _______ 2006г.),

договорились о нижеследующем:

1. За выполнение функций Директора Общество производит выплату Директору вознаграждения в размере эквивалентном 25 000 долларам США в квартал (далее – «Вознаграждение») по курсу ЦБ РФ на последний день квартала, за который выплачивается вознаграждение, в срок не позднее десяти рабочих дней по окончанию квартала.

2. Общество также возмещает Директору документально подтвержденные расходы, связанные с исполнением им обязанностей члена Совета директоров Общества, (проезд, проживание, питание, услуги переводчиков). Оплата указанных расходов производится Обществом при условии предоставления подтверждающих произведенные расходы документов, ежеквартально, в рублях по курсу ЦБ РФ на

AGREEMENT

Moscow, ______ «__», 2006

OJSC Polyus Gold, hereinafter "the Company", represented by the General Director, Mr. Ivanov E.I., acting under the Charter of the Company, on the one hand and Mr. ________________, hereinafter "the Director", on the other hand, jointly referred to as the "Parties"

pursuant to the Article 64 of the Law "On joint stock companies" and on the basis of the resolution of the Annual General Meeting of shareholders of the Company to elect Mr. ________________ as a member of the Board of Directors of the Company (Minutes of the General Shareholders' Meeting of OJSC Polyus Gold as of March 13, 2006) and the resolution to pay fees and reimburse for the expenses the independent directors – members of the Board of Directors of the Company (Minutes of the Extraordinary General Shareholders' Meeting of OJSC Polyus Gold as of September 11, 2006)

agreed to the following:

1. The Company shall pay fees to the Director for serving as a Director in the equivalent amount of US$25,000 per quarter (hereinafter referred to as "the Fees") at the exchange rate of the Central Bank of the Russian Federation set on last day of the quarter remunerated, within 10 working days of the end of each quarter.

2. The Company shall also reimburse the Director for the documentary confirmed expenses (travel, accommodation, meals, and translation services) related to accomplishing its duties as a Director. The Company shall reimburse for the aforementioned expenses only at presenting relevant documents confirming such expenses incurred on a quarterly basis in Russian rubles at the exchange rate of the Central Bank of the

последний день квартала, в котором были понесены расходы, в срок не позднее десяти рабочих дней по окончанию квартала. Максимальный размер расходов, возмещаемых Обществом, не может превышать 2 000 000 (Два миллиона) рублей в год.

Russian Federation set on the last day of the quarter when these expenses were incurred, within 10 working days of the end of each quarter. The maximum amount of expenses which shall be reimbursed by the Company shall be limited to 2,000,000 (Two million) Russian rubles per annum.

3. Все выплаты по настоящему Соглашению производятся Обществом с удержанием налогов, подлежащих уплате в соответствии с законодательством Российской Федерации.

3. The Company shall make all the payments under this Agreement and shall withhold all taxes from such payments, appropriate for withholding under the legislation of the Russian Federation.

4. Вознаграждение уплачивается Директору в связи с осуществлением им обязанностей в качестве члена Совета директоров Общества, в том числе за участие в работе комитетов Совета директоров.

4. The Fees are paid only with respect to the performance by the Director of his/her duties in his/her capacity as a director of the Company, including membership on the committees of the Board of Directors.

5. Настоящее Соглашение вступает в силу с момента подписания (при том понимании, что Директор имеет право на вознаграждение в полном объеме по настоящему Соглашению за выполнение функций Директора до указанного момента) и действует до даты проведения следующего Общего собрания акционеров Общества. Действие настоящего Соглашения прекращается досрочно в нижеследующих случаях:

5. This Agreement shall become effective on the date of its signing by the Parties (it being understood that the Director shall be entitled to full compensation hereunder for the services he rendered as a Director prior thereto) and shall remain in force until the next General Shareholders' Meeting of the Company. This Agreement shall be terminated preterm in the following cases:

5.1 в случае если Директор не может далее рассматриваться как Независимый директор Общества в соответствии со статьей 83 Закона «Об акционерных обществах» и статьей 6.2.8. Устава ОАО «Полюс Золото», утвержденного Общим собранием акционеров Общества, (Протокол Общего собрания акционеров ОАО «Полюс Золото» от 13 марта 2006г.);

5.1. if the Director can not be further considered as an Independent Director of the Company as set forth by the Article 83 of the Law "On joint stock companies" and the Article 6.2.8 of the Charter of OJSC Polyus Gold, approved by General Shareholders' Meeting (Minutes of the General Shareholders' Meeting of OJSC Polyus Gold of March 13, 2006);

5.2. в случае если полномочия Директора будут прекращены досрочно по решению внеочередного Общего собрания акционеров Общества.

5.2 if the authority of the Director cancelled preterm by a resolution of an Extraordinary General Shareholders' Meeting.

В указанных в настоящем пункте случаях досрочного прекращения настоящего Соглашения Вознаграждение Директору выплачивается пропорционально времени и расходы возмещаются за период, в течение которого Директор исполнял обязанности

In the aforementioned cases of preterm termination of this Agreement stated in the present item, the Fees to the Director shall be paid pro rata to, and the expenses shall be reimbursed if incurred within the term of the Director executing the duties of the member of

члена Совета директоров Общества, являясь при этом Независимым директором Общества.

the Board of Directors of the Company as an Independent Director of the Company.

6. Общество заверяет, что:

6.1. Общество имеет корпоративные и иные полномочия на заключение настоящего Соглашения и исполнение тех обязательств, которые должны быть исполнены им в соответствии с настоящим Соглашением; и настоящее Соглашение является законным и обязывающим обязательством Общества, которое может быть осуществлено в принудительном порядке против него в соответствии со своими условиями;

6. The Company represents that:

6.1. The Company has full power and authority (corporate and other) to enter into this Agreement and to perform its obligations hereunder; and this Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms;

6.2. Заключение Обществом настоящего Соглашения и исполнение Обществом своих обязательств по настоящему Соглашению, (i) не требует получения какого-либо согласия, согласования, разрешения или приказа, или подачи документов в какой-либо государственный орган или организацию (включая центральный банк) или какой-либо судебный орган и (ii) не противоречит и не приводит к какому-либо противоречию или нарушению каких-либо условий или положений и не представляет собой невыполнение (A) какого-либо закона или какого-либо правила, положения или приказа правительственного органа или организации (включая центральный банк) или решения какого-либо суда, применимого к Обществу или какому-либо его имуществу, (B) какого-либо соглашения или документа, стороной которого оно является или который связывает какое-либо его имущество или (C) устава или учредительных документов Общества;

6.2. The execution and delivery by the Company of this Agreement, and the performance by the Company of its obligations hereunder, (i) do not require any consent, approval, authorization or order of, or filing with, any governmental agency or body (including any central bank) or any court and (ii) will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under, (A) any statute, or any rule, regulation or order of any governmental agency or body (including any central bank) or any court applicable to the Company or any of its properties, (B) any agreement or instrument to which the Company is a party or by which the Company is bound or to which any of its properties is subject or (C) the charter or by-laws or other constitutive documents of the Company;

6.3. Общество получит и будет поддерживать в юридической силе все согласия, согласования, разрешения и приказы и подавать в государственные органы и организации (включая центральный банк) или суд документы, которые могут быть необходимы для того, чтобы оно могло выполнять свои обязательства по настоящему Соглашению.

6.3. The Company shall obtain and maintain in full force and effect all consents, approvals, authorizations and orders of, and make all filings with, any governmental agency or body (including any central bank) or any court that may be required for it to perform its obligations hereunder.

7. Настоящее Соглашение имеет исчерпывающий характер и заменяет собой все ранее имевшие место договоренности между Сторонами, относящиеся к предмету настоящего Соглашения.

7. This Agreement constitutes the entire agreement, and supersedes all previous agreements, between the parties relating to the subject matter of this Agreement.

8. Неиспользование или задержка с использованием какого-либо права или средства судебной защиты, установленных настоящим Соглашением или законом, не является отказом от таких прав или средств судебной защиты или отказом от других прав или средств судебной защиты. Никакое единичное или частичное использование какого-либо права или средства судебной защиты, предусмотренного настоящим Соглашением или законом, не препятствует дальнейшему использованию такого права или средства судебной защиты или использованию другого права или средства судебной защиты.

8. The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

9. Настоящее Соглашение подчиняется материальному праву Российской Федерации. Споры, вытекающие из настоящего Соглашения, подлежат рассмотрению компетентным судом Российской Федерации по месту нахождения Общества.

9. This Agreement shall be governed by the substantive law of the Russian Federation. Disputes related to this Agreement shall be presented to a competent court of the Russian Federation by the seat of the Company.

10. Настоящее Соглашение составлено на русском и английском языках, в двух подлинных экземплярах, имеющих обязательную юридическую силу, по одному для каждой из Сторон. В случае расхождений между текстами Соглашения преимущественную силу имеет текст на русском языке.

10. This Agreement shall be executed in Russian and English in two counterparts, one for each of the Parties and each being valid legal document. In case of any discrepancies between the versions thereof, the Russian version shall prevail.

11. Реквизиты сторон:

Общество

____

Г-н _______________

11. The Parties:

The Company

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Mr. _______________

12. Подписи

Иванов Е.И.
от имени Общества

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Г-н _______________

12. Signatures

Evgeny I. Ivanov
on behalf of the Company

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Mr. _______________